CONSOLIDATED FINANCIAL STATEMENTS

2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bancolombia S. A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Bancolombia S.A. and its subsidiaries (the “Bank”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Bank's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Bank's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Bank’s consolidated financial statements and on the Bank's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co

© 2023 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Report of Independent Registered Public Accounting Firm

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for loans, advances and lease losses

As described in Notes 2 (section D.4.1.2.1 and E.1), 6 and 30 to the consolidated financial statements, management assesses the adequacy of the allowance for loan losses based on evaluations of the loan portfolio utilizing objective and subjective criteria. As of December 31, 2023, the allowance for loan losses was COP$16,223,103 million on total loans of COP$253,951,647 million. As disclosed by management, expected credit losses are calculated using both individual and collective models and methodologies. These are based on significant assumptions and judgements that consider historical credit data, the current situation of the borrower and reasonable and proper forecasts of future economic conditions. Collective models include parameters such as the probability of default at 12 months, probability of default throughout the lifetime of the obligation (when the loan is classified as stage 2), loss given default, and exposure at default. These models also incorporate a prospective approach that includes assumptions of future macroeconomic

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co

© 2023 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

conditions in plausible future scenarios. In addition, for loans individually assessed in stage 3, the Bank will evaluate significant defaulted loans. This evaluation will consider the debt profile of each debtor, the fair value of guarantees granted, information on credit behavior and the expected future cash flows from the client.

Report of Independent Registered Public Accounting Firm

The principal considerations for our determination that performing procedures relating to the Bank’s allowance for loans, advances and lease losses is a critical audit matter are, (i) the significant judgment used by management in determining the expected credit losses, in particular the assumptions used in determining: probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, exposure at default with the inclusion of the forward-looking basis that includes assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in Stage 3 analysis of the debt profile of each debtor, information on the credit behavior, the future cash flows expected from the client and the fair value of guarantees granted, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to these significant assumptions, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming the overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Bank’s allowance for loans, advances and leasing losses estimation process, which included controls over the data, models and assumptions used in the estimation process. These procedures also included, among others: testing management’s process for estimating the allowance for loan, advances and lease losses by (i) evaluating the appropriateness of the models utilized for the estimation of the expected loss parameters and the reasonableness of the significant assumptions, such as default at 12 months and lifetime, loss given default and exposure at default with the inclusion of the forward-looking basis that include assumptions of future macroeconomic conditions in plausible future scenarios, and evaluating the adjustments, (ii) testing the completeness and accuracy of the data used in the estimate and the mathematical accuracy of the impairment calculation for the credit portfolios; and (iii) evaluating individual credit files to determine the reasonableness of management’s estimation of the future cash flows expected from the client and the fair value of guarantees granted, estimated by management in the impairment for the credit portfolios. The procedures included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the models utilized by management, methodologies and the reasonableness of the assumptions used in the credit loss estimates.

Goodwill Impairment Assessment

As described in Notes 2 (section D.13) and 9.2 to the consolidated financial statements, the Bank’s consolidated goodwill balance was COP$7.818.125 million as of December 31, 2023. The Bank evaluates at the end of each period whether there is any indication that on a stand-alone basis non-financial assets and cash-generating units are impaired. If some indication of impairment does exist, the Bank estimates the recoverable amount of the assets and the loss by impairment, the impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. Regardless of whether impairment indicators exist, impairment of goodwill is assessed annually, or more frequently if events or changes in circumstances indicate that it may be impaired. The recoverable amount of non-financial assets or cash-generating units is the higher of its fair value less costs of disposal and its value in use, where fair value is determined by Management by reference to market value, if available, by pricing models, or with the assistance of a valuation specialist. While value in use requires Management to make significant assumptions and use estimates to forecast cash flow for periods that are beyond the normal requirements of management reporting; and assess the appropriate discount rate and growth rate.

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co

© 2023 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of all reporting units is a critical audit matter are the significant judgment by management when developing the recoverable amount measurement of the cash generating units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, related to discount rate and growth rate, and other assumptions commonly used to determine the recoverable value of the goodwill. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming the overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Bank’s cash generating units. These procedures also included, among others, testing management’s process for developing the recoverable amount estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of underlying data used in the model; and evaluating the assumptions used by management were reasonable considering: (i) the current and past performance of the cash generating unit, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit and other assumptions used to determine the recoverable value of the goodwill. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the Bank’s discounted cash flow model and the reasonableness of certain significant assumptions, relating to the discount rate and growth rate.

/s/ PwC Contadores y Auditores S. A. S.

Medellín, Colombia

March 26, 2024

We have served as the Company’s auditor since 2020.

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co

© 2023 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

As of December 31, 2023 and 2022

(Stated in millions of Colombian pesos)

	Note	December 31, 2023	December 31, 2022
ASSETS
Cash and cash equivalents	4	39,799,609	31,645,291
Financial assets investments	5.1	25,674,195	27,940,140
Derivative financial instruments	5.2	6,252,270	4,961,237
Financial assets investments and derivative financial instruments		31,926,465	32,901,377
Loans and advances to customers		253,951,647	269,923,739
Allowance for loans, advances and lease losses		(16,223,103)	(15,479,640)
Loans and advances to customers, net	6	237,728,544	254,444,099
Assets held for sale and inventories, net	13	906,753	608,449
Investment in associates and joint ventures	8	2,997,603	2,915,633
Investment properties	11	4,709,911	3,994,058
Premises and equipment, net	10	6,522,534	6,727,066
Right-of-use assets, lease	7.2	1,634,045	1,827,108
Goodwill and intangible assets, net	9	8,489,697	10,439,192
Deferred tax, net	12.5	685,612	764,594
Other assets, net	14	7,528,036	6,547,866
TOTAL ASSETS		342,928,809	352,814,733
LIABILITIES AND EQUITY
LIABILITIES
Deposits by customers	15	247,941,180	250,992,323
Interbank deposits and repurchase agreements and other similar secured borrowing	16	1,076,436	1,091,184
Derivative financial instruments	5.2	6,710,364	4,737,454
Borrowings from other financial institutions	17	15,648,606	19,692,638
Debt instruments in issue	18	14,663,576	19,575,988
Lease liabilities	7.2	1,773,610	1,900,268
Preferred shares		584,204	584,204
Current tax		164,339	965,180
Deferred tax, net	12.5	1,785,230	633,361
Employee benefit plans	19	882,954	765,371
Other liabilities	20	12,648,581	11,879,211
TOTAL LIABILITIES		303,879,080	312,817,182
EQUITY
Share capital	22	480,914	480,914
Additional paid-in-capital		4,857,454	4,857,454
Appropriated reserves	23	20,044,769	15,930,665
Retained earnings		2,515,278	3,278,164
Net income attributable to equity holders of the Parent Company		6,116,936	6,783,490
Accumulated other comprehensive income, net of tax		4,074,161	7,758,216
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE OWNERS OF THE PARENT COMPANY		38,089,512	39,088,903
Non-controlling interest		960,217	908,648
TOTAL EQUITY		39,049,729	39,997,551
TOTAL LIABILITIES AND EQUITY		342,928,809	352,814,733

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Colombian pesos, except EPS stated in units of pesos)

	Note	2023	2022	2021
Interest on loans and financial leases
Commercial		17,277,481	10,950,463	6,073,718
Consumer		10,062,092	7,821,758	5,362,194
Small business loans		169,301	172,384	135,914
Mortgage		3,852,725	3,377,432	2,331,971
Financial leases		3,879,188	2,461,456	1,440,493
Total interest income on loans and financial leases		35,240,787	24,783,493	15,344,290
Interest on debt instruments using the effective interest method	25.1	1,029,377	588,792	311,488
Total Interest on financial instruments using the effective interest method		36,270,164	25,372,285	15,655,778
Interest income on overnight and market funds		197,307	61,962	9,413
Interest and valuation on financial instruments	25.1	578,688	1,362,700	470,554
Total interest and valuation on financial instruments		37,046,159	26,796,947	16,135,745
Interest expenses	25.2	(16,668,295)	(8,442,470)	(4,351,556)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments		20,377,864	18,354,477	11,784,189
Credit impairment charges on loans, advances and financial leases, net	6	(7,461,479)	(3,721,353)	(2,521,178)
Credit (impairment) recovery for other financial instruments	5.1 - 21.1	(107)	(70,344)	100,648
Total credit impairment charges, net		(7,461,586)	(3,791,697)	(2,420,530)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments		12,916,278	14,562,780	9,363,659
Fees and commissions income	25.3	7,080,878	6,370,526	5,293,804
Fees and commissions expenses	25.3	(3,097,280)	(2,590,166)	(1,860,683)
Total fees and commissions, net		3,983,598	3,780,360	3,433,121
Other operating income	25.4	3,979,650	2,053,435	2,022,141
Dividends and net income on equity investments	25.5	210,185	235,854	328,344
Total operating income, net		21,089,711	20,632,429	15,147,265
Operating expenses
Salaries and employee benefits	26.1	(5,350,234)	(4,417,656)	(3,782,596)
Other administrative and general expenses	26.2	(5,033,944)	(4,559,900)	(3,740,506)
Taxes other than income tax	26.2	(1,433,148)	(929,512)	(719,593)
Impairment, depreciation and amortization	26.3	(1,124,859)	(980,575)	(920,558)
Total operating expenses		(12,942,185)	(10,887,643)	(9,163,253)
Profit before income tax		8,147,526	9,744,786	5,984,012
Income tax	12.3	(1,932,555)	(2,748,421)	(1,776,225)
Net income		6,214,971	6,996,365	4,207,787
Net income attributable to equity holders of the Parent Company		6,116,936	6,783,490	4,086,795
Non-controlling interest		98,035	212,875	120,992
Basic and diluted earnings per share to common shareholders, stated in units of pesos	27	6,420	7,113	4,309

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Colombian pesos)

	Note	2023	2022	2021
Net income		6,214,971	6,996,365	4,207,787
Other comprehensive income/(loss) that will not be reclassified to net income
Remeasurement income related to defined benefit liability		(44,594)	69,249	7,444
Income tax	12.4	13,234	(25,090)	(1,791)
Net of tax amount		(31,360)	44,159	5,653
Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)
Unrealized gain		11,144	33,354	3,994
Income tax	12.4	(246)	(1,282)	48,153
Net of tax amount		10,898	32,072	52,147
Gains on asset revaluation
Income tax	12.4	-	(71)	(142)
Net of tax amount		-	(71)	(142)
Total other comprehensive income that will not be reclassified to net income, net of tax		(20,462)	76,160	57,658
Other comprehensive income/(loss) that may be reclassified to net income
Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)
(Loss)/Gain on investments recycled to profit or loss upon disposal		(8,679)	15,250	34,440
Unrealized gain/(loss)		119,225	(182,729)	(101,544)
Unrealized (loss)/gain for fair value hedging		-	(3,647)	6,285
Changes in loss allowance for credit losses		3,741	(1,259)	(233)
Income tax		(21,023)	7,843	9,527
Net of tax amount		93,264	(164,542)	(51,525)
Foreign currency translation adjustments:
Exchange differences arising on translating the foreign operations		(4,963,913)	4,064,795	2,513,742
Gain / (Loss) on net investment hedge in foreign operations		1,948,833	(1,833,087)	(1,207,052)
Income tax	12.4	(772,755)	746,232	493,346
Net of tax amount(1)		(3,787,835)	2,977,940	1,800,036
Unrealized (loss)/gain on investments in associates and joint ventures using equity method		(2,225)	(1,929)	2,913
Income tax	12.4	2,223	(1,221)	(982)
Net of tax amount		(2)	(3,150)	1,931
Total other comprehensive income that may be reclassified to net income, net of tax		(3,694,573)	2,810,248	1,750,442
Other comprehensive income, attributable to the owners of the Parent Company, net of tax		(3,715,035)	2,886,408	1,808,100
Other comprehensive income, attributable to the Non-controlling interest		(5,222)	3,441	6,540
Total comprehensive income attributable to:		2,494,714	9,886,214	6,022,427
Equity holders of the Parent Company		2,401,901	9,669,898	5,894,895
Non-controlling interest		92,813	216,316	127,532
(1)	In 2023, there was a 20.54% revaluation of the Colombian peso against the U.S. dollar and in 2022 there was 20.82% devaluation.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
						Debt						Attributable
	Share	Additional	Appropiated		Equity	instruments						to owners	Non-
	Capital	Paid in	Reserves	Translation	Securities	at fair value	Revaluation		Employee	Retained	Net	of Parent	Controlling	Total
	(Note 22)	capital	(Note 23)	adjustment	through OCI	through OCI	of assets	Associates	Benefits	earnings	Income	Company	interest	equity
Balance as of January 1, 2023	480,914	4,857,454	15,930,665	7,762,214	152,028	(160,570)	2,137	11,522	(9,115)	3,278,164	6,783,490	39,088,903	908,648	39,997,551
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	6,783,490	(6,783,490)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2022, at a rate of COP 3,536 per share.	-	-	-	-	-	-	-	-	-	(3,343,319)	-	(3,343,319)	-	(3,343,319)
Other reserves	-	-	4,114,104	-	-	-	-	-	-	(4,149,684)	-	(35,580)	-	(35,580)
Realization of retained earnings(1)	-	-	-	-	30,980	-	-	-	-	(30,980)	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	(22,393)	-	(22,393)	-	(22,393)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	(41,244)	(41,244)
Net Income	-	-	-	-	-	-	-	-	-	-	6,116,936	6,116,936	98,035	6,214,971
Other comprehensive income	-	-	-	(3,787,835)	10,898	93,264	-	(2)	(31,360)	-	-	(3,715,035)	(5,222)	(3,720,257)
Balance as of December 31, 2023	480,914	4,857,454	20,044,769	3,974,379	193,906	(67,306)	2,137	11,520	(40,475)	2,515,278	6,116,936	38,089,512	960,217	39,049,729
(1)	Corresponds mainly to the exchange of shares from Bolsa de Valores de Colombia for shares of the Holding Bursátil Regional in Chile. The Holding Bursátil Regional was constituted as of the integration of the Colombia, Peru and Chile Stock Exchanges in November 2023. See Note 5.1. Financial assets investments.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
						Debt						Attributable
	Share	Additional	Appropiated		Equity	instruments						to owners	Non-
	Capital	Paid in	Reserves	Translation	Securities	at fair value	Revaluation		Employee	Retained	Net	of Parent	Controlling	Total
	(Note 22)	capital	(Note 23)	adjustment	through OCI	through OCI	of assets	Associates	Benefits	earnings	Income	Company	interest	equity
Balance as of January 1, 2022	480,914	4,857,454	14,661,007	4,784,274	135,364	3,972	2,208	13,874	(65,303)	3,273,788	4,086,795	32,234,347	1,691,111	33,925,458
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	4,086,795	(4,086,795)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2021, at a rate of COP 3,120 per share.	-	-	-	-	-	-	-	-	-	(2,943,199)	-	(2,943,199)	-	(2,943,199)
Other reserves	-	-	1,269,658	-	-	-	-	-	-	(1,299,084)	-	(29,426)	-	(29,426)
Realization of retained earnings(1)(2)	-	-	-	-	(15,408)	-	-	798	12,029	2,581	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	11,776	-	11,776	-	11,776
Acquisition Non-controlling interest (3)	-	-	-	-	-	-	-	-	-	145,507	-	145,507	(961,588)	(816,081)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-		(37,191)	(37,191)
Net Income	-	-	-	-	-	-	-	-	-	-	6,783,490	6,783,490	212,875	6,996,365
Other comprehensive income	-	-	-	2,977,940	32,072	(164,542)	(71)	(3,150)	44,159	-	-	2,886,408	3,441	2,889,849
Balance as of December 31, 2022	480,914	4,857,454	15,930,665	7,762,214	152,028	(160,570)	2,137	11,522	(9,115)	3,278,164	6,783,490	39,088,903	908,648	39,997,551

(1)Mainly corresponds to partial payments of asset-backed securities investments.

(2)Corresponds to termination to the Pension Premium Plan. For further information see Note 19.3 Retirement Pension Premium Plan and Executive Pension Plan Premium.

(3)During the third trimester of 2022, the Parent Company increased its participation percentage in FCP Fondo Inmobiliario Colombia. As of December 31, 2022, the Parent Company’s’ participation in said the private equity fund increased to 80.47%. For further information see Note 1 Reporting Entity.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income
						Debt						Attributable
	Share	Additional	Appropiated		Equity	instruments						to owners	Non-
	Capital	Paid in	Reserves	Translation	Securities	at fair value	Revaluation		Employee	Retained	Net	of Parent	Controlling	Total
	(Note 22)	capital	(Note 23)	adjustment	through OCI	through OCI	of assets	Associates	Benefits	earnings	Income	Company	interest	equity
Balance as of January 1, 2021	480,914	4,857,454	13,830,604	2,984,238	205,942	55,497	2,350	11,943	(70,956)	3,911,249	275,994	26,545,229	1,569,984	28,115,213
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	275,994	(275,994)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2020, at a rate of COP 260 per share.	-	-	-	-	-	-	-	-	-	(192,374)	-	(192,374)	-	(192,374)
Other reserves	-	-	830,403	-	-	-	-	-	-	(836,554)	-	(6,151)	-	(6,151)
Realization of retained earnings(1)	-	-	-	-	(122,725)	-	-	-	-	122,725	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	(7,252)	-	(7,252)	-	(7,252)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	(6,405)	(6,405)
Net Income	-	-	-	-	-	-	-	-	-	-	4,086,795	4,086,795	120,992	4,207,787
Other comprehensive income	-	-	-	1,800,036	52,147	(51,525)	(142)	1,931	5,653	-	-	1,808,100	6,540	1,814,640
Balance as of December 31, 2021	480,914	4,857,454	14,661,007	4,784,274	135,364	3,972	2,208	13,874	(65,303)	3,273,788	4,086,795	32,234,347	1,691,111	33,925,458
(1)	Mainly corresponds to partial payments of asset-backed securities investments.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

For the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Colombian pesos)

	NOTE	2023	2022	2021
Net income		6,214,971	6,996,365	4,207,787
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26.3	1,082,838	949,448	855,167
Other assets impairment	26.3	42,021	31,127	65,391
Impairment of investments in associates and joint ventures	8 - 25.5	108,175	9,633	1,733
Equity method	8 - 25.5	(113,115)	(219,105)	(199,652)
Credit impairment charges on loans and advances and financial leases	6	7,461,479	3,721,353	2,521,178
Credit impairment (recovery) charges on off balance sheet credit and other financial instruments(1)	5.1 - 21.1	107	70,344	(100,648)
Gain on sales of assets held for sale and inventories	25.4	(170,910)	(171,482)	(227,445)
Valuation gain on investment securities		(1,680,403)	(1,786,416)	(790,063)
Loss upon disposal of investment in subsidiary, associates and joint ventures(2)	25.5	-	41,434	-
Valuation gain on derivative financial instruments		(180,246)	(68,055)	(319,524)
Income tax	12.3	1,932,555	2,748,421	1,776,225
Bonuses and short-term benefits		734,916	640,458	526,273
Dividends	25.5	(127,427)	(59,072)	(108,079)
Investment property valuation	25.4	(197,526)	(236,617)	(67,762)
Effect of exchange rate changes(3)		(245,915)	(224,788)	507,449
Other non-cash items		74,905	22,632	(29,076)
Net interest		(18,572,492)	(16,341,023)	(10,992,734)
Change in operating assets and liabilities:
Decrease in derivative financial instruments		859,961	348,554	245,064
(Increase) Decrease in accounts receivable		(525,550)	515,052	(489,266)
Increase in loans and advances to customers		(10,554,946)	(37,593,875)	(24,057,389)
Increase in other assets		(1,151,822)	(724,769)	(278,776)
Increase in accounts payable		945,923	2,719,586	1,271,347
(Increase) Decrease in other liabilities		245,593	(127,044)	(296,865)
Increase in deposits by customers		17,025,357	23,214,318	19,290,140
(Decrease) Increase in estimated liabilities and provisions		(40,602)	(31,945)	21,629
Net changes in investment securities recognized at fair value through profit or loss		(1,988,166)	6,321,440	1,834,085
Proceeds from sales of assets held for sale and inventories		1,060,642	778,328	735,788
Recovery of charged-off loans	6	770,934	674,966	565,436
Income tax paid		(2,737,511)	(2,057,388)	(1,441,413)
Dividend received		155,676	81,899	90,822
Interest received		34,702,410	23,603,725	15,896,674
Interest paid		(15,978,748)	(7,508,066)	(4,410,742)
Net cash provided by operating activities		19,153,084	6,339,438	6,602,754
Cash flows from investment activities:
Purchases of debt instruments at amortized cost		(3,629,543)	(4,915,717)	(3,722,124)
Proceeds from maturities of debt instruments at amortized cost		4,738,686	4,260,063	2,984,260
Purchases of debt instruments at fair value through OCI		(7,837,997)	(6,562,334)	(8,850,491)
Proceeds from debt instruments at fair value through OCI		9,253,538	6,797,420	10,699,010
Purchases of equity instruments at fair value through OCI and interests in associates and joint ventures		(122,910)	(255,129)	(44,915)
Proceeds from equity instruments at fair value through OCI and interests in associates and joint ventures		16,804	198,807	69,448
Consideration paid to non-controlling interests(4)		-	(816,081)	-
Purchases of premises and equipment and investment properties		(2,412,123)	(3,538,855)	(2,185,800)
Acquisition of subsidiaries		-	799	(9,178)
Proceeds from sales of premises and equipment and investment properties		185,324	421,729	553,652
Purchase of other long-term assets		(351,468)	(245,204)	(144,348)
Net cash used in investing activities		(159,689)	(4,654,502)	(650,486)
Cash flows from financing activities:
Increase (Decrease) in repurchase agreements and other similar secured borrowing		304,846	(579,488)	(1,457,203)
Proceeds from borrowings from other financial institutions		9,855,033	14,374,110	4,182,658
Repayment of borrowings from other financial institutions		(9,921,582)	(5,874,833)	(8,447,238)
Payment of lease liability		(182,596)	(157,402)	(136,797)
Placement of debt instruments in issue(5)		1,781,728	2,138,125	1,387,401
Payment of debt instruments in issue		(3,928,673)	(6,699,219)	(1,871,576)
Dividends paid		(3,298,183)	(2,310,666)	(467,217)
Transactions with non-controlling interests		(41,245)	(37,191)	-
Net cash (used) provided in financing activities(6)		(5,430,672)	853,436	(6,809,972)
Effect of exchange rate changes on cash and cash equivalents(3)		(5,408,405)	3,777,073	2,486,401
Increase (Decrease) in cash and cash equivalents		13,562,723	2,538,372	(857,704)
Cash and cash equivalents at beginning of year	4	31,645,291	25,329,846	23,701,149
Cash and cash equivalents at end of year	4	39,799,609	31,645,291	25,329,846

(1)	The decrease is mainly due to the financial guarantees and loan commitments.
(2)	In 2022, was registered the spin-off of Protección S.A. and the creation of Asulado Seguros de Vida S.A., were registered; the Bank sold its interest in Asulado Seguros de Vida S.A. to SURA Asset Management S.A., to comply with the authorized investment regime.
(3)	For further information, see Note 2.A.2.
(4)	During the third trimester of 2022, the Parent Company increased its participation percentage in FCP Fondo Inmobiliario Colombia. As of December 31, 2022, the participation in said private equity fund increased to 80.47%. For further information see Note 1 Reporting Entity.
(5)	For further information, see Note 18 Debt instruments in issues.
(6)	For further information about the reconciliation of the balances of liabilities from financing activities, see Note 29 Liabilities from financing activities.

During the years ended December 31, 2023, 2022 and 2021, the Bank entered into non-cash operating and investing activities related to restructured loans and returned properties that were transferred to assets held for sale and inventories amounting to COP 1,361,465, COP 889,752 and COP 672,586, respectively. Additionally, in 2021, the Bank received loans and advances to customers and assets held for sale as payment by residual rights amounting to COP 75,664, which are not reflected in the consolidated statement of cash flows.

The accompanying notes form an integral part of these Consolidated Financial Statements.

NOTE 1. REPORTING ENTITY

Bancolombia S.A., hereinafter the Parent Company, is a credit establishment, listed on the Colombia Stock Exchange (BVC) as well as on the New York Stock Exchange (NYSE), since 1981 and 1995, respectively. The Parent Company's main location is in Medellin (Colombia), main address Carrera 48 # 26-85, Avenida Los Industriales, and was originally constituted under the name Banco Industrial Colombiano (BIC) according to public deed number 388, date January 24, 1945, from the First Notary's Office of Medellin, authorized by the Superintendence of Finance of Colombia (“SFC”). On April 3, 1998, by means of public deed No. 633, BIC merged with Bank of Colombia S.A., and the resulting organization of that merger was named Bancolombia S.A.

The Parent Company bylaws are found in the public deed numer 1441, dated May 6, 2022, at the 20th Notary´s Office of Medellín.

Bancolombia S.A.’s business purpose is to carry out all operations, transactions, acts and services inherent to the banking business. The Parent Company may, by itself or through its subsidiaries, own interests in other corporations, wherever authorized by law, according to all terms and requirements, limits or conditions established therein.

The duration of the Parent Company contemplated in the bylaws is until December 8, 2044, but it can be dissolved or renewed before the conclusion of that period. The operating license was authorized definitively by the SFC according to Resolution number 3140 on September 24, 1993.

The Parent Company and its subsidiaries include the following operating segments: United States, Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment banking, Brokerage, International Banking and Others. The activities carried out by each operating segment of the Bank are described in Note 3 Operating segments.

The Parent Company, through its subsidiaries, has banking operations and an international presence in United States, Puerto Rico, Panama, Guatemala, and El Salvador. On May 25, 2022 and April 15, 2022, respectively, the regulatory authorizations and licenses were obtained for the operation as a broker-dealer and as an investment adviser (registered investment adviser) in the United States, through its subsidiaries Bancolombia Capital Holdings USA LLC, Bancolombia Capital LLC, and Bancolombia Capital Advisers LLC, which were incorporated in September 2021.

On June 4, 2021, the Parent signed an agreement for the assignment of the fiduciary rights of the PA FAI Calle 77 trust, subject to condition. Fulfilled the condition on March 1, 2022, the Parent Company was established as trustor of PA FAI Calle 77, owner of a property used for housing rental. The amount paid by the Parent Company was COP 56,968. The main purpose of the trust is to carry out the development, administration, management and operation of the project, on the aforementioned property in the city of Bogotá. For further information, see Note 9.3 Business combination.

The operations in Barbados through Mercom Bank Ltd. are in the process of being gradually wound down. The winding down of the operations will continue as the compromises related to assets and liabilities come to term, the assets, liabilities and contracts were transferred to other companies which are also part of the Bank. The company Transportempo S.A.S. is winding down since May 2023.

On December 14, 2021, the Parent Company´s Board of Directors authorized the legal separation of the Nequi business, the digital platform of the Bank. The Financial Superintendence of Colombia (Superintendencia Financiera de Colombia) through Resolution 0843 of July 6, 2022, later modified by the Resolution 0955 of July 27, 2022, authorized the establishment of Nequi S.A. Compañía de Financiamiento. The legal separation resulted in the creation and commercial registration of a new corporation through which Nequi will operate as a 100% digital credit establishment. Nequi must obtain an authorization certificate or operating permit, accredited by the Financial Superintendence of Colombia in order to operate. Activities for this process are in progress. In September 2022, the company NEQUI S.A. was created with a capitalization of COP 150,000 distributed mainly in Banca de Inversión Bancolombia S.A. Corporación Financiera with a participation percentage of 94.99% and Inversiones CFNS S.A.S. of 5.01%.

On July 22, 2022, through the subsidiary, Sistemas de Inversiones y Negocios S.A. SINESA, the company Wenia LTD, a digital corporate vehicle whose purpose is the provision of technology services, was incorporated in Bermuda. By private document of October 18, 2022, Wenia LTD as the sole shareholder, registered on November 22, 2022, in the Chamber of Commerce of Colombia, the company of a commercial nature called Wenia S.A.S., whose purpose is, among others, the creation and implementation of operating systems and software applications

During the third quarter of 2022, the Bank increased its participation in the FCP Fondo Inmobiliario Colombia, which facilitates speed in decision-making in matters of governance and strategy. To date, the participation in the private equity fund amounts to 80.47%.

The effect on shareholders' equity (amounts in millions of COP) is as follows:

Consideration paid to non-controlling interests	816,081
Carrying amount of non-controlling interests acquired	961,588
Excess of consideration paid recognized in the transactions with non-controlling interests reserve within equity	145,507

Additionally, the operations in Cayman Islands through Bancolombia Cayman were in the process of dismantling, for which, on November 22, 2023, the Cayman Islands Monetary Authority approved the surrender the banking license pursuant to Section 20(1)(a) of the Banks and Trust Companies Law (2021 Revision) (the "BTCA"), therefore, the banking license has been cancelled as of such date. The company is in liquidation.

As of December 31, 2023, the Bank has 34,756 employees, 35,431 banking correspondents, 6,080 ATMs and operates through 831 offices.

For more information on the Bank’s subsidiaries, see Note 2.C.1. Subsidiaries.

NOTE 2. MATERIAL ACCOUNTING POLICIES

A.	Basis for preparation of the consolidated financial statements

The consolidated financial statements of the Bank are prepared in accordance with the International Financial Reporting Standards (hereinafter, “IFRS”) issued by the International Accounting Standards Board (hereinafter, “IASB”), as well as the interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, “IFRS-IC”).

The preparation of consolidated financial statements in conformity with IFRS requires the use of accounting estimates which, by definition, will seldom equal the actual results. Therefore, the estimates and assumptions are constantly reviewed. Any revision is recognized in the same period if it affects the reviewed period; or in the reviewed period and future periods if it affects all the current and future periods.

1.	Preparation of the consolidated financial statements under going concern basis

Management has assessed the Bank’s ability to continue as a going concern and confirms that the Bank has adequate liquidity and solvency to continue operating the business for the foreseeable future, which is at least, but is not limited to, 12 months from the end of the reporting period. Based on the Bank's liquidity position at the date of authorization of the consolidated financial statements, Management maintains a reasonable expectation that it has adequate liquidity and solvency to continue in operation for at least the next 12 months and that the going concern basis of accounting remains appropriate.

The consolidated financial statements were prepared on a going concern basis and do not include any adjustments to the reported carrying amounts and classification of assets, liabilities and expenses that might otherwise be required if the going concern basis were not correct.

Assets and liabilities are measured at cost or amortized cost, except for some financial assets and liabilities and investment properties that are measured at fair value. Financial assets and liabilities measured at fair value comprise those classified as assets and liabilities at fair value through profit or loss, debt instruments and equity securities measured at fair value through other comprehensive income (“OCI”) and derivative instruments. Likewise, the carrying value of assets and liabilities recognized as a fair value hedge are adjusted for changes in fair value attributable to the hedged risk. Almost all investments in associates and joint ventures are measured using the equity method.

The consolidated financial statements are stated in Colombian pesos (“COP”) and figures are stated in millions or billions (when indicated), except earnings per share, diluted earnings per share and the exchange rate, which are stated in units of Colombian pesos, while other currencies (dollars, euro, pounds, etc.) are stated in thousands.

The Parent Company’s financial statements, which have been prepared in accordance with “Normas de Contabilidad e Información Financiera” (“NCIF”) applicable to separate financial statements, are those that serve as the basis for the distribution of dividends and other appropriations by the shareholders.

The separate financial statements are those presented by the Parent Company in which the entity recognizes and measures the impairment of credit risk through allowances for loans losses, the classification and measurement of certain financial instruments (such as debt securities and equity instruments) and the recognition of provisions for foreclosed assets, in accordance with the accounting required by the SFC, which differ in certain accounting principles from IFRS that are used in the consolidated financial statements.

2.Revised presentation of Statement of Cash Flow

In preparing the consolidated statement of cash flow as of December 31, 2023, the Company identified an error in the classification of the amount relating to the exchange difference of operating activities in the consolidated statement of cash flow for the years ended December 31, 2022 and 2021, that was included in the line “Effect of exchange rate changes on cash and cash equivalents”. The Company has made adjustments to the prior periods amounts presented in these financial statements accordingly. The Management evaluated the error in the classification and determined that the related impacts were not material.

The revisions to the consolidated statement of cash flow as of December 31, 2022 and 2021, are summarized in the following table:

	December 31, 2022	Adjustments	December 31, 2022
	(As previously reported)		(As revised)
	In millions of COP
Adjustments to reconcile net income to net cash provided by operating activities:
Effect of exchange rate changes	-	(224,788)	(224,788)
Net cash provided by operating activities	6,564,226	(224,788)	6,339,438
Effect of exchange rate changes on cash and cash equivalents	3,552,285	224,788	3,777,073
Increase (Decrease) in cash and cash equivalents	2,763,160	(224,788)	2,538,372

Cash and cash equivalents at beginning of year	25,329,846	-	25,329,846
Cash and cash equivalents at end of year	31,645,291	-	31,645,291

	December 31, 2021	Adjustments	December 31, 2021
	(As previously reported)		(As revised)
	In millions of COP
Adjustments to reconcile net income to net cash provided by operating activities:
Effect of exchange rate changes	-	507,449	507,449
Net cash provided by operating activities	6,095,305	507,449	6,602,754
Effect of exchange rate changes on cash and cash equivalents	2,993,850	(507,449)	2,486,401
Increase (Decrease) in cash and cash equivalents	(1,365,153)	507,449	(857,704)
Cash and cash equivalents at beginning of year	23,701,149	-	23,701,149
Cash and cash equivalents at end of year	25,329,846	-	25,329,846

B.	Presentation of the consolidated financial statements

The Bank presents the consolidated statement of financial position ordered by liquidity and the consolidated statement of income is prepared based on the nature of expenses. Revenues and expenses are not offset unless such treatment is permitted or required by an accounting standard or interpretation and described in the Bank's policies.

The consolidated statement of comprehensive income presents net income and items of OCI classified by nature and grouped into those that will not be reclassified subsequently to profit or loss and those that will be reclassified when specific conditions are met. The Bank discloses the amount of income tax relating to each item of OCI.

The consolidated statement of cash flows was prepared using the indirect method, whereby net income is adjusted for the effects of transactions of a non-cash nature, changes during the period in operating assets and liabilities, and items of income or expense associated with investing or financing cash flows.

C.	Consolidation
1.	Subsidiaries

The consolidated financial statements include the financial statements of Bancolombia S.A. and its subsidiaries as of December 31, 2023 and 2022. The Parent Company consolidates the financial results of the entities over which it exerts control.

The Parent Company has the following subsidiaries making up the Bank´s organizational structure, which is currently registered as a corporate group:

			PROPORTION OF	PROPORTION OF	PROPORTION OF
	JURISDICTION		OWNERSHIP	OWNERSHIP	OWNERSHIP
ENTITY	OF	BUSINESS	INTEREST AND	INTEREST AND	INTEREST AND
	INCORPORATION		VOTING POWER	VOTING POWER	VOTING POWER
			HELD BY THE	HELD BY THE	HELD BY THE
			BANK 2023	BANK 2022	BANK 2021
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%	98.81%	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%	100.00%	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%	100.00%	100.00%
WOMPI S.A.S. (before “VLIPCO S.A.S.”)(1)	Colombia	Technology services provider	100.00%	99.98%	94.77%
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%	100.00%	100.00%
Transportempo S.A.S. “En Liquidación”	Colombia	Transportation	100.00%	100.00%	100.00%
Inversiones CFNS S.A.S.	Colombia	Investments	99.94%	99.94%	99.94%
Negocios Digitales Colombia S.A.S. (before “Pasarela Colombia S.A.S.”)	Colombia	Payment solutions	100.00%	100.00%	100.00%
Fondo de Capital Privado Fondo Inmobiliario Colombia(2)	Colombia	Real estate investment fund	80.47%	80.47%	49.96%
P.A. Inmuebles CEM(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
P.A. Calle 92 FIC-11(2)	Colombia	Mercantil trust	52.31%	52.31%	32.47%
P.A. FIC Edificio Corfinsura(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
P.A. FIC-A5(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
P.A. FIC Inmuebles(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
P.A. FIC Clínica de Prado(2)	Colombia	Mercantil trust	62.00%	62.00%	38.49%
P.A. FIC A6(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
P.A. Central Point(2)	Colombia	Mercantil trust	60.35%	60.35%	37.47%

Fideicomiso Irrevocable de Garantía, Fuente de Pago y Administración Inmobiliaria Polaris(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
P.A. Fideicomiso Twins Bay(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
Fideicomiso Lote Av San Martín(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
P.A. Fideicomiso Lote 30(2)	Colombia	Mercantil trust	80.47%	80.47%	49.96%
Fideicomiso Fondo Inmobiliario Bancolombia(2)	Colombia	Mercantil trust	80.47%	80.47%	17.54%
P.A. Florencia Ferrara(2)(3)	Colombia	Mercantil trust	44.26%	44.26%	-
P.A. Flor Morado Plaza(3)	Colombia	Mercantil trust	80.47%	80.47%	-
P.A. Galería la 33(4)	Colombia	Mercantil trust	80.47%	-	-
Valores Simesa S.A.(5)	Colombia	Investments	64.93%	66.33%	66.82%
Fideicomiso Lote Distrito Vera B1B2(5)	Colombia	Mercantil trust	64.61%	66.00%	66.49%
Fideicomiso Lote Distrito Vera B3B4(5)	Colombia	Mercantil trust	64.61%	66.00%	66.49%
Fideicomiso Lote B6 Ciudad del Rio(6)	Colombia	Mercantil trust	-	66.00%	-
P.A. FAI CALLE 77(7)	Colombia	Real estate investment fund	98.00%	98.00%	-
P.A. NOMAD SALITRE(8)	Colombia	Real estate investment fund	98.00%	98.00%	-
P.A. NOMAD CENTRAL-2(9)	Colombia	Real estate investment fund	98.00%	-	-
P.A. CALLE 84 (2)(9)	Colombia	Real estate investment fund	98.00%	-	-
P.A. CALLE 84 (3)(9)	Colombia	Real estate investment fund	98.00%	-	-
P.A. MERCURIO(10)	Colombia	Real estate investment fund	100.00%	100.00%	-
Wenia S.A.S.(11)	Colombia	Technology services	100.00%	100.00%	-
P.A. Wenia(11)	Colombia	Mercantil trust	100.00%	-	-
Nequi S.A. Compañía de Financiamiento(12)	Colombia	Financial services	100.00%	100.00%	-
Bancolombia Panamá S.A.	Panama	Banking	100.00%	100.00%	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%	100.00%	100.00%
Banagrícola S.A.	Panama	Investments	99.17%	99.17%	99.17%
Banistmo S.A.	Panama	Banking	100.00%	100.00%	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%	100.00%	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%	100.00%	100.00%
Valores Banistmo S.A.	Panama	Securities brokerage	100.00%	100.00%	100.00%
Banistmo Panamá Fondo de Inversión S.A.(13)	Panama	Holding	100.00%	100.00%	100.00%
Suvalor Renta Fija Internacional Corto Plazo S.A.(14)	Panama	Collective investment fund	-	-	100.00%
Fondo Renta Sostenible Global S.A.(14)	Panama	Collective investment fund	-	-	100.00%
Banistmo Capital Markets Group Inc.(13)	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Anavi Investment Corporation S.A.(13)	Panama	Real estate	100.00%	100.00%	100.00%
Desarrollo de Oriente S.A.(13)	Panama	Real estate	100.00%	100.00%	100.00%
Steens Enterprises S.A.(13)	Panama	Portfolio holder	100.00%	100.00%	100.00%
Ordway Holdings S.A.(13)	Panama	Real estate broker	100.00%	100.00%	100.00%
Grupo Agromercantil Holding S.A.	Panama	Holding	100.00%	100.00%	100.00%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	99.68%	99.68%	99.66%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance agency	79.92%	79.92%	79.92%
Financiera Agromercantil S.A.	Guatemala	Financial services	100.00%	100.00%	100.00%
Agrovalores S.A.	Guatemala	Securities brokerage	100.00%	100.00%	100.00%
Arrendadora Agromercantil S.A.	Guatemala	Operating Leasing	100.00%	100.00%	100.00%
Agencia de Seguros y Fianzas Agromercantil S.A.(15)	Guatemala	Insurance agency	-	100.00%	100.00%
Asistencia y Ajustes S.A.	Guatemala	Roadside and medical assistance services	100.00%	100.00%	100.00%
Serproba S.A.	Guatemala	Maintenance and remodeling services	100.00%	100.00%	100.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	100.00%	100.00%	100.00%
Conserjeria, Mantenimiento y Mensajería S.A. “En Liquidación”	Guatemala	Maintenance services	100.00%	100.00%	100.00%
Mercom Bank Ltd.(16)	Barbados	Banking	99.68%	99.68%	99.66%
New Alma Enterprises Ltd.	Bahamas	Investments	99.68%	99.68%	99.66%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%	100.00%	100.00%
Bancolombia Cayman S.A.(17)	Cayman Islands	Banking	100.00%	100.00%	100.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%	97.36%	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%	97.37%	97.37%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.36%	97.36%	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%	98.89%	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89%	98.89%	98.89%
Gestora de Fondos de Inversión Banagrícola S.A.	El Salvador	Administers investment funds	98.89%	98.89%	98.89%
Bagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.17%	99.17%	99.17%
Bancolombia Capital Holdings USA LLC(18)	United States	Holding	100.00%	100.00%	100.00%
Bancolombia Capital Adviser LLC(18)	United States	Investment advisor	100.00%	100.00%	100.00%
Bancolombia Capital LLC(18)	United States	Securities brokerage	100.00%	100.00%	100.00%
Wenia Ltd.(11)	Bermuda	Technology services	100.00%	100.00%	-
(1)	During 2022 and 2023, the Bank, through its subsidiary Banca de Inversión S.A., purchased remaining shares from minority investors.
(2)	During 2022, the Bank increased its participation in FCP Fondo Inmobiliario Colombia, to strengthen governance and strategy decisions. For further information, see Note 1. Reporting entity.
(3)	Companies consolidated by Fondo de Capital Privado FCP Fondo Inmobiliario Colombia since April 2022 and December 2022.
(4)	Company consolidated by Fondo de Capital Privado FCP Fondo Inmobiliario Colombia since March 2023.
(5)	The decrease in the shareholding is due to the repurchase of outstanding stock carried out by Valores Simesa S.A. during 2023 and 2022.

(6)	During 2023, the trust rights were transferred by Valores Simesa S.A.
(7)	On March 1, 2022, the Parent Company was established as trustor of P.A. FAI Calle 77, owner of a property that will be used for rental housing. For further information, see Note 1. Reporting entity and Note 9.3. Business combination.
(8)	On April 4, 2022, the Parent Company was appointed as trustor of 100% of the trust rights of Patrimonio Autonomo Nomad Salitre, whose main purpose is to develop a multifamily project.
(9)	During February and April 2023, the Parent Company was established as trustor of P.A. Nomad Central-2, P.A. Calle 84 (2) and P.A. Calle 84 (3), through a management mercantil trust agreement.
(10)	On July 8, 2022, Bancolombia S.A. acquired control of Fidecomiso P.A. Mercurio, through a management mercantil trust agreement.
(11)	On July 22, 2022, the Bank, through the subsidiary Sistemas de Inversiones y Negocios S.A. Sinesa, established the company Wenia Ltd. in Bermuda, a digital corporate vehicle whose purpose is to provide technology services. On November 22, 2022, Wenia Ltd. established the company called Wenia S.A.S., whose purpose is the creation and implementation of operating systems and software applications. On May 17, 2023, Wenia S.A.S. was established as trustor of the trust rights of P.A. Wenia. For further information, see Note 1. Reporting entity.
(12)	On December 14, 2021, the Board of Directors of the Parent Company authorized the legal separation of the business of Nequi, a Bank’s digital platform that offers financial services. The Superintendencia Financiera de Colombia, with Resolution 0843 of July 6, 2022, as amended by Resolution 0955 of July 27, 2022, authorized the incorporation of Nequi S.A. Compañía de Financiamiento. The legal separation resulted in the creation and commercial registration of a new corporation supervised by the Superintendencia Financiera de Colombia through which Nequi will operate as a 100.00% digital credit establishment. For further information, see Note 1. Reporting entity.
(13)	Investments in non-operational stage.
(14)	Companies not consolidated by Banistmo S.A. as of November 2022, due to non-compliance with consolidation requirements established in IFRS 10.
(15)	Company liquidated as of June 2023.
(16)	On September 30, 2021, Mercom Bank Ltd. shareholders authorized the beginning of an organized and gradual process to transfer of the assets and liabilities of Mercom Bank Ltd., to Banco Agromercantil de Guatemala S.A. or other companies of the Bancolombia Group. For further information, see Note 1. Reporting entity.
(17)	On October 5, 2020, the Board of Directors of Bancolombia Panamá (parent company of Bancolombia Cayman), authorized the decision to wind-down the business and operations of its subsidiary in Cayman. For further information, see Note 1. Reporting entity.
(18)	Companies created by Valores Bancolombia S.A. Comisionista de Bolsa in October 2021. For further information, see Note 1. Reporting entity.

When necessary, adjustments are made to the accounting principles in the financial statements of subsidiaries to bring their accounting policies into line with the Bank’s accounting policies, in order to prepare consolidated financial statements using uniform accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Bank are eliminated in full on consolidation.

Non-controlling interests in controlled entities are presented in profit or loss and equity separately from the Parent Company’s shareholders equity and profit or loss. When the Bank loses control over a subsidiary, any residual interest remaining on the Bank’s balances is measured at fair value; gains or losses arising from this measurement are recognized in net income.

The loan and financial leases originated by Banistmo and Bancolombia Panama are subject to prudential regulation in Panama by the Superintendencia de Bancos de Panamá (“SBP”) requiring the maintenance of minimum reserves as a countercyclical capital buffer. For the years ended as of December 31, 2023 and 2022, the reserves recognized amounted to COP 835,527 and COP 1,036,919. The establishment of these reserves restricts the ability of the aforementioned subsidiaries to pay dividends to Bancolombia S.A., the ultimate parent, except in the event of liquidation.

2.	Transactions between entities under common control

Combinations of entities under common control refer to those transactions in which all the combining entities are under the control of the Bank both before and after the combination, and that control is not transitory.

The assets and liabilities recognized as a result of transactions between entities under common control are recognized at the carrying value of the acquirer’s financial statements. The Bank presents the net assets received prospectively from the date of the transfer.

3.	Fund’s administration

The Bank manages assets held in mutual funds and other forms of investment. Assets managed by the Bank’s subsidiaries and owned by third parties are not included in the consolidated financial statements unless control exists as structured entities.

The Bank consolidates the following funds:

		% of ownership	% of ownership	% of ownership	Assets managed
Name	Country	interest held by	interest held by	interest held by	December 31,	December 31,
		the Bank, 2023	the Bank, 2022	the Bank, 2021	2023	2022
Fondo de Capital Privado Fondo Inmobiliario Colombia(1)	Colombia	80.47%	80.47%	49.96%	5,503,022	5,023,316
Fideicomiso Lote Distrito Vera B1B2(2)	Colombia	64.61%	66.00%	66.49%	25,073	55,733
Fideicomiso Lote Distrito Vera B3B4(2)	Colombia	64.61%	66.00%	66.49%	56,295	53,558
Fideicomiso Lote B6 Ciudad del Rio(3)	Colombia	-	66.00%	-	-	66,150
Banistmo Panamá Fondo de Inversión S.A.(4)	Panama	100.00%	100.00%	100.00%	132,496	243,268
(1)	It includes the amounts of certain equity instruments that are controlled through the subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, they meet the definition of control in accordance with IFRS 10. For further information, see Note 2.C. Consolidation. Also, during 2022, the Bank increased its participation in FCP Fondo Inmobiliario Colombia, which facilitates speed in decision-making in matters of government and strategy. For further information, see Note 1. Reporting entity.
(2)	The decrease in equity interest is due to the repurchase by the subsidiary Valores Simesa S.A. (parent company of Lote Distrito Vera B1B2, Lote Distrito Vera B3B4 and Lote B6 Ciudad del Rio), during 2023 and 2022. For further information, see Note 2.C. Consolidation.
(3)	During 2023, the trust rights were transferred by Valores Simesa S.A.
(4)	Investment in non-operational stage. For further information, see Note 2.C. Consolidation.

For all these funds, the Bank participated in the design of the structured entity, makes operating and financial decisions on behalf of the funds, and is exposed to variable returns such as dividends or returns paid in quarterly installments.

Commissions earned by the management of funds that are not consolidated are included in the consolidated statement of income as “Fees and commissions income”.

4.	Non-controlling interest

Non-controlling interests in the net assets of consolidated subsidiaries are presented separately within the Bank’s equity. Similarly, net income and other comprehensive income are also attributed to non-controlling interest and equity holders of the Parent Company. In a business combination, the amount of non-controlling interest may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The option for recognition is made on an investment-by-investment basis.

Any purchase or sale of shares in subsidiaries that does not imply a loss or gain of control is directly recognized in equity.

4.1. Significant non-controlling interest

FCP Fondo Inmobiliario Colombia

During the third quarter of 2022, the Bank increased its participation in the FCP Fondo Inmobiliario Colombia by 30.51% to have greater control over the governance and strategy decisions making in this investment. The participation in this private equity fund amounted to 80.47% as of December 31, 2022. With this transaction, FCP Fondo Inmobiliario Colombia is no longer considered a significant non-controlling interest for the Bank and its subsidiaries. Therefore, in accordance with IFRS 10, changes in the parent’s ownership interest in the subsidiary are considered as equity transactions.

During 2023, returns were not delivered to the non-controlling interest. During 2022, returns were delivered to the non-controlling interest in quarterly installments due to the nature of its business, which mainly comprises a long- term investment in real estate which is considered a low-risk portfolio. The return delivered amounted to COP 41,219 as of December 31, 2022.

The following table summarizes the net income and cash flows as of December 31, 2021 related to the FCP Fondo Inmobiliario Colombia:

Year-Ended 2021
In millions of COP
Condensed statement of income
Income
Valuation of investment properties	85,148
Valuation of trust rights	-
Rents	187,194
Profits of equity method investees	105,439
Other income	92,298
Total Income	470,079
Expenses
Interest on loans	(73,201)
Other administrative and general expenses	(212,385)
Total Expenses	(285,586)
Net Income	184,493
Condensed cash flow (1)
Net cash used in operating activities	(34,442)
Net cash provided by financing activities	21,882
Cash and cash equivalents at beginning of year	63,368
Cash and cash equivalents at end of year	50,808
(1)	Statement of cash flow corresponds to the FCP Fondo Inmobiliario Colombia without equity securities consolidated cash flow.

The information above represents the amounts before inter-company eliminations.

As of December 31, 2023, 2022 and 2021, the accumulated non-controlling interest of the FCP Fondo Inmobiliario Colombia amounted to COP 663,713, COP 605,611 and COP 1,369,084, respectively and the profit allocated to non-controlling interest amounted to COP 58,102, COP 71,354 and COP 92,353, respectively.

D.	Material Accounting Policies

The material accounting policies used by the Bank in the preparation of its consolidated financial statements are detailed below:

1.	Functional currency, transactions and balances in foreign currency

The functional and presentation currency of the Bank´s consolidated financial statements is the Colombian peso. Therefore, all balances and transactions denominated in currencies other than the Colombian peso are considered as foreign currency, which are translated into the functional currency using the exchange rates at the dates of the transactions.

Foreign exchange gains and losses resulting from the settlement of the transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end are generally recognized in net income. They are deferred in equity (other comprehensive income) if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Non-monetary items that are measured at cost are held at the exchange rate at the transaction date, while those which are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. When a gain or loss on a non-monetary item is recognized in the consolidated statement of comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in net income, any exchange component of that gain or loss shall be recognized in net income.

The Bank translated the results and financial position of foreign subsidiaries a functional currency as follows:

●	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;
●	Income and expenses for each statement of income and statement of comprehensive income is translated at average exchange rates for the period; and
●	All resulting of such translations are recognized in other comprehensive income in the caption “Translation adjustment”.

When a foreign operation is sold, the associated exchange differences are reclassified to net income, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing exchange rate.

The table below sets forth the exchange rate used by the Bank and its subsidiaries to convert consolidated statement of financial position accounts and transactions in U.S. dollar into Colombian pesos:

	December 31, 2023	December 31, 2022	December 31, 2021
Year-end exchange rate	3,822.05	4,810.20	3,981.16
Average rate for the period ended at	4,330.14	4,257.12	3,747.24

2.	Cash and cash equivalents

The Bank considers cash and cash equivalents to include cash and balances at banks and the Central Bank, interbank assets and reverse repurchase agreements and other similar secured lending that have original maturities up to 90 days, as shown in Note 4. Cash and cash equivalents.

3.	Business combinations and goodwill

Business combinations are those transactions where an acquirer obtains control of a business (e.g., an acquisition or merger).

Business combinations are accounted for using the acquisition method as follows: a) identifiable acquired assets, liabilities and contingent liabilities assumed in the acquisition are recognized at fair value at the date of acquisition; b) acquisition costs are recognized in the consolidated statement of income as expenses in the periods in which the costs are incurred and the services are received; and c) goodwill is recognized as an asset in the consolidated statement of financial position or a gain from a bargain purchase.

The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued by the Bank (if any).

Goodwill is measured as the excess of the sum of the consideration transferred, the value of any non-controlled interest and, when applicable, the fair value of any previous equity interest in the acquired entity, over the net fair value of the acquired assets, liabilities or contingent liabilities assumed at the date of acquisition.

For each business combination, at the date of acquisition, the Bank measures the non-controlling interest by the proportional share of the identifiable assets acquired, as well as liabilities and contingent liabilities assumed by the acquired company, or by their fair value.

Any contingent consideration in a business combination is classified as a liability or as equity and is recognized at fair value at the date of acquisition, the liability is remeasured at subsequent reporting dates in accordance with IAS 37 Provisions, contingent liabilities and contingent assets, and the consideration classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity.

The goodwill acquired in a business combination is allocated, at the date of acquisition, to the Bank's cash-generating units (or group of cash generating units) which are expected to benefit from the combination, regardless of whether other assets or liabilities of the acquiree are assigned to those units or group of units.

For business combinations achieved in stages, any previous equity interest held by the Bank in the acquiree is remeasured at its fair value at the date of acquisition and any resulting gain (or loss) is reported in the consolidated statement of income or other comprehensive income, as appropriate. Amounts related to such investments previously recognized in other comprehensive income that must be recycled through net income are reclassified to the consolidated statement of income, as if such investment had been sold. When the associate had other comprehensive income, which was not reclassified to profit or loss, the amounts were reclassified within equity to “Retained earnings” once the investment was sold.

On March 1, 2022, the Bank completed the acquisition of the PA FAI Calle 77 Trust, which constituted a business combination. For further details of this transaction, see Note 9.3. Business combination.

4.	Financial instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

4.1.	Financial assets

Financial assets are recognized in the consolidated statement of financial position when the Bank becomes party to the contractual provisions of the instrument. This includes regular way purchases and sales, which are those purchases and sales of financial assets that require the delivery of assets within the time frame established by regulation or convention in the marketplace. The Bank uses settlement date accounting for regular way contracts when recording financial asset transactions.

At initial recognition, the Bank measures financial assets at fair value plus, in the case of a financial asset that is not measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition of the financial assets. Transaction costs of financial assets subsequently measured at fair value with changes in profit or loss are recognized as expenses in the income statement. After initial recognition, for financial assets measured at amortized cost and investments in debt securities subsequently measured at fair value with changes in other comprehensive income, an allowance for expected credit losses (“ECL”) is recognized.

4.1.1.Classification and measurement of financial assets

The Bank classifies its financial assets considering the business model and the characteristics of contractual cash flows (cash flows that consist solely of payments of principal and interest on the principal amount outstanding at specified dates – “SPPI”) in accordance with the following categories of subsequent measurement:

●	Amortized cost, measured at cost using the effective interest rate method, excluding future credit losses, and considering transaction costs and premiums granted, less commissions and discounts received that are included in the calculation of the effective interest rate.
●	Fair value through other comprehensive income (“FVOCI”), measured using fair value, variations in the fair value of the investment are recognized in other comprehensive income, except for impairment losses or recoveries, interest income, and gains or losses on foreign exchange, which are recognized in the income statement.
●	Fair value through profit or loss (“FVTPL”), measured using fair value, variations in the fair value are recognized in the income statement.

The classification based on the business model reflects how the Bank manages financial assets and how it determines whether cash flows from the asset will come from obtaining contractual cash flows, selling the instrument, or both. If the objective is to obtain contractual cash flows, the assets are subsequently measured at amortized cost; if the objective is to obtain contractual cash flows and selling financial assets, the assets are subsequently measured at FVOCI. A financial asset shall be measured at FVTPL unless it is measured at amortized cost or at FVTORI.

The Bank measures equity instruments at FVTPL. Likewise, the Bank has made an irrevocable choice to present subsequent changes in the fair value of some equity instrument investments that are not held for trading in other comprehensive income; dividends from such investments are recognized in the income statement when the right to receive payment is established.

Accumulated gains or losses in other comprehensive income at the time of derecognition of a financial asset are reclassified from equity to the income statement, except for investments in equity instruments for which the Bank has made the irrevocable choice to present subsequent changes in fair value in other comprehensive income; for these, reclassification is made to the "retained earnings" line.

4.1.2.Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVTOCI”
4.1.2.1.Impairment of loan portfolio and financial leasing transactions

Expected credit losses are calculated using both individual and collective models and methodologies. These are based on significant assumptions and judgements that consider historical credit data, the current situation of the borrower and reasonable and proper forecasts of future economic conditions. Collective models include parameters such as the probability of default at 12 months, probability of default throughout the lifetime of the obligation (when the loan is classified as stage 2), loss given default, and exposure at default. These models also incorporate a prospective approach that includes assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in stage 3, the Bank will evaluate significant defaulted loans. This evaluation will consider the debt profile of each debtor, the fair value of guarantees granted, information on credit behavior and the expected future cash flows from the client.

At the end of each period, the Bank assesses the impairment model based on the expected loss of a financial asset or a group of them, measured at amortized cost. The impairment loss will be measured from “day 1” after its initial recognition. The model is structured in three stages in which the financial asset can be categorized, from its initial recognition. This categorization considers the degree of credit risk, and the circumstances that produce a significant increase in it, as described below:

●	Stage 1: Financial instruments that have not experienced a significant increase in credit risk since their initial recognition, or that have low credit risk at the reporting date.
●	Stage 2: Financial instruments that have experienced a significant increase in credit risk since their initial recognition (unless they have low credit risk at the reporting date), but do not have objective evidence of impairment.
●	Stage 3: Financial assets that have objective evidence of impairment (“OEI”) at the reporting date.

For each of the stages, an expected credit loss (“ECL”) is calculated. This calculation takes into account both current and future conditions, the behavior of the portfolio and various associated macroeconomic conditions.

●	For stage 1, a 12-month ECL is calculated. This represents the expected credit losses that could occur from default events within 12 months after the reporting date.
●	For stage 2 and 3, a Lifetime ECL is calculated. This represents the expected credit losses that could occur from all possible default events over the expected life of the financial instrument.

Significant increase in risk

To determine whether an asset has experienced a significant increase in risk since its initial recognition, and is therefore classified as Stage 2, the Bank performs an assessment of both quantitative and qualitative factors and reviews. For each portfolio, the Bank reviews the rebuttable presumption of more than 30 days overdue in payment. The Bank determines whether the credit risk of financial instruments has increased significantly since their initial recognition as follows:

Quantitative criteria

●	Clients who are 90 or more days past due.
●	Lifetime PD assessment: The Bank has determined that the most suitable quantitative way to establish the significant increase in credit risk is by comparing the residual lifetime PD at the initial recognition and the current lifetime PD. To measure this difference, two thresholds are defined:
◾	Absolute threshold: This is the absolute difference between the current lifetime PD and the residual lifetime PD at initial recognition. A positive absolute variation beyond this threshold indicates an increase in the instrument’s risk.
◾	Relative threshold: This is a percentage variation between the value of the current lifetime PD and the residual lifetime PD at initial recognition. A positive percentage variation beyond this threshold indicates an increase in the instrument’s risk.

If the PD comparison surpasses one threshold but not the other, it is not considered a significant increase in the instrument’s risk.

If the instrument does not exceed the threshold, other qualitative criteria are assessed. These can identify a significant increase in credit risk even when the obligation is nearing expiration. The criteria are as follows:

Qualitative criteria

●	Assets restructured due to risk, where the client is experiencing financial difficulties, are classified in stage 2, until the instrument is canceled, cured, or transferred to stage 3 because it meets the definition of default.
●	Customers who are no longer in default (stage 3) remain in stage 2 for a period of 12 months.
●	Clients on the watch list with a medium risk level.
●	The Bank also reviews every six months to see if there are collective criteria for the migration of a group of clients to stage 2. For example, if a significant change has occurred from the commencement of a specific product or geographic region, or the occurrence of industry events, regulatory changes, market changes or any other significant event impacting the generation of future cash flow of the customer's operation.

Refutable presumption of more than 30 days of default

The Bank has reviewed for each portfolio the presumption of a significant increase in 30 days past due and finds historical evidence that there is a relationship between this presumption and default.

Definition of default

To determine whether an asset is in default, and thus classified as stage 3, the Bank conducts an assessment of both quantitative and qualitative factors. It also reviews the rebuttable presumption of more than 90 days overdue in payment for each portfolio.

The Bank applies the following criteria to ascertain if there is a breach:

Quantitative criteria

●	Clients with an active portfolio and who have at least one instrument written off in the modality.
●	Clients who are 90 or more days past due.

Qualitative criteria

●	Clients in special states of restructuring, business reorganization or insolvency agreements.
●	Clients on the watchlist a high-risk level.
●	The Bank also aligns all products of the same client to stage 3 when at least one of its obligations is in default.

Refutable presumption of default beyond 90 days

The Bank has conducted a review of the default presumption after 90 days past due for each portfolio. Historical evidence indicates a high probability of loss at 90 days. However, this presumption has been refuted for Banistmo’s mortgage portfolio. The rationale for this refutation is the historical evidence that demonstrates the default typically occurs at 120 days.

Collective methodology for measuring expected credit losses

The collective quantification of expected credit losses is conducted based on the stage classification, the homogeneous groups defined within each portfolio type and the client’s risk level.

Homogeneous groups are segmented by client type; for individuals, they are grouped by product, and for companies, they are grouped by industry segments defined by the client’s sales level.

Likewise, the risk level is assigned by customer type. For individuals, the risk is assessed using a behavioral scoring model for consumer products and a separate scoring model for housing products. The purpose of these models is to rank customers according to risk, allowing for more effective monitoring. The rating is based on historical behavior, transactional information, and customer product information. The consumer portfolio rating system is evaluated using various advanced statistical methodologies. These models allow the inclusion of a greater number of variables related to the customer, providing a more precise rating that aligns with the risk level.

For companies, risk levels are assessed using an internal rating model that incorporates both qualitative and quantitative variables as financial indicators. Clients are ranked on a scale from 1 to 19. This process also takes into account regional qualification programs, local market factors, and the client’s market knowledge.

In Colombia, for SME and Corporate portfolio, the risk level is estimated based on models that allow assigning an internal rating to a client considering their economic sector and in accordance with multiple variables. These include: financial information, transactional data, sectoral data, qualitative variables, and behavior. These models aim to achieve greater assertiveness in classifying the risk level of the Bank’s clients, greater discrimination and precision, the use of non-

traditional information, and interpretability, with the goal of achieving a deep understanding of the client. These methodologies play a fundamental role in the evaluation and monitoring of credit risk.

To estimate the expected credit losses (“ECL”) under the collective methodology, the following formula is used:

ECL = Probability of Default * Loss Given Default * Exposure at Default

The factors are estimated using statistical models developed from internal historical information of the entity and then adjusted with forward-looking information as described below:

●Probability of Default (“PD”): Estimated probability of occurrence of a default of an instrument. IFRS 9 proposes the specification of this parameter and its application according to the classification of stages 1, 2 and 3.

o	PD 12 months: The estimated probability of occurrence of a default in the next 12 months of the instrument’s life as of the date of analysis. The Bank defines the use of PD 12 months for current portfolio that does not present a significant increase in credit risk or any impairment evidence (portfolio classified in stage 1). To estimate the probability of default for 12 months, the Bank uses traditional techniques such as logistic regression, modeling the behavior of the portfolio by level of risk for each of the segments.

o	Lifetime PD: The estimated probability of occurrence of a default over the remaining life of an instrument, being dependent on the conditions of the product and the level of risk. The Bank defines the use of lifetime PD for portfolio with a significant increase in credit risk (portfolio classified in stage 2). The Bank estimates this factor using survival models which propose a statistical analysis to quantify the survival rate of a portfolio for a given period. One of the advantages of the methodology is the inclusion of prepaid models.

o	PD stage 3: The customers evaluated by the collective methodology in stage 3 have an associated probability of default of 100.00%.

●Loss Given Default (“LGD”): The severity of Loss Given Default is the percentage of exposure that the entity ultimately expects to lose in the event of a default in a financial instrument. The general formulation for the calculation of the LGD is equal to (1 - Recovery Percentage), where the recovery percentage refers to the sum of the flows received from the transaction discounted at the rate for the client on the date of analysis on the total of the exposure at the time of default, including contractual debt sales and other recovery strategy. For secured products, this is primarily based on collateral type and projected collateral values, the use of appraisals to determine the value of the collateral and time to repossession and recovery costs observed.

●Exposure at Default (“EAD”): The exposed value of the asset valued at amortized cost (includes the balance of capital, interest and accounts receivable), this is based on the contractual repayments owed by the borrower over a 12 month or lifetime basis.

For revolving products and those with available borrowing that is likely to be used in its entirety, the Exposure at Default (“EAD”) estimate considers the use of the CCF (credit conversion factor), in order to find a relationship corresponding to the used and unused component of the instrument. To estimate the expected credit losses (“ECL”), a component of probability of becoming loan is included.

To estimate the lifetime expected credit loss, the exposed balance is projected annually, considering the discount of contractual payments agreed with the client for each year. Cash flows are discounted at the effective interest rate or an approximation of it.

Forward-looking information incorporated in the ECL models

To incorporate the prospective information to the factors defined for the estimation of the expected loss, the Bank uses methodologies that correlate the historical behavior of the portfolio with certain economic variables. The Bank uses projections based on three macro scenarios (base, pessimistic and optimistic); each scenario has a plausible probability of occurrence to evaluate the best estimate of the expected loss under possible future economic conditions.

To make the projections, the Corporate Economic Research team has defined a process for the generation of estimates under two perspectives: thematic and analytical.

●Thematic Perspective: In the first instance, a series of external variables are defined, which are those whose values are established at a global level and in whose definition the idiosyncratic dynamics of the analyzed country have no incidence. As these are issues whose detailed study is beyond the scope of the Corporate Economic Research team, the Bank uses as reference the estimates made by external analysts.

●Analytical Perspective: This consists in the compilation of the historical information for the most important economic and financial variables of the country. The information bases are compiled from official sources, which mostly correspond to official authorities, such as the Superintendency or Central Bank of each country. The Bank estimates forecasts based on time series models widely used in econometrics.

As a result, projections are obtained for the economic variables of interest, which are formulated monthly in a time horizon that includes the current year and five subsequent years. After five years, given the technical difficulties and the high uncertainty, the projection of the economic variables for the total remaining useful life of each instrument corresponds to the value of the last projection.

The Bank considers that a five year projection horizon continues to be reasonable and that maintaining the fifth-year estimate for subsequent periods is a good approximation. This is based on the natural behavior of any statistical or econometric exercise of variable projection, in which the series tend towards a reversion to the mean or, in this case, to the long-term trend or equilibrium level. Then, in subsequent periods they remain there once the macroeconomic projections reach that steady state and only the materialization of a shock (unpredictable, so it is not possible to project when it will happen) would cause a deviation.

It is reasonable to think that in a period of 5 years, the macroeconomic variables projection would already be at a level very close to their equilibrium, since historically the maximum periods of consecutive deviation above or below the long-term trend (more or less 0.25 standard deviations of the variable) of the economic cycle (from the series of annual economic growth in the period 1972-2023) has been precisely a period of 5 years.

Economic scenario weightings

To incorporate not only a perspective, but also to recognize the uncertainty surrounding the short and medium-term economic context that the country will experience, the projection work incorporates three scenarios: base, optimistic and pessimistic.

It is intended that each perspective contain reasonable expectations and that each has a relevant level of probability associated with it. The scenarios are weighted as follows:

	Optimistic		Base		Pessimistic
Country	2023	2022	2023	2022	2023	2022
Colombia	15.00%	15.00%	50.00%	45.00%	35.00%	40.00%
Panama	20.00%	15.00%	50.00%	55.00%	30.00%	30.00%
El Salvador	20.00%	15.00%	55.00%	55.00%	25.00%	30.00%
Guatemala	20.00%	15.00%	55.00%	55.00%	25.00%	30.00%

The following is a comparison of the main macroeconomic variable projected in each country, "GDP growth", used to estimate ECL as of December 31, 2023 and 2022:

As of December 31, 2023
		Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2023	1.64%	1.16%	0.68%	7.92%	5.95%	3.99%
2024	2.37%	0.87%	(0.63)%	6.68%	4.00%	1.33%
2025	4.47%	2.60%	0.73%	7.17%	4.20%	1.23%

As of December 31, 2023
		Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2023	3.69%	3.12%	2.55%	2.75%	2.25%	1.74%
2024	4.33%	3.26%	2.19%	3.32%	1.90%	0.49%
2025	4.61%	3.38%	2.15%	3.76%	2.08%	0.41%

As of December 31, 2022
		Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2022	8.11%	7.76%	6.98%	8.84%	8.19%	7.53%
2023	2.01%	0.93%	(0.78)%	5.62%	3.96%	2.31%
2024	3.68%	2.50%	0.36%	5.70%	3.71%	1.73%

As of December 31, 2022
		Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2022	4.35%	3.40%	2.45%	3.78%	2.62%	1.47%
2023	4.19%	2.72%	1.25%	3.52%	1.65%	(0.23)%
2024	4.59%	3.00%	1.40%	3.94%	1.96%	(0.03)%

Special methodologies applied in stage 3

Collateral methodology

For defaulted loans (stage 3), when it is determined that the fundamental source of collection is a mortgage guarantee or a leased asset, the amount of the loss is estimated as the balance owed minus the weighted net present value of the market value of the collateral, estimated through appraisals with an age no longer than one year, minus the costs of obtaining, maintaining and selling the collateral, and affected by several macroeconomic scenarios with an expected probability of occurrence that result in a weighted expected loss.

Individual methodology

The Bank will individually evaluate defaulted loans (stage 3) greater than COP 20,000 or USD 5 for foreign subsidiaries, analyzing the debt profile of each debtor, the guarantees granted and information on the credit behavior of the client and of the sector. Significant financial assets are considered in default when, based on current or past information and events, it is probable that the entity will not be able to recover all the amounts described in the original contract, including the interest and commissions agreed to in the contract. When a significant financial asset has been identified as being in default, the amount of the loss is measured as the balance due minus the weighted net present value of the expected future cash flows under two minimum macroeconomic scenarios with an expected probability of occurrence.

Customers classified as individual methodology will be evaluated at least twice a year and, additionally, each time a relevant event occurs that reflects in significant changes in their level of risk and that leads to a change in the scenarios previously analyzed. The relevant events can be:

●	Significant changes in the value of the guarantee,
●	Expected or adverse changes in the business,
●	Potentially shocking regulatory changes for the business,

●	Changes they make in their commercial and operational dynamics, and
●	Significant amount of payments made by the client.

To establish the future cash flows expected from the client, two approaches are presented, which may be via cash flow generation or via execution of some type of guarantee or liquidation of assets, that is, “Going Concern” or “Gone Concern” approach.

Approach via cash flow: This refers to an analysis under the premise of "Going concern", that is, it is assumed that the payment of the obligation will be made through the client's cash flow. The expected NPV calculation with a cash flow approach includes:

●	Financial projections of the client.
●	Debt simulator.
●	Expected NPV calculation.

Approach via guarantee recovery: This refers to the "Gone concern", that is, it is assumed that the payment of the obligation will be given through the execution of guarantees, liquidation of assets, the execution of personal guarantees and adjudication of assets through judicial processes. The calculation of the NPV with guarantee approach includes:

●	Analysis of the guarantee.
●	Future value of the guarantee.
●	NPV calculation.
●	Recovery times.

Future cash flows are estimated based on two scenarios (base and alternative) that can be affected by the aforementioned variables.

4.1.2.2. Impairment of investments measured at fair value with changes in other comprehensive income

At the end of each period, the Bank evaluates the impairment model based on the expected loss of a financial asset or a group of assets that are measured at fair value with changes in other comprehensive income, where the impairment loss will be measured from "day 1" after its initial recognition.

Investments are classified in stages according to the risk level (rating), as follows:

Stage 1:

●	Investments rated at investment grade.
●	Investments rated at speculation grade, if:
o	The current external rating is maintained or improved against the rating granted on the date of purchase.
o	If there is a rating deterioration, the deterioration is lower than the number of notches that signify a significant increase in risk.

Stage 2:

●	Investments that pass from an investment grade rating to speculation level.
●	If there is a rating deterioration, the deterioration is a number of notches that signify a significant increase in risk.

Stage 3:

●	Investments that are classified as default.

Significant increase in risk

Investments classified in stage 2 include those instruments that meet the corporate definition of a significant increase in risk.

To establish whether a security has a significant increase in risk since the initial recognition, an assessment of the deterioration of the rating in the current date is made against the rating granted at the time of purchase; according to the origin classification there may be an increase with 1, 2 or 3 notches, as shown in the following table:

SIGNIFICANT INCREASE
EXTERNAL RATING ORIGIN	IN RISK
Ba1/BB+	3 Notches
Ba2/BB	3 Notches
Ba3/BB-	3 Notches
B1/B+	2 Notches
B2/B	2 Notches
B3/B-	1 Notch
Caa/CCC	1 Notch

Measurement of expected losses:

Impairment: [Amortized Cost or Market Position (Exposure)] * PD (Probability of default) * LGD (Loss given default)

●	All instruments classified in stage 1 will be assigned a default probability for 12 months.
●	All instruments classified in stage 2 will be assigned a probability of default for the life of the instrument.
●	All instruments classified in stage 3 will be assigned a default probability of 100.00%.

To estimate the impairment of the instruments if the issue has an external rating, provision is made with the PD (Probability of default) of the external rating agency; if it does not have an external rating, it is determined from the internal rating model and the default probability of the portfolio.

In all cases, the LGD (Loss Given Default) is the parameter calculated by the external rating agency for the investment portfolio at the closure of December 2023 it corresponds to 64.90%.

4.1.3.	Derecognition of financial assets
4.1.3.1.	Derecognition of financial assets not resulting from modifications

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred, and the Bank has transferred substantially all the risks and rewards of ownership, or when the Bank neither transfers nor retains substantially all of the risks and rewards of ownership but it does not retain control of the financial asset.

When the Bank retains the contractual rights to receive cash flows from the financial asset, but assumes a contractual obligation to pay those cash flows to other entities, it shall treat the transaction as a transfer that results in derecognition if:

●	It has no obligation to pay any amounts to the other entities unless it collects equivalent amounts from the assets;
●	It is prohibited from selling or pledging the assets; and
●	It has an obligation to remit without material delay any cash flows it receives from the assets.

4.1.3.2.	Modifications

In modifications for commercial or market reasons, an assessment is made as to whether the modification is substantial; that is, whether the changes in the terms of the contract differ substantially from the original contract, based on the analysis of qualitative variables (inclusion of returns based on profit sharing, guarantees, other collateral, or credit enhancements that significantly affect the credit risk profile associated with the loan, changes in currency and/or obligor) and, in some cases, a quantitative assessment. When the modifications result in derecognition, the renegotiated contract is a new loan, subject to the classification and measurement requirements established by IFRS 9.

Similarly, the costs and commissions associated with the financial asset are derecognized. Modifications that do not result in derecognition are understood as non-substantial modifications, the carrying amount will be recalculated as the present value of the modified contractual cash flows discounted at the original interest rate, recognizing the effect of the modification in the margin net interest in the statement consolidated of income. Likewise, costs and commissions are adjusted and amortized over the remaining life of the modified asset.

Contractual modifications of financial assets may be carried out due to restructurings and/or renegotiations for credit risk due to the borrower's financial difficulties are evaluated as a non-substantial modification and therefore does not lead to derecognition. When a financial asset is restructured, the difference between the original contractual cash flow and the new cash flow of the restructured asset discounted at the original effective interest rate is recognized as a gain or loss in the statement consolidated of income as “Interest income on loan and financial leases”, the costs and fees are deferred and will be amortized by the remaining life of the modified asset.

4.1.3.3.	Written-Off loan portfolio

Loans are written off when the Bank concludes there is no realistic expectation of recovery of the loans and receivables balances from a client or third party, i.e., there is no possibility of recovery due to the debtor's lack of ability or willingness to pay or in the absence of open guarantees granted by the debtor. In general, this characteristic will be fulfilled when the following delinquency conditions are present:

		Length of delinquency (days)
Type	Collateral	Grupo Agromercantil Holding S.A.	Banistmo S.A.	Banco Agrícola S.A.	Bancolombia S.A.
	Without collateral			180
Commercial	With collateral	N/A(1)	360	360	360
	Without collateral	180	180	180
Consumer	With collateral	540 for vehicles collateral	1,080 for mortgage collateral	720 for mortgage collateral	180
	Without collateral		180
Small Business Loan	With collateral	N/A(1)	1,080 for mortgage collateral	180	180
Mortgage	With collateral	1,440	1,080	720	N/A(1)

(1) Not dependent on the length of delinquency but on the reasons underlying a loan's non-recoverability.

Among the reasons underlying a loan's non-recoverability are the estimated recovery time of the obligation, the probable recovery percentage given the existence or lack of collateral and the inability to locate the client. When default conditions are present, it is initially necessary to evaluate whether the collateral that supports the loan generates a reasonable expectation of recovery; if so, the necessary steps are taken to realize on the collateral prior to writing-off the loan. In cases where the collateral net fair value indicates that there are no reasonable expectations of recovery, loans are written-off in the consolidated financial statements.

4.2.	Financial liabilities

At initial recognition, the Bank measures its financial liabilities at fair value. The transaction costs that are directly attributable to the financial liability are deducted from its fair value if the instruments are subsequently recognized at amortized cost or will be recognized in the consolidated statement of income if the liabilities are measured at fair value.

4.2.1.	Classification and Measurement of Financial Liabilities

Financial liabilities are classified and subsequently measured as follows:

●	Amortized cost, measured at cost using the effective interest rate method.
●	Fair value through profit or loss (“FVTPL”), measured using fair value, with variations in value recognized in the income statement.
●	Irrevocably designated at fair value through profit or loss, measured using fair value, with variations in value recognized in the income statement. The effect of changes in own credit risk is presented in other comprehensive income.

4.2.2.	Derecognition of Financial Liabilities

The Bank derecognizes a financial liability from the consolidated statement of financial position when it is extinguished; that is, when the contractual obligation has been paid or settled or has expired.

Debt Exchange

The Bank assesses whether instruments subject to debt exchange are substantially different from each other, considering qualitative aspects such as currencies, maturities, interest rates, subordination terms, regulatory framework, among others, and quantitative aspects, in which the present value of discounted cash flows under the conditions of the new instruments (including any net commission paid minus any commission received) using the original effective interest rate to calculate the discount differs by at least 10 percent from the present value of discounted cash flows remaining from the original financial liability.

When it is concluded that the instruments subject to debt exchange are not substantially different (based on the analysis of qualitative variables such as currency or issuance market changes, and in some cases a quantitative evaluation), the transaction is recognized as a modification of debt, and in this case, the amortized cost of the modified liability is adjusted to the present value of estimated contractual cash flows discounted at the original effective interest rate of the financial instrument, and the gain or loss is recognized immediately in the income statement. Incremental costs and commissions adjust the carrying amount of the liability and are amortized over the remaining life of the modified liability, following its subsequent measurement at amortized cost. In debt exchanges that are considered substantially different, derecognition is recognized in the income statement, and a new financial liability is recognized.

4.3.	Day one profit adjustment

In situations where the fair value of a financial asset acquired or financial liability assumed at initial recognition differs from the transaction price, the Bank shall recognize a gain or loss directly in the consolidated statement of income if the fair value is supported by Level 1 inputs or is based on a valuation technique that uses only observable market data. In all other circumstances, the Bank defers the Day one gain or loss and recognizes it in the consolidated statement of income over the course of the transaction period.

4.4.	Compound instruments

The Bank recognizes compound financial instruments that contain both liability and equity components separately. Therefore, for initial measurement, the liability component is the fair value of a similar liability which doesn´t have an equity component (determined by discounting future cash flows using the market rate at the date of the issuance). The difference between the fair value of the liability component and the fair value of the compound financial instrument, considered as a whole, is the residual value assigned to the equity component. After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. The liability component corresponds to the preferred dividend related to 1% of the subscription price, which is the payment of the minimum dividend on the preferred shares for each period. For further information, see Note 22. Share capital.

4.5.	Financial guarantee contracts and loan commitments

The Bank issues financial guarantees and loan commitments. Loan commitments are those agreements under which the Bank has an irrevocable obligation to grant the loan. The financial guarantee contracts issued by the Bank are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due to accordance with the original or modified terms of a debt instrument.

Both financial guarantee contracts and loan commitments are initially recognized as liabilities at fair value, which is normally the fee received, adjusted for the directly attributable transaction costs incurred. Subsequently, liabilities are measured at the higher of the provision amount measured according to IFRS 9, and the amount initially recognized, less the accumulated amortization recognized according to IFRS 15 Revenue from contracts with customers.

Income derived from guarantees is recognized as “commission income” in the consolidated statement of income over the term of the contract, in accordance with the method and frequency of commission’s payments.

4.6.	Derivatives financial instruments

A financial derivative is an instrument whose value changes in response to changes in a variable or index, such as an interest rate, exchange rate, the price of a financial instrument, a credit rating or a credit index. This instrument requires no initial payment or is lower in comparison to other financial instruments with a similar response to changes in market conditions and is generally settled at a future date.

The Bank recognizes its derivative financial instruments at fair value, based on the prices and valuation methodologies provided by the official pricing service provider (Precia); this includes counterparty credit-risk adjustments applied to derivatives when the Bank's position is a derivative asset, and the Bank's credit risk when the position is a liability on a derivative. For further information, see Note 30. Fair value of assets and liabilities, section d. Credit valuation adjustment.

Derivatives are recognized and measured at fair value through profit or loss unless such derivatives are designated as cash flow hedges or hedges of a net investment in a foreign operation. In those cases, the effective portion of changes in the fair value of the derivatives are recognized in other comprehensive income. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gains and losses arising from changes in the fair value of derivatives, which are not in hedging relationships, are recognized in the consolidated statement of income under the "valuation on financial instruments" item, and gains and losses from the valuation of foreign exchange derivatives are included in the "Other Operating Income" item.

4.7.	Hedge accounting

The Bank designates and documents hedge accounting at inception in accordance with the requirements of IFRS 9 Financial Instruments. When the hedging relationship is considered to be highly effective, the changes in value of the hedging derivative are accounted for according to their classification, as fair value hedges, cash flow hedges and hedges of net investment in foreign operations, as set out in the paragraph below.

The Bank assesses at the inception of the hedge and on a monthly basis during the life of the instrument, whether the hedge used in the transaction is expected to be aligned with the hedge effectiveness requirement (prospective effectiveness):

●	Economic relationship between the hedging instrument and the hedged item.
●	The effect of credit risk does not predominate over the value of the economic relationship.
●	Designated hedge ratio is consistent with risk management strategy.

The Bank discontinues the hedge accounting when the hedging relationship no longer meets the criteria provided for hedge effectiveness or when the hedging instrument expires or is sold, terminated or exercised. Consequently, the item no longer complies with the hedge accounting conditions or the hedging relationship no longer complies with the risk management objective.

Before the establishment of hedge accounting, the Bank documents the relationship between hedged items and hedging instruments, as well as its risk management objectives and hedging strategies, which are approved by the Risk Management Committee as the body designated by the Board of Directors.

Hedge relationships are classified and accounted for in the following ways:

Fair value hedges

Fair value hedges are designated to protect against the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments.

Changes in the fair value of derivatives that are designated and qualify as hedging instruments in fair value hedges are recognized in the consolidated statement of income as interest and valuation on financial instruments. The change in fair value of the hedged item attributable to the hedged risk is included as part of the carrying value of the hedged item, and it is also recognized in the aforementioned item of the consolidated statement of income.

For fair value hedges that are related to items accounted for at amortized cost, the adjustments to the carrying value are amortized through the consolidated statement of income during the remaining term until their expiry. The amortization of the effective interest rate shall begin as long as there is an adjustment to the carrying value of the hedged item and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the non-amortized fair value is recognized immediately in the consolidated statement of income.

For the items hedged at amortized cost, the difference between the carrying value of the item hedged at the termination of the hedge and the nominal value are amortized using the effective rate method during the time beyond the original terms of the hedge.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with corresponding gain or loss recognized in net income.

Cash flow hedges

Cash flows hedges are used mainly to manage the exposure to variability related to the cash flow attributable to a specific risk associated with an asset or liability recognized on the consolidated statement of financial position or to a highly probable forecast transaction.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income. The ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income.

If the hedging instrument expires or is sold, terminated or exercised, without replacement or rollover into another hedging instrument, or if the hedging designation no longer meets the criteria provided for the hedge effectiveness requirements after any subsequent rebalancing adjustment, any accumulated gain or loss previously recognized in OCI remains in OCI, until the planned operation or the firm commitment affects the result.

When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

Hedges of a net investment in a foreign operation

In accordance with IFRS 9 and IFRIC 16 Hedges of a net investment in a foreign operation, the Bank has decided to apply the hedge accounting of the foreign currency risk arising from currency translation of consolidated financial statements and goodwill of its net investment in Banistmo, designating as a hedging instrument of certain debt securities issued by the Parent Company and financial liabilities. The hedge accounting requires that the Bank accounts for the gain or loss derived from the foreign exchange differences related to the debt securities that are determined to be an effective hedge is recognized in other comprehensive income, as is the currency translation adjustment of the Banistmo operation into the presentation currency as required by IAS 21 Effects of changes in foreign exchange rates as detailed in 1. Functional currency, transactions and balances in foreign currency.

5.	Investments in associates and joint arrangements
5.1.	Investments in associates and joint ventures

An associate is an entity over which the Bank has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control to make those policies decisions.

A joint venture is an entity that the Bank controls jointly with other participants, where the parties maintain a contractual agreement that establishes joint control over the relevant activities of the entity (which only exists when decisions about those activities require unanimous consent of the parties sharing control) and the parties have rights to the net assets of the joint arrangement.

The Bank's investments in associates and joint ventures are initially recorded at cost and their results, assets and liabilities are subsequently included in the consolidated financial statements using the equity method, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

When an investment in an associate or joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust or similar entities, and such investment is measured at fair value through profit or loss in that entity, the Bank may elect to measure investments in those associates and joint ventures at fair value through profit or loss in the consolidated financial statements. This election is applied on an investment-by-investment basis.

At the acquisition date, the excess of the acquisition cost of the associate or joint venture shares exceeding the Bank´s share of the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill and is included in the carrying amount of the investment and it is not amortized. Any excess of the Bank’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the Bank’s share of the associate or joint venture’s profit or loss in the period in which the investment is acquired. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of assets. Impairment losses are recognized in accordance with the policy for impairment of assets, cash-generating units and goodwill (see section 12. Impairment of assets, cash-generating units and goodwill, of this note).

If the Bank's share of losses of an associate or joint venture exceeds the Bank's interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Bank's net investment in the associate or joint venture), the Bank discontinues recognition its share of further losses. Additional, losses are recognized only to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

When the equity method is applicable, adjustments are considered in order to adopt uniform accounting policies of the associate or joint venture with the Bank. The portion that corresponds to the Bank for changes in the investee´s other comprehensive income items is recognized in the consolidated statement of comprehensive income as “Unrealized gain/loss on investments in associates and joint ventures using equity method” and gains or losses of the associate or joint venture are recognized in the consolidated statement of income as “Dividends and net income on equity investments”, in accordance with the Bank's participation. Gains and losses resulting from transactions between the Bank and its associate or joint venture are recognized in the Bank´s consolidated financial statements only to the extent of the unrelated investor´s interest in the associate or joint venture. The equity method is applied from the acquisition date until the significant influence or joint control over the entity is lost. When the significant influence on the associate or the joint venture is lost, the Bank measures and recognizes any residual investment that remains at its fair value. The difference between the associate or joint venture carrying value (taking into account the relevant items of other comprehensive income), the fair value of the retained residual investment and any proceeds from disposing of a partial interest in the associate or joint venture, is recognized in the consolidated statement of income. The currency translation adjustments recognized in equity are reclassified to net income at the moment of disposal.

The unrealized gain or loss of an associate or joint venture is presented in the consolidated statement of comprehensive income, net of tax. Changes in the investment´s participation that arise from changes in other comprehensive income of an associate or joint venture are recognized directly in the investor’s statement of comprehensive income.

The dividends received from the associate or joint venture reduce the investment carrying value.

For further information, please see Note 8. Investments in associates and joint ventures.

5.2.	Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

The Bank recognizes and measures assets, liabilities, revenues, and expenses in relation to its interest in joint operations in accordance with the applicable IFRS for the particular assets, liabilities, revenues and expenses.

When the Bank acquires an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3, or when an existing business is contributed to the joint operation on its formation by one of the parties that participate in the joint operation, the Bank will apply all of the principles of IFRS 3. In this case, the Bank recognizes goodwill in the event that consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed.

When the Bank transacts with a joint operation in which the Parent Company or its subsidiaries is a joint operator (such as a sale or contribution of assets), the Bank is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in the Bank’s consolidated financial statements only to the extent of other parties’ interests in the joint operation.

6.	Leases
6.1.	The Bank as lessee

The Bank assesses whether a contract is or contains a lease at the inception of the contract and recognizes a right-of-use asset representing its right to use the leased asset and a lease liability representing its obligation to make lease payments. The Bank elected to apply the recognition exemptions for short-term leases (leases of 12 months or less and without a purchase option) and leases where the underlying asset is of low value. Lease payments related to these exemptions will be recognized as an expense in profit or loss on a straight-line basis over the term of the lease.

Both the right-of-use asset and the lease liability are measured at the present value of the lease payments that have not been paid at that date. Lease payments are discounted using the lessee’s incremental borrowing rate. In addition, the right-of-use asset includes: 1) the amount of the initial measurement of the lease liability, 2) lease payments or costs incurred by the lessee made before or after the commencement date, less lease incentives received, and 3) an estimate of the costs to be incurred to dismantle the underlying asset, restore the site on which it is located or restore the underlying asset to the condition required by the lease.

Subsequently, the Bank measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability. The Bank measures the lease liability by increasing the carrying amount to reflect interest on the lease liability, reducing the carrying amount to reflect the lease payments made, and remeasuring the carrying amount to reflect any new expectation or lease modifications. Each lease payment has been allocated between the liability and interest expenses. The accrued interest on the lease liability for each period over the lease term will be the amount that produces a constant periodic rate of interest (incremental borrowing rate) on the remaining balance of the liability.

6.2.	The Bank as lessor

The lease agreements entered into by the Bank are classified at the initial recognition as financial or operating leases.

A lease is classified as a finance lease when substantially all the risks and rewards incidental to ownership of the asset are transferred to the lessee and are recognized at a value equal to the net investment in the lease, corresponding to the sum of the minimum lease payments receivable and any unguaranteed residual value, discounted at the interest rate implicit in the lease. Otherwise, it is classified as an operating lease, recognizing and measuring the assets under the principles of property and equipment or investment property, in which case income and depreciation of property and equipment are recognized on a straight-line basis over the life of the asset. Contingent lease payments are recognized as revenue in the period in which they are received.

If during the lease term, the lessor and the lessee decide to modify the initial conditions, and the agreed changes result in a different classification, then the modified agreement will be considered a new lease with new clauses that will lead to the classification of a financial or operating lease, as appropriate.

The Bank uses the following indicia of transfer of risk and rewards incidental to ownership to the asset; if one of them is met, lease is classified as a finance lease:

●	The agreement indicates that the lessee has the option to purchase the asset at a price that is expected to be equal to or less than 10% of the fair value of the asset, upon termination of the lease.
●	The term of the lease covers most of the economic life of the asset, even when the lease does not transfer the ownership of the underlying asset to the lessee at the end of the lease term, i.e., when the minimum lease term represents 75% or more of the economic life of the leased asset.
●	At the inception of the lease, the present value of the minimum lease payments amounts to at least 90% of the fair value of the leased asset.
●	The leased assets are of such a specialized nature that only the lessee has the possibility of using them without making significant modifications.

7.	Premises and equipment and depreciation

Premises and equipment include tangible items that are held for use, for rental to others, or for administrative purposes and are expected to be used for more than one period.

Items of premises and equipment are expressed at cost less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method, in order to derecognize the depreciable amount of premises and equipment over the estimated useful lives of the assets. The depreciable amount is the cost of an asset less its residual value. The estimated useful lives for each asset group are:

Asset group	Useful life range
Buildings	10 to 75 years
Furniture and fixtures	3 to 20 years
Computer equipment	3 to 20 years
Equipment and machinery	2 to 40 years
Vehicles	3 to 10 years

The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. When there is a significant change, the depreciation and the charge to the consolidated statement of income are adjusted based on the new estimation.

The Bank assesses at the end of each year whether there is any indication of external or internal reduction in the asset’s recoverable value. If there is any indication of impairment, the Bank estimates the recoverable amount of the assets and then recognizes the impairment loss in the consolidated statement of income. For further information, see section 12. Impairment of non-financial assets, cash-generating units and goodwill in this note.

Maintenance expenses of the premises and equipment are recognized as an expense in the period in which they are incurred and are registered in the consolidated statement of income as “Other administrative and general expenses”.

Gains and losses in sales of premises and equipment are registered in the consolidated statement of income as “Other operating income”.

8.	Investment properties

The investment properties are measured initially at cost, including the transaction costs. The carrying value includes the cost of replacement or substitution of a part of an investment property at the time the cost is incurred, if the cost meets the recognition criteria; and it excludes the daily maintenance costs of the investment property which are included in the consolidated statement of income as “Other administrative and general expenses”.

After the initial recognition, the investment properties are measured at fair value which reflects the market conditions at the consolidated statement of financial position date and are valued by Management with the support of external experts using valuation techniques based on comparable prices, direct capitalization, discounted cash flows and replacement cost. The gains and losses that arise from changes in the fair values of investment properties are included in the consolidated statement of income as “Other operating income”.

Transfers of an asset to or from the investment properties are only made when there is a change in its use. For a transfer from an investment property to premises and equipment, the cost taken into account for its subsequent accounting is the fair value at the time of the change in use. If a premise and equipment becomes an investment property, it will be accounted for at its fair value.

9.	Intangible assets

Intangible assets are identifiable, non-monetary assets without physical appearance, separately acquired or internally generated by the Bank that are measured initially at cost and subsequently at cost less any accumulated amortization and any accumulated impairment loss. Intangible assets acquired in business combinations are recognized at fair value at the date of acquisition.

Intangible assets with finite useful lives (ranging from 1 to 10 years) are amortized using the straight-line method over their estimated useful lives and assessed at the end of the period for impairment. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least annually. The expected changes in the useful life or in the pattern of consumption of the future economic benefits of the asset are recognized when the amortization period or method has changed, as appropriate, and they are treated as changes in the accounting estimates. The amortization expense of intangible assets with finite useful lives is recognized in the consolidated statement of income.

The Bank’s intangible assets comprise mainly intangibles of finite useful life, such as licenses, software and computer applications, customer relationships and trademarks (See Note 9. Goodwill and intangible assets, net). Intangibles of indefinite useful life include Goodwill.

When intangible assets with finite useful life are written-off, the expected future economic benefits period is reduced to increase the amount of amortization, resulting in the derecognition of the intangible asset in a shorter period than initially estimated.

Intangible assets with indefinite useful lives are not subject to amortization but are periodically tested to identify any impairment, either individually or at the cash-generating unit level. The assessment of the indefinite life is reviewed annually to determine if it continues being supportable. In the event that the assessment was not valid, the change from indefinite useful life to finite useful life is recognized prospectively. Intangible assets with an indefinite useful life correspond to goodwill.

9.1.	Internally generated intangible assets

The costs of internally generated intangible assets are recognized as intangible assets if they have been incurred in the development stage and meet the recognition criteria; if so, such assets are presented in the consolidated statement of financial position at cost less accumulated amortization and accumulated impairment losses (see section 12. Impairment of non-financial assets, cash-generating units and goodwill in this note). Other expenditures are recorded as expenses in the consolidated statement of income.

Amortization of the asset begins when development is complete and the asset is available for use. Intangible assets are amortized using the straight-line method over their estimated useful lives and assessed at the end of the period for impairment.

10.	Inventories

Inventories of assets or returned property are those assets arising from an early termination of a finance or operating lease or those on which the lease has been terminated, and they are expected to be sold in the normal course of business, which are controlled by the Bank and are expected to obtain future economic benefit.

The inventory of returned property is recognized as an asset from the date on which the Bank assumes the risks and benefits thereof. Assets arising from operating leases are initially measured at cost, which is the carrying amount less accumulated depreciation and impairment, if any. Assets returned property financial leasing operations are recognized at the lower of their book value plus sanitation costs and its net realizable value. When the book value is greater than the net realizable value, an adjustment is recognized under the caption "Provision for impairment of loan portfolio and financial leasing operations, net" in the consolidated income statement.

Inventories are measured at the lower of cost and net realizable value. Net realizable value ("NRV") is the estimated selling price in the normal course of business, less the estimated costs necessary to make the sale. The cost of inventories is assigned by using specific identification of their individual costs.

The Bank revises the NRV of its inventories at least annually, or when market conditions so require; the adjustment of the decrease in value is recognized directly in income. Adjustments to the NRV are recognized under the caption "Amortization, depreciation and impairment" in the consolidated statement of income, up to the value initially recognized.

10.1	. Digital assets

The Bank chooses as an accounting policy to recognize digital assets held to be sold in the normal course of its operations as inventories. Digital assets are measured at fair value less costs of sale. If there is no active market, the fair value of the digital asset will be zero given the low probability of its realization.

Changes in fair value are recognized in the consolidated statement of income for the period in which such changes occur.

The exchange differences of the digital asset in foreign currency are recognized within the valuation process inherent to the fair value model.

11.	Digital assets and liabilities held in custody for customers

The Bank safeguards crypto assets for customers in digital wallets and cryptographic keys are required to access digital assets on the Bank's platform. The Bank safeguards these assets and/or keys and is required to protect them from loss, theft, or other misuse.

The Bank recognizes customer's digital assets initially and subsequently at fair value. At the same time, the Bank recognizes the obligation to safeguard the customer's digital asset as a liability. The liability should be measured at the same amount as the corresponding asset at fair value.

Any loss, theft or other misuse that impacts the measurement of customer cryptoassets is recognized in profit or loss in the period in which it occurs.

12.	Assets held for sale and discontinued operations

The Bank classifies non-current assets or disposal groups held for sale if their carrying value will be recovered through a sale transaction, rather than through continuing use. These assets are measured at the lower of their carrying value and their fair value less costs to sell and they are not depreciated nor amortized from the date of their classification. Additionally, if any indications of impairment exist, impairment losses are recognized for the difference between the carrying and the fair value less costs to sell as “Impairment, depreciation and amortization” in the consolidated statement of income. Gains and losses in the sale of assets held for sale are recognized in the consolidated statement of income as “Other operating income” or “Other administrative and general expenses”.

The held for sale condition is met if the assets or groups of assets are available, in their current condition, for immediate sale or the sale transaction is highly probable and is expected to be completed within the year following the date of classification. In the Bank, the assets held under this classification correspond to foreclosed assets. If the sale of the asset does not take place within the planned period, the assets are reclassified to "Other assets, net" in the consolidated statement of financial position.

A discontinued operation is a component of an entity that has been disposed of, or is classified as held for sale, and represents a separate major line of business or a geographical area of operations, is part of a single coordinated and individual plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of a discontinued operation are presented separately from those of continuing operations in the consolidated statement of income on a comparative basis.

13.	Impairment of non-financial assets and cash-generating units and goodwill

The Bank evaluates at the end of each period whether there is any indication that on a stand-alone basis non-financial assets and cash-generating units are impaired. If some indication of impairment does exist, the Bank estimates the recoverable amount of the assets and the loss by impairment, the impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. Regardless of whether impairment indicators exist, impairment of goodwill is assessed annually, or more frequently if events or changes in circumstances indicate that it may be impaired.

The recoverable amount of non-financial assets or cash-generating units is the higher of its fair value less costs of disposal and its value in use, where fair value is determined by Management by reference to market value, if available, by pricing models, or with the assistance of a valuation specialist. While value in use requires Management to make significant assumptions and use estimates to forecast cash flow for periods that are beyond the normal requirements of management reporting; and assess the appropriate discount rate and growth rate.

If an asset does not generate cash flows that are independent from the rest of the assets or group of assets, the recoverable amount is determined by the cash-generating unit to which the asset belongs.

The amount of impairment losses recognized in net income during the period are included in the consolidated statement of income as “Impairment, depreciation and amortization”. Except for impairment loss recognized for goodwill, impairment losses are subject to reversal, the increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

14.	Other assets

The Bank presents as other assets, among other things, (a) the expenses paid in advance incurred in the development of its business, in order to receive future services, which are amortized during the period in which services are received or the costs or expenses are recorded and (b) foreclosed assets that do not comply with the requirements to be recognized as assets held for sale and where there are no plans to use them in the supply of services or for administrative purposes.

Foreclosed assets are initially recognized at the lower of net amount of the charged-off financial assets to which the foreclosed assets relate and net realizable value of the foreclosed asset (the net realizable value will be the estimated selling price of the asset or its awarding value, less the estimated costs necessary to carry out its sale), pending obtaining a plan for its commercialization. If net amount of the charged-off financial assets is greater than net realizable value of the foreclosed asset, an adjustment for impairment of credit risk of the financial asset is recorded in the results for the period.

There is evidence of impairment when these group of assets remain in the consolidated statement of financial position for a period of time exceeding one year from the reception date, without buyer having been found, despite the Bank’s ongoing efforts to sell them (even adjusting the selling price).

Foreclosed assets are subsequently assessed to determine whether an impairment lost must be recognized. In the case of events that arise that are beyond the control of the Bank and that make remote the realization of these assets, they are identified as "non-tradable”, and a complete impairment is carried out.

15.	Derecognition of non-financial assets

The Bank's non-financial assets are derecognized either on disposal or when they are permanently withdrawn from use and no future economic benefits are expected. The difference between the value obtained on disposal and the carrying amount is recognized in the consolidated statement of income.

16.	Employee benefits
16.1.	Short term benefits

The Bank grants to its employees short-term benefits such as bonuses based on added value to clients and the Bank’s results, salaries, accrued performance costs and social security that are expected to be wholly settled within 12 months. Expenses related to these benefits are recognized over the period in which the employees provide the services to which the payments relate. For further information, see Note 19. Employee benefit plans.

16.2.	Other long-term employee benefits

The Bank grants to its employees seniority bonuses as long-term employee benefits whose payment is not expected within the 12 months following the end of the annual period in which the employees have rendered their services. The cost of long-term employee benefits is allocated across the period from the time the employee was hired by the Bank and the expected date of obtaining the benefit. These benefits are projected up to the date of payment and are discounted through the projected unit credit method.

16.3.	Pensions and other post-employment benefits

−Defined contribution plans

The Bank makes monthly contributions to pension funds, due to legal requirements and it has no legal obligation to pay further contributions.

The Bank recognizes contributions in the consolidated statement of income once the contribution is accrued. Any contributions unpaid at the consolidated statement of financial position date are included as a liability.

−Defined benefit plans

These are post-employment benefit plans in which the Bank has the legal or constructive obligation to take responsibility for the payments of benefits that have been agreed, for example, severance obligation, retirement pension premium plan and senior management pension plan premium and pension plan. The Bank makes an actuarial valuation based on the projected unit credit method and a risk-free rate which reflects current market assessments of the time value of money in each country (interest rate of treasury bonds [“TES”], representative of the nation's public debt), related to the characteristics and the benefit flows weighted average, to discount such obligation.

17.	Provisions, contingent liabilities and contingent assets

Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the obligation's value can be made.

The corresponding expense for any provision is presented in the consolidated statement of income, net of all expected reimbursement. The increase in the provision due to the time value of money is recognized as a financial expense.

The amounts recognized in the consolidated statement of financial position, correspond mainly to:

I.	Judicial proceedings

Judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suit, civil actions within criminal prosecutions and executive proceedings against the Bank.

II.	Onerous contracts

For the Bank, an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceeds the economic benefits expected to be received under it.

III.	Loan commitments

In order to meet the needs of its customers, the Bank issues loan commitments, letters of credit and bank guarantees. Loan commitments are those approved irrevocable loans, in which, despite having acquired a commitment to grant them, due to the contract or agreement or for any other reason they are still pending disbursement.

IV.	Financial guarantees

The Bank issues bank guarantees on behalf of its customers. A bank guarantee represents an irrevocable commitment pursuant to which the Bank will cover, up to the maximum amount guaranteed, a breach of the client's contractual obligations to third parties for a certain period of time. These are commitments issued by the Bank to guarantee the performance of a customer to a third party and are mainly issued to guarantee agreements established between parties from the energy sector, hydrocarbons sector, private sector and public procurement contracts. The Bank expects most of those guarantees provided to expire before they are used.

The events or circumstances that would require the Bank to perform under a guarantee are determined by the type of guarantee, as outlined below:

Guarantees for the energy sector

The Bank is responsible before the guarantee’s beneficiary in the following situations:

●	Lack of energy supply due to low availability from the generating company (the guaranteed entity).
●	Non-compliance with the contract signed by the guaranteed entity.
●	Non-compliance with the payment for energy supply.
●	Non-compliance with the construction and operating of power plants.
●	Non-compliance with the construction and operating of transmission lines.

Guarantees for the hydrocarbons sector

The Bank is responsible before the guarantee’s beneficiary in the following situations:

●	Non-compliance with the contractual obligations in the Minimum Exploration Program.
●	Non-compliance with the contractual obligations in the Additional Exploratory Program.
●	Non-compliance with the contractual obligations in the Post Exploratory Program.
●	Non-compliance with the Technical Evaluation obligations.

Guarantees for public procurement

The Bank must pay a state entity up to the amount guaranteed for the breach by the contractor of the contractual or legal obligations agreed.

Commitment issued by the Bank to guarantee the performance of a customer from the private sector

The Bank must pay the third party if there is any breach of what has been agreed upon or due to the economic insolvency of the client.

Contingent liabilities

Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Bank, or present obligations that arise from past events but are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligations or the amount of the obligations cannot be measured with sufficient reliability, are not recognized in the consolidated statement of financial position, but instead are disclosed as contingent liabilities, unless the possibility of an outflow of resources embodying economic benefits is remote, in which case no disclosure is required.

Contingent assets

Possible assets that arise from past events whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Bank, are not recognized in the consolidated statement of financial position; instead, these are disclosed as contingent assets where an inflow of economic benefits is probable. When the realization of income is virtually certain, then the related asset is not a contingent asset and its recognition is appropriate.

18.	Revenue recognition

The Bank recognizes revenue from ordinary activities, which represent the transfer of goods or services committed with customers in exchange for an amount that reflects the consideration to which the entity expects to be entitled. For performance obligations where none of the conditions for revenue recognition over time are met, the Bank satisfies the performance obligation at a point in time, at which the customer obtains control of the promised services.

Revenue is measured based on the consideration specified in the contract with the customer, and excludes amounts received on behalf of third parties when the Bank is an agent. The Bank recognizes revenue when it transfers control over a good or service to a customer. Revenue is presented net of reimbursements and discounts and after eliminating inter-group sales. The Bank evaluates its revenue categories based on specific criteria to determine whether it acts as principal or agent. Revenue is recognized to the extent that it is probable that economic benefits will flow to the Bank and it is possible to reliably measure the related revenues and costs.

When the Bank fulfills a performance obligation through the delivery of promised goods or services to customer, it creates a contractual asset for the consideration amount obtained with the performance. The Bank recognizes the contractual assets as current assets, as they are expected to be realized within the normal operating cycle.

The costs of contracts eligible for capitalization as incremental costs when obtaining a contract are recognized as a contractual asset. Contractual costs are capitalized when incurred if the Bank expects to recover those costs. Contractual costs constitute non-current assets to the extent that the Bank expects to receive the economic benefits of those assets in a period greater than twelve months. The contractual costs are amortized systematically and consistently with the transfer of the services to the customer once the corresponding revenue has been recognized. The capitalized contractual costs are impaired if the customer withdraws or if the carrying amount of the asset exceeds the projection of the discounted cash flows that are related to the contract.

Interest income comprises income of financial assets at amortized cost or at fair value through other comprehensive income. Interest income is recognized using the effective interest rate method, the computation takes into account all the contractual conditions of the financial instrument (for example, prepayment options) and includes incremental fees and commissions (for example, certain loan commitment fees) or expenses that are directly attributed to the instrument and are an integral part of the effective interest rate, without taking account future credit losses.

Valuation income relates to debt securities at fair value, where gains and losses arising from changes in fair value are included in the consolidated statement of income as “Interest and valuation on financial instruments”.

Fees and services commissions are recognized as the right to consideration is obtained through the exchange of goods or services that the entity has transferred to a customer. Therefore, the Bank recognizes some fees as revenue over time, such as income from commissions and asset management, custody and other administration and advisory commissions. While other fees are recognized as revenue at a point in time of completion of the underlying transaction, like commissions arising from the negotiation or participation in the negotiation of a transaction for a third party, such as the acquisition of shares or other securities or the purchase or sale of businesses. In addition, the Bank maintains a credit card loyalty program to provide incentives to its customers. The program allows customers to purchase goods and services, based on the exchange of awards points, which are awarded based on purchases using the Bank's credit cards and the fulfillment of certain conditions established in such program. The redemption of points for prizes is carried out by a third party. Therefore, the expenses of the Bank's commitments with its clients arising from this program are recognized as a lower value of the fees and commission income, considering the total number of points that can be redeemed over the accumulated prizes and the probability of redemptions.

Dividend revenue of investments that are not associates or joint ventures are recognized when the right to payment of the Bank is established, which is generally when the shareholders declare the dividend. These are included in the consolidated statement of income as “Dividends and net income on equity investments”.

19.	Income tax

Income tax includes current tax and deferred tax. The current tax is the income tax payable with respect to the profit for the fiscal year, which arises in profit or other comprehensive income. A provision is made for current tax considering the tax bases and tax rates enacted in each of the jurisdictions where the Bank is located, at the date of preparation of the consolidated financial statements.

The Bank recognizes, when appropriate, deferred tax assets and liabilities by estimating the future tax effects attributable to differences between book values of assets, liabilities and their tax bases. Deferred tax assets and liabilities are measured based on the tax rate that, in accordance with the valid tax laws in each country where the Bank has operations, must be applied in the year in which the deferred tax assets and liabilities are expected to be realized or settled. The future effects of changes in tax laws or tax rates are recognized in the deferred taxes as from the date of publication of the law providing for such changes.

Tax bases for deferred tax must be calculated by factoring in the definition of IAS 12 Income tax and the value of the assets and liabilities that will be realized or settled in the future according to the valid tax laws of each of the countries where the Bank has operations.

Deferred tax liabilities due to deductible temporary differences associated with investments in subsidiary and associated entities or shares in joint ventures, are recognized, except when the Bank is able to control the period in which the deductible temporary difference is reverted, and it is likely that the temporary difference will not be reverted in the foreseeable future.

Deferred tax assets, identified with temporary differences, are only recognized if it is considered likely that the Bank will have sufficient taxable income in the future that allows it to be recovered based on the stand-alone entity expected cash flow forecast for the next three years.

Tax credit from fiscal losses and surplus amounts from the presumptive income on the net income are recognized as a deferred asset, provided that it is likely that the Bank will generate future net income to allow their offset.

The deferred tax is recorded as debit or credit according to the result of each of the companies that form the Bank, and for the purpose of disclosure on the consolidated statement of financial position it is disclosed as net.

The deferred income tax expense is recognized in the consolidated statement of income under the heading “Income tax”, except when referring to amounts directly recognized in OCI (Other Comprehensive Income).

Regulatory changes in tax laws and in tax rates are recognized in the consolidated statement of income under the heading “Income Tax” in the period when such rule becomes enforceable. Interest and fines are recognized in the consolidated statement of income under the other administrative and general expenses or in the caption "Income tax" of the consolidated income statement, when applicable.

The Bank periodically assesses the tax positions adopted in tax returns, and, according to the results of the tax audits conducted by the tax authorities, determines possible tax outcomes provided it has a present obligation and it is more likely than not that the Bank will have to dispose of the economic resources to cancel the obligation, and the Bank can make an accurate estimate of the amount of the obligation.

For further information about deferred tax considerations derived from the last Colombian tax reform (Law 2277 of 2022), see Note 12. Income tax.

Transfer pricing policy

The Bank has as a general policy that each of its companies be responsible for their income, costs and expenses independently. The policy takes into account the regulation for the Parent Company provided for in the Organic Statute of the Financial System (article 119, numeral 4) which in relation to the autonomy of the subsidiaries states that: The activity of the subsidiaries of entities subject to the control and supervision of the SFC must be carried out in conditions of independence and administrative autonomy, so that they have sufficient decision-making capacity to carry out the operations that constitute their object.

The Bank recognizes arm’s length operations with foreign economic links. These operations are documented and reported to the tax Administration according to the last evaluation date corresponding to the previous year.

E. Use of estimates and judgments

The preparation of consolidated financial statements requires Bank's Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments or changes in assumptions are disclosed in the notes to the consolidated financial statements. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change.

The significant accounting estimates that the Bank uses in preparing its consolidated financial statements are detailed below:

1.	Credit risk impairment

As disclosed by Management and described in section D. Material Accounting Policies, paragraph 4.1.2. Impairment of financial assets at amortized cost or at fair value through other comprehensive income ‘FVTOCI’, expected credit losses are calculated using individual and collective models and methodologies based on assumptions and judgement considering historical credit data, current borrower situation and reasonable and supportable forecasts of future economic conditions. Collective models include parameters of probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, and exposure at default with the inclusion of the prospective approach that include assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in stage 3, the Bank will evaluate defaulted significant loans, analyzing the debt profile of each debtor, the fair value of guarantees granted, information on credit behavior and the future cash flows expected from the client.

The estimation of impairment charges is a critical accounting policy because of the significance of this line item, the sensitivity of the charges to changes in assumptions about future events (behavior of the expected macroeconomic variables), weighting of macroeconomic scenarios and other somewhat subjective judgments that are incorporated in the individual credit loss models.

Some relevant assumptions must be made to operate the mathematical models behind the expected credit loss assessment. Assumptions are constructed from historical data to consider whether a customer has a significant increase in risk or is in default; these are reviewed by expert panels. Other assumptions such as future economic conditions, the simulation of reasonable future economic scenarios and the likelihood of those scenarios have a high impact on lifetime default probability models. These scenarios are determined and leveraged by the Direction of Economic Research.

The main factors considered in collective estimations of credit losses are the definition of significant increase in credit risk, definition of default, collateral values, loan maturity and macroeconomic forecast of variables such as unemployment, GDP, interest rates, among others. It is also important to consider any other variable that could influence a client´s willingness to pay.

In addition, individual credit loss models consider assumptions on how the financial performance and future cash flow of a client could be affected, the client’s expected future operational and commercial activity, the capacity to generate sufficient cash to pay debt obligations and trends and regulatory changes in the economic sector in which the client operates, changes in the collateral value, weighting of the scenarios used, as well as other internal or external factors. For further information, see Note 6. Loans and advances to customers, net and Risk management.

Given the inherent uncertainties and the high level of subjectivity involved in the assessment of three following factors, it is possible that the outcomes in the next financial year could differ from the expectations on which Management’s estimates are based:

●	Exposure at default: The exposed balance of assets to the current capital balance, interest, and receivable accounts. In the case of products whose nature is revolving and that have an available borrowing that is susceptible to be used in its entirety according to loan contracts subscribed with clients, this parameter includes an estimation of the use of those products after the client’s default.
●	Probability of default (“PD”): This is the probability that the debtor fails to fulfill their obligations of capital and/or interest payment over a period of 12 months. This is linked to the rating/scoring of each debtor/operation.
●	Loss given default (“LGD”): This is defined as the economic impairment that the entity would incur in the event of any instance of default. This depends mainly upon the characteristics of the debtor and upon the valuation of guarantees or collateral associated with the operation.

Impairment loss models and methodologies, and the related assumptions, are assessed by the Bank’s Chief Risk Officer (“CRO”) on a regular basis, using robust validation procedures in order to assure a reasonable coverage of effective losses. This process enables Management to periodically determine whether assumptions and models used to measure credit risk impairment should be adjusted to achieve more precise estimations. Internal controls, data governance standards and approval processes, have been implemented by the Bank to make estimations more accurate. As of December 31, 2023, there has been an improvement in the methodology used to calculate impairment, as shown below:

●	LGD: A methodological change has been made to the selection of the defaulting client's recovery, which more closely reflects the client's payment behavior.
●	New rating models have been developed to improve the risk classification of customers in the individual (in Colombia and Panama) and corporate (in Colombia) portfolios.
●	Enhancements have been made to the threshold model to identify a significant increase in risk from the point of origin, which allows for greater accuracy in classifying customers into stage 2 with a high probability of default.
●	The probability of default (“PD”) models currently incorporate data through February 2020 (pre-pandemic). When performing analyses to incorporate new information, difficulties are encountered in modeling and obtaining good precision and discrimination metrics due to the irregular behavior of the variables included in the estimates. These variables include macroeconomic factors such as the country’s low economic growth, high interest rates, and high unemployment, in addition to the behavior of default rates. These rates represent recoveries that are not real but have been given by the provision of financial relief and then a high level of default as a result of the economic situation that has had a negative impact on the credit portfolio. Therefore, the Bank’s Management has decided not to incorporate recent data into the PD models. However, an overlay has been created for those portfolios that have recent payment delinquencies above the historical average.

The net effect of the above is the constitution of provisions of COP 11,071 as of December 31, 2023.

2.	Impairment testing of cash generating units (“CGU”), including goodwill

The Bank tests goodwill recognized upon business combinations for impairment at least annually. The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generating units and the allocation of goodwill based on the expectations of which operating segments of the Bank will benefit from the acquisition. The fair value of the acquired companies is sensitive to changes in the valuation models’ assumptions. Adverse changes in any of the factors underlying these assumptions could lead the Bank to record a goodwill impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. See Note 9. Goodwill and intangible assets, net, for further information related to carrying amount, valuation methodologies, key assumptions, sensitivities and the allocation of goodwill.

3.	Recognition of digital assets

Currently, there is no specific definitive guidance in IFRS or alternative accounting frameworks to account for the recognition of digital assets held by the Bank, as well as the custody of digital assets held for customers, so management has exercised significant judgment in determining the appropriate accounting treatment.

The Bank has considered that it acts in the quality of a commodity trader, as defined in IAS 2, Inventories, by characterizing certain of its holdings as inventories, or more specifically, digital assets. The business model for digital assets will be to sell them in the near future and generate a profit from fluctuations in price or dealer margin. So, inventories held by commodity broker-dealers are measured at fair value less costs to sale. When such inventories are measured on that basis, changes in value are recognized in profit or loss in the period.

With respect to the custody of digital assets held by customers, the Bank recognizes a liability for the obligation to safeguard user's assets and recognizes an associated asset for the cryptographic assets safeguarded. Both the liability and the asset must be measured initially and subsequently at the fair value of the crypto assets being safeguarded.

In the event that the IASB issues final guidance, the Bank may be required to modify its accounting policies, which could have a significant effect on the Bank's consolidated financial statements.

4.	Deferred tax

Deferred tax assets and liabilities are recorded on deductible or levied temporary differences originating between tax and accounting bases, taking into account the tax rules applicable in each country where the Bank has operations. Due to the changing conditions of the political, social and economic environment, the constant amendments to tax legislation and the permanent changes in the tax principles and changes in interpretations by tax authorities determining the tax bases for the deferred tax items involves difficult judgments including estimates of future gains, offsets or tax deductions. Accordingly, the determination of the deferred tax is considered a critical accounting policy.

For more information relating to the nature of deferred tax assets and liabilities recognized by the Bank, please see Note 12. Income tax.

5.	Provisions and contingent liabilities

The Bank is subject to contingent liabilities, including those arising from judicial, regulatory and arbitration proceedings, tax and other claims arising from the conduct of the Bank’s business activities. These contingencies are evaluated based on Management’s best estimates and provisions are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, possible or remote. Contingences are provisioned and recorded when all the information available indicates that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation before the consolidated statement of financial position date and the amounts may be reasonably estimated. The Bank engages internal and external experts in assessing probability and in estimating timing, nature and amount of outflows that may result from past events.

Provisions are determined by Management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, which estimate is discounted using a risk-free rate which reflects current market assessments of the time value of money in each country, which for Colombia is the interest rate on treasury bonds “TES”.

Throughout the life of a contingency, the Bank may learn of additional information that can affect assessments regarding probability or the estimates of amounts involved; changes in these assessments can lead to changes in recorded provisions.

The Bank considers the estimates used to determine the provisions for contingent liabilities critical estimates because the probability of their occurrence and the amounts that the Bank may be required to pay are based on the Bank’s judgment and those of its internal and external experts, which will not necessarily coincide with the future outcome of the proceedings. For further information regarding legal proceedings and contingencies and their carrying amounts, see Note 21. Provisions and contingent liabilities.

6.	Fair value of assets and liabilities

The fair value of the Bank's assets and liabilities is determined at the date of the consolidated statement of financial position. The Bank's fair value measurement process considers the characteristics of the asset or liability in the same way that market participants would take them into account when pricing the asset or liability at the measurement date; the estimate takes into account inputs from valuation techniques used to measure fair value.

To increase consistency and comparability in fair value measurements and related disclosures, the Bank specifies different levels of inputs that may be used to measure the fair value of financial instruments, as follows:

Level 1: Assets and liabilities are classified as Level 1 if there are observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis. Instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions.

Level 2: Assets and liabilities are classified as Level 2 if in the absence of a market price for a specific financial instrument, its fair value is estimated using models whose input data are observable for recent transactions of identical or similar instruments.

Level 3: Assets and liabilities are classified as level 3 if unobservable input data were used in the measurement of fair value that are supported by little or no market activity and that are significant to the fair value of these assets or liabilities. The fair value of Level 3 financial assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques.

Transfers into or out of Level 3 are made if the significant inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively, in the current marketplace. All transfers between the aforementioned levels are assumed to occur at the end of the reporting period.

The measurement of the fair value of financial instruments generally involves a higher degree of complexity and requires the application of judgments especially when the models use unobservable inputs (level 3) based on the assumptions that would be used in the market to determine the price for assets or liabilities. Determination of these assumptions includes consideration of market conditions and liquidity levels. Changes in the market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value.

When developing fair value measurements, the Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs in measuring fair value. Additionally, the Bank uses third-party pricing services to obtain fair values, which are used to either record the price of an instrument or to corroborate internally developed prices. Third-party price validation procedures are performed over the reasonableness of the fair value measurements. For further details regarding carrying amount and sensitivity disclosures, please see Note 30. Fair value of assets and liabilities.

7.	Measurement of employee benefits

The measurement of post-employment benefit obligations and long-term employee benefits takes into account a range of inputs and it is dependent upon a series of assumptions of future events. The projected unit credit method is used to determine the present value of the obligation for the defined benefits and its associated cost. Future measurements of obligations may differ to those presented in the consolidated financial statements, among others, due to changes in economic and demographic assumptions and significant events. The actuarial valuation methodology of the post-employment and long-term benefit plans include typified discount rates by each benefit plan, with the objective of presenting more relevant information on the value of these plans in the consolidated financial statements. For further information, see Note 19. Employee benefit plans.

8.	Transaction price determination

With respect to contracts with the Bank’s customers, for the determination of the transaction price, the Bank allocates to each one of the performance obligations under the contract the price which represents the value expected to be received in respect of each such performance obligation based on its relative stand-alone selling price. Such price is determined based on the cost of each service, related tax and associated risks to the operation and inherent to the transaction, plus the margin expected to be received for the services, considering in each case the market price for the service, the conditions agreed with the customer and the customer’s segment. The Bank has fixed and variable prices considering the characteristics of each service, future events, discounts, returns and other variables that may influence the selling price. No significant financing components are factored in the determination of the selling price. For further information, see Note 25. Operating income.

9.	Leases

The measurement of the right-of-use asset and of the lease liabilities requires a series of judgments, among which are the determination of the term of the lease and the rate used in discounting the cash flows. The term of the lease is defined according to the historical information of the contracts and the period over which an asset is expected to be economically usable, which involves a high degree of uncertainty due to the use of relevant information about past events. In the Bank’s case, the weighted average lessee’s incremental borrowing rate was used to discount the cash flows associated with the leasing contracts. The Bank performs analysis taking into account the currency, lease term, economic environment and class of underlying assets, as to determine the weighted average lessee’s incremental borrowing rate. For further information, see Note 7. Leases.

10.	Uncertainty over income tax treatments

In the process of determining the current and deferred tax for periods subject to review by the tax authority, the applicable rules have been applied and interpretations have been made to take positions, on which different interpretations could arise from those made by the entity. Due to the complexity of the tax system, the continuous modifications of the fiscal rules, the accounting changes with implications in the tax bases and in general the legal instability of the country, at any time the tax authority could have different criteria from the Bank. Therefore, a dispute or inspection by the tax authority on a specific tax treatment may affect the deferred or current tax asset or liability bank´s accounting, in accordance with the requirements of IAS 12.

Management and its advisors believe that their decisions concerning the estimates and judgments made in each fiscal period are in accordance with those required by the current tax regulations, and therefore have not considered it necessary to recognize any additional provisions to those indicated in Note 12. Income tax.

F.Recently issued accounting pronouncements
a)Accounting pronouncements applicable in 2023

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Accounting Estimates: In February 2021, the Board issued Definition of Accounting Estimates, which amended IAS 8. The amendments introduced the definition of accounting estimates in paragraph 5 and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies.

The amendment to IAS 8 is effective for annual periods beginning on or after January 1, 2023, and early application is permitted.

The Bank early applied this amendment as of January 1, 2022, with no impact on the Bank's consolidated financial statements and disclosures, due to the new definition of accounting estimates being in accordance with that which the Bank currently applies and discloses.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. Disclosure of Accounting Policies: In February 2021 the Board amended IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, to replace the term "significant" with "material", to require an entity to disclose its material accounting policy information rather than its significant accounting policies. Therefore, accounting policy information may be considered material when that information is considered together with other information in a complete set of financial statements. In the Board’s view, accounting policy information is expected to be material if its disclosure was needed for primary users to understand information provided about material transactions, other events or conditions in the financial statements. These amendments are effective for annual periods beginning on or after January 1, 2023, and early application is permitted.

The Bank applied this amendment for the annual consolidated financial statements and disclosures beginning on or after January 1, 2023. For further information, see section D. Material Accounting Policies in this note.

Amendments to IAS 12 Income Taxes. Deferred Tax related to Assets and Liabilities arising from a Single Transaction: In May 2021, the Board issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

This amendment is effective for annual periods beginning on or after January 1, 2023, and early application is permitted.

This amendment was assessed by Management without evidencing an impact on the Bank's consolidated financial statements and disclosures because no exemptions are currently applied for the recognition of deferred taxes arising from a single transaction.

Amendments to IAS 12 Income Taxes - International Tax Reform—Pillar Two Model Rules: In May 2023, the IASB amended IAS 12 Income Taxes to give companies temporary relief from accounting for deferred taxes arising from the Organisation for Economic Co-operation and Development’s (“OECD”) international tax reform.

The OECD published the Pillar Two model rules in December 2021 to ensure that large multinational companies would be subject to a minimum 15.00% tax rate. More than 135 countries and jurisdictions representing more than 90.00% of global GDP have agreed to the Pillar Two model rules.

The amendments introduce:

-	A temporary exception—to the accounting for deferred taxes arising from jurisdictions implementing the global tax rules. This will help to ensure consistency in the financial statements while easing into the implementation of the rules; and
-	Targeted disclosure requirements—to help investors better understand a company’s exposure to income taxes arising from the reform, particularly before legislation implementing the rules is in effect.

Companies can benefit from the temporary exception immediately but are required to provide the disclosures for annual reporting periods beginning on or after January 1, 2023.

This amendment has been assessed by Management with no evidence of an impact on the Bank's consolidated financial statements and disclosures, due the OECD’s Pillar Two model rules has not yet been implemented in Colombia and in the countries in which the Bank has a presence.

New Standard IFRS 17 Insurance Contracts and amendments to IFRS 17: IFRS 17, issued in May 2017 to replace IFRS 4 Insurance Contracts, applies to insurance contracts, including reinsurance contracts, issued by an entity with specified exceptions; reinsurance contracts held by an entity; and investment contracts with discretionary participation features issued by an entity that issues insurance contracts.

The new rules will affect the financial statements and key performance indicators of all entities that issue insurance contracts or investment contracts with discretionary participation features.

Targeted amendments made in July 2020 aimed to ease the implementation of the standard by reducing implementation costs and making it easier for entities to explain the results from applying IFRS 17 to investors and others. The amendments also deferred the application date of IFRS 17 to 1 January 2023.

Further amendments made in December 2021 added a transition option that permits an entity to apply an optional classification overlay in the comparative period(s) presented on initial application of IFRS 17. The classification overlay applies to all financial assets, including those held in respect of activities not connected to contracts within the scope of IFRS 17. It allows those assets to be classified in the comparative period(s) in a way that aligns with how the entity expects those assets to be classified on initial application of IFRS 9. The classification can be applied on an instrument-by-instrument basis.

This standard is effective for annual periods beginning on or after January 1, 2023, and early application is permitted for entities that apply IFRS 9 Financial Instruments before the date of initial application of IFRS 17.

The Bank applied this amendment for the annual consolidated financial statements and disclosures beginning on or after January 1, 2023. For further information, see Note 32. Impacts on application of new standards.

b)Recently issued accounting pronouncements applicable in future periods

Amendments to IAS 1 Presentation of Financial Statements: On January 23, 2020, the IASB issued amendments to IAS 1 to clarify the requirements for classifying liabilities as current or non-current. More specifically:

- The amendments specify that the conditions which exist at the end of the reporting period of an obligation are those which will be used to determine if a right to defer settlement of a liability exists.

- Management expectations about events after the balance sheet date, for example on whether a covenant will be breached, or whether early settlement will take place, are not relevant.

- The amendments clarify the situations that are considered settlement of a liability.

Additionally, on October 30, 2022, the IASB issued an amendment to IAS 1 to improve the disclosures an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants, and how this impacts the classification of that liability as current or non-current.

The amendments to IAS 1 are required to be applied for annual periods beginning on or after January 1, 2024. The amendments must be applied retrospectively, in accordance with IAS 8. Early application is permitted.

Management concluded that this amendment has no impact on the preparation of the consolidated financial statements, because the Bank presents the consolidated statement of financial position ordered by liquidity, according to the business nature.

Amendments to IFRS 16 Leases- Lease liability in a sale and leaseback: In September 2022, the Board amended IFRS 16 to add subsequent measurement requirements for sale and leaseback transactions that meet the requirements of IFRS 15 to be accounted as a sale. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a subsequent lease such that it does not recognize any amount of gain or loss that relates to the right-of-use that it retains.

This amendment is effective for annual periods beginning on or after January 1, 2024, and early application is permitted.

This amendment has been assessed by Management with no evidence of an impact on the Bank's consolidated financial statements and disclosures, due the new requirements are in line with what the Bank has applied and disclosed.

NOTE 3. OPERATING SEGMENTS

Operating segments are defined as components of an entity about which separate financial information is available and that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and assessing performance; the CODM is comprised of the Bank’s President (CEO) and Financial Vicepresident (CFO). The segment information has been prepared following the Bank’s accounting policies and has been presented consistently with the internal reports provided to the CODM.

The CODM uses a variety of information and key financial data on a segment basis to assess the performance and make decisions regarding the investment and allocation of resources, such as:

●	Net interest margin (Net margin on financial instruments divided by average interest-earning assets).
●	Return on average total assets (Net income divided by average total assets).
●	Return on average stockholders’ equity.
●	Efficiency ratio (Operating expenses as a percentage of interest, fees, services and other operating income).
●	Asset quality and loan coverage ratios.

The Bank has the following segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment Banking, Brokerage, International Banking and All other segments. The factors used to identify the Bank’s reportable segments are the nature of the products and services provided by the subsidiaries and the geographical locations where the subsidiaries are domiciled, in line with the CODM’s operating decisions related to the results of each segment.

The Bank’s operating segments are comprised as follows:

•Banking Colombia

This segment provides retail and corporate banking products and services to individuals, companies and national and local governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value added and long-term relationships. In order to offer specialized services to individuals toguarantee quality service and promote business growth and country development.

In order to offer specialized services to individuals, small and medium-sized enterprises (SMEs) and large companies, the individual sales force classifies its target customers as: Personal, Plus and Corporate. The Bank´s corporate and government sales force targets and specializes in companies with more than COP 100,000 million in revenue in twelve economic sectors: agribusiness, commerce, manufacturing of supplies and materials, consumer goods, financial services, health, education, construction, government, infrastructure, real estate, and natural resources.

On December 14 of 2021, the Parent Company´s Board of Directors authorized the legal separation of the Nequi business, the digital platform of the Bank. The Financial Superintendence of Colombia (Superintendencia Financiera de Colombia) through Resolution 0843 of July 6, 2022, later modified by the Resolution 0955 of July 27, 2022, authorized the establishment of Nequi S.A. Compañía de Financiamiento. The legal separation resulted in the creation and commercial registration of a new corporation through which Nequi will operate as a 100% digital credit establishment. Nequi must obtain an authorization certificate or operating permit, accredited by the Financial Superintendence of Colombia in order to operate. For further information, see Note 1. Reporting Entity.

This segment is responsible for managing the Bank operations with its own portfolio, liquidity and distribution of treasury products and services to its customers in Colombia.

•Banking Panama

This segment provides retail and commercial banking products and services to individuals and companies in Panama and includes all the operations of Banistmo S.A. and its subsidiaries, which are managed and monitored by the CODM on a consolidated basis. Banking Panama also includes operations of the following operational stage subsidiaries: Banistmo Investment Corporation S.A., Leasing Banistmo S.A. y Valores Banistmo S.A.; and of the following non-operational subsidiaries: Banistmo Panamá Fondo de Inversión S.A., Banistmo Capital Markets Group Inc., Anavi Investment Corporation S.A., Desarrollo de Oriente S.A., Steens Enterprises S.A. and Ordway Holdings S.A.

This segment is also responsible for the management of Banistmo’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Panama.

•Banking El Salvador

This segment provides retail and commercial banking products and services to individuals, companies and national and local governments in El Salvador through Banco Agrícola S.A. Banking El Salvador also includes operations of the following subsidiaries: Banagrícola S.A, Inversiones Financieras Banco Agrícola S.A. IFBA, Bagrícola Costa Rica S.A., Gestora de Fondos de Inversión Banagricola, S.A, Valores Banagrícola S.A. de C.V., Credibac S.A. de C.V. and Arrendadora Financiera S.A. Arfinsa.

This segment is also responsible for the management of Banco Agrícola’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in El Salvador.

•Banking Guatemala

This segment provides retail and commercial banking and insurance products and services to individuals, companies and national and local governments in Guatemala through Banco Agromercantil de Guatemala S.A., Banking Guatemala also includes operations of the following subsidiaries: Seguros Agromercantil S.A., Financiera Agromercantil S.A., Agrovalores S.A., Arrendadora Agromercantil S.A., Asistencia y Ajustes S.A., Serproba S.A., Servicios de Formalización S.A., Conserjería, Mantenimiento y Mensajería S.A.(company in liquidation), New Alma Enterprises LTD. On June 29, 2023, Agencia de Seguros y Fianzas Agromercantil S.A.S. was wound up. The Mercom Bank Ltd is in the process of gradually winding down its operations. For further information, see Note 1. Reporting Entity.

This segment is also responsible for the management of Banco Agromercantil’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Guatemala.

•Trust

This segment provides trust and asset management services to clients in Colombia through Fiduciaria Bancolombia S.A. Sociedad Fiduciaria.

The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services and corporate trust.

•Investment banking

This segment provides corporate and project financial advisory services, underwriting, capital markets services and private equity management through Banca de Inversión Bancolombia S.A. Corporación Financiera. Its customers include private and publicly-held corporations as well as government institutions.

•Brokerage

This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia S.A. Comisionista de Bolsa. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

This segments also includes the operations of Bancolombia Capital Holdings USA LLC, Bancolombia Capital LLC and Bancolombia Capital Advisers LLC, to provide broker-dealer and investment advisor services in the United States. For further information, see Note 1. Reporting entity.

•International Banking

This segment provides a complete line of international banking services to Colombian and foreign customers through Bancolombia Panamá S.A., Bancolombia Cayman S.A. (company in liquidation), and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, leases financing and financing for industrial projects, as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

The Board of Directors of Bancolombia Panamá (Parent Company of Bancolombia Cayman), decided to wind down the business and operations of its subsidiary in Cayman. For further information, see Note 1. Reporting entity.

•All other segments

This segment provides financial and operating lease activities, including leasing services to clients in Colombia. Bancolombia offers these services mainly through the following Subsidiaries: Renting Colombia S.A.S. and Transportempo S.A.S. (company in liquidation). Additionally, through the FCP Fondo Inmobiliario Colombia, the Bank provides real estate service.

This segment also includes results from the operations of investment vehicles of the Bank: Valores Simesa S.A., Negocios Digitales Colombia S.A.S., Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa and the technology services company Wompi S.A.S.

From 2022, this segment includes the operations developed by the trusts P.A. FAI CALLE 77, P.A. Nomad Salitre and P.A. Mercurio, from 2023 it includes P.A. Nomad Central, P.A. Calle 84 (2) and P.A. Calle 84 (3).

In addition, includes Wenia LTD, a company formed by the subsidiary, Sistemas de Inversiones y Negocios S.A. SINESA, in Bermuda. The company is a corporate vehicle for the creation and implementation of operating systems and software applications. Additionally, it includes Wenia S.A.S. which since December 2023 began to consolidate the Wenia P.A. For further information, see Note 1. Reporting Entity.

In accordance with IFRS 8, the figures reported in "all other segments" combine the information on operating segments that did not meet the quantitative thresholds defined by this same standard, i.e., the absolute individual amount of their reported results is, in absolute terms, less than 10 percent of the combined results of all segments and their assets represent less than 10 percent of the combined assets of all operating segments of the Bank.

Financial performance by operating segment:

The CODM reviews the performance of the Bank using the following financial information by operating segment:

	For the year ended December 31, 2023
	Banking	Banking	Banking El	Banking		Investment		International	All other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	segments
In millions of COP
Total interest and valuation on financial instruments	29,230,060	2,826,559	1,773,140	1,795,543	47	6	45,875	1,112,171	262,758	37,046,159
Interest income on loans and financial leases	28,366,678	2,415,234	1,524,765	1,726,821	47	-	5,076	940,091	262,075	35,240,787
Total debt investments	937,090	301,167	236,350	60,534	-	6	36,538	85,091	683	1,657,459
Derivatives	(167,887)	817	11,187	-	-	-	(1,747)	(188)	-	(157,818)
Total liquidity operations	94,179	109,341	838	8,188	-	-	6,008	87,177	-	305,731
Interest expenses	(13,464,980)	(1,238,112)	(464,851)	(731,886)	(179)	(1)	(222)	(596,039)	(172,025)	(16,668,295)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	15,765,080	1,588,447	1,308,289	1,063,657	(132)	5	45,653	516,132	90,733	20,377,864
Total credit impairment charges, net	(6,480,377)	(270,501)	(154,938)	(499,368)	(2,893)	(380)	106	4,164	(57,399)	(7,461,586)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	9,284,703	1,317,946	1,153,351	564,289	(3,025)	(375)	45,759	520,296	33,334	12,916,278
(Expenses) Revenues from transactions the operating segments of the Bank	(187,467)	(34,105)	(17,844)	(76,054)	(16,518)	13,949	68,617	415,508	(166,086)	-
Fees and commissions income(1)	5,252,099	532,930	479,568	223,200	361,965	55,917	103,985	47,228	23,986	7,080,878
Fees and commissions expenses	(2,522,927)	(258,897)	(188,972)	(89,405)	(4,244)	(238)	(8,645)	(11,042)	(12,910)	(3,097,280)
Total fees and commissions, net	2,729,172	274,033	290,596	133,795	357,721	55,679	95,340	36,186	11,076	3,983,598
Other operating income (Expenses)	1,575,845	36,939	51,656	130,757	14,107	(1,011)	4,737	16,794	2,149,826	3,979,650
Dividends and net income on equity investments	17,613	13,498	10,982	1,827	33,275	(98,512)	6,416	37	225,049	210,185
Total operating income, net	13,419,866	1,608,311	1,488,741	754,614	385,560	(30,270)	220,869	988,821	2,253,199	21,089,711
Operating expenses(2)	(8,022,042)	(909,843)	(668,105)	(620,928)	(177,626)	(49,759)	(186,212)	(89,219)	(1,093,592)	(11,817,326)
Impairment, depreciation and amortization	(744,346)	(107,716)	(131,921)	(55,243)	(2,218)	(208)	(2,950)	(4,259)	(75,998)	(1,124,859)
Total operating expenses	(8,766,388)	(1,017,559)	(800,026)	(676,171)	(179,844)	(49,967)	(189,162)	(93,478)	(1,169,590)	(12,942,185)
Profit before income tax	4,653,478	590,752	688,715	78,443	205,716	(80,237)	31,707	895,343	1,083,609	8,147,526
(1)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

	For the year ended December 31, 2022
	Banking	Banking	Banking El	Banking		Investment		International	All other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	segments
In millions of COP
Total interest and valuation on financial instruments	20,727,335	2,364,820	1,527,860	1,537,801	72	4	12,996	512,417	113,642	26,796,947
Interest income on loans and financial leases	19,263,960	2,154,151	1,293,556	1,509,143	72	-	511	446,028	116,072	24,783,493
Total debt investments	1,361,299	161,974	170,423	27,089	-	4	20,024	48,722	(2,447)	1,787,088
Derivatives	108,255	(1,026)	63,494	-	-	-	658	-	-	171,381
Total liquidity operations	(6,179)	49,721	387	1,569	-	-	(8,197)	17,667	17	54,985
Interest expenses	(6,333,834)	(910,937)	(297,839)	(528,459)	(150)	(4)	(104)	(271,280)	(99,863)	(8,442,470)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	14,393,501	1,453,883	1,230,021	1,009,342	(78)	-	12,892	241,137	13,779	18,354,477
Total credit impairment charges, net	(2,971,599)	(545,012)	(102,710)	(168,834)	(796)	(924)	3,133	25,029	(29,984)	(3,791,697)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	11,421,902	908,871	1,127,311	840,508	(874)	(924)	16,025	266,166	(16,205)	14,562,780
Revenues (Expenses) from transactions the operating segments of the Bank	(32,163)	(25,022)	(7,371)	(45,526)	(12,658)	3,404	53,229	212,049	(145,942)	-
Fees and commissions income(1)	4,684,563	446,583	444,177	218,554	318,869	86,232	111,366	42,021	18,161	6,370,526
Fees and commissions expenses	(2,099,585)	(210,004)	(170,563)	(91,424)	(3,668)	(269)	(6,160)	(8,025)	(468)	(2,590,166)
Total fees and commissions, net	2,584,978	236,579	273,614	127,130	315,201	85,963	105,206	33,996	17,693	3,780,360
Other operating income (Expenses)	(72,994)	51,494	19,685	129,403	14,897	671	13,575	9,954	1,886,750	2,053,435
Dividends and net income on equity investments	(8,058)	9,655	5,340	828	2,164	8,760	(4,314)	35	221,444	235,854
Total operating income, net	13,893,665	1,181,577	1,418,579	1,052,343	318,730	97,874	183,721	522,200	1,963,740	20,632,429
Operating expenses(2)	(6,600,686)	(797,091)	(639,748)	(577,497)	(153,377)	(47,997)	(153,317)	(79,814)	(857,541)	(9,907,068)
Impairment, depreciation and amortization	(613,807)	(110,293)	(106,601)	(54,999)	(1,630)	(232)	(1,754)	(2,626)	(88,633)	(980,575)
Total operating expenses	(7,214,493)	(907,384)	(746,349)	(632,496)	(155,007)	(48,229)	(155,071)	(82,440)	(946,174)	(10,887,643)
Profit before income tax	6,679,172	274,193	672,230	419,847	163,723	49,645	28,650	439,760	1,017,566	9,744,786
(1)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

	For the year ended December 31, 2021
	Banking	Banking	Banking El	Banking		Investment		International	All other	Total before	Adjustments for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
In millions of COP
Total interest and valuation on financial instruments	11,498,013	1,963,509	1,193,824	1,178,615	46	-	12,277	251,135	37,898	16,135,317	428	16,135,745
Interest income on loans and financial leases	11,118,035	1,791,476	1,072,718	1,109,804	46	-	28	215,529	36,226	15,343,862	428	15,344,290
Total debt investments	399,517	156,377	105,035	67,772	-	-	12,540	35,739	632	777,612	-	777,612
Derivatives	17,263	1,860	15,345	-	-	-	(832)	1	-	33,637	-	33,637
Total liquidity operations	(36,802)	13,796	726	1,039	-	-	541	(134)	1,040	(19,794)	-	(19,794)
Interest expenses	(2,666,843)	(796,396)	(240,144)	(397,138)	(167)	(7)	(73)	(198,012)	(52,776)	(4,351,556)	-	(4,351,556)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,831,170	1,167,113	953,680	781,477	(121)	(7)	12,204	53,123	(14,878)	11,783,761	428	11,784,189
Total credit impairment charges, net	(2,122,515)	(323,216)	4,271	35,841	(4,595)	(55)	(116)	14,995	(17,836)	(2,413,226)	(7,304)	(2,420,530)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	6,708,655	843,897	957,951	817,318	(4,716)	(62)	12,088	68,118	(32,714)	9,370,535	(6,876)	9,363,659
Revenues (Expenses) from transactions the operating segments of the Bank	18,458	(10,089)	7	(26,324)	(26,584)	3,576	59,995	81,997	(101,036)	-	-	-
Fees and commission income(1)	3,841,472	351,603	359,724	159,908	347,878	79,531	117,282	33,309	3,097	5,293,804	-	5,293,804
Fees and commission expenses	(1,524,691)	(151,906)	(116,600)	(50,144)	(3,881)	(49)	(4,135)	(6,556)	(2,721)	(1,860,683)	-	(1,860,683)
Total fees and commission income, net	2,316,781	199,697	243,124	109,764	343,997	79,482	113,147	26,753	376	3,433,121	-	3,433,121
Other operating income (Expenses)	653,968	19,101	9,712	82,855	12,702	879	(6,075)	11,109	1,238,893	2,023,144	(1,003)	2,022,141
Dividends and net income on equity investments	93,769	4,387	2,760	658	28,201	(232)	2,177	20	196,604	328,344	-	328,344
Total operating income, net	9,791,631	1,056,993	1,213,554	984,271	353,600	83,643	181,332	187,997	1,302,123	15,155,144	(7,879)	15,147,265
Operating expenses(2)	(5,550,033)	(700,226)	(549,782)	(464,199)	(129,923)	(34,905)	(119,265)	(61,191)	(633,171)	(8,242,695)	-	(8,242,695)
Impairment, depreciation and amortization	(529,662)	(104,493)	(81,201)	(102,991)	(1,548)	(206)	(1,896)	(1,993)	(95,773)	(919,763)	(795)	(920,558)
Total operating expenses	(6,079,695)	(804,719)	(630,983)	(567,190)	(131,471)	(35,111)	(121,161)	(63,184)	(728,944)	(9,162,458)	(795)	(9,163,253)
Profit (Loss) before income tax	3,711,936	252,274	582,571	417,081	222,129	48,532	60,171	124,813	573,179	5,992,686	(8,674)	5,984,012
(1)	For further information about income from contracts with customers, see Note 25.3 Fees and commissions.
(2)	Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

The following table presents financial information of the total assets and liabilities by operating segment:

As of December 31, 2023
In millions of COP
											Adjustments
	Banking	Banking	Banking El	Banking		Investment		International	Allother	Total before	for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
Total assets	254,367,378	40,740,495	21,608,586	21,377,205	658,547	1,719,824	351,694	30,199,897	10,224,734	381,248,360	(38,319,551)	342,928,809
Total liabilities	216,200,157	36,315,750	19,220,367	19,469,075	138,171	51,841	121,423	20,734,521	4,874,547	317,125,852	(13,246,772)	303,879,080

As of December 31, 2022
In millions of COP
											Adjustments
	Banking	Banking	Banking El	Banking		Investment		International	Allother	Total before	for	Total after
	Colombia	Panama	Salvador	Guatemala	Trust	banking	Brokerage	Banking	segments	eliminations	consolidation	eliminations
Total assets	247,113,605	52,445,934	26,696,524	26,143,629	603,486	2,116,143	326,047	35,131,458	9,222,529	399,799,355	(46,984,622)	352,814,733
Total liabilities	207,293,246	47,081,613	23,738,984	23,635,997	126,307	80,162	106,115	23,216,118	4,320,836	329,599,378	(16,782,196)	312,817,182

The following table presents financial information of the investments in associates and joint ventures by operating segment:

As of December 31, 2023(1)
	Banking	Banking El		Investment	All other
	Colombia	Salvador	Trust	banking	segments	Total
In millions of COP
Investments in associates and joint ventures	332,862	21,292	285,838	617,982	1,739,629	2,997,603
Equity method	(52,183)	2,730	30,043	4,398	128,127	113,115
(1)	As of December 31, 2023, Banking Panama, Banking Guatemala, Brokerage and International Banking did not have investments in associates and joint ventures.

As of December 31, 2022(1)
	Banking	Banking El		Investment	All other
	Colombia	Salvador	Trust	banking	segments	Total
In millions of COP
Investments in associates and joint ventures	337,024	28,029	256,720	700,936	1,592,924	2,915,633
Equity method	2,588	3,617	22,522	3,857	186,521	219,105
(1)	As of December 31, 2022, Banking Panama, Banking Guatemala, Brokerage and International Banking did not have investments in associates and joint ventures.

For additional information related to investment in associates and joint ventures, see Note 8 Investments in associates and joint ventures.

Information about products and services

The Bank does not report revenues from external customers for each product and service or each group of similar products and services, because the information is not available and the cost to develop it is excessive.

Geographic information

The following summarizes the Bank’s total interest and valuation and long-lived assets attributable to Colombia and other foreign countries based on the country where the Interest and valuation was originated:

	2023		2022		2021
Geographic information	Interest and	Long-lived	Interest and	Long-lived	Interest and	Long-lived
	valuation(1)	assets(2)	valuation(1)	assets(2)	valuation(1)	assets(2)
In millions of COP
Colombia	29,812,448	13,466,457	20,977,845	12,666,847	11,605,829	9,413,340
Panama	4,234,542	877,407	3,023,461	1,042,824	2,251,653	838,278
El Salvador	1,774,165	547,357	1,528,264	636,071	1,194,026	434,212
Guatemala	1,795,597	361,840	1,537,811	445,288	1,178,619	347,084
United States of America	55	4,805	-	7,504	-	-
Bermuda	184	3,434	2	-	-	-
Puerto Rico	149,541	1,297	64,709	2,328	49,662	1,644
Total	37,766,532	15,262,597	27,132,092	14,800,862	16,279,789	11,034,558
Eliminations and adjustment	(720,373)	7,000,343	(335,145)	8,795,011	(144,044)	7,655,610
Total, net	37,046,159	22,262,940	26,796,947	23,595,873	16,135,745	18,690,168
(1)	Includes interest and valuation on financial instruments.
(2)	Includes assets held for sale, premises and equipment, net, investment property, right-of-use assets, goodwill and intangible assets, net.

NOTE 4. CASH AND CASH EQUIVALENTS

For purposes of the consolidated statement of cash flow and the consolidated statement of financial position, the following assets are considered as cash and cash equivalents:

	December 31, 2023	December 31, 2022
In millions of COP
Cash and balances at central bank
Cash	8,830,305	8,854,169
Due from central banks(1)	11,248,230	9,602,209
Due from other private financial entities	7,607,921	5,881,022
Checks on hold	214,004	289,924
Remittances of domestic negotiated checks in transit	74,524	93,844
Total cash and due from banks	27,974,984	24,721,168
Money market transactions
Interbank borrowings	3,983,699	4,050,407
Reverse repurchase agreements and other similar secured loans	7,840,926	2,873,716
Total money market transactions	11,824,625	6,924,123
Total cash and cash equivalents	39,799,609	31,645,291
(1)	According to External Resolution No. 20 of 2020 of Banco de la República, which amends External Resolution No. 5 of 2008 issued by the Colombian Central Bank, the Parent Company must maintain, the equivalent of 8% of the deposits mentioned in Article 1, paragraph (a), and the equivalent of 3.5% of its customer’s deposits with a maturity of less than 18 months (paragraph b), as ordinary reserve, represented in deposits at the Central Bank or as cash in hand. In addition, according to Resolution Number 177 of 2002 issued by the Guatemala Monetary Board, Grupo Agromercantil Holding through its subsidiary Banco Agromercantil de Guatemala must maintain the equivalent of 14.60% of its customer’s deposits daily balances as a legal banking reserve, represented in unrestricted deposits at the Bank of Guatemala. Additionally, circular SBP-DR-0045-2023 dated July 25, 2023, communicates the decision of the Superintendency of Banks of Panama to maintain the percentage established in the General Resolution of the Board of Directors SBP-GJD-0003-2014 dated January 28, 2014, which sets at 30.00% the minimum legal liquidity rate that Panamanian banks must maintain. Finally, in accordance with temporary rule NPBT-11, which is effective from September 27, 2023, to March 26, 2024, Banco Agrícola must maintain an equivalent average daily amount of its deposits and debt instruments in issue as a liquidity reserve between 1.00% and 16.00% represented in unrestricted deposits or debt instruments in issue by El Salvador Central Bank. Once the complete term established, the bank continues with the Technical Norm (NRP-28), issued by the Central Bank, where the Bank must maintain an equivalent amount between 1.00% and 18.00%, which has been in effect since 23 June 2021.

As of December 31, 2023 and 2022, there is restricted cash amounting to COP 1,082,611 and COP 752,099, respectively, included in other assets on the Consolidated Statement of Financial Position, which represents margin deposits pledged as collateral for derivative contracts traded through Colombian clearing houses. See Note 14. Other assets, net.

NOTE 5. FINANCIAL ASSETS INVESTMENTS AND DERIVATIVES

5.1   Financial assets investments

The Bank’s securities portfolios at fair value through profit or loss, other comprehensive income and at amortized cost are listed below, as of December 31, 2023 and 2022:

As of December 31, 2023

	Measurement methodology
Financial assets investments	Fair value through	Fair value through other	Amortized	Total carrying
	profit or loss	comprehensive income, net	cost, net	value, net
In millions of COP
Securities issued by foreign governments	6,274,400	2,437,996	537,831	9,250,227
Securities issued by the Colombian Government	4,725,605	2,725,722	68,624	7,519,951
Corporate bonds	237,234	611,153	2,559,336	3,407,723
Securities issued by government entities	84,990	-	3,129,501	3,214,491
Securities issued by other financial institutions(1)(2)	774,178	373,306	552,790	1,700,274
Total debt instruments	12,096,407	6,148,177	6,848,082	25,092,666
Total equity securities	98,853	444,357		543,210
Total other instruments financial(3)	38,319			38,319
Total financial assets investments				25,674,195
(1)	Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 84,301. For further information on TIPS’ fair value measurement see Note 30. Fair value of assets and liabilities.
(2)	At December 31, the Bank has recognized in the Consolidated Statement of Comprehensive Income COP 93,264 related to debt instruments at fair value through OCI.
(3)	Corresponds to convertible notes or agreements for the future purchase of shares, Simple Agreement for Future Equity “SAFE”, by Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios, S.A. and Banagrícola S.A

As of December 31, 2022

	Measurement methodology
Financial assets investments	Fair value through	Fair value through other	Amortized	Total carrying
	profit or loss	comprehensive income, net	cost, net	value, net
In millions of COP
Securities issued by foreign governments	5,967,856	4,694,369	755,282	11,417,507
Securities issued by the Colombian Government	4,260,230	2,590,622	206,950	7,057,802
Corporate bonds	121,527	123,327	3,680,260	3,925,114
Securities issued by government entities	79,035	-	3,059,550	3,138,585
Securities issued by other financial institutions(1)(2)	610,618	569,357	634,318	1,814,293
Total debt instruments	11,039,266	7,977,675	8,336,360	27,353,301
Total equity securities	102,274	442,394		544,668
Total other instruments financial(3)	42,171			42,171
Total financial assets investments				27,940,140
(1)	Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 91,204. For further information on TIPS’ fair value measurement see Note 30. Fair value of assets and liabilities.
(2)	At December 31, 2022, the Bank has recognized in the Consolidated Statement of Comprehensive Income COP (164,542) related to debt instruments at fair value through OCI.
(3)	Corresponds to convertible notes or agreements for the future purchase of shares, Simple Agreement for Future Equity “SAFE”, by Inversiones CFNS S.A.S. and Sistema de Inversiones y Negocios, S.A. In 2022 were revealed as debt instruments and equity securities.

The following tables set forth the debt instruments portfolio by maturity:

As of December 31, 2023

	Less than 1	Between 1 and 3	Between 3 and 5	Greater than 5
	year	years	years	years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by foreign governments	4,864,121	513,546	283,020	613,713	6,274,400
Securities issued by the Colombian Government	390,307	2,759,392	491,867	1,084,039	4,725,605
Securities issued by other financial institutions	312,749	236,597	89,526	135,306	774,178
Corporate bonds	39,361	40,930	28,624	128,319	237,234
Securities issued by government entities	48,893	33,601	2,496	-	84,990
Subtotal	5,655,431	3,584,066	895,533	1,961,377	12,096,407
Fair value through other comprehensive income
Securities issued by the Colombian Government	2,672,090	53,632	-	-	2,725,722
Securities issued by foreign governments	1,346,171	598,014	355,927	137,884	2,437,996
Corporate bonds	549	-	63,474	547,130	611,153
Securities issued by other financial institutions	149,124	154,659	-	69,523	373,306
Subtotal	4,167,934	806,305	419,401	754,537	6,148,177
Securities at amortized cost
Securities issued by government entities	3,078,744	-	-	50,757	3,129,501
Corporate bonds	229,811	46,925	322,314	1,960,286	2,559,336
Securities issued by other financial institutions	103,414	106,681	46,969	295,726	552,790
Securities issued by foreign governments	188,651	189,744	56,703	102,733	537,831
Securities issued by the Colombian Government	39,046	-	7,350	22,228	68,624
Subtotal	3,639,666	343,350	433,336	2,431,730	6,848,082
Total debt instruments	13,463,031	4,733,721	1,748,270	5,147,644	25,092,666

As of December 31, 2022

	Less than 1	Between 1 and 3	Between 3 and 5	Greater than 5
	year	years	years	years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by foreign governments	5,187,871	100,436	367,120	312,429	5,967,856
Securities issued by the Colombian Government	1,639,518	866,241	472,955	1,281,516	4,260,230
Securities issued by other financial institutions	198,255	287,933	52,592	71,838	610,618
Corporate bonds	46,638	32,989	19,228	22,672	121,527
Securities issued by government entities	23,763	45,921	5,757	3,594	79,035
Subtotal	7,096,045	1,333,520	917,652	1,692,049	11,039,266
Fair value through other comprehensive income
Securities issued by foreign governments	2,930,125	878,199	694,837	191,208	4,694,369
Securities issued by the Colombian Government	2,590,622	-	-	-	2,590,622
Securities issued by other financial institutions	148,925	316,099	-	104,333	569,357
Corporate bonds	-	-	-	123,327	123,327
Subtotal	5,669,672	1,194,298	694,837	418,868	7,977,675
Securities at amortized cost
Corporate bonds	250,583	423,154	755,067	2,251,456	3,680,260
Securities issued by government entities	3,008,521	-	-	51,029	3,059,550
Securities issued by foreign governments	16,676	431,662	116,919	190,025	755,282
Securities issued by other financial institutions	79,800	191,690	48,701	314,127	634,318
Securities issued by the Colombian Government	-	170,314	9,139	27,497	206,950
Subtotal	3,355,580	1,216,820	929,826	2,834,134	8,336,360
Total debt instruments	16,121,297	3,744,638	2,542,315	4,945,051	27,353,301

For further information related to disclosures of the fair value of securities, please see Note 30 Fair value of assets and liabilities.

The Bank has recognized in the consolidated statement of comprehensive income COP 10,898 in 2023, COP 32,072 in 2022 and COP 52,147 in 2021 related to equity securities and trust funds at fair value through OCI. See Consolidated Statement of Comprehensive Income.

Equity securities that are measured at fair value through OCI are considered strategic for the Bank and, thus, there is no intention to sell them in the foreseeable future and that is the main reason for using this presentation alternative.

The following table details the equity instruments designated at fair value through OCI analyzed by listing status:

	Carrying amount
Equity securities	December 31, 2023	December 31, 2022
In millions of COP
Securities at fair value through OCI:
Equity securities listed in Colombia(1)	2	40,878
Equity securities listed in foreign countries(1)	78,787	8,038
Equity securities unlisted:
Telered S.A.	164,981	207,562
Asociación Gremial de Instituciones Financieras Credibanco S.A.	110,786	98,492
Transacciones y Transferencias, S. A.	17,346	16,890
Compañía de Procesamiento de Medios de Pago Guatemala (Bahamas), S. A.	16,333	21,727
Cámara de Riesgo Central de Contraparte de Colombia S.A.	14,998	6,038
Derecho Fiduciario Inmobiliaria Cadenalco	4,449	4,003
Others	36,675	38,766
Total equity securities at fair value through OCI	444,357	442,394
(1)	In November 2023, the integration of the stock exchanges of Colombia, Chile, and Peru was perfected, resulting in the creation of the Regional Stock Holding. As a result of this integration, 5,992,160 shares of the Bolsa de Valores de Colombia S.A. were delisted for COP 56,146, and 3,606,223 shares were recognized in the Regional Stock Holding for COP 78,139, this transaction generated an income in results of COP 21,993, see Note 25.5. Dividends and net income on equity investments. The Bank retains 134 shares that were not included in this transaction, valued at COP

During 2023, 2022 and 2021, no impairment loss was recognized on equity securities. Dividends received from equity investments at fair value through OCI held as of December 31, 2023, 2022 and 2021 amounted to COP 18,464, COP 16,842 and COP 12,665, respectively. See Note 25.5 Dividends and net income on equity investments.

Equity investments do not have a specific maturity date; therefore, they are not included in the maturity detail.

The detail of the securities pledged as collateral as of December 31, 2023 and 2022 is as follows:

As of December 31, 2023

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Securities issued by foreign governments	Up to 3 months	Time deposits	120,477
Securities issued by foreign governments	Between 3 and 6 months	Time deposits	94,582
Securities issued by other financial institutions	Up to 3 months	Time deposits	5,443
Securities issued by other financial institutions	Between 6 and 12 months	Time deposits	2,179
Securities issued by other financial institutions	Greater than 12 months	Time deposits	25,938
Securities issued by other financial institutions	Greater than 12 months	Bonds	6,687
Corporate bonds	Up to 3 months	Bonds	4,570
Subtotal investments pledged as collateral in money market			259,876
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Up to 3 months	TES - Treasury instruments	39,257
Securities issued by the Colombian Government	Between 6 and 12 months	TES - Treasury instruments	7,821
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	1,244,190
Securities issued by foreign governments	Between 3 and 6 months	Foreign issueds	1,875
Subtotal investments pledged as collateral in derivative operations			1,293,143
Total securities pledged as collateral			1,553,019

As of December 31, 2022

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Corporate bonds	Between 3 and 6 months	Bonds	5,101
Securities issued by other financial institutions	Greater than 12 months	Bonds	1,861
Securities issued by other financial institutions	Greater than 12 months	Time deposits	2,171
Securities issued by the Colombian Government	Up to 3 months	TES - Treasury instruments	23,764
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	30,383
Securities issued by foreign governments	Greater than 12 months	Bonds	212,249
Subtotal investments pledged as collateral in money market			275,529
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Up to 3 months	TES - Treasury instruments	320,252
Securities issued by the Colombian Government	Between 3 and 6 months	TES - Treasury instruments	38,083
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	215,250
Subtotal investments pledged as collateral in derivative operations			573,585
Total securities pledged as collateral			849,114

The following table shows the breakdown of the changes in the gross carrying amount of the debt securities at fair value through other comprehensive income and amortized cost, in order to explain their significance to the changes in the loss allowance for the same portfolio as discussed above:

As of December 31, 2023

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Gross carrying amount as at 1 January 2023	15,973,144	340,891	-	16,314,035
Transfer from stage 1 to stage 3(1)	(30,784)	-	30,784	-
Transfer from stage 2 to stage 1(1)	6,627	(6,627)	-	-
Sales and maturities	(9,792,950)	-	-	(9,792,950)
Purchases	7,701,763	-	-	7,701,763
Valuation and payments	84,609	(66,959)	-	17,650
Foreign Exchange	(1,182,067)	(62,172)	-	(1,244,239)
Gross carrying amount as at 31 December 2023	12,760,342	205,133	30,784	12,996,259

(1)Stage transfer in corporate bonds by Banistmo S.A. y Filiales.

As of December 31, 2022

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Total
In millions of COP
Gross carrying amount as at 1 January 2022	13,545,514	227,167	13,772,681
Transfer from stage 1 to stage 2(1)	(23,017)	23,017	-
Transfer from stage 2 to stage 1(2)	129,403	(129,403)	-
Change in measure(3)	(110,061)	-	(110,061)
Sales and maturities	(8,056,827)	(96,382)	(8,153,209)
Purchases	9,814,484	286,278	10,100,762
Valuation and payments	(381,921)	2,979	(378,942)
Foreign Exchange	1,055,569	27,235	1,082,804
Gross carrying amount as at 31 December 2022	15,973,144	340,891	16,314,035
(1)	Stage transfer in corporate bonds by Banistmo S.A. y Filiales and Banagrícola S.A. y Filiales.
(2)	Stage transfer in securities issued by the Guatemalan government and corporate bonds by Bancolombia Panamá S.A. and Bancolombia Puerto Rico Internacional, Inc.
(3)	Mercom Bank Ltd., a Grupo Agromercantil Holding S.A. subsidiary, is in the process of being gradually wound down; the measurement of the portfolio of securities issued by the government of Guatemala was changed from amortized cost to fair value through profit or loss.

The following shows provisions detail for the debt instruments portfolio using the expected credit losses model:

As of December 31, 2023

Concept	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Securities at amortized cost	6,612,165	205,133	30,784	6,848,082
Carrying amount	6,642,104	217,046	44,735	6,903,885
Loss allowance	(29,939)	(11,913)	(13,951)	(55,803)
Securities at fair value through other comprehensive income(1)	6,148,177	-	-	6,148,177
Total debt instruments portfolio measure at fair value through OCI and amortized cost	12,760,342	205,133	30,784	12,996,259
(1)	Loss allowance of investments at fair value through OCI corresponds to COP (5,562) classified in stage 1. The increase in relation to 2022 is due to the acquisition of instruments for COP 3,760.

As of December 31, 2022

Concept	Stage 1	Stage 2	Total
In millions of COP
Securities at amortized cost	7,995,469	340,891	8,336,360
Carrying amount	8,025,350	375,911	8,401,261
Loss allowance	(29,881)	(35,020)	(64,901)
Securities at fair value through other comprehensive income(1)	7,977,675	-	7,977,675
Total debt instruments portfolio measure at fair value through OCI and amortized cost	15,973,144	340,891	16,314,035
(1)	Loss allowance of investments at fair value through OCI corresponds to COP (2,288) classified in stage 1.

The following table sets forth the changes in the allowance for debt instruments measured at amortized cost and fair value through other comprehensive income:

As of December 31, 2023

Concept	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Loss allowance of January 1, 2023	29,881	35,020	-	64,901
Transfer from stage 1 to stage 3(1)	(13,951)	-	13,951	-
Transfer from stage 2 to stage 1(1)	129	(129)	-	-
Sales and maturities	(9,459)	-	-	(9,459)
New debt instruments purchased(2)	10,497	-	-	10,497
Net provisions recognised during the period(3)	19,030	(17,882)	-	1,148
Foreign Exchange(4)	(6,188)	(5,096)	-	(11,284)
Loss allowance of December 31, 2023	29,939	11,913	13,951	55,803

(1)Stage transfer in corporate bonds by Banistmo S.A. y Filiales.

(2)Impairment is mainly in securities issued by government entities and corporate bonds by Bancolombia S.A. and Banistmo S.A. y Filiales.

(3)The increase in stage 1 is mostly due to a higher value of impairment loss in corporate bonds by Banistmo S.A. y Filiales and provision recovery in stage 2 is mostly in securities issued by foreign governments by Banagrícola S.A. y Filiales.

(4)The decrease is due to the variation in the market representative rate during the year 2023.

As of December 31, 2022

Concept	Stage 1	Stage 2	Total
In millions of COP
Loss allowance of January 1, 2022	17,690	6,989	24,679
Transfer from stage 1 to stage 2(1)	(3,808)	3,808	-
Transfer from stage 2 to stage 1(2)	526	(526)	-
Change in measure(3)	(213)	-	(213)
Sales and maturities	(6,097)	(1,170)	(7,267)
New debt instruments purchased(4)	16,104	28,795	44,899
Net provisions recognised during the period	3,482	(4,088)	(606)
Foreign Exchange	2,197	1,212	3,409
Loss allowance of December 31, 2022	29,881	35,020	64,901

(1)Stage transfer in corporate bonds by Banistmo S.A. y Filiales and Banagrícola S.A. y Filiales.

(2)Stage transfer in securities issued by the Guatemalan government and corporate bonds by Bancolombia Panamá S.A. and Bancolombia Puerto Rico Internacional, Inc.

(3)Mercom Bank Ltd., a Grupo Agromercantil Holding S.A. subsidiary, is in the process of being gradually wound down; the measurement of the portfolio of securities issued by the government of Guatemala was changed from amortized cost to fair value through profit or loss.

(4)Impairment is mainly in securities issued by the government of Salvador and corporate bonds.

As of December 31, 2021

Concept	Stage 1	Stage 2	Total
In millions of COP
Loss allowance of January 1, 2021	34,500	4,626	39,126
Transfer from stage 1 to stage 2(1)	(1,670)	1,670	-
Sales and maturities	(6,137)	-	(6,137)
New debt instruments purchased	10,273	-	10,273
Net provisions recognised during the period	(23,809)	(46)	(23,855)
Foreign Exchange	4,533	739	5,272
Loss allowance of December 31, 2021	17,690	6,989	24,679
(1)	Stage transfer in corporate bonds by Banistmo S.A. y Filiales and Bancolombia Panamá S.A.

5.2   Derivative financial instruments

The Bank derivative activities do not give rise to significant open positions in portfolios of derivatives. The Bank enters into derivative transactions to facilitate customer business, for hedging purposes and arbitrage activities, such as forwards, options or swaps where the underlying are exchange rates, interest rates and securities.

A swap agreement is a contract between two parties to exchange cash flows based on specified underlying notional amounts, assets and/or indices. Financial futures and forward settlement contracts are agreements to buy or sell a quantity of a financial instrument (including another derivative financial instrument), index, currency or commodity at a predetermined rate or price during a period or at a date in the future. Futures and option contracts are standardized agreements for future delivery, traded on exchanges that typically act as a platform.

For further information related to the objectives, policies and processes for managing the Bank’s risk, please see Risk Management.

The following table sets forth the carrying values of the Bank’s derivatives by type of risk as of December 31, 2023 and 2022:

Derivatives	December 31, 2023	December 31, 2022
In millions of COP
Forwards
Assets
Foreign exchange contracts	4,381,906	1,573,952
Equity contracts	3,015	5,519
Subtotal assets	4,384,921	1,579,471
Liabilities
Foreign exchange contracts	4,526,353	1,711,644
Equity contracts	10,481	7,203
Subtotal liabilities	4,536,834	1,718,847
Total forwards	(151,913)	(139,376)
Swaps
Assets
Foreign exchange contracts	1,304,337	2,394,832
Interest rate contracts	352,424	865,627
Subtotal assets	1,656,761	3,260,459
Liabilities
Foreign exchange contracts	1,491,086	1,917,397
Interest rate contracts	449,857	1,008,302
Subtotal liabilities	1,940,943	2,925,699
Total swaps	(284,182)	334,760
Options
Assets
Foreign exchange contracts	210,588	121,307
Subtotal assets	210,588	121,307
Liabilities
Foreign exchange contracts	232,587	92,908
Subtotal liabilities	232,587	92,908
Total options	(21,999)	28,399
Derivative assets	6,252,270	4,961,237
Derivative liabilities	6,710,364	4,737,454

The following table sets forth the remaining contractual life of the derivatives portfolio:

As of December 31, 2023

	Forwards	Swaps	Options	Total
In millions of COP
Assets	4,384,921	1,656,761	210,588	6,252,270
Less than 1 year	4,235,981	642,305	135,559	5,013,845
Between 1 and 3 years	147,826	517,314	75,029	740,169
Greater than 3 years	1,114	497,142	-	498,256
Liabilities	4,536,834	1,940,943	232,587	6,710,364
Less than 1 year	4,419,918	419,251	152,285	4,991,454
Between 1 and 3 years	116,916	979,130	80,302	1,176,348
Greater than 3 years	-	542,562	-	542,562

As of December 31, 2022

	Forwards	Swaps	Options	Total
In millions of COP
Assets	1,579,471	3,260,459	121,307	4,961,237
Less than 1 year	1,432,022	860,281	108,319	2,400,622
Between 1 and 3 years	147,449	1,241,252	12,988	1,401,689
Greater than 3 years	-	1,158,926	-	1,158,926
Liabilities	1,718,847	2,925,699	92,908	4,737,454
Less than 1 year	1,642,706	501,368	80,854	2,224,928
Between 1 and 3 years	76,141	1,092,480	12,054	1,180,675
Greater than 3 years	-	1,331,851	-	1,331,851

Collateral for derivatives

The table below presents the collateral amounts posted under derivatives contracts as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
In millions of COP
Collateral granted	2,326,977	1,143,266
Collateral received	795,628	655,176

Day one gains or (losses)

If an asset has been acquired or a liability has been assumed in a market transaction, it could be assumed that the transaction price is the fair value of the asset or liability. However, the fair value of the financial asset or liability at the time of initial recognition may be different from the transaction price, because the fair value includes variables in its valuation technique that include market information, such as interest rate yield curves, currencies rates, indicators, default factors among others. When the values are not equal, the asset or liability must be measured at fair value and the difference between the transaction price and the fair value must be recognized as follows:

●	If fair value is evidenced by Level 1 inputs or is based on a valuation technique that uses only observable market data, the Group must recognize the difference as a gain or loss on initial recognition directly in the income statement.

●	In all other circumstances, the entire day 1 gain or loss is deferred and is recognized in the income statement over the life of the transaction.

The table below presents the unrecognised gains or (losses) for derivatives trading at the initial moment, due to use of valuation techniques for which not all inputs were observable market data:

As of December 31, 2023

	Forward	Swaps	Options	Total
In millions of COP
Balance at January 1, 2023	61,724	16,580	39,714	118,018
New trades	1,159,069	(26,905)	195,456	1,327,620
Amortization	(1,176,173)	4,166	(148,299)	(1,320,306)
Sale or transfer	(8,331)	(7,471)	(23,803)	(39,605)
Balance at December 31, 2023	36,289	(13,630)	63,068	85,727

As of December 31, 2022

	Forward	Swaps	Opciones	Total
In millions of COP
Balance at January 1, 2022	16,918	27,894	26,675	71,487
New trades	315,395	11,937	164,460	491,792
Amortization	(265,268)	(18,723)	(113,705)	(397,696)
Sale or transfer	(5,321)	(4,528)	(37,716)	(47,565)
Balance at December 31, 2022	61,724	16,580	39,714	118,018

Hedges of a net asset in a foreign operation

The Bank has designated debt instruments in issue and financing with correspondent banks for USD 1,592,034 in 2023 and USD 2,060,000 in 2022 as hedge accounting for an equivalent amount of the net assets of its investment in Banistmo. The purpose of this operation is to protect the Bank from the foreign exchange rate risk (USD/COP) of a portion of the net assets in the subsidiary Banistmo S.A., a company domicilied in Panama, which has a different functional currency from that of the Group. In August 2023 and December 2022, the Bank discontinued USD 467,966 and USD 140,000 from the hedging relationship, respectively.

The following is the detail of the hedging instruments of the net foreign investment:

As of December 31, 2023

Debt securities issued designated as a hedging instrument
In thousands of USD
				Designated capital as
Opening date	Expiration date	Rate	Principal balance	a hedged instrument
18/10/2017	18/10/2027	7.03%	750,000	360,000
18/12/2019	18/12/2029	4.68%	436,516	436,516
18/12/2019	18/12/2029	4.68%	85,710	85,710
18/12/2019	18/12/2029	4.68%	27,774	27,774
29/01/2020	29/01/2025	3.02%	482,034	482,034
Total debt securities issued			1,782,034	1,392,034
Financing with Correspondent Banks designated as a hedging instrument
31/03/2022	17/03/2025	6.06%	150,000	150,000
7/09/2022	5/09/2025	6.36%	50,000	50,000
Total financing with Correspondent Banks			200,000	200,000
Total			1,982,034	1,592,034

As of December 31, 2022

Debt securities issued designated as a hedging instrument
In thousands of USD
				Designated capital as
Opening date	Expiration date	Rate	Principal balance	a hedged instrument
18/10/2017	18/10/2027	7.03%	750,000	360,000
18/12/2019	18/12/2029	4.68%	436,516	436,516
18/12/2019	18/12/2029	4.68%	85,710	85,710
18/12/2019	18/12/2029	4.68%	27,774	27,774
29/01/2020	29/01/2025	3.02%	598,032	598,032
29/01/2020	29/01/2025	3.02%	351,968	351,968
Total debt securities issued			2,250,000	1,860,000
Financing with Correspondent Banks designated as a hedging instrument

31/03/2022	17/03/2025	6.06%	150,000	150,000
7/09/2022	5/09/2025	6.36%	50,000	50,000
Total financing with Correspondent Banks			200,000	200,000
Total			2,450,000	2,060,000

Measurement of effectiveness and ineffectiveness

A hedge is considered effective if, at the beginning of the period and subsequent periods, changes in fair value or cash flows attributable to the hedge risk during the period for which the hedge has been designated.

The Bank has documented the effectiveness tests of the hedge.The hedge is considered effective, since the critical terms and risks of the obligations that serve as a hedging instrument are identical to those of the primary hedged position. Hedged effectiveness is measured on a before income tax.

Gains or losses on the conversion of Banistmo’s financial statements are recognized in Consolidated Statements of Comprehensive Income. Consequently, the exchange difference related to the conversion of debt securities issued and financing with Correspondent banks is recognized directly in OCI, as a result of the revaluation of the peso against the dollar, the adjustment recognized in Consolidated Statements of Comprehensive Income amounted to COP 1,948,833, COP (1,833,087) and COP (1,207,052), for the years ended at December 31, 2023, 2022 and 2021, respectively.

For further information see note 17. Borrowings from other financial institusions, note 18. Debt instruments in issue and Consolidated Statement of Comprehensive Income.

Offsetting of derivatives

The Bank enters into International Swaps and Derivatives Association (ISDA) master netting agreements or similar agreements with substantially all of the Bank’s derivative counterparties. Where legally enforceable, and depending on the Bank’s intention, these master netting agreements give the Bank, in the event of default by the counterparty, the right to liquidate securities and cash equivalents held as collateral and to offset receivables and payables with the same counterparty.

The table below presents derivative instruments subject to enforceable master netting agreements and other similar agreements but not offset in the statement of financial position as of December 31, 2023 and 2022 by derivative and by risk:

As of December 31, 2023

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Forwards	4,381,906	4,526,353
Swaps	1,304,337	1,491,086
Options	210,588	232,587
Interest rate contracts
Swaps	352,424	449,857
Equity contracts
Forwards	3,015	10,481
Gross derivative assets/liabilities	6,252,270	6,710,364
Offseting of derivates	-	-
Derivative financial instruments in statement of financial position	6,252,270	6,710,364
Master netting agreements	(6,215,727)	(5,548,746)
Collateral received/paid	(36,543)	(1,161,618)
Total derivative financial instruments assetss/ liabilities before collateral and Master netting agreements	-	-

As of December 31, 2022

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Forwards	1,573,952	1,711,644
Swaps	2,394,832	1,917,397
Options	121,307	92,908
Interest rate contracts
Swaps	865,627	1,008,302
Equity contracts
Forwards	5,519	7,203
Gross derivative assets/liabilities	4,961,237	4,737,454
Offseting of derivates	-	-
Derivative financial instruments in statement of financial position	4,961,237	4,737,454
Master netting agreements	(4,369,178)	(4,578,461)
Collateral received/paid	(592,059)	(158,993)
Total derivative financial instruments assetss/ liabilities before collateral and Master netting agreements	-	-

For further information about offsetting of other financial assets and liabilities see Note 16. Interbank deposits and repurchase agreements and other similar secured borrowing.

NOTE 6. LOANS AND ADVANCES TO CUSTOMERS, NET

Loans and financial leasing operating portfolio

The following is the composition of the loans and financial leasing operations portfolio, net as of December 31, 2023 and 2022:

Composition	December 31, 2023	December 31, 2022
In millions of COP
Commercial	134,687,396	143,537,853
Consumer	54,591,769	59,588,721
Mortgage	36,250,408	37,371,373
Financial Leases(1)	27,277,057	28,097,716
Small Business Loans	1,145,017	1,328,076
Total gross loans and advances to customers(2)	253,951,647	269,923,739
Total allowance	(16,223,103)	(15,479,640)
Total Net loans and advances to customers	237,728,544	254,444,099
(1)	See note 7.1 Lessor.
(2)	The operations in Colombia and Banistmo in Panama contributed to the portfolio contraction. In addition, in 2023 the Colombian peso revalued 20.54% against the US dollar.

Allowance for loans losses

The following table sets forth the changes in the allowance for loans and advances and lease losses as of December 31, 2023, 2022 and 2021:

As of December 31, 2023

					Small
Concept	Commercial	Consumer	Mortgage	Financial	business	Total
				Leases	loans
In millions of COP
Balance at beginning of period January 1, 2023	7,270,305	6,047,135	1,024,091	1,013,074	125,035	15,479,640
Loan sales(1)	(829,547)	-	-	-	-	(829,547)
Recovery of charged - off loans	93,251	548,655	64,573	61,749	2,706	770,934
Credit impairment charges on loans, advances and financial leases, net	756,174	6,313,453	104,417	167,904	119,531	7,461,479
Adjusted stage 3(2)	427,283	509,668	33,465	67,288	11,201	1,048,905
Charges-off	(970,685)	(5,261,966)	(128,532)	(277,904)	(81,276)	(6,720,363)
Translation adjustment	(456,515)	(439,907)	(74,808)	(7,536)	(9,179)	(987,945)
Balance at December 31, 2023	6,290,266	7,717,038	1,023,206	1,024,575	168,018	16,223,103
(1)	Corresponds to the release of loan allowances related to portfolio sales.
(2)	Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.

The charges-off still subject to enforcement activity.

As of December 31, 2022

					Small
Concept	Commercial	Consumer	Mortgage	Financial	business	Total
				Leases	loans
In millions of COP
Balance at beginning of period January 1, 2022	7,813,023	5,305,267	1,061,058	1,521,067	164,067	15,864,482
Loan sales(1)	(225,226)	-	-	-	-	(225,226)
Recovery of charged - off loans	188,018	385,011	28,690	72,056	1,191	674,966
Credit impairment charges on loans, advances and financial leases, net	502,577	3,447,515	183,436	(461,665)	49,490	3,721,353
Adjusted stage 3(2)	323,196	279,843	38,769	48,836	11,989	702,633
Charges-off	(1,742,895)	(3,788,517)	(345,991)	(176,407)	(111,092)	(6,164,902)
Translation adjustment	411,612	418,016	58,129	9,187	9,390	906,334
Balance at December 31, 2022	7,270,305	6,047,135	1,024,091	1,013,074	125,035	15,479,640
(1)	Corresponds to the release of loan allowances related to portfolio sales.
(2)	Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.

The charges-off still subject to enforcement activity.

As of December 31, 2021

					Small
Concept	Commercial	Consumer	Mortgage	Financial	business	Total
				Leases	loans
In millions of COP
Balance at beginning of period January 1, 2021	7,673,720	5,753,430	992,515	1,996,033	200,345	16,616,043
Loan sales(1)	(27,817)	-	-	-	-	(27,817)
Recovery of charged - off loans	125,208	349,125	26,660	61,303	3,140	565,436
Credit impairment charges on loans, advances and financial leases, net	198,619	2,268,595	68,809	(34,678)	19,833	2,521,178
Adjusted stage 3(2)	216,330	288,214	49,893	40,747	12,550	607,734
Charges-off	(674,248)	(3,618,009)	(110,408)	(554,701)	(79,065)	(5,036,431)
Translation adjustment	301,211	263,912	33,589	12,363	7,264	618,339
Balance at December 31, 2021	7,813,023	5,305,267	1,061,058	1,521,067	164,067	15,864,482
(1)	Corresponds to the release of loan allowances related to portfolio sales.
(2)	Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.

The charges-off still subject to enforcement activity.

The following table presents information about the nature and effects of changes in the contractual cash flows of the loan portfolio that did not result in derecognition and the effect of these changes on the measurement of expected credit losses.

Changes in the contractual cash flows of the loan portfolio that did not result in derecognition
In millions of COP
	2023	2022
Loan portfolio modified during the period
Amortized cost before modification	7,566,692	5,524,962
Net gain or loss on changes	(182,023)	(78,790)

Loan portfolio modified since initial recognition
Gross carrying value of the previously modified loan portfolio for which the allowance for losses has been changed from the asset's life to the expected credit losses for 12 months.	393,789	164,423

Impact of movements in the value of the portfolio and loss allowance by Stage

Variation December 2023 vs December 2022

Stage 1 (12-month expected credit losses)

Stage 1 exposure decreased by COP 14,397,167 and the loss allowance increased by COP 820,111. The decrease in the portfolio at this stage is mainly due to the restatement of the dollar loans into colombian pesos due to a lower in the market representative rate and a slow disbursement dynamic of the consumer portfolio compared to the previous period. The increase in the loss allowance is due to the impact of a less favorable economic outlook, where there is lower economic growth and a high trend of interest rates throughout the year.

Stage 2 (Lifetime expected credit losses)

The exposure in Stage 2 decreased by COP 2,613,778 and the loss allowance decreased by COP 608,427. The decrease in exposure is due to the migration of loans with delinquency over 90 days to Stage 3, and the level of new overdue portfolio being lower than the previous period. The decrease of loss allowance is in accordance with the decrease in exposure.

Stage 3 (Lifetime expected credit losses)

The exposure in Stage 3 increased by COP 1,038,853, and the loss allowance increased by COP 531,779. The variation in exposure and loss allowance in this Stage is mainly due to clients of the consumer portfolio reaching a delinquency height over 90 days and the impairment of significant clients from the construction sector.

The following explains the significant changes in the loans and the allowance for loan losses by category during the periods ended on December 31, 2023 and 2022 as a result of applying the expected credit loss model according to IFRS 9:

As of December 31, 2023

Commercial

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2023	126,530,862	(665,259)	8,062,435	(751,728)	8,944,556	(5,853,318)	143,537,853	(7,270,305)
Transfers of financial instruments:	(1,248,210)	(73,788)	(565,802)	157,677	1,814,012	(83,889)	-	-
Transfers from stage 1 to stage 2	(1,286,292)	24,362	1,286,292	(24,362)	-	-	-	-
Transfers from stage 1 to stage 3	(900,645)	26,071	-	-	900,645	(26,071)	-	-
Transfers from stage 2 to stage 1	931,660	(118,403)	(931,660)	118,403	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(1,081,128)	139,257	1,081,128	(139,257)	-	-
Transfers from stage 3 to stage 1	7,067	(5,818)	-	-	(7,067)	5,818	-	-
Transfers from stage 3 to stage 2	-	-	160,694	(75,621)	(160,694)	75,621	-	-
Remeasurement arising from transfer of stage	(172,134)	98,684	(190,275)	(7,563)	(153,574)	(1,140,608)	(515,983)	(1,049,487)
Remeasurement from remaining in the stage	(10,087,837)	69,038	(444,057)	97,791	(135,588)	(159,438)	(10,667,482)	7,391
Remeasurement due to changes in economics factors	-	(14,781)	-	(19,968)	-	7,515	-	(27,234)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	19,001	-	53,533	-	25,299	-	97,833
New financial assets purchased/originated(1)	60,154,305	(302,169)	1,192,219	(143,442)	1,296,765	(725,298)	62,643,289	(1,170,909)
Financial assets that have been derecognized	(45,206,464)	181,931	(1,519,892)	121,596	(1,715,530)	1,391,718	(48,441,886)	1,695,245
Charges-off	(19,285)	973	(81,528)	17,475	(869,872)	952,237	(970,685)	970,685

Foreign Exchange and other movements	(9,177,310)	48,275	(999,563)	49,159	(720,837)	359,081	(10,897,710)	456,515
Balance at December 31, 2023	120,773,927	(638,095)	5,453,537	(425,470)	8,459,932	(5,226,701)	134,687,396	(6,290,266)
(1)	Includes financial assets purchased, originated and restructured.

Consumer

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2023	51,510,943	(1,823,841)	5,288,921	(1,868,882)	2,788,857	(2,354,412)	59,588,721	(6,047,135)
Transfers of financial instruments:	(2,366,645)	(213,509)	299,377	313,735	2,067,268	(100,226)	-	-
Transfers from stage 1 to stage 2	(1,890,263)	116,262	1,890,263	(116,262)	-	-	-	-
Transfers from stage 1 to stage 3	(1,805,932)	124,706	-	-	1,805,932	(124,706)	-	-
Transfers from stage 2 to stage 1	1,252,391	(381,036)	(1,252,391)	381,036	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(547,962)	230,723	547,962	(230,723)	-	-
Transfers from stage 3 to stage 1	77,159	(73,441)	-	-	(77,159)	73,441	-	-
Transfers from stage 3 to stage 2	-	-	209,467	(181,762)	(209,467)	181,762	-	-
Remeasurement arising from transfer of stage	(176,080)	281,499	(103,802)	(541,174)	990,976	(4,445,663)	711,094	(4,705,338)
Remeasurement from remaining in the stage	(4,024,103)	(79,073)	(162,497)	(79,505)	278,004	(493,421)	(3,908,596)	(651,999)
Remeasurement due to changes in economics factors	-	(242,317)	-	(32,244)	-	989	-	(273,572)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	(423,782)	-	252,110	-	19,805	-	(151,867)
New financial assets purchased/originated(1)	15,350,895	(866,684)	1,429,142	(584,910)	1,275,594	(1,053,814)	18,055,631	(2,505,408)
Financial assets that have been derecognized	(9,643,264)	349,930	(858,742)	315,991	(294,422)	250,487	(10,796,428)	916,408
Charges-off	(1,299,715)	231,387	(1,129,877)	542,312	(2,832,374)	4,488,267	(5,261,966)	5,261,966
Foreign Exchange and other movements	(3,291,416)	114,156	(355,455)	98,062	(149,816)	227,689	(3,796,687)	439,907
Balance at December 31, 2023	46,060,615	(2,672,234)	4,407,067	(1,584,505)	4,124,087	(3,460,299)	54,591,769	(7,717,038)
(1)	Includes financial assets purchased, originated and restructured.

Financial Leases

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2023	23,566,544	(151,328)	3,172,285	(238,920)	1,358,887	(622,826)	28,097,716	(1,013,074)
Transfers of financial instruments:	(33,774)	(56,552)	(337,901)	74,010	371,675	(17,458)	-	-
Transfers from stage 1 to stage 2	(886,398)	15,837	886,398	(15,837)	-	-	-	-
Transfers from stage 1 to stage 3	(214,258)	6,202	-	-	214,258	(6,202)	-	-
Transfers from stage 2 to stage 1	1,065,222	(77,927)	(1,065,222)	77,927	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(211,221)	26,291	211,221	(26,291)	-	-
Transfers from stage 3 to stage 1	1,660	(664)	-	-	(1,660)	664	-	-
Transfers from stage 3 to stage 2	-	-	52,144	(14,371)	(52,144)	14,371	-	-
Remeasurement arising from transfer of stage	(67,839)	66,879	(66,232)	(43,021)	38,500	(275,772)	(95,571)	(251,914)
Remeasurement from remaining in the stage	(1,719,440)	7,812	(84,050)	27,024	(16,635)	(44,480)	(1,820,125)	(9,644)
Remeasurement due to changes in economics factors	-	(2,286)	-	(4,103)	-	8,419	-	2,030
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	(1,756)	-	(5,150)	-	8,486	-	1,580
New financial assets purchased/originated(1)	2,926,745	(21,654)	915,316	(57,704)	67,467	(45,494)	3,909,528	(124,852)
Financial assets that have been derecognized	(1,780,980)	11,596	(264,866)	12,186	(129,570)	62,077	(2,175,416)	85,859
Charges-off	(863)	29	(25,471)	27,464	(251,570)	250,411	(277,904)	277,904
Foreign Exchange and other movements	(337,265)	1,831	(15,981)	1,573	(7,925)	4,132	(361,171)	7,536
Balance at December 31, 2023	22,553,128	(145,429)	3,293,100	(206,641)	1,430,829	(672,505)	27,277,057	(1,024,575)
(1)	Includes financial assets purchased, originated and restructured.

Mortgage

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2023	34,067,734	(206,800)	1,997,270	(256,275)	1,306,369	(561,016)	37,371,373	(1,024,091)
Transfers of financial instruments:	(1,226,789)	(46,563)	838,151	32,285	388,638	14,278	-	-
Transfers from stage 1 to stage 2	(1,419,929)	20,379	1,419,929	(20,379)	-	-	-	-
Transfers from stage 1 to stage 3	(330,417)	7,821	-	-	330,417	(7,821)	-	-
Transfers from stage 2 to stage 1	523,311	(74,687)	(523,311)	74,687	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(306,993)	52,110	306,993	(52,110)	-	-
Transfers from stage 3 to stage 1	246	(76)	-	-	(246)	76	-	-
Transfers from stage 3 to stage 2	-	-	248,526	(74,133)	(248,526)	74,133	-	-
Remeasurement arising from transfer of stage	(18,655)	45,186	(8,302)	(84,371)	63,442	(154,335)	36,485	(193,520)
Remeasurement from remaining in the stage	(1,240,204)	(6,873)	(12,416)	(5,955)	(20,842)	(125,459)	(1,273,462)	(138,287)
Remeasurement due to changes in economics factors	-	(8,108)	-	(1,386)	-	-	-	(9,494)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	54,756	-	17,730	-	58,972	-	131,458
New financial assets purchased/originated(1)	5,361,515	(36,938)	102,552	(19,513)	37,864	(11,435)	5,501,931	(67,886)
Financial assets that have been derecognized	(1,428,077)	11,130	(69,961)	10,885	(106,100)	53,259	(1,604,138)	75,274
Charges-off	(2,088)	8	(2,446)	497	(123,998)	128,027	(128,532)	128,532
Foreign Exchange and other movements	(3,302,788)	9,287	(216,194)	21,182	(134,267)	44,339	(3,653,249)	74,808
Balance at December 31, 2023	32,210,648	(184,915)	2,628,654	(284,921)	1,411,106	(553,370)	36,250,408	(1,023,206)
(1)	Includes financial assets purchased, originated and restructured.

Small business loans

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2023	1,093,973	(28,564)	135,528	(29,024)	98,575	(67,447)	1,328,076	(125,035)
Transfers of financial instruments:	(210,552)	3,957	155,467	(680)	55,085	(3,277)	-	-
Transfers from stage 1 to stage 2	(177,024)	4,932	177,024	(4,932)	-	-	-	-
Transfers from stage 1 to stage 3	(46,849)	2,745	-	-	46,849	(2,745)	-	-
Transfers from stage 2 to stage 1	13,169	(3,625)	(13,169)	3,625	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(17,243)	5,043	17,243	(5,043)	-	-
Transfers from stage 3 to stage 1	152	(95)	-	-	(152)	95	-	-
Transfers from stage 3 to stage 2	-	-	8,855	(4,416)	(8,855)	4,416	-	-
Remeasurement arising from transfer of stage	(2,939)	2,268	(4,798)	(5,519)	(8,155)	(58,743)	(15,892)	(61,994)
Remeasurement from remaining in the stage	(133,210)	5,932	(9,475)	(7,767)	(94)	(9,821)	(142,779)	(11,656)
Remeasurement due to changes in economics factors	-	(3,185)	-	(882)	-	24	-	(4,043)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	(14,202)	-	3,792	-	2,808	-	(7,602)
New financial assets purchased/originated(1)	395,777	(29,237)	31,394	(8,643)	32,093	(28,378)	459,264	(66,258)
Financial assets that have been derecognized	(220,594)	5,021	(13,738)	3,545	(12,904)	9,549	(247,236)	18,115
Charges-off	(17,840)	1,787	(17,376)	7,174	(46,060)	72,315	(81,276)	81,276
Foreign Exchange and other movements	(130,044)	993	(16,699)	3,139	(8,397)	5,047	(155,140)	9,179
Balance at December 31, 2023	774,571	(55,230)	260,303	(34,865)	110,143	(77,923)	1,145,017	(168,018)
(1)	Includes financial assets purchased, originated and restructured.

Variation December 2022 vs December 2021

Stage 1 (12-month expected credit losses)

The exposure value in stage 1 increased by COP 51,669,823 and the loss allowance increased by COP 420,975. The growth of the portfolio at this stage is mainly due to newly granted loans and clients demonstrating good payment behavior post-pandemic, returning to Stage 1. The increase in the loss allowance is primarily due to a more unfavorable macroeconomic expectation where the provision is impacted by lower economic growth and a trend of high interest rates.

Stage 2 (Lifetime expected credit losses)

The exposure value in stage 2 decreased by COP 643,314 and the loss allowance also decreased by COP 178,706. The decrease in exposure is mainly explained by specific loan migrations from Stage 2 to Stage 1 of clients in the agro-industrial sector for a value of COP 658,486, customers transitioning out of medium risk monitoring due to exhibiting improved credit performance, and clients who conclude their financial relief due to COVID-19 and exhibit favorable payment behavior, transitioning to Stage 1. The loss allowance decrease is mainly due to the migration of clients between stages and the movement of the loss allowance from debtors ending their financial relief.

Stage 3 (Lifetime expected credit losses)

The exposure at default in stage 3 decreased by COP 1,426,253 and the loss allowance decreased by COP 627,111. The variation in exposure is mainly due to a higher level of write-offs (going off balance sheet) and clients leaving AEC (Special Client Administration Watchlist) level 3 due to better sector performance. The decrease of loss allowance is in accordance with the decrease in exposure.

As of December 31, 2022

Commercial

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2022	97,000,580	(745,898)	8,335,781	(917,747)	9,575,482	(6,149,378)	114,911,843	(7,813,023)
Transfers of financial instruments:	(1,000,903)	(55,842)	164,928	(58,355)	835,975	114,197	-	-
Transfers from stage 1 to stage 2	(1,826,599)	40,086	1,826,599	(40,086)	-	-	-	-
Transfers from stage 1 to stage 3	(495,556)	24,385	-	-	495,556	(24,385)	-	-
Transfers from stage 2 to stage 1	1,318,572	(115,364)	(1,318,572)	115,364	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(791,245)	85,224	791,245	(85,224)	-	-
Transfers from stage 3 to stage 1	2,680	(4,949)	-	-	(2,680)	4,949	-	-
Transfers from stage 3 to stage 2	-	-	448,146	(218,857)	(448,146)	218,857	-	-
Remeasurement arising from transfer of stage	(418,622)	102,555	(288,452)	(3,163)	(200,663)	(692,420)	(907,737)	(593,028)
Remeasurement from remaining in the stage	(8,259,356)	121,886	(250,538)	53,997	67,232	(563,580)	(8,442,662)	(387,697)
Remeasurement due to changes in economics factors	-	(37,926)	-	157,149	-	(7,695)	-	111,528
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	98,728	-	92,122	-	53,754	-	244,604
New financial assets purchased/originated(1)	71,027,870	(323,336)	1,638,849	(256,104)	1,671,567	(1,147,222)	74,338,286	(1,726,662)
Financial assets that have been derecognized	(38,422,512)	190,804	(2,625,441)	208,049	(1,966,963)	1,163,837	(43,014,916)	1,562,690
Charges-off	(19,378)	1,330	(48,003)	26,417	(1,675,514)	1,715,148	(1,742,895)	1,742,895
Foreign Exchange and other movements	6,623,183	(17,560)	1,135,311	(54,093)	637,440	(339,959)	8,395,934	(411,612)
Balance at December 31, 2022	126,530,862	(665,259)	8,062,435	(751,728)	8,944,556	(5,853,318)	143,537,853	(7,270,305)
(1)	Includes financial assets purchased, originated and restructured.

Consumer

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2022	41,773,555	(1,402,277)	3,927,387	(1,800,518)	2,662,098	(2,102,472)	48,363,040	(5,305,267)
Transfers of financial instruments:	(2,023,245)	(175,533)	937,915	147,486	1,085,330	28,047	-	-
Transfers from stage 1 to stage 2	(2,205,274)	126,781	2,205,274	(126,781)	-	-	-	-
Transfers from stage 1 to stage 3	(981,411)	64,937	-	-	981,411	(64,937)	-	-
Transfers from stage 2 to stage 1	1,086,524	(298,371)	(1,086,524)	298,371	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(379,978)	129,687	379,978	(129,687)	-	-
Transfers from stage 3 to stage 1	76,916	(68,880)	-	-	(76,916)	68,880	-	-
Transfers from stage 3 to stage 2	-	-	199,143	(153,791)	(199,143)	153,791	-	-
Remeasurement arising from transfer of stage	(206,572)	336,478	(191,232)	(135,684)	511,818	(2,497,603)	114,014	(2,296,809)
Remeasurement from remaining in the stage	(3,215,778)	(89,383)	(38,099)	(206,202)	(268,082)	93,183	(3,521,959)	(202,402)
Remeasurement due to changes in economics factors	-	39,672	-	241,992	-	(2,512)	-	279,152
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	23,381	-	(78,241)	-	785	-	(54,075)
New financial assets purchased/originated(1)	23,609,797	(987,792)	1,919,811	(715,751)	943,121	(759,058)	26,472,729	(2,462,601)
Financial assets that have been derecognized	(10,128,838)	286,762	(668,543)	215,579	(149,520)	122,025	(10,946,901)	624,366
Charges-off	(698,744)	233,953	(916,801)	615,728	(2,172,972)	2,938,836	(3,788,517)	3,788,517
Foreign Exchange and other movements	2,400,768	(89,102)	318,483	(153,271)	177,064	(175,643)	2,896,315	(418,016)
Balance at December 31, 2022	51,510,943	(1,823,841)	5,288,921	(1,868,882)	2,788,857	(2,354,412)	59,588,721	(6,047,135)
(1)	Includes financial assets purchased, originated and restructured.

Financial leases

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2022	19,927,472	(142,954)	3,198,182	(314,149)	1,993,974	(1,063,964)	25,119,628	(1,521,067)
Transfers of financial instruments:	59,490	(79,666)	(118,703)	57,312	59,213	22,354	-	-
Transfers from stage 1 to stage 2	(626,697)	16,913	626,697	(16,913)	-	-	-	-
Transfers from stage 1 to stage 3	(102,499)	3,810	-	-	102,499	(3,810)	-	-
Transfers from stage 2 to stage 1	779,795	(98,964)	(779,795)	98,964	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(143,173)	19,624	143,173	(19,624)	-	-
Transfers from stage 3 to stage 1	8,891	(1,425)	-	-	(8,891)	1,425	-	-
Transfers from stage 3 to stage 2	-	-	177,568	(44,363)	(177,568)	44,363	-	-
Remeasurement arising from transfer of stage	(74,495)	86,331	(23,270)	(22,332)	46,660	(164,292)	(51,105)	(100,293)
Remeasurement from remaining in the stage	(1,380,295)	10,504	(74,988)	49,130	(38,739)	2,788	(1,494,022)	62,422
Remeasurement due to changes in economics factors	-	(14,991)	-	1,612	-	(8,667)	-	(22,046)
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	19,160	-	(19,451)	-	(9,455)	-	(9,746)
New financial assets purchased/originated(1)	5,358,579	(38,976)	587,957	(35,776)	33,567	(17,606)	5,980,103	(92,358)
Financial assets that have been derecognized	(1,362,963)	10,976	(399,179)	28,647	(585,828)	463,171	(2,347,970)	502,794
Charges-off	(264)	4	(19,361)	19,127	(156,782)	157,276	(176,407)	176,407
Foreign Exchange and other movements	1,039,020	(1,716)	21,647	(3,040)	6,822	(4,431)	1,067,489	(9,187)
Balance at December 31, 2022	23,566,544	(151,328)	3,172,285	(238,920)	1,358,887	(622,826)	28,097,716	(1,013,074)
(1)	Includes financial assets purchased, originated and restructured.

Mortgage

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2022	25,447,635	(140,843)	3,654,710	(260,867)	1,544,442	(659,348)	30,646,787	(1,061,058)
Transfers of financial instruments:	2,074,437	(61,050)	(2,522,248)	30,734	447,811	30,316	-	-
Transfers from stage 1 to stage 2	(745,136)	15,839	745,136	(15,839)	-	-	-	-
Transfers from stage 1 to stage 3	(207,362)	4,437	-	-	207,362	(4,437)	-	-
Transfers from stage 2 to stage 1	3,021,745	(80,567)	(3,021,745)	80,567	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(445,019)	31,802	445,019	(31,802)	-	-
Transfers from stage 3 to stage 1	5,190	(759)	-	-	(5,190)	759	-	-
Transfers from stage 3 to stage 2	-	-	199,380	(65,796)	(199,380)	65,796	-	-
Remeasurement arising from transfer of stage	(34,494)	69,980	(26,095)	(40,822)	105,748	(309,941)	45,159	(280,783)
Remeasurement from remaining in the stage	(1,265,193)	(611)	406,332	(924)	(448,715)	(14,146)	(1,307,576)	(15,681)
Remeasurement due to changes in economics factors	-	(21,123)	-	54,802	-	32	-	33,711
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	(11,559)	-	(22,449)	-	(2,081)	-	(36,089)
New financial assets purchased/originated(1)	7,407,685	(46,935)	74,121	(15,026)	23,675	(9,646)	7,505,481	(71,607)
Financial assets that have been derecognized	(1,772,230)	11,975	(146,498)	11,697	(173,986)	95,882	(2,092,714)	119,554
Charges-off	(3,449)	283	(1,206)	1,174	(341,336)	344,534	(345,991)	345,991
Foreign Exchange and other movements	2,213,343	(6,917)	558,154	(14,594)	148,730	(36,618)	2,920,227	(58,129)
Balance at December 31, 2022	34,067,734	(206,800)	1,997,270	(256,275)	1,306,369	(561,016)	37,371,373	(1,024,091)
(1)	Includes financial assets purchased, originated and restructured.

Small business loans

	Stage1		Stage2		Stage3		Total
	Gross		Gross		Gross		Gross
	carrying	Allowance	carrying	Allowance	carrying	Allowance	carrying	Allowance
In millions of COP
Balance at January 1, 2022	950,991	(22,845)	183,693	(30,255)	147,501	(110,967)	1,282,185	(164,067)
Transfers of financial instruments:	(70,809)	(1,260)	17,756	3,557	53,053	(2,297)	-	-
Transfers from stage 1 to stage 2	(68,581)	2,098	68,581	(2,098)	-	-	-	-
Transfers from stage 1 to stage 3	(44,815)	1,960	-	-	44,815	(1,960)	-	-
Transfers from stage 2 to stage 1	38,613	(4,608)	(38,613)	4,608	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(18,528)	3,684	18,528	(3,684)	-	-
Transfers from stage 3 to stage 1	3,974	(710)	-	-	(3,974)	710	-	-
Transfers from stage 3 to stage 2	-	-	6,316	(2,637)	(6,316)	2,637	-	-
Remeasurement arising from transfer of stage	(4,527)	4,802	(8,173)	(4,465)	(9,736)	(52,103)	(22,436)	(51,766)
Remeasurement from remaining in the stage	(42,292)	(505)	(89,440)	1,278	(14,946)	2,472	(146,678)	3,245
Remeasurement due to changes in economics factors	-	(435)	-	3,752	-	(71)	-	3,246
Remeasurement due to changes in model inputs	-	-	-	-	-	-	-	-
Remeasurement due to methodological changes	-	49	-	(448)	-	(1,704)	-	(2,103)
New financial assets purchased/originated(1)	463,403	(14,534)	42,588	(10,982)	24,050	(19,183)	530,041	(44,699)
Financial assets that have been derecognized	(279,820)	4,489	(21,195)	3,584	(31,532)	21,334	(332,547)	29,407
Charges-off	(12,781)	2,895	(16,004)	6,857	(82,307)	101,340	(111,092)	111,092
Foreign Exchange and other movements	89,808	(1,220)	26,303	(1,902)	12,492	(6,268)	128,603	(9,390)
Balance at December 31, 2022	1,093,973	(28,564)	135,528	(29,024)	98,575	(67,447)	1,328,076	(125,035)
(1)	Includes financial assets purchased, originated and restructured.

NOTE 7. LEASES

7.1. Lessor

Finance leases

The Bank has entered into lease agreements as the lessor. These lease arrangements involve machinery and equipment, computer equipment, vehicles and furniture and fixtures, and their terms range between one and ten years, as follows:

As of December 31, 2023

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	1,481,313	1,257,859
Between 1 and 5 years	10,967,173	8,338,151
Greater than 5 years	34,066,937	17,681,047
Total gross investment in finance lease receivable/ present value of minimum payments	46,515,423	27,277,057
Less: Future financial income(1)	(19,238,366)	-
Present value of payments receivable(2)	27,277,057	27,277,057
Minimum non-collectable payments impairment	(1,024,575)	(1,024,575)
Total	26,252,482	26,252,482
(1) Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2) See Note 6. Loans and advances to customers, net.

As of December 31, 2022

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	634,388	612,012
Between 1 and 5 years	10,579,102	8,286,322
Greater than 5 years	34,118,764	19,199,382
Total gross investment in finance lease receivable/ present value of minimum payments	45,332,254	28,097,716
Less: Future financial income(1)	(17,234,538)	-
Present value of payments receivable(2)	28,097,716	28,097,716
Minimum non-collectable payments impairment	(972,743)	(972,743)
Total	27,124,973	27,124,973
(1) Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2) See Note 6. Loans and advances to customers, net.

Unsecured residual value(*)

The following table sets the unsecured residual values by type of asset as of December 31, 2023 and 2022:

Type of asset	December 31, 2023	December 31, 2022
In millions of COP
Technological equipment	49,990	47,922
Vehicles	14,243	24,187
Machinery and equipment	11,930	13,124
Furniture and fixtures	12	28
Other assets	1,417	1,541
Total	77,592	86,802

(*) The unsecured residual value is the part of the residual value of the leased asset, whose realization is not secured or is secured by a third party related to the lessor.

Amounts recognized as income for extensions

At the end of the reporting period, the following entries are recognized as income corresponding to contract extensions or automatic time extension of financial leasing contracts:

Type of asset	December 31, 2023	December 31, 2022
In millions of COP
Technological equipment	20,717	30,075
Buildings	8,088	3,905
Machinery and equipment	532	498
Vehicles	102	206
Furniture and fixtures	-	1
Total	29,439	34,685

As of  December 31, 2023, 2022 and 2021, financial leases income amounted to COP 3,879,188, COP 2,461,456, and COP 1,440,493, respectively.

Operating leases

Certain of the Bank’s subsidiaries lease assets to third parties under non-cancellable operating lease arrangements. Assets provided through operating leases are recorded as premises and equipment. The terms established for these agreements range from one to ten years.

The following table presents the information of minimum payments by lease to be received:

	December 31, 2023	December 31, 2022
In millions of COP
Less than 1 year	259,277	501,738
Between 1 and 5 years	524,293	783,663
Greater than 5 years	60,619	423,459
Total(1)	844,189	1,708,860

(1) During 2023, Renting S.A.S. have subleased their vehicles under financial leases, therefore operational placements through own resources and the number of operational vehicles have decreased.

As of  December 31, 2023 and 2022, the operating lease income amounted to COP 833,244 and COP 649,693, respectively. Additionally, the Bank recognized other services related to the lease for COP 660,442 and COP 541,436, respectively.

Risk management associated with leases

The Bank, acting as a lessor of operating leases, has a comprehensive asset management model for those assets classified as property, plant and equipment. This model includes an impairment test that evaluates indicators that impact the assets, which is carried out annually. The test evaluates both external indicators (economic, environmental, and legal), and internal ones (insurance, maintenance and used market sales). Likewise, the calculation of residuals was updated to reflect the effect of the new macroeconomic conditions. Moreover, the Bank performs a detailed review process at the time of return of the asset by the lessees in order to guarantee their operating conditions. Additionally, the Bank employs experts apart from the sales team, who constantly monitor the conditions of the second-hand market, and carry out back-testing in order to determine the consistency of the residual value model, and periodically review the results together with key managers. All the above is complemented by agreements with suppliers, which allow the exchange of information, knowledge and, in some cases, the structuring of residual risk mitigation mechanisms.

In order to manage the risks associated with the assets, the Bank also employs an insurance department, and engages an international broker and insurance companies. They all serve as support to design and define the strategies for the different types of protection that cover the lessor's risks, assets and customers.

Additionally, in Renting Colombia's vehicle rental business, assets are managed with the goal of preserving commercial value through necessary maintenance, which avoids deterioration beyond that generated by regular use. Service indicators with suppliers are periodically reviewed in order to ensure their quality and compliance with the expected levels. Safe mobility strategies are also defined based on the permanent analysis of the road safety indicators. These strategies aim at ensuring the status and useful life of the asset.

7.2. Lessee

The Bank has entered into lease agreements as a lessee. These arrangements involve offices, branches and administrative offices as well as certain Computer equipment. As of December 31, 2023 and 2022, the rollforward of right-of-use assets was as follows:

As of December 31, 2023

		Roll - forward
Right-of-use assets	Balance at January 01, 2023	Acquisitions	Additions	Expenses depreciation(1)	Disposals	Revaluation(2)	Effect of changes in foreign exchange rate	Balance at December 31, 2023
In millions of COP
Buildings
Cost	2,319,471	67,049	11,861	-	(75,701)	218,592	(238,350)	2,302,922
Accumulated depreciation	(637,615)	-	-	(198,156)	41,560	-	87,425	(706,786)
Furniture and fixtures
Cost	4,449	620	-	-	(1,783)	-	(524)	2,762
Accumulated depreciation	(4,291)	-	-	(548)	1,708	-	524	(2,607)
Computer equipment
Cost	95,240	7,965	-	-	(30,650)	(2,773)	(11,713)	58,069
Accumulated depreciation	(53,757)	-	-	(17,043)	29,864	-	6,000	(34,936)
Vehicles
Cost	136,560	418,773	-	-	(539,293)	4,419	(704)	19,755
Accumulated depreciation	(32,949)	-	-	(13,918)	41,128	-	605	(5,134)
Total right-of-use assets – cost	2,555,720	494,407	11,861	-	(647,427)	220,238	(251,291)	2,383,508
Total right-of-use assets - accumulated depreciation	(728,612)	-	-	(229,665)	114,260	-	94,554	(749,463)
Total right-of-use assets, net	1,827,108	494,407	11,861	(229,665)	(533,167)	220,238	(156,737)	1,634,045
(1)	See Note 26.3 Impairment, depreciation and amortization.
(2)	The variation corresponds mainly to changes in the estimated term of buildings lease liabilities.

As of December 31, 2022

		Roll - forward
Right-of-use assets	Balance at January 01, 2022	Acquisitions	Additions	Expenses depreciation(1)	Disposals	Revaluation	Effect of changes in foreign exchange rate	Balance at December 31, 2022
In millions of COP
Buildings
Cost	2,015,154	66,738	8,746	-	(55,759)	83,387	201,205	2,319,471
Accumulated depreciation	(431,147)	-	-	(175,538)	31,276	-	(62,206)	(637,615)
Furniture and fixtures
Cost	3,972	-	-	-	-	37	440	4,449
Accumulated depreciation	(2,821)	-	-	(1,066)	-	-	(404)	(4,291)
Computer equipment
Cost	87,357	2,603	-	-	(985)	(2,659)	8,924	95,240
Accumulated depreciation	(32,538)	-	-	(18,717)	826	-	(3,328)	(53,757)
Vehicles
Cost	72,369	99,041	-	-	(70,207)	34,776	581	136,560
Accumulated depreciation	(16,481)	-	-	(17,540)	1,558	-	(486)	(32,949)
Total right-of-use assets – cost	2,178,852	168,382	8,746	-	(126,951)	115,541	211,150	2,555,720
Total right-of-use assets - accumulated depreciation	(482,987)	-	-	(212,861)	33,660	-	(66,424)	(728,612)
Total right-of-use assets, net	1,695,865	168,382	8,746	(212,861)	(93,291)	115,541	144,726	1,827,108
(1)	See Note 26.3 Impairment, depreciation and amortization.

The following table sets forth the changes in lease liabilities as of December 31, 2023 and 2022:

As of December 31, 2023

Concept	Total
In millions of COP
Balance at January 01, 2023	1,900,268
(+) New contracts	75,345
(+/-) Reassessment of the lease liability(1)	161,787
(-) Payments	(305,413)
(+) Accrued Interest(2)	123,175
(+/-) Effect of changes in foreign exchange rate(3)	(181,552)
Balance at December 31, 2023	1,773,610
(1)	The variation corresponds mainly to changes in the estimated term of buildings lease liabilities.

(2)	The difference of COP 9,360 with the interest expensive on lease liabilities recognized in the Consolidated Statement Income corresponds to the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts
(3)	The variation is due to the decrease in the market representative rate from COP 4,810.20 colombian pesos in December 2022 to COP 3,822.05 colombian pesos in December 2023.

As of December 31, 2022

Concept	Total
In millions of COP
Balance at January 01, 2022	1,819,077
(+) New contracts	68,201
(+/-) Reassessment of the lease liability	12,131
(-) Payments	(285,920)
(+) Accrued Interest(1)	123,510
(+/-) Effect of changes in foreign exchange rate	163,269
Balance at December 31, 2022	1,900,268
(1)	The difference of COP 12,161 with the interest expensive on lease liabilities recognized in the Consolidated Statement Income corresponds to the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts.

The following table shows maturity analysis of lease liabilities as of December 31, 2023 and 2022:

As of December 31, 2023

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP

Buildings	17,345	58,438	230,397	1,441,288	1,747,468
Vehicles	125	245	-	-	370
Computer equipment	2,733	14,124	7,524	1,391	25,772
Total lease liabilities	20,203	72,807	237,921	1,442,679	1,773,610

As of December 31, 2022

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP

Buildings	10,502	43,545	82,647	1,716,968	1,853,662
Vehicles	83	300	183	-	566
Computer equipment	3,052	17,775	14,650	10,563	46,040
Total lease liabilities	13,637	61,620	97,480	1,727,531	1,900,268

The following table shows the weighted average rates and average useful life of right-of-use assets as of December 31, 2023 and 2022:

As of December 31, 2023

Right-of-use assets	Weighted average life	Weighted average remaining lease terms	Weighted average discount rates
Buildings	209	99	6.67%
Computer equipment	73	31	8.36%
Vehicles	51	22	9.81%

As of December 31, 2022

Right-of-use assets	Weighted average life	Weighted average remaining lease terms	Weighted average discount rates
Buildings	195	97	5.75%
Computer equipment	75	35	8.65%
Vehicles	48	35	10.24%

The following table shows the detail of leases in the Consolidated Statement of Income as of December 31, 2023 and 2022:

As of December 31, 2023

Right-of-use assets	Financial interest(1)	Expenses depreciation(2)	Effect of changes in foreign exchange rate	Short-term leases	Leases for which the underlying asset is of low value	Variable payments
In millions of COP
Buildings	109,800	198,156	62	983	235	7,577
Vehicles	40	13,918	-	51	-	-
Computer equipment	3,907	17,043	-	-	6,545	-
Furniture and fixtures	68	548	-	904	432	-
Total	113,815	229,665	62	1,938	7,212	7,577
(1)	Includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 9,360, see Note 25.2 Interest expenses.
(2)	See Note 26.3 Impairment, depreciation and amortization.

As of December 31, 2022

Right-of-use assets	Financial interest(1)	Expenses depreciation(2)	Effect of changes in foreign exchange rate	Short-term leases	Leases for which the underlying asset is of low value	Variable payments
In millions of COP
Buildings	107,002	175,538	416	872	208	6,048
Vehicles	13	17,540	-	394	55	-
Computer equipment	4,289	18,717	-	-	8,649	-
Furniture and fixtures	45	1,066	-	1,015	2,685	-
Total	111,349	212,861	416	2,281	11,597	6,048
(1)	Includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 12,161, see Note 25.2 Interest expenses.
(2)	See Note 26.3 Impairment, depreciation and amortization.

The following table contains the minimum payments lease liabilities as of December 31, 2023 and 2022:

As of December 31, 2023

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total minimum payments lease liabilities
In millions of COP

Buildings	21,050	73,316	301,470	2,074,687	2,470,523
Vehicles	193	206	-	-	399
Computer equipment	2,964	16,263	1,550	8,323	29,100
Total minimum payments lease liabilities	24,207	89,785	303,020	2,083,010	2,500,022

As of December 31, 2022

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total minimum payments lease liabilities
In millions of COP

Buildings	13,492	52,100	110,495	2,427,607	2,603,694
Vehicles	84	330	229	256	899
Computer equipment	3,117	19,266	19,875	14,292	56,550
Total minimum payments lease liabilities	16,693	71,696	130,599	2,442,155	2,661,143

NOTE 8. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents information regarding the Bank’s investments in associates and joint ventures:

Composition	December 31, 2023	December 31, 2022
In millions of COP
Investments in associates(1)	2,526,073	2,300,450
Investments in joint ventures(2)	471,530	615,183
Total associates and joint ventures	2,997,603	2,915,633
(1)	As of December 31, 2023 and 2022, the amount includes investments in associates at fair value for COP 1,670,782 and COP 1,532,156, respectively, and investments in associates at equity method value for COP 855,291 and COP 768,294 respectively. See Note 30. Fair value of assets and liabilities.
(2)	All investments in joint ventures are accounted for using the equity method.

The following are the investments in associates that the Bank holds as of December 31, 2023 and 2022:

			December 31, 2023			December 31, 2022
Company name	Main activity	Country	% of Ownership	Carrying		% of Ownership	Carrying
			interest	amount		interest	amount
In millions of COP
P.A Viva Malls	Development and operation of commercial spaces	Colombia	49.00%	1,661,679		49.00%	1,530,459
Protección S.A.	Administration of pension funds and severances	Colombia	20.58%	594,105	*	20.58%	533,584

P.A El Bosque	Real estate ecosystems	Colombia	14.11%	57,120	*	14.11%	40,231	*
Titularizadora Colombiana S.A. Hitos.	Mortgage portfolio securities	Colombia	26.98%	37,950	*	26.98%	35,756	*
Redeban Multicolor S.A.	Network data transmission services	Colombia	20.36%	35,735	*	20.36%	31,876	*
P.A El Otoño	Real estate ecosystems	Colombia	16.30%	33,442	*	16.30%	23,960	*
ACH Colombia S.A.	Electronic transfer services	Colombia	19.94%	21,952	*	19.94%	19,005	*
Gestoría Externa de Portafolios S.A.	Investment management service	Colombia	49.31%	11,278	*	-	-
Servicio Salvadoreño de Protección, S. A. de C.V.	Custodial services and transfer of monetary types	El Salvador	25.00%	10,223	*	25.00%	14,497	*
Servicios Financieros, S.A. de C.V.	Processing of financial transactions and electronic payment methods	El Salvador	49.78%	9,514	*	49.78%	11,392	*
P.A Madrid II	Real estate ecosystems	Colombia	20.00%	9,208	*	20.00%	9,126	*
P.A Distrito Vera	Real estate ecosystems	Colombia	33.33%	9,103		33.33%	1,697	*
P.A Boreal	Real estate ecosystems	Colombia	20.00%	7,579	*	20.00%	7,477
P.A La Felicidad	Real estate ecosystems	Colombia	20.00%	6,938	*	20.00%	9,798	*
Internacional Ejecutiva de Aviación S.A.S.	Aircraft and aircraft travel service	Colombia	25.00%	6,093	*	25.00%	6,455
Reintegra S.A.S.	Collections and recovery of portfolio	Colombia	46.00%	5,864	*	46.00%	11,211	*
P.A Mirador de la Ciénaga.	Real estate ecosystems	Colombia	13.00%	4,518	*	13.00%	3,329	*
ACH de El Salvador, S. A. de C.V.	Electronic transfer services	El Salvador	25.00%	1,554	*	25.00%	2,140	*
Agricapital S.A.S.(1)	Financial services	Colombia	10.79%	1,262	*	10.21%	1,408	*
Servicios de Identidad Digital S.A.S.	Digital services	Colombia	33.33%	956		33.33%	7,049
Total, investments in associates				2,526,073			2,300,450
(1)	In 2023, the ownership interest is increased due to capitalization through Bancolombia S.A.

(*)  For the purposes of applying the equity method of accounting, financial statements as of November 30, 2023 and 2022 have been used. However, the Bank does not consider that any adjustments have to be made since no significant transactions took place between that date and December 31, 2023 and 2022.

The following table sets forth the changes in the carrying amount of associates of the Bank as of December 31, 2023 and 2022:

	December 31, 2023				December 31, 2022
	In millions of COP
	P.A Viva Malls	Protección S.A.	Others	Total	P.A Viva Malls	Protección S.A.	Others	Total
Balance at January 1,	1,530,459	533,584	236,407	2,300,450	1,355,688	630,821	151,647	2,138,156
Equity method - Gain(1)	128,028	62,442	40,234	230,704	189,132	46,812	29,941	265,885
OCI (Equity method)	-	(1,921)	(1,039)	(2,960)	-	3,137	2,227	5,364
OCI (Translation adjustment)	-	-	(5,674)	(5,674)	-	-	4,466	4,466
Purchase / capitalizations	3,192	-	35,561	38,753	-	61,728	74,634	136,362
Sells or refund of contributions(2)	-	-	(6,428)	(6,428)	(14,361)	(208,914)	(6,155)	(229,430)
Impairment loss(3)	-	-	(2,017)	(2,017)	-	-	(2,656)	(2,656)
Dividends	-	-	(28,249)	(28,249)	-	-	(28,005)	(28,005)
Others	-	-	1,494	1,494	-	-	10,308	10,308
Balance at December 31,	1,661,679	594,105	270,289	2,526,073	1,530,459	533,584	236,407	2,300,450
(1)	For further information see Note 25.5. Dividends and net income on equity investments.
(2)	In December 2022, was registered the spin-off of Protección S.A. and the creation of the company Asulado Seguros de Vida S.A., of which the Bank sold its participation to SURA Asset Management S.A., in order to comply with the authorized investment regime. For further information, see Note 25.5. Dividends and net income on equity investments.
(3)	For 2023 and 2022, the Bank management performed a valuation, to establish the recoverable amount based in value in use of Reintegra S.A.S., which amounted to COP 5,750 and COP 8,735, respectively, with a 21.5% discount rate. As a result of the valuation, the recoverables amounts of the investment were lower than the carrying amount of each year, for this, the Bank recorded an impairment in the Consolidated Statement of Income for COP 2,017 for 2023 and COP 7,688 for 2022. In addition, in 2022 the Bank management also performed a valuation, to establish the recoverable amount of Internacional Ejecutiva de Aviación S.A.S. based in fair value (Level 3) less sales costs using a methodology based on the commercial appraisal of the entity's assets, which amounted to COP 10,359. As a result of the valuation, the recoverable amount of the investment was higher than the carrying amount, for this, the Bank recognised a recovery of the impairment losses in the Consolidated Statement of Income for COP 5,032. For further information see Note 25.5. Dividends and net income on equity investments.

The following is additional information regarding the Bank’s most significant associates as of December 31, 2023 and 2022:

As of December 31, 2023

				Income from
	Assets	Liabilities	OCI	ordinary activities	Profits
Company name	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
In millions of COP
P.A Viva Malls	3,492,834	101,653	-	849,928	327,838
Protección S.A.	2,955,547	666,280	80,088	1,597,171	303,460

As of December 31, 2022

				Income from
	Assets	Liabilities	OCI	ordinary activities	Profits
Company name	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
In millions of COP
P.A Viva Malls	3,152,529	19,705	-	689,794	418,410
Protección S.A.	2,619,197	624,052	89,419	2,993,740	227,514

The dividends received from the associate at fair value P.A Viva Malls for the year ended December 31, 2023 and 2022 are COP 104,623 and COP 35,905, respectively. These are included in the line Dividends and net income on equity investments in the Consolidated Statement of Income.

The following are the joint ventures that the Bank holds as of December 31, 2023 and 2022:

			December 31, 2023			December 31, 2022
Company name	Main activity	Country	% of Ownership	Carrying		% of Ownership	Carrying
			interest	amount		interest	amount
In millions of COP
Compañía de Financiamiento TUYA S.A.(1)	Financing Services	Colombia	50.00%	410,324		50.00%	564,998
P.A Laurel	Renewable energies	Colombia	50.00%	27,364	*	50.00%	22,150
Puntos Colombia S.A.S.	Administration of the customers loyalty	Colombia	50.00%	10,922	*	50.00%	11,514
Fondo de Capital Privado Ruta del Sol compartimento A	Investment in infrastructure projects	Colombia	25.90%	10,588	*	25.90%	10,159
Ecosistemas Digitales de Negocio S.A.S.	Digital electronic billing services	Colombia	50.00%	6,293	*	50.00%	3,832
P.A Muverang	Sustainable mobility services	Colombia	33.33%	2,684		33.33%	2,351
P.A Blup	Inventory finance and comprehensive logistics operation	Colombia	50.00%	3,313		50.00%	179	*
P.A. Finsocial	Purchase and sale of loans and receivables	Colombia	50.00%	42	*	-	-
P.A Reintegra(2)	Collections and recovery of portfolio	Colombia	46.00%	-	*	46.00%	-	*
Avicapital(3)	Purchase and sale of loans and receivables	Colombia	50.00%	-		-	-
Total investments in joint venture				471,530			615,183
(1)	See table the changes in the carrying amount of joint ventures of the Bank as of December 31, 2023 and 2022
(2)	In 2023 and 2022, the carrying amount at the end of the year is zero, because the amount of downstream transactions between Bancolombia S.A. and P.A Reintegra made during these years.
(3)	The value of the investment in the company is COP 0, due to the recognition of the company's losses up to its recoverable value.

(*) For the purposes of applying the equity method of accounting, financial statements as of November 30, 2023 and 2022 have been used. However, the Bank does not consider that any adjustments have to be made since no significant transactions took place between these dates and December 31, 2023 and 2022.

The following table sets forth the changes in the carrying amount of joint ventures of the Bank as of December 31, 2023 and 2022:

	December 31, 2023			December 31, 2022
	In millions of COP
	Compañía de			Compañía de
	financiamiento	Others	Total	financiamiento	Others	Total
	TUYA S.A.			TUYA S.A.
Balance at January 1,	564,998	50,185	615,183	546,633	35,770	582,403
Equity method - (Loss) / Gain(1)	(110,600)	(6,989)	(117,589)	(36,635)	(10,145)	(46,780)
Purchase / capitalizations	62,500	17,890	80,390	55,000	31,524	86,524
Sells or refund of contributions	-	(296)	(296)	-	(10)	(10)
(Impairment loss) / Recovery(2)	(106,574)	416	(106,158)	-	(6,977)	(6,977)
Others	-	-	-	-	23	23
Balance at December 31,	410,324	61,206	471,530	564,998	50,185	615,183
(1)	For further information see Note 25.5. Dividends and net income on equity investments.
(2)	During the year 2023, the impairment loss relates mainly to the fact that the Bank's management requested a valuation of joint venture Tuya S.A. to establish the recoverable amount based in value in use of the previously mentioned joint ventures, which amounted to COP 425,494 with a 13.1% - 20.3% discount rate. As a result of the valuation, the recoverable amount on investment was lower than the carrying amount, therefore, the Bank recorded an impairment in the Consolidated Statement of Income for COP 106,574. Additionally, for 2023, the Bank management performed a valuation, to establish the recoverable amount based in value in use of Fondo de Capital Privado Ruta del Sol compartimento A, which amounted to COP 2,742, with a 36.03% discount rate. As a result of the valuation, the recoverable amount of the investment was higher than the carrying amount, for this, the Bank recognised a recovery of the impairment losses for COP 416. See Note 25.5. Dividends and net income on equity investments.

The following is additional information regarding the Bank’s most significant joint ventures as of December 31, 2023 and 2022:

As of December 31, 2023

				Income from
	Assets		Liabilities	ordinary activities	Loss
Company name	(unaudited)	(1)	(unaudited)	(unaudited)	(unaudited)	(2)
In millons of COP
Compañía de financiamiento TUYA S.A.	3,827,631		3,313,741	2,205,538	221,199
(1)	Includes cash and cash equivalents for COP 223,625.
(2)	Includes interest and valuation income for COP 1,142,715, credit impairment charges, net for COP 949,125, interest expenses for COP 502,501, depreciation and amortization for COP 38,491 and income tax revenue for COP 131,265.

As of December 31, 2022

				Income from
	Assets		Liabilities	ordinary activities	Loss
Company name	(unaudited)	(1)	(unaudited)	(unaudited)	(unaudited)	(2)
In millons of COP
Compañía de financiamiento TUYA S.A.	5,101,346		4,491,257	1,973,131	73,266
(1)	Includes cash and cash equivalents for COP 523,835.
(2)	Includes interest and valuation income for COP 1,001,631, interest expenses for COP 304,114, depreciation and amortization for COP 32,122 and income tax revenue for COP 7,907.

The accumulated other comprehensive income before tax of investments in associates and joint ventures as of December 31, 2023 and 2022, corresponds to COP 4,751 and COP 13,385, respectively.

As of December 31, 2023 and 2022, there are no restrictions on the ability of the associates and joint ventures to transfer funds to the Bank in the form of cash dividends. In the same way, there are no contingent liabilities incurred by the Bank regarding its interests in the aforementioned joint ventures and associates.

NOTE 9. GOODWILL AND INTANGIBLE ASSETS, NET

Intangibles assets and goodwill net are as follows:

	December 31, 2023	December 31, 2022
In millions of COP
Goodwill	7,818,125	9,836,661
Intangible assets	671,572	602,531
Total intangible assets and goodwill, net	8,489,697	10,439,192

9.1. Intangible assets

The following table sets forth the Bank’s intangible assets as of December 31, 2023 and 2022, including the reconciliation of initial and final balances of the cost and accrued amortization:

As of December 31, 2023

		Licenses, software
Cost	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2023	28,438	1,361,258	554,558	1,944,254
Acquisitions	-	352,248	-	352,248
Write off	-	(119,482)	-	(119,482)
Foreign currency translation adjustment	(5,842)	(184,188)	(113,922)	(303,952)
Balance at December 31, 2023	22,596	1,409,836	440,636	1,873,068

		Licenses, software
Amortization	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2023	28,437	765,339	547,947	1,341,723
Write off	-	(119,482)	-	(119,482)
Amortization expense(1)	-	210,333	1,984	212,317
Foreign currency translation adjustment	(5,841)	(114,425)	(112,796)	(233,062)
Balance at December 31, 2023	22,596	741,765	437,135	1,201,496

Intangible assets at December 31, 2023, net	-	668,071	3,501	671,572
(1)	See Note 26.3. Impairment, depreciation and amortization.

As of December 31, 2022

		Licenses, software
Cost	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2022	23,537	997,609	458,980	1,480,126
Acquisitions	-	245,204	-	245,204
Write off	-	(43,991)	-	(43,991)
Transfers from premises and equipment	-	30,068	-	30,068
Foreign currency translation adjustment	4,901	132,368	95,578	232,847
Balance at December 31, 2022	28,438	1,361,258	554,558	1,944,254

		Licenses, software
Amortization	Trademarks	and computer	Client	Total
		applications	relationships
In millions of COP
Balance at January 1, 2022	20,174	523,055	451,271	994,500
Write off	-	(41,148)	-	(41,148)
Amortization expense(1)	3,595	170,004	2,392	175,991
Transfers from premises and equipment	-	28,940	-	28,940
Foreign currency translation adjustment	4,668	84,488	94,284	183,440
Balance at December 31, 2022	28,437	765,339	547,947	1,341,723

Intangible assets at December 31, 2022, net	1	595,919	6,611	602,531
(1)	See Note 26.3. Impairment, depreciation and amortization.

As of December 31, 2023 and 2022, the assessment made by the Bank indicates there is no evidence of impairment of intangible assets.

As of December 31, 2023 and 2022, the Bank does not have intangible assets with restricted ownership, intangible assets pledged as collateral or contractual agreements for the acquisition of this class of assets.

Research and development costs

During the period ended at December 31, 2023, 2022 and 2021, the Bank incurred in research and development expenditures on non-capitalized intangible assets for COP 64,363, COP 40,229 and COP 11,882, respectively, recognized in the Consolidated Statement of Income. These costs were the result of the analysis design and implementation of the transformation projects, the most representative of which were: Core Nequi Renewal (Colombia) and core transformation in Banistmo S.A. The expenses were recorded mainly as fees in the line ‘Other administrative and general expenses’ of the Consolidated Statement of Income.

Intangibles which did not meet the criteria to be recognized as assets

During the period ended December 31, 2023, 2022 and 2021, the Bank recognized in the Consolidated Statement of Income the amount of COP 1,026, COP 49,079 and COP 10,046, respectively, related to expenditures which were not recognized as intangible assets. These expenses were not recorded as assets due to the lack of characterists to be reliably identifiable, and those assets do not support critical processes to be recognized as intangible assets.

9.2   Goodwill

The following table sets forth an analysis of the activity in the goodwill account:

	December 31, 2023	December 31, 2022
In millions of COP
Balance at beginning of the year, net	9,836,661	8,143,146
Effect of change in foreign exchange rate(1)	(2,018,536)	1,693,515
Balance at end of the year, net	7,818,125	9,836,661
(1)	The market representative rate at the end of December 31, 2023 is COP 3,822.05 colombian pesos and 2022 is COP 4,810.20 colombian pesos. See Note 2.D.1. Functional currency, transactions and balances in foreign currency.

The Bank tests goodwill recognized as a result of business combinations for impairment at least annually using a process that begins with an estimation of the recoverable amount of a group of cash-generation units equal to the operating segment. Recoverable amount is determined by management by reference to market value, if available, by pricing models, or with the assistance of a valuation specialist. Determination of recoverable amount requires management to make assumptions and use estimates to forecast cash flow for periods that are beyond the normal requirements of management reporting; the assessment of the appropriate discount rate; estimation of the recoverable amount of cash-generation units; and the valuation of the separable assets of each business whose goodwill is being reviewed.

The key assumptions used by management in determining the recoverable amount as of December 31, 2023 and 2022 are:

As of December 31, 2023

			Discount Rate	(1)	Growth rate (2)	Goodwill
Operating segment	Valuation Methodology	Key Assumptions	(real)		(real)	2023
In millions of COP
Banking Panama	Discounted Cash flow	5 years plan	10.90%		4.50%	5,837,310
Banking			17.10%
El Salvador	Discounted Cash flow	5 years plan	and 15.50	%(3)	3.70%	1,078,105
Banking Guatemala	Discounted Cash flow	5 years plan	12.30%		4.80%	892,050
		Multiples EV/ Revenue	Does not		Does not
Others Segments	Comparable multiples	and EV/EBITDA	apply		apply	10,660
Total						7,818,125
(1)	The discount rate is the return that would be expected for an investment that generates cash flows similar to those that are expected to be obtained from the use of the CGU. CAPM methodology was used as a basis to determine this rate.
(2)	This rate is equivalent to the nominal or real growth of the economy in Guatemala, Panama and El Salvador, which is considered an important driver for the growth of the banking industry.
(3)	Corresponds to the discount rate used for the short and long term, respectively.

As of December 31, 2022

			Discount Rate	(1)	Growth rate (2)	Goodwill
Operating segment	Valuation Methodology	Key Assumptions	(real)		(real)	2022
In millions of COP
Banking Panama	Discounted Cash flow	5 years plan	10.90%		5.30%	7,346,484
Banking			20.10%
El Salvador	Discounted Cash flow	5 years plan	and 16.10	%(3)	3.90%	1,356,837
Banking Guatemala	Discounted Cash flow	5 years plan	13.00%		4.90%	1,122,680
		Multiples EV/ Revenue	Does not		Does not
Others Segments	Comparable multiples	and EV/EBITDA	apply		apply	10,660
Total						9,836,661
(1)	The discount rate is the return that would be expected for an investment that generates cash flows similar to those that are expected to be obtained from the use of the CGU. CAPM methodology was used as a basis to determine this rate.
(2)	This rate is equivalent to the nominal or real growth of the economy in Guatemala, Panama and El Salvador, which is considered an important driver for the growth of the banking industry.
(3)	Corresponds to the discount rate used for the short and long term, respectively.

In 2023 and 2022, the Bank tested the aforementioned goodwill for impairment purposes at the following operating segment levels: Banking Panama, Banking El Salvador and Banking Guatemala. Each operating segment represents a group of cash generating units. Evaluating the goodwill impairment at an operating segment level ensures the alignment with the approach used by the CODM to make decisions about resources to be allocated to the segments and assess its performance. After the valuation, it was determined that there is no impairment loss for any of the cash-generating units mentioned above during 2023 and 2022.

Sensitivity analysis:

In order to assess the impact of changes in certain significant inputs such as the discount rate and the growth rate in the operating segments’ recoverable amount, the Bank undertook a sensitivity analysis of these inputs through alternative scenarios.

The tables below present the estimated recoverable amount of each operating segment obtained as a result of sensitivity analysis for the discount rate and growth rate in basis points (bips):

As of December 31, 2023

Banking Panama

	+50 bips	Discount rate	-50 bips
Growth rate	11.40%	10.90%	10.40%
4.50%	10,826,278	11,721,608	12,770,528

	-50 bips	Growth rate	+50 bips
Discount rate	4.00%	4.50%	5.00%
10.90%	11,224,673	11,721,608	12,302,770

Banking El Salvador

	+100 bips	Discount rate	-100 bips
	18.10%	17.10%	16.10%
Growth rate	16.50%	15.50%	14.50%
3.70%	3,909,551	4,241,177	4,634,962

	-50 bips	Growth rate	+50 bips
Discount rate	3.20%	3.70%	4.20%
17.10% and 15.50%	4,182,324	4,241,177	4,305,238

Banking Guatemala

	+50 bips	Discount rate	-50 bips
Growth rate	12.80%	12.30%	11.80%
4.80%	3,903,356	4,224,256	4,592,449

	-50 bips	Growth rate	+50 bips
Discount rate	4.30%	4.80%	5.30%
12.30%	4,090,025	4,224,256	4,377,661

As of December 31, 2022

Banking Panama

	+50 bips	Discount rate	-50 bips
Growth rate	11.40%	10.90%	10.40%
5.30%	12,851,974	14,049,526	15,483,841

	-50 bips	Growth rate	+50 bips
Discount rate	4.80%	5.30%	5.80%
10.90%	13,351,970	14,049,526	14,883,860

Banking El Salvador

	+100 bips	Discount rate	-100 bips
	21.10%	20.10%	19.10%
Growth rate	17.10%	16.10%	15.10%
3.90%	4,543,466	4,913,975	5,351,507

	-50 bips	Growth rate	+50 bips
Discount rate	3.40%	3.90%	4.40%
20.10% and 16.10%	4,851,416	4,913,975	4,981,886

Banking Guatemala

	+50 bips	Discount rate	-50 bips
Growth rate	13.50%	13.00%	12.50%
4.90%	4,854,108	5,225,546	5,647,675

	-50 bips	Growth rate	+50 bips
Discount rate	4.40%	4.90%	5.40%
13.00%	5,070,100	5,225,546	5,401,451

The Bank considers goodwill as an asset with indefinite useful life.

9.3 Business combination

For 2023 there were no business combinations, for 2022 and 2021 the business combinations effected by the Bank are below:

P.A. FAI CALLE 77

On June 4, 2021, Bancolombia S.A. entered into an agreement with CCLA Colombia S.A.S. for the conditional assignment of the fiduciary rights of the Trust named P.A. FAI Calle 77, which owns the Nomad 77 Building located in the city of Bogotá (Colombia), which is the first project built for Multifamily rental housing in Colombia.  Bancolombia S.A. concluded that it has control over the P.A. FAI Calle 77 given that it has exposures, or rights, to variable returns from its involvement in the investee and also has the ability to use its power to affect returns from the rental housing activity, through its participation in executive committees, and has the capacity to direct the activity that most significantly affects returns of all business – namely, approval rights over the disposal of the real estate projects.

The transaction was completed on March 1, 2022, upon Bancolombia S.A. obtaining the registration that qualifies it as a lessor of real estate for urban housing from the “Secretaría de Habitat” of Bogota. This registration was the condition to which the transfer of the fiduciary rights were subject. The Bank also obtained control of the P.A. FAI Calle 77 Trust on March 1, 2022, and has an equity interest of 98.00%. This acquisition reflects the Bank's objective to evolve its value proposition based on the current needs of the market, seeking to provide a differential service in rental housing.

The consideration paid by Bancolombia S.A. was COP 56,968, which consisted of a cash advance of COP 29,025 on June 9, 2021 and settlement of an active financial leasing operation with the sellers for COP 27,943.

The acquisition of the P.A. FAI Calle 77 Trust was accounted for in accordance with the acquisition method of IFRS 3. The purchase price was assigned to the assets and liabilities acquired, based on their estimated fair values at the acquisition date.

The Bank opted to measure the non-controlling interest in the acquiree of 2.00% at fair value, which amounted to COP 1,166 at the date of acquisition.

The estimate of the fair value of the assets acquired and liabilities assumed was based on information available as of March 1, 2022. The Bank believes that this information provides a reasonable basis for determining fair values:

In millions of COP
Purchase Price Allocation
Pruchase price on June 9, 2021	56,968
Non-controlling interest at fair value	1,166
TOTAL	58,134

Fair value of net assets acquired
ASSETS
Cash and cash equivalents	799
Accounts receivable	299
Premises and equipment, net	3
Investments property	60,850
Other assets	78
Total Assets	62,029

LIABILITIES
Accounts payable	1,080
Deferred tax	283
Other liabilities	99
Total Liabilities	1,462
Fair value of net assets acquired	60,567

Gain from a bargain purchase	2,433

The acquisition of P.A. FAI Calle 77 Trust resulted in the recognition of a gain from a bargain purchase of COP 2,433, which was recognized in “Dividends and net income on equity investments” line item of the Consolidated Statement of Income. The amount of the identifiable net assets of the acquiree exceeds the fair value of the consideration transferred, plus the fair value of the non-controlling interest therein, due to the fact that the price was agreed 9 months before the efective transfer of control of the business, reflecting a valuation of the assets.

Acquisition-related cost

In connection with the acquisition, the Bank incurred costs which are recorded in the "Other administrative and general expenses" line item of the Consolidated Statement of Income.

WOMPI S.A.S. (before “Vlipco S.A.S.”)

On November 10, 2021, Bancolombia S.A. entered into a stock purchase agreement, pursuant to which Bancolombia S.A. agreed to purchase an additional 47.37% stake in the capital stock of the Colombian company, Wompi S.A.S. Wompi S.A.S. provides technology services to financial companies and qualifies as a business as defined in IFRS 3.

At the acquisition date, the Bank owned 91,838 shares of Wompi S.A.S. that represented 47.40% of the total capital stock of the company, classified as an investment in joint venture.

The transaction was completed on November 30, 2021, upon receipt of required regulatory approvals from the Superintendencia of Industry and Commerce, and as a result Bancolombia S.A. obtained control of Wompi S.A.S. The consideration paid by Bancolombia S.A. was COP 9,474, in cash.

The acquisition of Wompi S.A.S. in stages was accounted for under the acquisition method, in accordance with IFRS 3. Accordingly, the Bank has remeasured its previously held equity interest in Wompi S.A.S. at its acquisition-date fair value and recognized the resulting gain or loss and equity method adjustment.

The purchase price was preliminarily allocated to the acquired assets and liabilities based on their estimated fair values at the acquisition date, as summarized in the following table. The goodwill of COP 10,660 is calculated as the purchase premium after adjusting for the fair value of net assets acquired, and reflects the value expected from the synergies from combining Wompi’s technology services with the Bank’s financial services, as well as the opportunity to increase its national and international operations in the payments gateway market, that do not qualify for a separate recognition as intangible assets. The goodwill has been allocated to the segment Other Segments.  None of the goodwill is expected to be deductible for income tax purposes.

The Bank has elected to measure the non-controlling interests of 5.23% in the acquiree at fair value, the amount at the acquisition date was COP 1,047.

For this acquisition, the estimated fair value of assets acquired and liabilities assumed are based on the information available at November 30, 2021. The Bank believes that this information provides a reasonable basis for determining fair values.

In millions of COP
Wompi S.A.S Purchase Price Allocation
Pruchase price on November 30, 2021	9,474
Fair value of previously held invesment	9,479
Non-controlling interest at fair value	1,047
TOTAL	20,000

Book value of net assets acquired
ASSETS
Cash and cash equivalents	296
Accounts receivable	241
Taxes receivable	433
Premises and equipment, net	22
Other assets	32
Total Assets	1,024

LIABILITIES
Short-term borrowings	37
Accounts payable	45
Taxes liabilities	78
Employee benefit plans	106
Total Liabilities	266
Net assets at book value	758

Wompi S.A.S intangibles assets recognized at the acquisition date:
Software(1)	13,196
Deferred tax	(4,614)
Fair value of net assets acquired	9,340

Goodwill	10,660
(1)	The fair value of the intangible assets includes a software development that supports the operation of the Wompi S.A.S. payment gateway, with a fair value of COP 13,196.

Acquisition-related cost

In connection with the acquisition of Wompi S.A.S., the Bank incurred costs which are recorded in the ‘Other administrative and general expenses’ line item of the Consolidated Statement of Income. The transaction costs were immaterial.

Previously held interest

Prior to control being obtained, the Bank accounted for its investment in Wompi S.A.S. using the equity method, due to the fact that the Bank had joint control of Wompi S.A.S. and, accordingly, it was classified as a joint venture. The previous shareholding was 47.40%.

Date and nature of investment	Share in equity
Investment recorded as an joint venture(1)	47.40%
November 2021 – acquisition of 47.37%, control obtained	47.37%
Total at December 31, 2021	94.77%
(1)	Investment made since July 2019, the participation percentage was 48.91% at initial recognition.

At the date of obtaining control (the acquisition date), the Bank remeasured the previously held equity interest to fair value and recognized revenue amounting to COP 5,197 in the Consolidated Statement of Income as “Dividends and net income on equity investments” (See Note 25.5. Dividends and net income on equity investments).

NOTE 10. PREMISES AND EQUIPMENT, NET

As of December 31, 2023 and 2022, the premises and equipment, net consisted of the following:

As of December 31, 2023

Premises and equipment for own use

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment for own use	January 1,		Expenses		Assets	changes in	December 31,
	2023	Additions	depreciation and	Disposals	classified as held	foreign	2023
			impairment(1)		for sale and	exchange
					other assets	rate
In millions of COP
Land
Cost	605,713	3,750	-	(3,738)	(39,665)	(48,655)	517,405
Construction in progress
Cost	51,839	46,846	-	-	-	(15,052)	83,633
Buildings
Cost	1,878,689	25,644	-	(30,968)	18,311	(151,671)	1,740,005
Accumulated depreciation	(535,550)	-	(38,565)	10,828	(11,916)	82,007	(493,196)
Accumulated impairment	-	-	(153)	153	-	-	-
Furniture and fixtures
Cost	709,894	57,565	-	(29,474)	(6,522)	(53,325)	678,138
Accumulated depreciation	(432,992)	-	(44,238)	25,956	-	35,757	(415,517)
Accumulated impairment	-	-	(797)	797	-	-	-
Computer equipment
Cost	1,007,230	129,012	-	(91,096)	2,416	(73,129)	974,433
Accumulated depreciation	(595,991)	-	(114,887)	73,226	(4,100)	49,316	(592,436)
Accumulated impairment	-	-	(1,507)	1,507	-		-
Vehicles
Cost	31,713	9,967	-	(6,709)	2,489	(3,480)	33,980
Accumulated depreciation	(19,506)	-	(5,331)	5,650	(14)	1,895	(17,306)
Leasehold improvements
Cost	9,661	26,950	-	-	(19,436)	(538)	16,637
Accumulated depreciation	(627)	-	(25)	-	-	130	(522)
Total premises and equipment for own use - cost	4,294,739	299,734	-	(161,985)	(42,407)	(345,850)	4,044,231
Total premises and equipment - accumulated depreciation	(1,584,666)	-	(203,046)	115,660	(16,030)	169,105	(1,518,977)
Total premises and equipment - accumulated impairment	-	-	(2,457)	2,457	-	-	-
Total premises and equipment for own use, net	2,710,073	299,734	(205,503)	(43,868)	(58,437)	(176,745)	2,525,254

(1) See Note 26.3. Impairment, depreciation and amortization.

Premises and equipment in operating leases

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment in operating leases	January 1,		Expenses		Assets	changes in	December 31,
	2023	Additions	depreciation and	Disposals	classified as held	foreign	2023
			impairment(1)		for sale and	exchange
					other assets	rate
In millions of COP
Furniture and fixtures
Cost	2,091	-	-	-	-	-	2,091
Accumulated depreciation	(360)	-	(254)	-	-	-	(614)
Computer equipment
Cost	150,969	66,833	-	(4,463)	14,822	-	228,161
Accumulated depreciation	(66,577)	-	(49,364)	3,855	16,448	-	(95,638)
Vehicles
Cost	4,718,405	1,156,419	-	(79,280)	(1,007,899)	-	4,787,645
Accumulated depreciation	(787,535)	-	(383,712)	18,181	228,701	-	(924,365)
Accumulated impairment	-	-	(2,023)	2,023	-	-	-
Total premises and equipment in operating leases - cost	4,871,465	1,223,252	-	(83,743)	(993,077)	-	5,017,897
Total premises and equipment - accumulated depreciation	(854,472)	-	(433,330)	22,036	245,149	-	(1,020,617)
Total premises and equipment - accumulated impairment	-	-	(2,023)	2,023	-	-	-
Total premises and equipment in operating leases, net	4,016,993	1,223,252	(435,353)	(59,684)	(747,928)	-	3,997,280

(1) See Note 26.3. Impairment, depreciation and amortization.

Premises and equipment total

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment total	January 1,		Expenses		Assets	changes in	December 31,
	2023	Additions	depreciation and	Disposals	classified as held	foreign	2023
			impairment(1)		for sale and	exchange
					other assets	rate
In millions of COP
Total premises and equipment - cost	9,166,204	1,522,986	-	(245,728)	(1,035,484)	(345,850)	9,062,128
Total premises and equipment - accumulated depreciation	(2,439,138)	-	(636,376)	137,696	229,119	169,105	(2,539,594)
Total premises and equipment - accumulated impairment	-	-	(4,480)	4,480	-	-	-
Total premises and equipment, net	6,727,066	1,522,986	(640,856)	(103,552)	(806,365)	(176,745)	6,522,534

(1) See Note 26.3. Impairment, depreciation and amortization.

As of December 31, 2022

Premises and equipment for own use

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment for own use	January 1,		Expenses		Assets	changes in	December 31,
	2022	Additions	depreciation and	Disposals	classified as held	foreign	2022
			impairment(1)		for sale and	exchange
					other assets	rate
In millions of COP
Land
Cost	551,484	34,151	-	(3,773)	(17,068)	40,919	605,713
Construction in progress
Cost	37,040	24,643	-	(17,714)	-	7,870	51,839
Accumulated impairment	-	-	(3,536)	3,536	-	-	-
Buildings
Cost	1,795,240	20,789	-	(18,844)	(43,379)	124,883	1,878,689
Accumulated depreciation	(458,784)	-	(37,604)	14,939	13,878	(67,979)	(535,550)
Furniture and fixtures
Cost	662,385	46,390	-	(42,540)	-	43,659	709,894
Accumulated depreciation	(388,005)	-	(44,958)	29,759	-	(29,788)	(432,992)
Computer equipment
Cost	881,056	191,122	-	(125,436)	-	60,488	1,007,230
Accumulated depreciation	(545,954)	-	(114,099)	106,367	-	(42,305)	(595,991)
Vehicles
Cost	42,366	5,253	-	(18,361)	(163)	2,618	31,713
Accumulated depreciation	(18,233)	-	(4,484)	4,721	64	(1,574)	(19,506)
Leasehold improvements
Cost	5,307	32,144	-	(1,058)	(27,075)	343	9,661
Accumulated depreciation	(510)	-	(32)	16	-	(101)	(627)
Total premises and equipment for own use - cost	3,974,878	354,492	-	(227,726)	(87,685)	280,780	4,294,739
Total premises and equipment - accumulated depreciation	(1,411,486)	-	(201,177)	155,802	13,942	(141,747)	(1,584,666)

Total premises and equipment - accumulated impairment	-	-	(3,536)	3,536	-	-	-
Total premises and equipment for own use, net	2,563,392	354,492	(204,713)	(68,388)	(73,743)	139,033	2,710,073

(1) See Note 26.3. Impairment, depreciation and amortization.

Premises and equipment in operating leases

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment in operating leases	January 1,		Expenses		Assets	changes in	December 31,
	2022	Additions	depreciation and	Disposals	classified as held	foreign	2022
			impairment(1)		for sale and	exchange
					other assets	rate
In millions of COP
Furniture and fixtures
Cost	2,091	-	-	-	-	-	2,091
Accumulated depreciation	(106)	-	(254)	-	-	-	(360)
Computer equipment
Cost	121,071	45,690	-	(6,001)	(9,791)	-	150,969
Accumulated depreciation	(46,884)	-	(32,482)	4,618	8,171	-	(66,577)
Vehicles
Cost	3,113,511	2,265,250	-	(36,539)	(623,817)	-	4,718,405
Accumulated depreciation	(652,423)	-	(326,683)	2,700	188,871	-	(787,535)
Total premises and equipment in operating leases - cost	3,236,673	2,310,940	-	(42,540)	(633,608)	-	4,871,465
Total premises and equipment - accumulated depreciation	(699,413)	-	(359,419)	7,318	197,042	-	(854,472)
Total premises and equipment in operating leases, net	2,537,260	2,310,940	(359,419)	(35,222)	(436,566)	-	4,016,993
(1)	See Note 26.3. Impairment, depreciation and amortization.

Premises and equipment total

		Roll - forward
	Balance at					Effect of	Balance at
Premises and equipment total	January 1,		Expenses		Assets	changes in	December 31,
	2022	Additions	depreciation and	Disposals	classified as held	foreign	2022
			impairment(1)		for sale and	exchange
					other assets	rate
In millions of COP
Total premises and equipment - cost	7,211,551	2,665,432	-	(270,266)	(721,293)	280,780	9,166,204
Total premises and equipment - accumulated depreciation	(2,110,899)	-	(560,596)	163,120	210,984	(141,747)	(2,439,138)
Total premises and equipment - accumulated impairment	-	-	(3,536)	3,536	-	-	-
Total premises and equipment, net	5,100,652	2,665,432	(564,132)	(103,610)	(510,309)	139,033	6,727,066
(1)	See Note 26.3. Impairment, depreciation and amortization.

As of December 31, 2023 and 2022, there were contractual commitments for the purchase of premises and equipment of COP 4,025 and COP 3,816, respectively. As of December 31, 2023 and 2022, there was no premises and equipment pledged as collateral, or with ownership restrictions. Additionally, the assessment made by the Bank indicates there is no evidence of impairment of its premises and equipment.

As of December 31, 2023 and 2022, the amount of fully depreciated premises and equipment that is still in use is COP 673,376 and COP 714,734, respectively, mainly comprised of computer equipment, furniture and fixtures and office equipment. The temporarily idle premises and equipment amounted to COP 79,644 in 2023 and COP 75,473 in 2022.

NOTE 11. INVESTMENT PROPERTIES

The table below sets forth the reconciliation between the initial balance account and the balance at the end of the period, at fair value:

	December 31, 2023	December 31, 2022
In millions of COP
Balance at the beginning of the year	3,994,058	3,132,220
Acquisitions	294,569	731,600
Subsequent expenditure recognised as an asset	170,920	66,745
Sales/Write-offs	(21,194)	(233,974)
Acquisitions through business combination(1)	-	60,850
Amount reclassified from premises and equipment(2)	39,096	-
Gains on valuation(3)	232,462	236,617
Balance at the end of the period(4)	4,709,911	3,994,058
(1)	In 2022 corresponds to PA FAI Calle 77. See Note 9.3. Business combination.
(2)	In 2023, the amount relates properties from FCP Fondo Inmobiliario Colombia that were reclassified from premises and equipment to investment property, because they are held for obtaining profits and capital appreciation.
(3)	The difference with the line Investment property valuation included in Other operating income corresponds to gains recognized in acquisitions. See Note 25.4. Other operating income - Investment property valuation and Others.
(4)	Between December 31, 2023 and 2022, there were no transfers in and out of Level 3 fair value hierarchy related with investment properties. See Note 30. Fair value of assets and liabilities.

The valuation adjustments recorded by the Bank related to its investment properties are detailed below:

As of December 31, 2023

	Balance at the			Amount	Adjusted fair
Type of asset	beginning of the	Appraisals	Net increase(1)(2)	reclassified from	value at the end
	year			premises and equipment(3)	of the year
In millions of COP
Buildings	3,870,706	194,608	280,107	39,096	4,384,517
Lands	123,352	37,854	164,188	-	325,394
Total	3,994,058	232,462	444,295	39,096	4,709,911
(1)	The increase in buildings corresponds mainly in Bancolombia for the purchase for COP 80,954, FCP Fondo Inmobiliario Colombia for COP 91,182, in addition to subsequent expenditure for investment properties under construction for COP 71,023.
(2)	The increase in lands corresponds mainly to the entry of NOMAD CENTRAL, P.A CALLE 84 (2) and P.A CALLE 84 (3) for COP 92,585 and the subsequent expenditure for COP 71,354.
(3)	The amount reclassified from premises and equipment corresponds properties from FCP Fondo Inmobiliario Colombia that were transfers to investment property, because they are held for obtaining profits and capital appreciation.

As of December 31, 2022

	Balance at the			Acquisitions	Adjusted fair
Type of asset	beginning of the	Appraisals	Net increase	from business	value at the end
	year		(decrease) (1)(2)	combination(3)	of the year
In millions of COP
Buildings	2,949,720	239,823	620,313	60,850	3,870,706
Lands	182,500	(3,206)	(55,942)	-	123,352
Total	3,132,220	236,617	564,371	60,850	3,994,058
(1)	The net increase in buildings corresponds mainly to increases in P.A. MERCURIO for COP 249,492, FCP Fondo Inmobiliario Colombia for COP 242,274, Bancolombia S.A. for COP 221,834 and sales made by FCP Fondo Inmobiliario Colombia for COP 147,483.

(2)	The decrease in lands corresponds mainly to the sale of land by Valores Simesa S.A.
(3)	For more information on acquisitions from business combinations, See Note 9.3. Business.

Amounts recognized in the statement of income for the period.

The table sets forth the main income recorded by the Bank related to its investment properties:

	December 31, 2023	December 31, 2022	December 31, 2021
	In millions of COP
Income from rentals	228,325	157,511	139,021
Operating expenses due to:
Investment properties that generated income through rentals	28,813	21,267	15,331
Investment properties that did not generate income through rentals	10,378	19,021	10,050

Currently, there are no restrictions on the use or income derived from the buildings or lands that the Bank has as investment property.

The fair value of the Bank’s investment properties for the year ending at December 31, 2023 and 2022, has been recorded according to the assessment made by independent external consulting companies that have the appropriate capacity and experience in performing those assessments. The appraisers are either approved by the Property Market Auctions of Colombia or foreign appraisers, who are required to provide a second signature by a Colombia appraiser accredited by the Property Market Auctions.

Fair value appraisals are carried out in accordance with IFRS 13. The reports made by the external consulting company contain the description of the valuation methodologies used, and key assumptions such as: discount rates, calculation of applied expenses and income approach, among others. The fair value of the investment properties is based on the comparative market approach, which reflects the prices of recent transactions with similar characteristics. Upon determining the fair value of these investment properties, the greater and best use of these investment properties is their present use. For further information about measurement techniques and inputs used by consulting companies, see Note 30 Fair Value of assets and liabilities.

As of December 31, 2023 and 2022, the Bank does not have investment properties held under financial leases.

NOTE 12. INCOME TAX

The income tax is recognized in each of the countries where the Bank has operations, in accordance with the tax regulations in force in each of the jurisdictions.

12.1 Components recognized in the income statement:

	December 31,	December 31,	December 31,
	2023	2022	2021
In millions of Colombian pesos
Current tax(1)
Fiscal term	(1,779,538)	(2,644,173)	(1,321,400)
Prior fiscal terms	46,791	39,137	71,932
Total current tax	(1,732,747)	(2,605,036)	(1,249,468)
Deferred tax
Fiscal term	(282,012)	(80,663)	(530,926)
Adjustments for consolidation purposes	82,204	(62,722)	4,169
Total deferred tax	(199,808)	(143,385)	(526,757)
Total income tax(2)	(1,932,555)	(2,748,421)	(1,776,225)
(1)	The nominal income tax rate used in Colombia for the years 2023 and 2022 is 35%, and for the year 2021 it was 31%. The Colombian financial institutions of the Group liquidated some additional points in the income tax of 5% for the years 2023 and 2022, and 3% for the year 2021.

(2)	See table 12.3 Reconciliation of the effective tax rate.

12.2 Legal regulatory changes

Principal changes introduced by the tax reform of 2022:

The Colombian Congress enacted Law 2277 of 2022 on 13th of December 2022, which became effective January 1, 2023. The most significant measures this norm are outlined below:

The Corporate Income Tax rate (CIT) continues at 35%; however, the surcharge applicable to financial entities from 2023 to 2027 increased by 5%.  This surcharge is applicable when the financial entities have a taxable income equal to, or higher than 120.000 tax units (UVT).

Certain non-taxable incomes, special deductions, exempt incomes, and tax credits will be limited to 3% of the taxpayer´s net income before deductions.

For the fiscal year 2023 onwards, Industry and Trade Tax (ITT) will not be creditable against the Corporate Income Tax. Therefore, ITT only will be eligible as a deduction.

A minimum effective tax rate of 15% was introduced for Colombian corporations. This rate must be calculated by dividing the due tax (with certain adjustments) over the book profits (with certain adjustments).

Profits derived from the sale of shares listed on the Colombian Stock Exchange will be treated as non-taxable income if: i) a single shareholder owns them, and ii) they are not more than 3% of the total outstanding shares listed by the entity in the taxable year.

The distribution of profits in shares will be taxable for CIT matters.

Payments falling into the following categories i) social club memberships, ii) personal payments to shareholders and their relatives, and iii) labor expenses of home support personnel, among others, will not be deductible for CIT purposes.

Donations to research, technological developments, and innovation will not be deductible.

Dividend tax rate increases as follows:

Dividend tax	Rate
Foreign entities	From 10% to 20%
Colombian corporations	From 7,5% to 10%

Capital gains tax increases from 10% to 15%.

A temporary reduction in penalties and interest of 60% will be applied upon the fulfillment of certain requirements

The tax determination will be made through electronic invoicing when the taxpayer has not filed their income tax returns.

Penalty for not sending information to the Tax Office is reduced to 7500 tax units (UVT).

In-kind payments made by an entity to third parties for the acquisition of goods or provision of services will be deemed as taxable income for the entity’s employees, their spouses, their relatives, and any other person with the title of the beneficiary of the payment.

Other Countries:

The income tax rate in the other countries where the Group has a presence amounts to 25% in Guatemala and Panama and 30% in El Salvador.

12.3   Reconciliation of the effective tax rate

The reconciliation between total income tax expenses calculated at the current nominal tax rate and the tax expense recognized in the income statement for the periods ended December 31, 2023, 2022 and 2021 is detailed below:

	December 31,	December 31,	December 31,
Reconciliation of the tax rate	2023	2022	2021
In millions of Colombian pesos
Accounting profit	8,147,526	9,744,786	5,984,012
Applicable tax with nominal rate(1)	(3,259,011)	(3,703,019)	(2,034,564)
Non-deductible expenses to determine taxable profit (loss)	(478,901)	(425,458)	(260,546)
Accounting and non-tax expense (income) to determine taxable profit (loss)	667,744	978,468	767,857
Differences in accounting bases(2)	(106,648)	(19,448)	(32,714)
Fiscal and non-accounting expense (income) to determine taxable profit (loss)	(652,607)	(470,063)	(285,191)
Ordinary activities income exempt from taxation	1,563,793	832,822	412,495
Ordinary activities income not constituting income or occasional tax gain	67,132	120,513	98,870
Tax deductions	156,543	374,233	226,064
Goodwill Depreciation	2,478	461	200,617
Tax depreciation surplus	223,901	162,111	140,384
Untaxed recoveries	(64,516)	(40,559)	(84,692)
Tax rate effect in other countries	(121,597)	(319,825)	(384,669)
Prior fiscal terms	46,791	39,137	71,932
Other effects of the tax rate by reconciliation between accounting profit and tax expense (income)	22,343	(277,794)	(612,068)
Total income tax	(1,932,555)	(2,748,421)	(1,776,225)
(1)	The nominal income tax rate used in Colombia for the years 2023 and 2022 is 35%, and for the year 2021 it was 31%. The Colombian financial institutions of the Group liquidated some additional points in the income tax of 5% for the years 2023 and 2022, and 3% for the year 2021.
(2)	Difference between the technical accounting frameworks in force in Colombia and the full International Financial Reporting Standards (IFRS).

12.4 Components recognized in Other Comprehensive Income (OCI)

See Consolidated Statement of Comprehensive Income

December 31, 2023
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	(44,594)	13,234	(31,360)
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)	11,144	(246)	10,898
Unrealized loss Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	114,287	(21,023)	93,264
Loss on net investment hedge in foreign operations	1,948,833	(772,755)	1,176,078
Exchange differences arising on translating the foreign operations.	(4,963,913)	-	(4,963,913)
Unrealized loss on investments in associates and joint ventures using equity method	(2,225)	2,223	(2)
Net	(2,936,468)	(778,567)	(3,715,035)

See Consolidated Statement of Comprehensive Income

December 31, 2022
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	69,249	(25,090)	44,159
Unrealized loss Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)	33,354	(1,282)	32,072
Gains due to asset revaluation	-	(71)	(71)
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	(172,385)	7,843	(164,542)
Loss on net investment hedge in foreign operations	(1,833,087)	746,232	(1,086,855)
Exchange differences arising on translating the foreign operations.	4,064,795	-	4,064,795
Unrealized gains on investments in associates and joint ventures using equity method	(1,929)	(1,221)	(3,150)
Net	2,159,997	726,411	2,886,408

See Consolidated Statement of Comprehensive Income

December 31, 2021
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement expense related to defined benefit liability	7,444	(1,791)	5,653
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)(1)	3,994	48,153	52,147
Gains due to asset revaluation	-	(142)	(142)
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	(61,052)	9,527	(51,525)
Loss on net investment hedge in foreign operations	(1,207,052)	493,346	(713,706)
Exchange differences arising on translating the foreign operations.	2,513,742	-	2,513,742
Unrealized gains on investments in associates and joint ventures using equity method	2,913	(982)	1,931
Net	1,259,989	548,111	1,808,100
(1)	Includes income tax to partial payments of asset-backed securities transferred to retained earnings and reclassification of income tax on investments in associates that were transferred from retained earnings to OCI.

12.5       Deferred tax

In accordance with its financial projections, the companies from the Bank’s expects in the future to generate enough liquid income to offset the items recorded as deductible deferred tax. These estimates start from the financial projections that were prepared considering information from the Bank’s economic research records, the expected economic environment for the next five years. The main indicators on which the models are based are GDP growth, loans growth and interest rates. In addition to these elements, the long-term Group's strategy is taken into account.

The deferred tax asset and liability for each of the concepts that generated taxable or deductible temporary differences for the period ending December 31, 2023 are detailed below:

		Effect on					Adjustments for
	December 31,	Income	Effect on	Effect on	Tax Made(2)	Foreign	consolidation	December 31,
	2022	Statement	OCI	Equity(1)		Exchange	purposes	2023
In millions of Colombian pesos
Asset Deferred Tax:
Property and equipment	11,071	(1,494)	-	-	-	(2,082)	(1,513)	5,982
Employee Benefits	218,263	34,648	13,234	-	-	(6,739)	-	259,406
Deterioration assessment	602,289	1,666	-	-	-	(136,367)	(51,136)	416,452
Investments evaluation	5,591	(231)	(165)	-	-	(134)	-	5,061
Derivatives Valuation	8,457	221,735	-	-	-	-	4,875	235,067
Tax credits settlement	18,186	16,754	-	-	-	-	-	34,940
Financial Obligations	663,095	(663,095)	-	-	-	-	-	-
Insurance operations	-	(633)	-	13,952	-	-	-	13,319
Net investment coverage in operations abroad	1,530,074	(91,043)	(772,755)	-	(137,838)	-	-	528,438
Other deductions	446,451	(191,575)	-	-	-	(13,241)	-	241,635
implementation adjustment	410,477	925	-	-	-	(35,186)	-	376,216
Total Asset Deferred Tax (3)	3,913,954	(672,343)	(759,686)	13,952	(137,838)	(193,749)	(47,774)	2,116,516
Liability Deferred Tax:
Property and equipment	(310,845)	32,867	-	-	-	4,549	128,441	(144,988)
Deterioration assessment	(549,435)	437,539	-	-	-	1,333	(2,828)	(113,391)
Participatory titles evaluation	(154,094)	(200,138)	(21,104)	-	-	(1,205)	6,732	(369,809)
Derivatives evaluation	(20,466)	8,585	-	-	-	4,203	(2,367)	(10,045)
Lease restatement	(258,954)	43,543	-	-	-	-	-	(215,411)
Investments in associates. Adjustment for equity method	(241,748)	168,671	2,223	-	-	(8,730)	-	(79,584)
Financial Obligations	(1,248)	(178,955)	-	-	-	256	-	(179,947)
Goodwill	(1,576,519)	644	-	-	-	1,909	-	(1,573,966)
Insurance operations	-	189	-	(14,138)	-	-	-	(13,949)
Properties received in payment	(162,681)	11,016	-	-	-	3,203	-	(148,462)
Other deductions	(506,706)	66,370	-	-	-	73,779	-	(366,557)
implementation adjustment	(25)	-	-	-	-	-	-	(25)
Total Liability Deferred Tax (3)	(3,782,721)	390,331	(18,881)	(14,138)	-	79,297	129,978	(3,216,134)
Net Deferred Tax	131,233	(282,012)	(778,567)	(186)	(137,838)	(114,452)	82,204	(1,099,618)
(1)	Application of IFRS 17 Insurance Contracts in Guatemala.
(2)	Current tax that arose from the exchange difference due to the liquidation of the bonds that was associated as a hedging instrument.
(3)	The values revealed in the Consolidated Statement of Financial Position correspond to the sum of the net deferred tax per company.

12.6    Amount of temporary differences in subsidiaries, branches, associates over which deferred tax was not recognized is

In accordance with IAS 12, no deferred tax credit was recorded, because management can control the future moment in which such differences are reversed and this is not expected to occur in the foreseeable future.

	December 31, 2023	December 31, 2022
In millions of Colombian pesos
Temporary differences
Local Subsidiaries	(1,378,775)	(1,966,594)
Foreign Subsidiaries	(17,696,145)	(22,854,744)

12.7        Tax credits

For the 2023 period, a deferred tax asset was recognized since the Group companies will have future taxable profits in which they can charge this temporary difference.

The following is the detail of the fiscal losses and presumptive income excesses over net income in the Group's entities, which have not been used, as of December 31, 2023.

		Deferred tax
Company	Base	recognized asset
In millions of Colombian pesos
Renting Colombia S.A.S.	39,037	12,883
Nequi S.A., Compañía de Financiamiento	63,018	22,057
Total	102,055	34,940

12.8       Dividends

12.8.1   Dividend Payment

If the parent company or any of its subsidiaries were to distribute dividends, they would be subject to the tax regulations of each of the countries in which they are decreed and distributed. In the case of Colombian companies, dividends will be subject to the application of Articles 48 and 49 of the Tax Statute and consequently will be subject to withholding at source at the established rates, in accordance with the tax characteristics of each shareholder.

12.8.2   Dividends received from Subsidiary Companies

Considering the historical tax status of the dividends received by the Bank from its affiliates and national subsidiaries, it is expected that in the future dividends will be received on the basis of non-income tax.  They will not be subject to withholding tax, taking into account that the Bank, its affiliates and national subsidiaries belong to the same business group.

12.9     Tax contingent liabilities and assets

In the determination of the effective current and deferred taxes subject to review by the tax authority, the relevant regulations have been applied in accordance with the interpretations made by the Group Bancolombia.

In Colombia due to the complexity of the tax system, ongoing amendments to the tax regulations, accounting changes with implications on tax bases and in general the legal instability of the country, the tax authority may at any time have different criteria than that of the Bank. Consequently, a dispute or inspection by the tax authority on a tax treatment may affect the Bank accounting of assets or liabilities for deferred or current taxes, in accordance with the requirements of IAS 12. However, based on the criteria established in the interpretation of IFRIC 23, the Bank did not recognize uncertain tax positions in its financial statements.

NOTE 13. ASSETS HELD FOR SALE AND INVENTORIES, NET

The breakdown of inventories and assets held for sale, net of the Bank is as follows:

Assets held for sale and inventories	December 31, 2023	December 31, 2022
In millions of COP
Inventories, net	747,302	513,032
Assets held for sale, net	159,451	95,417
Total assets held for sale and inventories, net	906,753	608,449

13.1. Inventories

Due to the nature of the financial services provided by some subsidiaries of the Bank, assets provided through operating or financial leases to third parties that do not exercise the purchase option or that do not have a purchase option, are recorded as inventories once the agreement expires, considering that in the course of the ordinary activities performed by such subsidiaries, those assets are routinely sold.

The Bank’s inventories at December 31, 2023 and 2022, are summarized as follows:

Inventories	December 31, 2023	December 31, 2022
In millions of COP
Lands and buildings	275,808	285,076
Vehicles(1)	469,949	220,522
Machinery and others	38,310	33,091
Total inventory cost	784,067	538,689
Impairment	(36,765)	(25,658)
Total inventories, net	747,302	513,031

(1) The increase is mainly due to the restitution of assets.

Impairment is recognized based on market price fluctuation due to the fact that the fair value is determined by the offering price less cost to sell.

There are no inventories pledged as collateral for liabilities as of December 31, 2023 and 2022.

13.2. Assets held for sale

The assets recognized by the Bank as assets held for sale correspond to machinery, equipment, motor vehicles and technology, among others that have been received as foreclosed assets.

These assets are subject to a current plan for their sale, which contains the details of the selling price allocation and the advertising and marketing plan. Furthermore, the plan specifies the conditions to proceed with the selling process.

The total balance of assets held for sale, by operating segment, are detailed below:

As of December 31, 2023

	Banking	Banking	Banking	Banking
Assets held for sale	Colombia	Panama	El Salvador	Guatemala	Total
In millions of COP
Machinery and equipment	9,238	2,464	-	-	11,702
Cost	9,300	2,473	-	-	11,773
Impairment	(62)	(9)	-	-	(71)
Real estate for residential purposes	6,191	104,934	3,091	3,260	117,476
Cost	6,191	106,642	3,148	4,060	120,041
Impairment	-	(1,708)	(57)	(800)	(2,565)
Real estate different from residential properties	5,406	24,867	-	-	30,273
Cost	5,947	24,980	-	-	30,927
Impairment	(541)	(113)	-	-	(654)
Total assets held for sale - cost	21,438	134,095	3,148	4,060	162,741
Total assets held for sale - impairment	(603)	(1,830)	(57)	(800)	(3,290)
Total assets held for sale(1)	20,835	132,265	3,091	3,260	159,451
(1)	For 2023 there are no assets related to investments held for sale.

As of December 31, 2022

	Banking	Banking	Banking	Banking
Assets held for sale	Colombia	Panama	El Salvador	Guatemala	Total
In millions of COP
Machinery and equipment	5,090	4,828	-	-	9,918
Cost	5,160	4,870	-	-	10,030
Impairment	(70)	(42)	-	-	(112)
Real estate for residential purposes	7,928	52,331	1,559	1,465	63,283
Cost	7,967	54,181	1,616	1,880	65,644
Impairment	(39)	(1,850)	(57)	(415)	(2,361)
Real estate different from residential properties	10,868	11,348	-	-	22,216
Cost	11,178	11,348	-	-	22,526
Impairment	(310)	-	-	-	(310)
Total assets held for sale - cost	24,305	70,399	1,616	1,880	98,200
Total assets held for sale - impairment	(419)	(1,892)	(57)	(415)	(2,783)
Total assets held for sale(1)	23,886	68,507	1,559	1,465	95,417
(1)	For 2022 there are no assets related to investments held for sale.

Impairment losses are recognized for the difference between the carrying and recoverable amount of the asset.

NOTE 14. OTHER ASSETS, NET

As of December 31, 2023 and 2022 the Bank’s other assets, net consist of:

Other Assets, net	December 31, 2023	December 31, 2022
In millions of COP
Tax advance(1)	1,461,816	1,298,400
Other receivables(2)	1,193,294	1,158,447
Assets pledged as collateral (cash)(3)	1,082,611	752,099
Marketable and non-marketable for sale assets(4)	890,653	978,319
Prepaid expenses	713,505	576,742
Receivables related to abandoned accounts(5)	403,432	439,994
Accounts receivable from contracts with customers(6)	259,516	192,029
Receivable Sales of goods and service	254,607	260,674
Commission for letters of credit	207,327	70,249
Operating leases	201,302	172,216
Balance in credit card clearing house	185,164	142,331
Debtors	85,698	21,646
Others	595,799	488,640
Total other assets	7,534,724	6,551,786
Allowance others	(6,688)	(3,920)
Total other assets, net	7,528,036	6,547,866
(1)	Mainly due to increase balance in favor of income tax advance.
(2)	Other accounts receivable are mainly associated with outstanding items with networks, accounts receivable from derivatives and cash transactions, among others.
(3)	Variation generated by growth in current operations with international counterparts.
(4)	Decrease generated mainly in foreign subsidiaries due to the variation of the market representative rate, for December 2022 was COP 4,810.20 colombian pesos and for December 2023 is COP 3,822.05 colombian pesos.
(5)	Corresponds to the application of Law 1777 of February 1, 2016, where established that entities holding balances in savings or checking accounts that are considered abandoned, must transfer these resources to the special fund created and administered by ICETEX for the granting of study credits and credits to promote the quality of Higher Education Institutions.
(6)	Corresponds to accounts receivable from commissions, see Note 25.3.1. Income from commissions and other services, in the detail of accounts receivable and liabilities from contracts.

NOTE 15. DEPOSITS BY CUSTOMERS

The detail of the deposits as of December 31, 2023 and 2022 is as follows:

Deposits	December 31, 2023	December 31, 2022
In millions of COP
Saving accounts(1)(2)	108,971,334	118,443,600
Time deposits(2)	98,686,516	87,138,067
Checking accounts(2)	34,993,066	40,808,856
Other deposits(1)	5,290,264	4,601,800
Total deposits by customers	247,941,180	250,992,323

(1) As of December 31, 2023 and 2022 includes Nequi Deposits by COP 2,924,906 and COP 1,724,123, respectively.

(2) The variation in time deposits is mainly due to the increase in interest rates, which has led to a greater preference for fixed income instruments and a decrease in savings and checking accounts.

The following table details the time deposits issued by the Bank:

As of December 31, 2023

Time deposits	Effective interest rate		December 31, 2023
Modality	Minimum	Maximum	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.10%	15.52%	17,641,158	17,494,878
Between 6 months and 12 months	0.50%	17.32%	18,422,400	18,314,065
Between 12 months and 18 months	0.85%	20.52%	17,523,847	17,647,508
Greater than 18 months	0.01%	20.86%	45,099,111	46,629,404
Total time deposits			98,686,516	100,085,855

(1) See Note 30. Fair value of assets and liabilities.

As of December 31, 2022

Time deposits	Effective interest rate		December 31, 2022
Modality	Minimum	Maximum	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.10%	16.57%	16,922,753	16,900,555
Between 6 months and 12 months	0.50%	17.41%	14,279,083	14,234,825
Between 12 months and 18 months	0.50%	19.51%	13,692,773	13,571,248
Greater than 18 months	0.40%	22.10%	42,243,458	40,942,920
Total time deposits			87,138,067	85,649,548

(1) See Note 30. Fair value of assets and liabilities.

The detail of time deposits issued by the Bank by maturity is as follows:

As of December 31, 2023

December 31, 2023
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	71,178,788	71,315,171
Between 1 and 3 years	13,715,792	13,949,647
Between 3 and 5 years	3,197,528	3,256,102
Greater than 5 years	10,594,408	11,564,935
Total	98,686,516	100,085,855

(1) See Note 30. Fair value of assets and liabilities.

As of December 31, 2022

December 31, 2022
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	60,256,684	60,113,046
Between 1 and 3 years	14,930,613	14,621,696
Between 3 and 5 years	4,318,988	4,017,350
Greater than 5 years	7,631,782	6,897,456
Total	87,138,067	85,649,548

(1) See Note 30. Fair value of assets and liabilities.

NOTE 16. INTERBANK DEPOSITS AND REPURCHASE AGREEMENTS AND OTHER SIMILAR SECURED BORROWING

The following table sets forth information regarding the money market operations recognized as liabilities in Consolidated Statement of Financial Position:

Interbank and repurchase agreements and other similar secured borrowing	December 31, 2023	December 31, 2022
In millions of COP
Interbank Deposits
Interbank liabilities	606,141	902,132
Total interbank	606,141	902,132
Repurchase agreements and other similar secured borrowing
Short selling operations	273,791	125,682
Temporary transfer of securities	44,888	63,370
Repurchase agreements	151,616	-
Total Repurchase agreements and other similar secured borrowing(1)	470,295	189,052
Total money market transactions	1,076,436	1,091,184
(1)	Total repo liabilities have maturities of less than 30 days.

Offsetting of Repurchase and Resale Agreements

For the Bank and its Colombian subsidiaries, substantially all repurchase and resale activities are transacted under legally enforceable repurchase agreements that give the Bank, in the event of default by the counterparty, the right to liquidate securities held with the same counterparty.

The Bank does not offset repurchase and resale transactions with the same counterparty in the consolidated statement of financial position.

The table below presents repurchases and resale transactions included in the consolidated statement of financial position at December 31, 2023 and 2022:

As of December 31, 2023

			Net balance
	Assets /	Amounts offset in	presented in the	Financial	Assets /
	liabilities gross	the statement of	statement of financial	instruments as	liabilities
		financial position	position	collaterals	net
In millions of COP
Securities purchased under resale agreements(1)	7,850,516	-	7,850,516	(7,850,516)	-
Securities sold under repurchase agreements	(470,295)	-	(470,295)	470,295	-
Total repurchase and resale agreements	7,380,221	-	7,380,221	(7,380,221)	-
(1)	The amount includes those presented as cash and cash equivalents for COP 7,840,926 and those presented as other assets for COP 9,590.

As of December 31, 2022

			Net balance
	Assets /	Amounts offset in	presented in the	Financial	Assets /
	liabilities gross	the statement of	statement of financial	instruments as	liabilities
		financial position	position	collaterals	net
In millions of COP
Securities purchased under resale agreements(1)	2,880,987	-	2,880,987	(2,880,987)	-
Securities sold under repurchase agreements	(189,052)	-	(189,052)	189,052	-
Total repurchase and resale agreements	2,691,935	-	2,691,935	(2,691,935)	-
(1)	The amount includes those presented as cash and cash equivalents for COP 2,873,716 and those presented as other assets for COP 7,271.

For further information about offsetting of other financial assets and liabilities see Note 5 Financial assets investments and derivatives.

NOTE 17. BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS

As of December 31, 2023 and 2022, the composition of the borrowings from other financial institutions measured at amortized cost is the following:

Borrowings from other financial institutions	December 31, 2023	December 31, 2022
In millions of COP
Obligations granted by foreign banks(1)	9,139,834	14,774,220
Obligations granted by domestic banks(2)	6,508,772	4,918,418
Total borrowings from other financial institutions	15,648,606	19,692,638

(1) The variation is mainly due to the cancellation of obligations and the decrease of the market representative rate at the end of December 31, 2023 it was COP 3,822.05 colombian pesos and December 31, 2022 it was COP 4,810.20 colombian pesos.

(2)The increase is due to higher loan openings by Bancolombia S.A mainly in rediscount lines with Finagro, Bancoldex and Findeter.

Obligations granted by foreign banks

As of December 31, 2023

Financial entity	Rate Minimum	Rate Maximum	December 31, 2023
In millions of COP
Financing with Correspondent Banks and Multilateral Entities(1)	1.21%	10.06%	8,566,580
Banco Interamericano de Desarrollo (BID)	9.50%	10.64%	532,899
Banco Latinoamericano de Comercio Exterior (Bladex)	6.91%	6.91%	40,355
Total			9,139,834

(1)At Bancolombia S.A. USD 200 million were designated as coverage of net investment abroad. See Note 5.2 Derivative financial instruments- Hedges of a net asset in a foreign operation.

As of December 31, 2022

Financial entity	Rate Minimum	Rate Maximum	December 31, 2022
In millions of COP
Financing with Correspondent Banks and Multilateral Entities	0.97%	9.51%	13,816,270
Banco Interamericano de Desarrollo (BID)	8.62%	8.74%	670,043
Banco Latinoamericano de Comercio Exterior (Bladex)	2.89%	6.60%	287,907
Total			14,774,220

The maturities of the financial obligations with foreign entities as of December 31, 2023 and 2022 are the following:

Foreign	December 31, 2023	December 31, 2022
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	3,813,504	8,825,089
More than twelve months after the reporting period	5,326,330	5,949,131
Total	9,139,834	14,774,220

Obligations granted by domestic banks

As of December 31, 2023

	Rate	Rate
Financial entity	Minimum	Maximum	December 31, 2023
In millions of COP
Financiera de desarrollo territorial (Findeter)	8.15%	20.85%	2,530,570
Fondo para el financiamiento del sector agropecuario (Finagro)	8.37%	15.88%	1,509,594
Banco de comercio exterior de Colombia (Bancoldex)	2.17%	21.46%	1,404,873
Other private financial entities	12.88%	16.67%	1,063,735
Total			6,508,772

As of December 31, 2022

	Rate	Rate
Financial entity	Minimum	Maximum	December 31, 2022
In millions of COP
Financiera de desarrollo territorial (Findeter)	7.22%	18.77%	2,047,506
Fondo para el financiamiento del sector agropecuario (Finagro)	3.40%	15.70%	931,018
Banco de comercio exterior de Colombia (Bancoldex)	2.15%	19.15%	902,036
Other private financial entities	11.35%	15.75%	1,037,858
Total			4,918,418

The maturities of financial obligations with domestic banks as of December 31, 2023 and 2022, are as follows:

Domestic	December 31, 2023	December 31, 2022
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	767,470	500,500
More than twelve months after the reporting period	5,741,302	4,417,918
Total	6,508,772	4,918,418

As of December 31, 2023 and 2022, there were some financial covenants, mainly regarding capital adequacy ratios, past due loans and allowances, linked to some of the aforementioned outstanding credit facilities. None of these covenants had been breached nor were the related obligations past due.

NOTE 18. DEBT INSTRUMENTS IN ISSUE

Duly authorized by the authority in each country bonds have been issued as follows:

As of December 31, 2023

Issuer	Currency		Face value(1)	Balance COP	Rate Range
Bancolombia S.A.	Local	COP	4,029,882	4,097,727	12.87%-21.06%
Bancolombia S.A.(2)(3)	Foreign	USD	1,832,534	6,861,098	3.02%-7.03%
Banistmo S.A.(4)	Foreign	USD	679,395	2,626,235	3.00%-6.25%
Banco Agrícola S.A.(5)	Foreign	USD	162,700	623,568	5.58%-7.57%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	69,648	276,451	5.05%-5.50%
Bancolombia Panamá S.A.	Foreign	USD	44,924	176,376	4.70%-6.10%
Grupo Agromercantil Holding S.A.	Foreign	USD	555	2,121	0.25%-7.25%
Total debt instruments in issue				14,663,576

(1) Face value is in US dollar for foreign currency bonds.

(2)The variation is due to repurchase in Bancolombia S.A. of USD 467,966 of senior bonds maturing in 2025 and the decrease in the market representative rate at the end of December 31, 2023 it was COP 3,822.05 colombian pesos and December 31, 2022 it was COP 4,810.20 colombian pesos.

(3)USD 1,392,034 was designated as hedge of net asset in a foreign operation. See Note 5.2. Derivative financial instruments- Hedges of a net asset in a foreign operation.

(4) See Note 18.2. Issue of Banistmo S.A. ordinary bonds.

(5) See Note 18.3. Issue of Banco Agrícola S.A. ordinary bonds.

As of December 31, 2022

Issuer	Currency		Face value(1)	Balance COP	Rate Range
Bancolombia S.A.	Local	COP	4,642,404	4,708,586	13.06%-17.92%
Bancolombia S.A.(2)(3)	Foreign	USD	2,256,397	10,501,036	3.02%-7.03%
Banistmo S.A.(4)	Foreign	USD	687,913	3,344,759	1.80%-5.00%
Banco Agrícola S.A.(5)	Foreign	USD	125,640	603,865	5.45%-6.41%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	14,876	72,240	3.30%-3.65%
Bancolombia Panamá S.A.	Foreign	USD	70,881	342,793	1.50%-5.65%
Grupo Agromercantil Holding S.A.	Foreign	USD	563	2,709	0.25%-7.25%
Total debt instruments in issue				19,575,988

(1)Face value is in US dollar for foreign currency bonds.

(2)USD 1,860,000 was designated as hedge of net asset in a foreign operation. See Note 5.2. Derivative financial instruments- Hedges of a net asset in a foreign operation.

(3) See Note 18.1. Issue of Bancolombia S.A. sustainable ordinary bonds.

(4) See Note 18.2. Issue of Banistmo S.A. ordinary bonds.

(5) See Note 18.3. Issue of Banco Agrícola S.A. ordinary bonds.

The following table shows the detail of the bonds classified by currency, term and type of issue:

As of December 31, 2023

	Less than	Between	Between
Issuer	1 year	1 and 3 years	3 and 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds(1)	-	-	-	1,236,385	1,236,385
Ordinary bonds	-	-	165,589	2,695,753	2,861,342
Foreign currency
Subordinated bonds(1)	-	-	-	4,822,273	4,822,273
Ordinary bonds	106,707	1,375,723	137,613	4,123,533	5,743,576
Total	106,707	1,375,723	303,202	12,877,944	14,663,576
(1)	In the event of default of the Bank, the subordinated bonds, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

As of December 31, 2022

Issuer	Less than	Between	Between
	1 year	1 to 3 years	3 to 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds(1)	-	-	-	1,225,276	1,225,276
Ordinary bonds	-	-	165,495	3,317,815	3,483,310
Foreign currency
Subordinated bonds(1)	-	-	-	6,026,739	6,026,739
Ordinary bonds	402,714	609,437	619,232	7,209,280	8,840,663
Total	402,714	609,437	784,727	17,779,110	19,575,988

(1)In the event of default of the Bank, the subordinated bonds, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

18.1. Issue of Bancolombia S.A. sustainable ordinary bonds.

On October 25, 2022 Bancolombia S.A. issued the first bond linked to sustainability for COP 640,000, with commitments to promoting financial inclusion and decarbonizing loans. The issuance, was signed by the BID, BID Invest and LAGreen, has a term of 5 years and includes sustainability goals, such as a commitment to grant financing for more than 1.5 million unbanked or low-income people by 2025, and to reduce CO2 emissions by 35.6% in its financed loans compared to 2021, all as part of the Bank’s sustainability strategy.

18.2. Issue of Banistmo S.A. ordinary bonds.

Banistmo S.A., a subsidiary of the Bank issued in 2023 bonds under the Revolving Bond Program, totaling USD 58,062 with a term of 1 year each and rates between 6% and 6.25%. For the year 2022, it issued a bond under the Revolving Bond Program worth USD 72,682 with a term of 2 years and a rate of 4.50%.

18.3. Issue of Banco Agrícola S.A. ordinary bonds.

Banco Agrícola a subsidiary of the Bank issued ordinary bonds in 2023 for USD 77,700 with rates from 6.68% to 7.25% and terms from 1.5 years to 8 years. For the year 2022, the issues were USD 23,600 with rates from 5.25% to 6.68% with terms from 2 years to 5 years.

For information related to the disclosures of fair value of the debt securities in issue, see Note 30. Fair value of assets and liabilities.

The following is a schedule of the debt instruments in issue by maturity:

Issuer	December 31, 2023	December 31, 2022
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	3,368,076	1,898,469
More than twelve months after the reporting period	11,295,500	17,677,519
Total	14,663,576	19,575,988

As of December 31, 2023 and 2022, there were no financial covenants linked to the aforementioned securities in issue, except for some financial covenants related to the Banistmo S.A. social gender private placement bond. None of these covenants had been breached nor were the related obligations past due.

NOTE 19. EMPLOYEE BENEFIT PLANS

The following table shows liabilities relating to post-employment benefit and long-term benefit plans:

	December 31,	December 31,
Employee benefit plans	2023	2022
In millions of COP
19.1 Defined benefit pension plan	132,854	131,255
19.2 Severance obligation	14,360	15,446
19.3 Retirement Pension Premium Plan and Executive Pension Plan Premium	195,295	176,816
19.4 Other long term benefits	543,210	446,473
Total Post-employment and long-term benefit plans	885,719	769,990
Fair value Plan assets	2,765	4,619
Total Unfunded Post-employment and long-term benefit plans	882,954	765,371

These benefits include all types of payments that the Bank provides to its employees. The recognition of liabilities related to post-employment and long-term employee benefit plans is based on actuarial computations which involve judgments and assumptions made by management (with the assistance of external actuaries) related to the future macroeconomic and employee demographic factors, among others, which will not necessarily coincide with the future outcome of such factors.

Post-employment benefits

19.1 Defined benefit pension plan

Colombia

Under Colombian law, employee pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2023 and 2022 relates to retired employees who rendered services to the Bank before the current regulations took effect. Under this unfunded plan, benefits are based on length of service and level of compensation. As of December 2023, 498 participants were covered by this plan, and as of December 31,2022, 522 participants.

For purposes of the projected assessment of the pension plan obligation, in the absence of an extensive market for high-quality corporate debt, the sovereign bond curve of the Colombian government is used, with maturity similar to the residual life of the obligation of the projected benefit. The net cost of pensions is accounted for in the Consolidated Statement of Income as “salaries and employee benefits”, and includes the interest costs and cost of current service.

Defined benefit pension plan	2023	2022
In millions of COP
Present value of the obligation as of January 1	95,081	110,018
Interest cost	11,409	9,459
Benefits paid	(12,237)	(11,439)
Net actuarial loss / (gain) due to changes in assumptions	7,025	(11,321)
Net actuarial loss / (gain) due to plan experience	500	(1,636)
Defined obligation, unfunded as of December 31	101,778	95,081

Panama

The Chase Manhattan Bank Corporation, N.A. (formerly “HSBC Bank Panama”, later merged with Banistmo S.A. in 2000) offered a defined benefit pension plan based on the average salaries paid during the 120 most recent months prior to the employee's retirement date and the years of employment service. The right to this plan was obtained after 10 years of service with the organization. This individual plan covered a certain group of employees who were hired by Chase Manhattan Bank Corporation, N.A. and it was not extended to employees of HSBC Bank Panama, now Banistmo S.A.

As of December 31, 2023, and 2022, there were 37 participants (10 participants with deferred benefits and 27 participants receiving benefits), and 42 participants (15 participants with deferred benefits and 27 participants receiving benefits), respectively.

Defined benefit pension plan	2023	2022
In millions of COP
Present value of the obligation as of January 1	5,296	6,025
Interest cost	312	229
Benefits paid from plan assets	(1,088)	(332)
Net actuarial gain due to changes in assumptions	(174)	(1,360)
Net actuarial gain due to plan experience	(361)	(293)
Foreign currency translation effect	(934)	1,027
Defined obligation, funded as of December 31	3,051	5,296

The Bank, through its subsidiary Banistmo, has established a plan with assets to secure benefits promised by Banistmo to the employees entitled to participate in the Pension Plan for former Chase employees under the terms described above and to comply with Panama labor code, which specifies the terms of securing the payments to be made in the event of an employee’s termination (voluntary or involuntary) or upon retirement (termination indemnity plan).

Banistmo’s pension and post-retirement plan assets consider investments in fixed-term deposits and cash and due from banks, in order to reduce the investment risk. The plan assets are managed by a trustee (third party). Likewise, the assets allocation is periodically reviewed by Banistmo and, when necessary, adjusted according to the investment strategy. The plan's investment assets are measured at fair value using significant, unobservable market data and, therefore, are classified as Level 3.

The expected return on assets assumption represents the long term rate of return based on analysis of historical returns, historical asset class volatilities and the fund’s past experience.

The following table details the change in plan assets:

Banistmo’s Plan assets	2023	2022
In millions of COP
Fair value of assets as of January 1	4,619	4,127
Interest income on plan assets	80	30

Benefits paid	(1,105)	(355)
Foreign currency translation effect	(829)	817
Fair value assets as of December 31	2,765	4,619

Guatemala

Banco Agromercantil Guatemala S.A. has established a retirement pension plan for its employees. Under this plan, the employees are entitled to receive a lifetime payment of 50% of their monthly nominal wage, if they are 70 years old and have 30 years of service, or if they are 65 years old and have 40 years of service. On the other hand, employees are entitled to receive a lifetime payment of 70% of their monthly nominal wage, if they are 70 years old and have 40 years of service, or they are 65 years old and have 45 years of service.

Defined benefit pension plan	2023	2022
In millions of COP
Present value of the obligation as of January 1	30,878	52,773
Current cost of service	878	2,457
Interest cost	2,757	3,375
Past service cost(1)	(4,821)	-
Benefits paid	(1,764)	(1,709)
Net actuarial loss / (gain) due to changes in assumptions(2)	5,544	(30,093)
Net actuarial loss / (gain) due to plan experience	1,272	(2,122)
Foreign currency translation effect	(6,719)	6,197
Defined obligation, unfunded as of December 31	28,025	30,878

(1)Corresponds to the change in the computable age of the benefit, modified in the year 2023.
(2)The loss for the year 2023 was mainly due to the decrease in the discount rate from 10.20% in 2022 to 9.00% in 2023.

19.2 Severance obligation

Colombia

Under Colombian labor regulations, employees hired before 1990 are entitled to receive severance in an amount equal to one month’s salary for each year of service. This benefit accumulates and is paid to the employees upon their termination or retirement from the Bank, calculated based on the employees’ last salary base; however, employees may request advances against this benefit at any time. In 1990, the Colombian government revised its labor regulations for new employees to permit companies, subject to the approval of the employees, to transfer this severance obligation annually to private pension funds (this scheme of employee benefits is known as the current severance obligation).

As of December 2023 and 2022, 114 and 152 participants, respectively, were covered by this plan.

The balances recognized in the Consolidated Statement of Financial Position are listed below:

Severance obligation	2023	2022
In millions of COP
Present value of the obligation as of January 1	15,446	18,429
Current cost of service	357	409
Interest cost	1,566	1,250
Benefits paid	(6,594)	(5,113)
Net actuarial loss due to changes in assumptions	888	1,806
Net actuarial loss / (gain) due to plan experience	2,697	(1,335)
Defined obligation, unfunded as of December 31	14,360	15,446

19.3 Retirement Pension Premium Plan and Executive Pension Plan Premium

Colombia

Under Colombian labor regulations, employers and employees are entitled to negotiate private agreements. The Bank’s employees and its subsidiaries Valores Bancolombia S.A. Comisionista de Bolsa, Banca de Inversión Bancolombia S.A. Corporación Financiera and Fiduciaria Bancolombia S.A. Sociedad Fiduciaria participate in a defined benefit plan according to which they are entitled to receive, on the date of their retirement, a single payment.

Until 2022 and as a key talent retention strategy, the Parent Company offered certain senior management executives a plan under the defined benefit modality, according to which the people covered by this plan were entitled to receive a single payment based on the years of service provided to the organization and thus contribute to closing the pension gap. In December 2022 this benefit ended and as a consequence:

(i)	The obligations for the Parent company derived from the defined benefit plan ceased, as well as the rights for those who were part of it.
(ii)	The resources of the asset plan that supported the defined benefit plan were transferred to the accounts of the beneficiaries in the private pension fund, subject to permanence until the termination of the employment relationship (See line "consolidation of contributions" in the movement of the present value of the obligation, disclosed below in this same section);
(iii)	The pension gap closing program for executives is unified under the defined contribution modality.

El Salvador

By means of Decree 592 of 2013, under Salvadorian labor regulations, employees are entitled to receive 15 days of salary for each year of service. This benefit is payable upon retirement, resignation, unjustified dismissal, death and disability. As of December 31, 2023, and 2022, there were 2,927 and 2,844 participants respectively, covered by the plan.

Until 2022 and as a key talent retention strategy, Banagrícola S.A. offered certain senior management executives a plan under the defined benefit modality, according to which the people covered by this plan were entitled to receive a single payment based on the years of service provided to the organization and thus contribute to closing the pension gap. In December 2022 this benefit ended and as a consequence:

(i)	The obligations of the entity derived from the defined benefit plan ceased, as well as the rights for those who were part of it (See line "consolidation of contributions" in the movement of the present value of the obligation, disclosed below in this same section).
(ii)	The value caused by this benefit will be transferred to a fiduciary or similar vehicle, under which the executive pension plan will be administered on behalf of the beneficiaries, subject to permanence until the termination of the employment relationship.

Guatemala

Banco Agromercantil Guatemala S.A. has established a defined benefit plan for its employees. Under this plan, the employees are entitled to receive a one-off payment based on the number of years of service to the organization in the event of waiver before retirement. As of December 31, 2023, and 2022, there were 3,733 and 3,504 participants respectively, covered by the plan.

Panama

Banistmo S.A established a retirement benefit plan for its senior management executives. Under this plan, the executives are entitled to receive a one-off payment on their retirement date, death or disability based on the number of years of service to the organization.

Until 2022 and as a key talent retention strategy, Banistmo S.A. offered certain senior management executives a plan under the defined benefit modality, according to which the people covered by this plan were entitled to receive a single payment based on the years of service provided to the organization and thus contribute to closing the pension gap. In December 2022 this benefit ended and as a consequence:

(i)	The obligations of the entity derived from the defined benefit plan ceased, as well as the rights for those who were part of it (See line "consolidation of contributions" in the movement of the present value of the obligation, disclosed below in this same section).
(ii)	The value caused by this benefit will be transferred to a fiduciary or similar vehicle, under which the executive pension plan will be administered on behalf of the beneficiaries, subject to permanence until the termination of the employment relationship.

The annual change of the present value of the obligations of defined benefit plans is as follows:

Retirement Pension Premium Plan	2023	2022
In millions of COP
Present value of the obligation as of January 1	176,816	219,496
Current service cost	18,427	20,794
Interest cost	17,338	15,371
Benefits paid	(18,889)	(19,487)
Consolidation of contributions	-	(43,199)
Net actuarial gain due to changes in assumptions(1)	(565)	(39,817)
Net actuarial loss due to plan experience	24,238	6,487
Foreign currency translation effect(2)	(22,070)	17,171
Defined obligation, unfunded as of December 31	195,295	176,816

(1)In the case of the plan in Guatemala, in 2022 the discount rate increased from 5.40% to 9.30%, generating an actuarial gain of COP 13,476, while in 2023 there was an actuarial loss of COP 2,772, mainly due to a higher than expected real salary growth and the decrease in the discount rate from 9.30% to 8.50%. In addition, Bancolombia S.A. presented a lower gain due to the decrease in the nominal discount rate (14.25% in 2022 to 11.75% in 2023) together with the change in the nominal inflation rate (7.30% in 2022 to 6.35% in 2023).

(2)Corresponds to Banagrícola S.A. y Filiales and Banco Agromercantil de Guatemala S.A. given higher devaluation between COP to USD currencies.

Asset plan

To support the Executive Pension Plan Premium, Bancolombia S.A. had established an asset plan managed by a Private Pension Fund. The plan's investment assets are measured at fair value using significant, unobservable market data and, therefore, are classified as Level 3. In 2022, this benefit was terminated and, as a consequence, the passive obligation of the Executive Pension Plan Premium ceased at the end of the year. The resources of the asset plan that backed this benefit were transferred to the accounts of the beneficiaries in the private pension fund, subject to the permanence of the employment relationship.

The plan assets’ fair value as of December 31, 2022 is as follow:

Bancolombia’s Plan assets	2022
In millions of COP
Fair value of assets as of January 1	30,121

Employee contributions	6,614
Interest income on plan assets	2,329
Return on plan assets greater/(less) than discount rate	(4,245)
Benefits paid	(34,819)
Fair value assets at the end of the year	-

19.4 Other long term benefits

In addition to legal benefits and the aforementioned post-employment benefits, the Bank grants to its employees other benefits based on the employees’ seniority. For the periods ended December 31, 2023 and December 31, 2022, the reconciliation of the other long term benefits is set below:

Other long term benefits	2023	2022
In millions of COP
Present value of the obligation as of January 1	446,473	465,744
Current service cost	48,790	24,106
Interest cost	54,878	39,973
Benefits paid	(55,257)	(44,601)
Net actuarial loss / (gain) due to changes in assumptions(1)	38,497	(47,997)
Net actuarial loss due to plan experience	18,721	2,369
Foreign currency translation effect	(8,892)	6,879
Defined obligation, unfunded as of December 31	543,210	446,473

(1)In the case of Bancolombia S.A., in 2023 the discount rate decreased from 14.00% to 11.75% and the nominal inflation rate from 7.30% to 6.35%, generating an actuarial loss of COP 33,545, while in 2022 the discount rate increased from 8.00% to 14.00%, producing an actuarial gain of COP 33,143.

Defined contribution plans

The expense recognized in the line “Salaries and employee benefits” of the Consolidated Statement of Income for defined contribution plans, for current severance regimen and pension benefits, is as follows:

Defined contribution plans	2023	2022
In millions of COP
Pension	286,621	231,676
Current severance regimen	82,963	63,802
Total	369,584	295,478

The economic assumptions used in the determination of the present value of the defined benefit plans, in nominal terms, are as follows:

Colombia

Main projected assumptions	December 31, 2023	December 31, 2022
Discount rate	11.75%	14.25%
Rate of wage increase	8.85%	9.80%
Projected inflation	6.35%	7.30%
Rate of pension increase	6.35%	7.30%

Bancolombia Panamá

Main projected assumptions	December 31, 2023	December 31, 2022
Discount rate	7.00%	6.50%
Rate of wage increase	2.00%	2.00%
Projected inflation	2.00%	2.00%

Banistmo

Main projected assumptions	December 31, 2023	December 31, 2022
Discount rate	7.60%	6.90%
Expected long-term rate of return on plan assets	2.20%	0.70%

El Salvador

Main projected assumptions	December 31, 2023	December 31, 2022
Discount rate	6.20%	5.80%
Rate of wage increase	2.50%	2.50%
Projected inflation	1.50%	1.50%

Guatemala

Main projected assumptions	December 31, 2023	December 31, 2022
Discount rate	9.00%	10.20%
Rate of wage increase	5.00%	5.00%
Projected inflation	4.00%	4.00%

In 2023, assumptions regarding future longevity have been based on mortality tables, which reflect average ages of mortality from 20-60 years. The rate used to discount the obligation of the defined benefit plan to reflect the duration of the labor liabilities as of December 2023 corresponds to the yield of sovereign bonds of each country where the plan is established, either Colombia, Panama, Guatemala and El Salvador, as applicable, since the market transactions of these countries involving corporate bonds of high quality have no high levels of activity. The assumption of the rate of inflation is based on the long term projection of the Central Bank of Colombia, Panama, Guatemala and El Salvador.

The nature of the risks related to the obligations aforementioned are summarized below:

Investment risk

The present value of the obligation for the defined benefits plan is calculated using a discount rate determined with reference to high quality sovereign yields of each country. Currently, the plan includes investment in financial instruments that are not vulnerable to market risks

Interest rate risks	A reduction of the bond interest rates will increase the obligation of the plan
Longevity risk

The present value of the obligation of the defined benefit plan is calculated with reference to the highest estimate of the mortality of participants during their time of employment. An increase in the life expectancy of the participants will increase the plan obligation

Salary risk

The present value of the obligation of the benefit plan is calculated with reference to the future salaries of the participants. As such, an increase in the participants’ wages will increase the obligation of the plan

Estimated payment of future benefits

The payments of benefits, which reflect future service rendered, are considered to be paid as follows:

Years	Pension Benefits	Other benefits
In millions of COP
2024	15,217	90,557
2025	15,296	83,744
2026	15,443	98,699
2027	15,388	89,188
2028	15,357	98,452
2029 a 2033	71,711	483,520

Sensitivity analysis

In presenting the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same method used to calculate the defined benefit obligation (DBO) recognized in the Statement of Financial Position. Obligations and expenses will change in the future as a result of future changes in the methods of projection and assumption, participant information, plan provisions and regulations, or as resulting from future gains and losses.

There were no changes in the methods and assumptions used in preparing the sensitivity analyses from prior years.

Colombia

Defined benefit pension plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	12.25%	0.50% increase	(2,899)
Discount rate	11.25%	0.50% decrease	3,071
Salary increases	6.85%	0.50% increase	3,436
Salary decreases	5.85%	0.50% decrease	(3,264)
Mortality Table	RV-08 ("Rentistas Validos")	One year increase in life expectancy	4,229

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	12.25%	0.50% increase	(5,412)
Discount rate	11.25%	0.50% decrease	5,894
Salary increases	9.35%	0.50% increase	6,058
Salary decreases	8.35%	0.50% decrease	(5,602)

Severance obligation

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	11.75%	0.50% increase	(177)
Discount rate	10.75%	0.50% decrease	182
Salary increases	9.35%	0.50% increase	410
Salary decreases	8.35%	0.50% decrease	(402)

Panama

Defined benefit pension plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.10%	0.50% increase	(102)
Discount rate	7.10%	0.50% decrease	108
Mortality Table	RP-2000	One year increase in life expectancy	86

Guatemala

Defined Benefit Pension Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	9.50%	0.50% increase	(2,226)
Discount rate	8.50%	0.50% decrease	2,546
Salary increases	5.50%	0.50% increase	1,653
Salary decreases	4.50%	0.50% decrease	(1,482)
Mortality Table	RP-2000	One year increase in life expectancy	784

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	9.00%	0.50% increase	(1,461)
Discount rate	8.00%	0.50% decrease	1,537
Salary increases	5.50%	0.50% increase	1,582
Salary decreases	4.50%	0.50% decrease	(1,515)

El Salvador

Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.70%	0.50% increase	(724)
Discount rate	5.70%	0.50% decrease	778
Salary increases	3.00%	0.50% increase	134
Salary decreases	2.00%	0.50% decrease	(183)

Other long term benefits

Colombia

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	12.25%	0.50% increase	(14,948)
Discount rate	11.25%	0.50% decrease	15,879
Salary increases	9.35%	0.50% increase	16,208
Salary decreases	8.35%	0.50% decrease	(14,405)

Guatemala

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	9.10%	0.50% increase	(892)
Discount rate	8.10%	0.50% decrease	952
Salary increases	5.50%	0.50% increase	981
Salary decreases	4.50%	0.50% decrease	(926)

El Salvador

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	6.70%	0.50% increase	(132)
Discount rate	5.70%	0.50% decrease	140

Bonuses and short-term benefits

Short-term employment benefit plans recognized in the Consolidated Statement of Financial Position in the line “other liabilities” consist of the following:

	December 31,	December 31,
Other employment benefit plans	2023	2022
In millions of COP
Current severance obligation	95,732	73,475
Bonuses and short-term benefits(1)	734,916	640,458
Other employment benefit plans	830,648	713,933
(1)	The increases between December 31, 2023 and 2022, corresponds to the bonuses related to employees’ variable compensation. See Note 20 Other Liabilities.

NOTE 20. OTHER LIABILITIES

Other liabilities consist of the following:

Other liabilities	December 31, 2023	December 31, 2022
In millions of COP
Payables	4,746,323	3,629,433
Suppliers(1)	1,653,424	2,333,289
Advances to obligations	1,199,509	1,082,447
Dividends(2)	870,846	769,181
Collection services	820,393	1,032,613
Deposits delivered as security(3)	795,628	655,176
Bonuses and short-term benefits(4)	734,916	640,458
Security contributions	524,741	473,247
Provisions(5)	401,111	417,242
Salaries and other labor obligations(6)	396,734	359,673
Deferred interests	217,507	96,939
Advances in leasing operations and loans	186,547	282,173
Liabilities from contracts with customers(7)	60,128	56,856
Other	40,774	50,484
Total	12,648,581	11,879,211
(1)	The decrease corresponds mainly to cancellations of supplier invoices for purchases and imports of leasing assets.
(2)	This relates to the last installment pending payment January 2, 2024. See Consolidated Statement of Changes in Equity, distribution of dividends.

(3)	The variation is generated by the valuation of current operations with international counterparties. For more information See Note 5.2. Derivative financial instruments.
(4)	For further information, see Note 19. Employee benefit plans (Bonuses and short-term benefits).
(5)	See Note 21. Provisions and contingent liabilities.
(6)	For more information related to other employee benefits, see Note 19. Employee benefits.
(7)	See Note 25.3. Fees and commissions.

NOTE 21. PROVISIONS AND CONTINGENT LIABILITIES

21.1. Provisions

The following tables show the detail of the provisions at December 31, 2023 and 2022:

As of December 31, 2023

	Judicial	Administrative	Financial	Loan	Onerous
	proceedings	proceedings(1)	guarantees(2)	commitments	contracts(3)	Total
In millions of COP
Balance at January 1, 2023	47,577	84,997	16,501	265,405	2,762	417,242
Net provisions recognized during the period	19,427	11,248	(14,139)	4,394	538	21,468
Provisions used during the period	(10,666)	(3,865)	-	-	-	(14,531)
Translation adjustment	(1,395)	-	(124)	(17,418)	-	(18,937)
Effect of discounted cash flows	(4,131)	-	-	-	-	(4,131)
Final balance at December 31, 2023	50,812	92,380	2,238	252,381	3,300	401,111
(1)	Mainly includes environmental remediation of the Santa Elena property, see Note 21.2. Contingent Liabilities; Judicial Proceesing current and proceedings in administrative litigation regarding the discussion of the difference in income tax criteria according to the applicable tax law for COP 14,920.
(2)	The balance corresponds mainly to financial guarantees in Bancolombia S.A. and its decrease is due to the cancellation of operations
(3)	Onerous contracts corresponds to Renting Colombia S.A.S.

As of December 31, 2022

	Judicial	Administrative	Financial	Loan	Onerous
	proceedings	proceedings(1)	guarantees(2)	commitments	contracts(3)	Total
In millions of COP
Balance at January 1, 2022	35,815	15,340	31,111	204,655	1,096	288,017
Net provisions recognized during the period	18,958	92,739	(14,716)	48,727	1,666	147,374
Provisions used during the period	(8,863)	(23,082)	-	-	-	(31,945)
Translation adjustment	(1,733)	-	106	12,023	-	10,396
Effect of discounted cash flows	3,400	-	-	-	-	3,400
Final balance at December 31, 2022	47,577	84,997	16,501	265,405	2,762	417,242
(1)	Mainly includes environmental remediation of the Santa Elena property, see Note 21.2. Contingent Liabilities; and proceedings in administrative litigation regarding the discussion of the difference in income tax criteria according to the applicable tax law for COP 14,002.
(2)	The balance corresponds mainly to financial guarantees in Bancolombia S.A.
(3)	Onerous contracts corresponds to Renting Colombia S.A.S.

The following table shows the changes in the provision for financial guarantees and loan commitments during period at December 31, 2023 and 2022 with the expected credit loss model:

	Stage 1	Stage 2	Stage 3	TOTAL
Balance at January 1, 2023	140,574	82,615	58,717	281,906
Transfers	34,443	(23,490)	(10,953)	-
Transfer to stage 1	33,530	(24,858)	(8,672)	-
Transfer to stage 2	2,384	4,992	(7,376)	-
Transfer to stage 3	(1,471)	(3,624)	5,095	-
Provisions recognized during the period	56,254	11,515	9,928	77,697
Provisions reversed during the period	(60,779)	(20,306)	(6,357)	(87,442)
Translation adjustment	(12,155)	(5,276)	(111)	(17,542)
Balance at December 31, 2023	158,337	45,058	51,224	254,619

	Stage1	Stage2	Stage3	TOTAL
Balance at January 1, 2022	104,204	59,825	71,737	235,766
Transfers	24,198	1,873	(26,071)	-
Transfer to stage 1	25,578	(17,581)	(7,997)	-
Transfer to stage 2	119	21,547	(21,666)	-
Transfer to stage 3	(1,499)	(2,093)	3,592	-
Provisions recognized during the period	60,707	22,636	8,149	91,492
Provisions reversed during the period	(55,730)	(6,559)	4,808	(57,481)
Translation adjustment	7,195	4,840	94	12,129
Balance at December 31, 2022	140,574	82,615	58,717	281,906

Judicial proceedings

Judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suits, civil actions within criminal prosecutions and executive proceedings against the Bank. In the opinion of management, after receiving pertinent legal advice, the payments estimated to be made in connection with these proceedings will not generate significant losses in addition to the provisions recognized as of December 31, 2023 and 2022. In addition, the Bank does not expect to obtain any reimbursement from judicial proceedings raised against it and, therefore, has not recognized any assets for that purpose, see Note 21.2 Contingent liabilities.

Onerous contracts

For the Bank, an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Financial guarantees

As of December 31, 2023

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	826,699
Guarantees greater than 1 month and up to 3 months	3,778,824
Guarantees greater than 3 months and up to 1 years	5,609,521
Guarantees greater than 1 year and up to 3 years(1)	1,489,899
Guarantees greater than 3 years and up to 5 years	450,875
Guarantees greater than 5 years	535,380
Total	12,691,198
(1)	The decrease with respect to the previous year is mainly due to the cancellation of operations with the following economic sectors: energy, private, among others.

As of December 31, 2022

Maturity	Financial Guarantees
In millions of COP
Guarantees under 1 month	757,658
Guarantees greater than 1 month and up to 3 months	1,286,137
Guarantees greater than 3 months and up to 1 years	5,695,172
Guarantees greater than 1 year and up to 3 years	3,660,806
Guarantees greater than 3 years and up to 5 years	134,611
Guarantees greater than 5 years	90,530
Total	11,624,914

The total amount outstanding is the maximum potential payments which represent a “worse-case scenario”, and does not reflect expected results.

Loan commitments

As of December 31, 2023

Maturity	Loan commitments
In millions of COP
Commitments under 1 month	687,405
Commitments greater than 1 month and up to 3 months	11,373
Commitments greater than 3 months and up to 1 years	4,205,833
Commitments greater than 1 year and up to 3 years	2,269,280
Commitments greater than 3 years and up to 5 years	3,411,570
Commitments greater than 5 years	648,153
Total	11,233,614

As of December 31, 2022

Maturity	Loan commitments
In millions of COP
Commitments under 1 month	745,606
Commitments greater than 1 month and up to 3 months	1,028,896
Commitments greater than 3 months and up to 1 years	1,271,666
Commitments greater than 1 year and up to 3 years	5,308,195
Commitments greater than 3 years and up to 5 years	6,683,599
Commitments greater than 5 years	827,797
Total	15,865,759

21.2. Contingent liabilities

Contingencies due to judicial or administrative proceedings/litigations in which Bancolombia and the entities with which financial statements are consolidated as of December 31, 2023, and that represent a contingency superior to USD 6,585 are listed as follows.

Some of the proceedings in which the claims are inferior and that were revelated in prior periods will be kept to provide information about its evolution.

BANCOLOMBIA S.A.

Neos Group S.A.S. (in reorganization) and Inversiones Davanic S.A.S.

On November 3, 2022, Bancolombia was informed of a lawsuit in which the plaintiff contends that a loan agreement is in place between the parties, rather than a lease. The plaintiffs also requested that the purchase and sale agreement be rescinded on the basis that the price of the property was lower than its fair price.

The plaintiffs seek COP 65,000. The likelihood of recovering this amount is considered to be remote because the parties always intended to celebrate a lease and not a different type of contract. On December 7, 2022, Bancolombia issued an answer to the lawsuit. As of December 31, 2023, the proceeding is pending a response to the lawsuit from the other defendant. Bancolombia has not recorded a provision for this matter.

Constitutional Public Interest Action - Carlos Julio Aguilar and other

In this proceeding, a constitutional public interest action was filed, in which the plaintiffs allege that due to the restructuring of Departamento del Valle´s financial obligations and its Performance Plan, the collective rights of the public administration and the public funds of the Departamento del Valle were breached. According to the Bank's defense arguments, the agreement was made in accordance with the law.

As of December 31, 2023, the procedure is pending a first instance judgment. The contingency is deemed to be possible. Bancolombia has not recorded a provision for this matter.

Contraloría Departamental de Cundinamarca v. GEHS, Bancolombia and other natural persons

The development of the Water Treatment Plant PTAR Chía I Delicias Sur from Municipio de Chía, Colombia, was outlined in a lease agreement signed on September 28, 2015. The price agreed was COP 19,000. The object of the agreement was the financing of the Project, as well as the optimization, design, and construction of the Water Treatment Plant PTAR Chía I Delicias Sur.

As of December 31, 2018, Bancolombia had anticipated certain payments to the Supplier of the Project. The Municipio de Chía´s Mayor Office, has claimed that irregularities have been found during the execution of the Project. Because of these allegations, the Contraloría de Cundinamarca began a proceeding of Fiscal Responsibility against GEHS Global Environment and Health Solutions de Colombia (Supplier), Guillermo Varela Romero, Rafael Antonio Ballesteros Gómez, Luís Alejandro Prieto González (Municipio de Chía´s former Mayor and employees of the municipal administration), and Bancolombia S.A., on the basis of the alleged loss.

Bancolombia has alleged in its defense, among other arguments, that the Bank fully complied with its contractual obligations and that it is not responsible for the loss of the Municipality's resources.

On November 3, 2023, the Contraloría de Cundinamarca at first instance held responsible five individuals, including Bancolombia, for an amount of COP 7,649. Bancolombia filed a motion for reconsideration, and alternatively, an appeal against the decision. These proceedings are pending resolution.

As of December 31, 2023, taking into account these recent developments and further analysis, Bancolombia considers the contingency as possible, therefore has established a provision of COP 7,149. This amount corresponds to the judgment amount, deducting the value to be assumed by the insurance companies involved in the proceeding.

Remediation Plan for Santa Elena´s property

In 1987, Bancolombia (formerly Bank of Colombia) received a property located in Municipio de Cartagena, Colombia from the National Federation of Algodoneros. After the settlement was signed, soil contamination from pesticides and herbicides was found on the property. Bancolombia initiated a civil responsibility judicial procedure against the Federation alleging environmental contamination. On November 13, 2015, the final judgment was issued, and it was decided that the National Federation of Algodoneros was liable for environmental damages and that Bancolombia was not.

Despite not being liable for environmental damages, Bancolombia is subject to decontamination requirements with respect to the property. Bancolombia has carried out over the years various activities aimed at containing the environmental impact, as well as the social management of the communities neighboring the lot. These activities include, among others, the confinement of contaminating material, installation of monitoring wells, and execution of plans to reduce contamination levels.

Currently, these plans have the approval of the Autoridad Nacional de Licencias Ambientales de Colombia (ANLA) and their execution is divided into 3 stages: Stage 1, Stage 2 and Stage 3. Bancolombia appealed the administrative act issued by the ANLA on the basis of technical issues for the execution of Stage 3, and it is pending resolution.

As of December 31, 2023, Bancolombia is progressing in the activities outlined in the plans to reduce contamination levels approved by ANLA, which include the monitoring of soils and waters in the area (Stage 1), monitoring of floors and walls in the warehouses (Stage 2), social management plan with the communities in the influence area of the remediation plan, emergency plan, hazardous waste management plan and biotic environment protection plan.

It is expected to complete the execution of the plans within 36 months, this timeframe may be adjusted based on new analyses or requirements from the authorities. As of December 31, 2023, Bancolombia has established a provision of COP 74,770 for the accomplishment of the remaining activities.

Fredy Alberto Lara Borja

On December 13, 2023, Bancolombia was notified of a lawsuit filed by a former employee of the liquidated company Aluminio Reynolds Santo Domingo S.A, seeking the absolute nullity of the purchase agreement between Leasing Bancolombia and Bancolombia S.A. for two properties signed in 2011. Leasing Bancolombia acquired those properties through a purchase agreement with the company Armarcas E.U, which had received them as a payment from Sociedad Aluminio Reynolds Santo Domingo S.A. The plaintiff requested that the properties be returned to Aluminios Reynolds Santo Domingo´s estate so they can be used as payment of the labor liabilities of the company. The value of the claim is COP 103,943.

Bancolombia filed an appeal against the court´s order admitting the lawsuit arguing, among other reasons, non-compliance of legal requirements and lack of jurisdiction. As of December 31, 2023, it is pending resolution. The contingency is deemed to be remote. Bancolombia has not recorded a provision for this matter.

FIDUCIARIA BANCOLOMBIA

Quinta Sur S.A.S.

In March 2022, Fiduciaria Bancolombia was notified of a lawsuit filed by Quinta Sur S.A.S. (in liquidation). According to the lawsuit, Quinta Sur seeks to be indemnified for damages as a result of the failure to transfer the resources to the plaintiff for the beginning of a housing construction project, under the terms agreed in the trust agreement.

Fiduciaria Bancolombia alleges that it has complied with the law and the contract, arguing that the property on which the housing project was to be constructed did not fulfill the contractual requirements. The plaintiff seeks COP 128,000.

On August 24, 2023, a favorable judgment was issued for Fiduciaria Bancolombia. As of December 31, 2023, the proceeding is pending the resolution of the appeal filed by the plaintiff. The contingency is deemed to be possible. Fiduciaria Bancolombia has not recorded provision for this matter.

BANISTMO

Constructora Tymsa S.A.

In October 2021, Banistmo and Banistmo Investment were notified of a lawsuit in which the plaintiff alleged fraudulent acts involving the sale of the plaintiff´s property. Constructora Tymsa alleges that the signatures and fingerprints in the public instrument of purchase, sale and in the mortgage in favor of Banistmo are false.

The plaintiff seeks USD 10,000, in addition to interests, costs and expenses. Banistmo and Banistmo Investment allege they are not liable for any intentional or negligent conduct in relation to the alleged fraudulent sale of the property. As of December 31, 2023, the proceeding is pending resolution of three incidents, including the lack of jurisdiction incident filed by the bank. The contingency is deemed to be possible. Banistmo has not recorded a provision for this matter.

Five Star Production Inc., Global Men Health Foundation, Ingrid Perscky and Others

In April 2022, Banistmo was notified of a lawsuit filed by Five Star Production Inc., Global Men Health Foundation, Ingrid Perscky and others for USD 5,000.

The lawsuit was filed on the basis of a dispute between Ingrid Perscky and Jose Barbero (who used to be husband and wife) for the distribution of their assets. In 2017, Ms. Perscky, who had an authorized signature, ordered the cancelation of a fixed term deposit from Five Star and instructed that those funds be transferred to 3 accounts that belonged to persons related to her (for example, her children). Mr. Barbero contacted Banistmo and tried to reverse the instructions, however as it was not possible, Mr. Barbero filed criminal complaints against Ms. Perscky.

Banistmo has complied with banking law and has handled the information´s confidentiality according to the law and the contract. The plaintiffs seek compensation for material and moral damages, alleging that Banistmo breached confidentiality and banking secret in detriment of the plaintiffs.

As of December 31, 2023, the evidentiary stage is pending. The contingency is deemed to be remote. Banistmo has not recorded a provision for this matter.

Deniss Rafael Pérez Perozo, Carlos Pérez Leal and others

Promotora Terramar (client of Banistmo, formerly HSBC Panamá) was paid USD 299, through Visa gift cards issued by a foreign bank. This payment was received as a partial payment of 2 apartments located in Panamá City.

The Credit Card Securities and Fraud Prevention department of the HSBC bank detected an irregular activity by Promotora Terramar on June 3, 2008, when a monitoring alert was activated due to the high number of cards with the same BIN and bank. Therefore, pursuant to the Business Establishments Affiliate Agreement, HSBC held funds from Promotora Terramar´s accounts. Nevertheless, after further investigations the money was refunded.

On October 2013, the plaintiffs filed a claim for compensation of the material and moral damages caused, which according to their valuation, amounts to USD 5,252,000. Banistmo alleges it has complied with the contractual terms outlined in the Affiliate Agreement and the statute of limitations deadline has lapsed, among other defenses.

As of December 31, 2023, commencement of the evidentiary stage is pending. The contingency is deemed to be remote. Banistmo has not recorded a provision for this matter.

DD&C, Carlos Pérez Leal and Others

In October 2022, Banistmo received a communication announcing the filing of a legal action in the Tribunal of First Instance of Kaloum in the Republic of Guinea. This action was initiated by Inversiones DD&C, Carlos Perez Leal and other natural persons against the Central Bank of the Republic of Guinea (“BCRG”) and five international banks, including Banistmo.  The action seeks compensation for damages derived from alleged fraud involving six international transfers for a total USD 1,900 that Inversiones DD&C, who was a client of Banistmo at the time, ordered to be made to a bank account at the BCRG.

The parties who initiated the action are seeking USD 28,100 in “dommages matériels” (which are damages for alleged economic loss), as well as additional amounts in “dommages moraux” (which are damages for alleged non-economic loss, including alleged psychological suffering and moral anguish).

On May 22, 2023, a favorable first instance judgment was issued for Banistmo. The plaintiff filed an appeal against the decision. As of December 31, 2023, the proceeding is pending the scheduling of a date to conclude the appeal hearing.

The contingency is deemed to be remote. Banistmo has not recorded a provision for this matter.

BANCO AGRÍCOLA

Dirección General de Impuestos Internos of El Salvador

The authority on taxes of El Salvador (DGII), in accordance with the resolution of October 2018, determined that Banco Agrícola failed to pay and declare income taxes related to fiscal year 2014 for a total of USD 11,116 and related penalties.

In 2021, the appeal presented by Banco Agrícola was decided. The Tribunal de Apelaciones de los Impuestos Internos y Aduanas (TAII) modified the Resolution issued by DGII, adjusted the rental tax to USD 6,341 and revoked the sanction.

Banco Agrícola filed a lawsuit before the Contentious Administrative Tribunal seeking to overrule DGII´s and TAII´s previous decisions in relation to the tax’s payment. As of December 31, 2023, the initial hearing date is pending.

The contingency is deemed to be remote. Banco Agrícola has not recorded a provision for this matter.

ARRENDADORA FINANCIERA S.A.

Cordal filed a lawsuit against Arrendadora Financiera, seeking compensation for USD 6,454. According to the lawsuit, Cordal was the owner of a current account in Arrendadora Financiera (formerly Banco Capital S.A.) and it alleged that it´s funds were irregularly transferred to third parties. Arrendadora Financiera alleges Cordal´s account was liquidated before the acquisition of Banco Capital S.A. and, therefore, no funds were transferred.

As of December 31, 2023, the proceeding is at the evidentiary stage. The contingency is deemed to be remote. Arrendadora Financiera has not recorded a provision for this matter. A former employee of the plaintiff was convicted of aggravated theft in connection with the facts of this lawsuit.

BANCO AGROMERCANTIL

Bapa Holdings Corp.

On September 20, 2022, a lawsuit against Banco Agromercantil was filed by Bapa Holdings Corp. The plaintiff alleges it invested USD 7,000 through a participation agreement with North Shore Development Company (NDSC) for the development of a housing project that was going to be built in a property, which was security for a loan given by Banco Agromercantil to NDSC, located in Roatan Island, Honduras. Bapa claims BAM caused damages due to its failure to provide information about NDSC´s financial situation and going through with the sale of the credit.

On October 24, 2022, BAM responded to the claim and filed exceptions alleging that it has no commercial relationship with Bapa, and the statute of limitations deadline expired. As of December 31, 2023, the court is pending a ruling on the exceptions to the lawsuit.

The contingency is deemed to be remote. Banco Agromercantil has not recorded a provision for this matter.

Superintendencia de Administración Tributaria (SAT)

The Superintendencia de Administración Tributaria (SAT) de Guatemala ordered a tax adjustment in the fiscal year 2014 of Banco Agromercantil´s rental tax declaration, duly paid by BAM, for a value of USD 13,583 (including tax and sanction). Banco Agromercantil initiated legal proceedings against the decision adopted by de SAT, pleading that the tax discounts applied by the Bank were appropriate.

As a result of the agreement with SAT, BAM made a payment of USD 770 for taxes and penalties. As of December 31, 2023, the suspension of the case is still pending.

NOTE 22. SHARE CAPITAL

The subscribed and paid-in capital is the following:

Share capital	December 31, 2023	December 31, 2022
Authorized shares	1,400,000,000	1,400,000,000
Subscribed and paid-in shares:
Ordinary shares with a nominal value of COP 500 pesos	509,704,584	509,704,584
Preferred shares with dividend without voting rights with nominal value of COP 500 pesos	452,122,416	452,122,416
Total subscribed and paid-in shares	961,827,000	961,827,000
Subscribed and paid capital (nominal value, in millions of COP)	480,914	480,914

Dividends declared

The declaration, amount and payment of dividends are based on Bancolombia S.A.’s unconsolidated net income. Dividends must be approved at the ordinary general shareholders' meeting upon the recommendation of the Board of Directors. Under the Colombian Commercial Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Bancolombia must distribute to its stockholders at least 50% of its annual net income or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital, unless such minimum percentages are waived by an affirmative vote of the holders of at least 78% of the shares present at the stockholders’ meeting. Such dividend distribution must be made to all stockholders, in cash or in issued stock of Bancolombia, as may be determined by the stockholders, and within a year from the date of the annual general ordinary stockholders' meeting in which the dividend was declared.

The payment of dividends must be made in cash during the year following the applicable date for the annual general ordinary stockholders' meeting. If the payment is made in the Bank’s own equity securities instead of cash, that must be approved by 80% of the outstanding common shareholders and 80% of the outstanding preferred shares.

The annual net profits of Bancolombia must be applied as follows: (i) first, an amount equal to 10% of Bancolombia’s net profits to a legal reserve until such reserve is equal to at least 50% of the Bank’s paid-in capital; (ii) second, to the payment of the minimum dividend on the preferred shares; and (iii) third, as may be determined in the ordinary annual general ordinary stockholders' meeting by the vote of the holders of a majority of the shares entitled to vote.

Dividends declared with respect to	Cash dividends per share
net income earned in:	(Stated in COP)
2023	3,536
2022	3,536
2021	3,120
2020	260
2019	1,638

Common shares

The holders of common shares are entitled to vote on any matter subject to approval at an annual general ordinary stockholders' meeting. Within 15 calendar days prior to such meeting, such holders are entitled to inspect the books and records of the Company.

Also, the holders of common shares will receive a proportion of the profits subject to the provisions of law, statutes and established at general shareholders’ meeting. The dividend received by holders of common shares may not be higher than the dividend assigned to preferred shares.

Preferred shares

Holders of preferred shares are entitled to receive dividends based on the net profits of the preceding fiscal year, after deducting losses affecting the capital and once the amount that shall be legally set apart for the legal reserve has been deducted, but before creating or accruing for any other reserve, of a non-cumulative minimum preferred dividend equal to one percent (1%) yearly of the subscription price of the preferred share, provided this dividend is higher than the dividend assigned to common shares. If this is not the case, the dividend shall be increased to an amount that is equal to the per share dividend on the common shares.

Payment of the preferred dividend shall be made at the time and in the manner established in the general shareholders’ meeting and with the priority indicated by Colombian law.

Any dividend in shares requires the approval of 80% or more of the shares present at a shareholders’ meeting, which will include 80% or more of the outstanding preferred shares. In the event of absence of such holders of preferred shares, a stock dividend only has can be payable to the holders of common shares that aprove this payment.

Reserved Shares

Stocks that are available between maximum authorized shares and paid-in shares. The Bank has not reserved shares.

NOTE 23. APPROPRIATED RESERVES

As of December 31, 2023 and 2022, the appropriated retained earnings consist of the following:

Concept	December 31, 2023	December 31, 2022
In millions of COP
Appropriation of net income(1)(2)	12,794,057	12,768,264
Others(3)	7,250,712	3,162,401
Total Appropiated reserves	20,044,769	15,930,665
(1)	The legal reserve fulfills two objetives: to increase and maintain the company's capital and to absorb economic losses. Based on the aforementioned, this amount shall not be distributed in dividends to the stockholders.

(2)	As of December 31, 2023 and December 31, 2022 includes reclassification of unclaimed dividends under Article 85 of the Bancolombia S.A Bylaws for COP 557 and COP 574, respectively.
(3)	At Bancolombia S.A, the creation of an occasional reserve for equity strengthening and future growth continues, which was approved at the General Shareholders Meeting.

NOTE 24. UNCONSOLIDATED STRUCTURED ENTITIES

Nature and risks associated with the Bank’s interests in unconsolidated structured entities

The term "unconsolidated structured entities" refers to all structured entities that are not controlled by the Bank. The Bank manages transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions and for specific investment opportunities.

The table below shows the total assets of unconsolidated structured entities in which the Bank had an interest at the reporting date and its maximum exposure to loss in relation to those interests.

As of December 31, 2023

	Securitizations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	1,028,501	159,609,365	160,637,866
The Bank’s interest-assets
Investments at fair value through profit or loss	80,436	-	80,436
Investments at fair value through other comprehensive income	22,149	-	22,149
Loans and advances to customers	-	7,997,406	7,997,406
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	102,585	7,997,406	8,099,991
The Bank’s maximum exposure	102,585	7,997,406	8,099,991
Fees income	3,763	474,136	477,899

As of December 31, 2022

	Securitizations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	1,198,421	149,688,085	150,886,506
The Bank’s interest-assets
Investments at fair value through profit or loss	87,048	-	87,048
Investments at fair value through other comprehensive income	26,936	-	26,936
Loans and advances to customers	-	6,116,373	6,116,373
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	113,984	6,116,373	6,230,357
The Bank’s maximum exposure	113,984	6,116,373	6,230,357
Fees income	4,532	435,177	439,709

Securitizations

The Bank invests in asset-backed securities issued by securitization entities for which underlying assets are mortgages originated by financial institutions. The Bank does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and accounted for as investment at fair value through profit or loss and residual rights accounted for as investment at fair value through other comprehensive income. These asset-backed securities have different maturities and are generally classified by credit ratings. The Bank does not expect significant changes in those ratings. Also, the Bank retains beneficial interests in the form of servicing fees on the securitized mortgages.

The Bank’s managed funds

The Bank’s managed funds are derived from the following type of business lines: related trusts, mutual funds sold to individuals, corporate trusts, escrow accounts, private equity funds, and delegated tailor-made mandates from third parties. Generally, the revenues correspond to the fees received from the management of resources that are invested in several instruments and management of properties and premises related to real estate projects in progress.

Likewise, the Bank receives fees for management assets pledged as collateral for clients’ commitments and obligations, and fees from management of resources of government agencies and entities.

On the other hand, there is not an additional exposure to loss, such as funding commitments with regards to the Bank’s involvement with those entities.

NOTE 25. OPERATING INCOME

25.1. Interest and valuation on financial instruments

The following table sets forth the detail of interest and valuation on financial asset instruments for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
In millions of COP
Interest on debt instruments using the effective interest method(1)	1,029,377	588,792	311,488
Interest and valuation on financial instruments
Debt investments(2)	628,082	1,198,296	466,124
Repos	137,014	(84,410)	(56,555)
Spot transactions	(28,590)	77,433	27,348
Derivatives	(157,818)	171,381	33,637
Total valuation on financial instruments	578,688	1,362,700	470,554
Total Interest and valuation on financial instruments	1,608,065	1,951,492	782,042

(1)The increase is mainly presented in Bancolombia S.A., due to higher profits in the valuation of TDA (Títulos de Desarrollo Agropecuario).

(2) In 2023 the decrease is mainly presented in Bancolombia S.A., due to a lower volume and lower valuation in the portfolio of securities issued by foreign governments (United States Treasury Bonds), which are directly related to the variations in the exchange rate, offset by an increase in the valuation of fixed rate TES.

25.2.       Interest expenses

The following table sets forth the detail of interest on financial liability instruments for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
In millions of COP
Deposits(1)	13,323,516	6,141,680	2,814,505
Borrowing costs(1)	1,658,996	763,717	293,949
Debt instruments in issue	1,426,615	1,328,511	1,053,441
Lease liabilities(2)	113,815	111,349	111,556
Preferred shares	57,701	57,701	57,701
Overnight funds	30,540	11,375	3,870
Other interest (expense)	57,112	28,137	16,534

Total interest expenses	16,668,295	8,442,470	4,351,556

(1)The intervention rate issued by the Banco de la República de Colombia for the period of 2023 started at 12.00% and closed at 13.00%, for 2022 it started at 3.00% and closed at 12.00% and for 2021 it started at 1.75% and closed at 3.00%. This has an impact on the rates of deposits and financial obligations in addition, there was an increase of time deposits.

(2) See Note 7.2. Lessee.

Net interest income is defined as interest on loan portfolio and financial leasing operations, interest on debt instruments measured by the effective interest method and interest expense amounts to COP 19,601,869 COP 16,929,815 and COP 11,304,222 for the years ended in December 31, 2023, 2022 and 2021, respectively.

25.3.        Fees and commissions

The Bank has elected to present the income from contracts with customers as an element in a line named “Fees and commissions income” in the consolidated statement of income separated from the other income sources.

The information contained in this section about the fees and commission’s income presents information on the nature, amount, timing and uncertainty of the income from ordinary activities which arise from a contract with a customer under the regulatory framework of IFRS 15 Revenue from Ordinary activities from Contracts with Customers.

In the following table, the description of the main activities through which the Bank generates revenue from contracts with customers is presented:

Fees and Commissions	Description
Banking services

Banking Services are related to commissions from the use of digital physical channels or once the customer makes a transaction. The performance obligation is fulfilled once the payment is delivered to its beneficiary and the proof of receipt of the payment is sent, in that moment, the collection of the commission charged to the customer is generated, which is a fixed amount. The commitment is satisfied during the entire validity of the contract with the customer. The Bank acts as principal.

Credit and debit card fees

In debit card product contracts, it is identified that the price assigned to the services promised by the Bank to the customers is fixed. Given that no financing component exists, it is established on the basis of the national and international interbank rate. Additionally, the product charges to the customers commissions for handling fees, at a determined time and with a fixed rate.

For Credit Cards, the commissions are the handling fees and depend on the card franchise. The commitment is satisfied in so far that the customer has capacity available on the card.

Other revenue received by the (issuer) credit card product, is advance commission; this revenue is the charge generated each time the customer makes a national or international advance, at owned or non-owned ATMs, or through a physical branch. The exchange bank fee is a revenue for the Issuing Bank of the credit card for the services provided to the business for the transaction effected at the point of sale. The commission is accrued and collected immediately at the establishment and has a fixed amount.

In the credit cards product there is a customer loyalty program, in which points are awarded for each transaction made by the customer in a retail establishment. The program is administrated by a third party who assumes the inventory and claims risks, for which it acts as agent. The Bank, recognized it as a lower value of the revenue from the exchange bank fee.

The rights and obligations of each party in respect of the goods and services for transfer are clearly identified, the payment terms are explicit, and it is probable, that is, it takes into consideration the capacity of the customer and the intention of having to pay the consideration at termination to those entitled to change the transferred goods or services. The revenue is recognized at a point in time: the Bank satisfies the performance obligation when the “control” of the goods or services was transferred to the customers.

Deposits

Deposits are related to the services generated from the offices network of the Bank once a customer makes a transaction. The Bank generally commits to maintain active channels for the products that the customer has with the Bank, with the purpose of making payments and transfers, sending statements and making transactions in general. The commissions are deducted from the deposit account, and they are incurred at a point in time. The Bank acts as principal.

Electronic services and ATMs

Revenue received from electronic services and ATMs arises through the provision of services so that the customers may make required transactions, and which are enabled by the Bank. These include online and real-time payments by the customers of the Bank holding a checking or savings accounts, with a debit or credit card for the products and services that the customer offers. Each transaction has a single price, for a single service. The provision of collection services or other different services provided by the Bank, through electronic equipment, generates consideration chargeable to the customer established contractually by the Bank as a fee. The Bank acts as principal and the revenue is recognized at a point in time.

Brokerage

Brokerage is a group of services for the negotiation and administration of operations for purchasing fixed revenue securities, equities and operations with derivatives in its own name, but on the account of others. The performance obligations are fulfilled at a point in time when the commission agent in making its best effort can execute the business entrusted by the customer in the best conditions. The performance obligations are considered satisfied once the service stipulated in the contract is fulfilled, as consideration fixed, or variable payments are agreed, depending on the service. The Bank acts generally as principle and in some special cases as agent.

Remittance

Revenue for remittance is received as consideration for the commitment established by the Bank to pay remittances sent by the remitting companies to the beneficiaries of the same. The commitment is satisfied at a point in time to the extent that the remittance is paid to the beneficiary.

The price is fixed, but may vary in accordance to the transferred amount, due to the operation being dependent on the volume of operations generated and the transaction type. There is no component of financing, nor the right to receive consideration dependent on the occurrence or not of a future event.

Acceptances, Guarantees and Standby Letters of Credit

Banking Service from acceptances, guarantees and standby letters of credit which are not part of the portfolio of the Bank. There exist different performance obligations; the satisfaction of performance obligations occurs when the service is given to the customer. The consideration in these types of contracts may include fixed amounts, variable amounts, or both, and the Bank acts as principal. The revenue is recognized at a point in time.

Trust

Revenue related to Trust are received from the administration of the customer resources in the business of investment trusts, property trusts, management trusts, guarantee trusts, for the resources of the general social security system, Collective portfolios and Private Equity Funds (PEF). The commitments are established in contracts independently and in an explicit manner, and the services provided by the Bank are not inter-related between the contracts. The performance obligation corresponds to performing the best management in terms of the services to be provided in relation to trust characteristics, thus fixed and variable prices are established depending on the complexity of the business, similarly, revenues are recognized throughout or at a determined time. In all the established businesses it acts as principal.

Placement of Securities

Valores Bancolombia makes available its commercial strength for the deposit, reinvestment of resources through financial instruments to the issuing company. It receives a payment for deposits made. The commitment of the contract is satisfied to the extent that the resources requested by the issuer are obtained through the distribution desks of Valores Bancolombia. The collection is made monthly. It is established that Valores Bancolombia may undertake collection of these commissions at the end of the month through a collection account charged to the issuer, acting as principal.

Bancassurance

The bank receives a commission for collecting insurance premiums at a given time and for allowing the use of its network to sell insurance from different insurance companies over time. The Bank in these bancassurance contracts acts as agent (intermediary between the customer and the insurance company), since it is the insurance company which assumes the risks, and which handles the complaints and claims of the customers inherent in each insurance. Therefore, the insurance company acts as principal before the customer. The prices agreed in bancassurance are defined as a percentage on the value of the policy premiums. The payment shall be tied to the premiums collected, sold or taken for the case of employees’ insurance. The aforementioned then means that the price is variable, since, the revenue will depend on the quantity of policies or calculations made by the insurance companies.

Collections

The Bank acting as principal, commits to collect outstanding invoices receivable by the collecting customers through the different channels offered by the bank, send the information of the collections made and credit the money to the savings or checking account defined by the collecting customer. The commitment is satisfied at a point in time to the extent that the money is collected by the different channels, the information of the said collections is delivered appropriately, and the resources are credited in real-time to the account agreed with the customer. For the service, the Bank receives a fixed payment, which is received for each transaction once the contract is in effect.

Services

These are the maintenance services performed on the fleet owned by the customers, these services are performed on demand, and the value of the service cost is invoiced plus an intermediation margin. The collection is made by the amount of expense invoiced by the provider plus an intermediation percentage, which ranges between 5% and 10% depending on the customer.

The contract is written, is based on a framework contract which is held between the customers which contains the general terms of negotiation and the payment terms are generally 30 days after generating the invoice. The revenue is recognized when the service is provided. There is no financing nor sanctions for early cancellations.

To view the details of the balance, refer to line ‘Logistics services’ in Note 25.4 Other operational Income.

Gains on sale of assets

These are the revenue from the sale of assets, where the sale value is higher than the book value recorded in the accounts, the difference representing the gains. The recognition of the revenue is at a point in time once the sale is realized. The Bank acts as principal in this type of transaction and the transaction price is determined by the market value of the asset being sold.

To view the details of the balance, refer to line ‘Gain on sale of assets’ in Note 25.4 Other operational Income.

Investment Banking

Investment Banking offers to customer’s financial advisory services in the structuring of businesses in accordance with the needs of each one of them. The advisory services consist in realizing a financial structuring of a credit or bond in which the Investment Bank offers the elements so that the company decides the best option for structuring the instrument. In the financial advisory contract, a best efforts clause is included.

The promises given to the customers are established in the contracts independently and explicitly. The services provided by the Invesment Bank are not interrelated between the contracts, correspond to the independent advice agreed and do not include additional services in the commission agreed with the customer. The advisory services offered in each one of the contracts are identifiable separately from the other performance commitments that the Investment Bank may have with the customers. The Investment Bank does not have a standard contract for the provision of advisory services, given than each contract is tailored to the customer’s needs.

The transaction price is defined at the start of the contract and is assigned to each service provided independently. The price contains a fixed and a variable portion which is provided in the contracts. The variation depends on the placement amount for the case of a financial structuring contract and coordination of the issuance and conditions of the same. In these operations Banca de Inversion Bancolombia provides advice to the customers and the price shall depend at times on the success and amount of the operation. In the contracts subject to evaluation there are no incremental costs associated with the satisfaction of the commitments of the Bank with the customers provided for.

In the contracts signed with the customers, a penalty clause is established in case of a customer withdrawing from continuing with the provision of the services established in the commercial offer. The penalty shall be recognized in the financial statements once the Investment Bank is notified on the withdrawal under the concept of charges for early termination of the contract.

The Bank presents the information on revenue from contracts with customers in accordance with its operating segments defined earlier in Note 3. Operating Segments for each of the principal services offered.

The following table shows the balances categorized by nature and by segment of revenue from ordinary activities from contracts with customers, for further information about composition of Bank’ segments see Note 3. Operating segments:

As of December 31, 2023

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial estabilshments	2,467,174	272,380	233,049	95,833	-	-	-	1,992	-	3,070,428
Bancassurance	924,280	72,705	77	-	104	29	126	-	-	997,321
Banking services	593,729	110,271	157,386	68,857	-	-	-	37,746	23,574	991,563
Payment and collections	950,167	15,236	-	-	-	-	-	-	-	965,403
Fiduciary Activities and Securities	-	20,233	6,399	851	361,632	-	74,377	54	-	463,546
Acceptances, Guarantees and Standby Letters of Credit	72,335	25,159	5,211	3,173	-	-	-	1,803	-	107,681
Investment banking	-	980	1,225	-	-	55,888	10,728	-	-	68,821
Brokerage	-	15,568	-	-	-	-	11,140	-	-	26,708
Others	244,414	398	76,221	54,486	229	-	7,614	5,633	412	389,407
Total revenue of contracts with customers	5,252,099	532,930	479,568	223,200	361,965	55,917	103,985	47,228	23,986	7,080,878

As of December 31, 2022

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial estabilshments	2,248,727	232,637	216,977	79,551	-	-	-	1,868	-	2,779,760
Bancassurance	814,653	57,858	97	-	29	8	32	-	-	872,677
Banking services	481,103	91,938	142,047	78,264	-	-	-	31,277	12,732	837,361

Payment and collections	851,983	13,975	-	-	-	-	-	-	-	865,958
Fiduciary Activities and Securities	-	18,975	6,522	803	318,840	-	78,509	53	-	423,702
Acceptances, Guarantees and Standby Letters of Credit	58,293	18,382	10,081	3,774	-	-	-	828	-	91,358
Investment banking	-	550	1,482	-	-	86,224	15,667	-	-	103,923
Brokerage	-	11,888	-	-	-	-	15,960	-	-	27,848
Others	229,804	380	66,971	56,162	-	-	1,198	7,995	5,429	367,939
Total revenue of contracts with customers	4,684,563	446,583	444,177	218,554	318,869	86,232	111,366	42,021	18,161	6,370,526

As of December 31, 2021

	Banking	Banking	Banking El	Banking		Investment		International	All Other	Total
	Colombia	Panama	Salvador	Guatemala	Trust	Banking	Brokerage	Banking	Segments

Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial estabilshments	1,830,128	174,226	168,273	61,831	-	-	-	1,663	-	2,236,121
Bancassurance	636,632	49,730	129	-	40	10	51	-	-	686,592
Banking services	414,870	69,379	118,532	56,548	-	-	-	22,902	-	682,231
Payment and collections	723,297	10,064	-	-	-	-	-	-	-	733,361
Fiduciary Activities and Securities	-	17,420	6,567	704	347,838	-	90,548	46	-	463,123
Acceptances, Guarantees and Standby Letters of Credit	43,863	16,125	6,928	3,716	-	-	-	1,917	-	72,549
Investment banking	-	1,998	1,353	-	-	79,521	11,481	-	-	94,353
Brokerage	-	12,661	-	-	-	-	14,193	-	-	26,854
Others	192,682	-	57,942	37,109	-	-	1,009	6,781	3,097	298,620
Total revenue of contracts with customers	3,841,472	351,603	359,724	159,908	347,878	79,531	117,282	33,309	3,097	5,293,804

For the determination of the transaction price, the Bank assigns to each one of the services the amount which represents the value expected to be received as consideration for each independent commitment, which is based on the relative price of independent sale. The price that the Bank determines for each performance obligation is done by defining the cost of each service, related tax and associated risks to the operation and inherent to the transaction plus the margin expected to be received in each one of the services, taking as references the market prices and conditions, as well as the segmentation of the customer.

In the transactions evaluated in the contracts, changes in the price of the transaction are not identified.

Contract assets with customers

The Bank receives payments from customers based on the provision of the service, in accordance to that established in the contracts. When the Bank incurs costs for providing the service prior to the invoicing, and if these are directly related with a contract, they improve the resources of the entity and are expected to recuperate, these costs correspond to a contract asset. Currently, the Group does not have assets related to contracts with customers.

As a practical expedient, the Bank recognizes the incremental costs of obtaining a contract as an expense when the amortization period of the asset is one year or less.

Contract liabilities with customers

The contract liabilities constitute the obligation of the Bank to transfer the services to a customer, for which the Group has received a payment on the part of the final customer or if the amount is due before the execution of the contract. They also include deferred income related to services that shall be delivered or provided in the future, which will be invoiced to the customer in advance, but which are still not due.

The following table shows the detail of accounts receivable, and contract liabilities balances as at December 31, 2023, 2022 and 2021:

	2023	2022	2021
	In millions of COP
Accounts receivable from contracts with customers(1)	259,516	192,029	182,672
Liabilities from contracts with customers(2)(3)(4)	60,128	56,856	55,025

(1) Allowances for receivables from customers are COP 21,591, COP 15,330 and COP 16,537 for the year 2023, 2022 and 2021, respectively.

(2) Contract liabilities are mainly related to commissions received from customers when the Bank issues financial guarantees. They are recognized as income during the term of the contract, according to the form and frequency of payment of the commissions. The weighted-average expected period for income recognition as of December 31, 2023 was 1.3 years, as of December 31, 2022, 1.6 years and as of December 31, 2021 was 1.3 years.

(3) During the years 2023 and 2022, income was recognized for COP 55,179 and COP 45,656 respectively from the liability of contracts with clients at the beginning of the period.

(4) See Note 20. Other liabilities.

The contract liabilities increased COP 3,272 in 2023 and COP 1,831 in 2022. The changes in contract liabilities are due to performance circumscribed in the contract.

Fees and Commissions Expenses

Fees and Commissions Expenses	2023	2022	2021
	In millions of COP
Banking services	1,483,701	1,242,590	798,729
Sales, collections and other services	851,784	708,803	619,715
Correspondent banking	504,227	406,567	307,308
Payments and collections	41,904	34,720	26,897
Others	215,664	197,486	108,034
Total expenses for commissions	3,097,280	2,590,166	1,860,683

25.4.        Other operating income

The following table sets forth the detail of other operating income net for the years ended December 31, 2023, 2022 and 2021:

Other operating income	2023	2022	2021
	In millions of COP
Leases and related services(1)	1,771,016	1,362,677	936,574
Net foreign exchange and Derivatives Foreign exchange contracts(2)	1,215,064	(373,045)	296,534
Investment property valuation(3)	197,526	236,617	67,762
Gains on sale of assets	170,910	171,482	227,445
Logistics services	136,118	165,738	140,451
Insurance(4)	86,330	92,294	54,833
Other reversals	67,617	64,467	56,381
Penalties for failure to contracts	13,855	6,833	15,680
Others	321,214	326,372	226,481
Total Other operating income	3,979,650	2,053,435	2,022,141

(1)Corresponds to operating leases for COP 833,244, COP 649,693 and COP 412,286, other related leasing services for COP 660,442, COP 541,436 and COP 375,275 (see Note 7.1 lessor), property leases for COP 228,325, COP 157,511 and COP 139,021 (see Note 11. Investment properties) and other assets for COP 49,005, COP 14,037, COP 9,992 for the years ended December 31, 2023, 2022 and 2021 respectively.

(2) Corresponds to the management of assets and liabilities in foreign currencies and the volatility of the U.S. dollar.

(3) In 2022 increased in properties and variation in fair value due to improved market conditions at the reporting date.

(4)Corresponds to income from insurance operations of Seguros Agromercantil S.A., subsidiary domiciled in Guatemala. In 2023, it includes the effect of the adoption of IFRS 17 Insurance Contract. See Note 32. Impacts on the application of new standards.

25.5. Dividends and net income on equity investments

The following table sets forth the detail of dividends received, and share of profits of equity method investees for the years ended December 31, 2023, 2022 and 2021:

Dividends and net income on equity investments	2023	2022	2021
	In millions of COP
Dividends(1)	127,427	59,072	108,079
Equity method(2)	113,115	219,105	199,652
Equity investments and other financial instruments(3)	22,944	(672)	7,253
(Losses) Gains on sale of investments in associates(4)	-	(34,451)	9,896
Impairment of investments in associates and joint ventures(5)	(108,175)	(9,633)	(1,733)
Others(6)	54,874	2,433	5,197
Total dividends received, and share of profits of equity method investees	210,185	235,854	328,344
(1)	As of December 31, 2023, 2022 and 2021, includes dividends received from equity investments at fair value through profit or loss for COP 768, COP 6,209 and COP 40,188, the decrease is the result of lower dividends on the preferred share of Tuya S.A and investments derecognised for COP 341, COP 116 and COP 251, respectively, dividends from equity investments at fair value through OCI for COP 18,464, COP 16,842 and COP 12,665, respectively and investments derecognised for COP 3,231 in 2023. Additionally, includes returns received of the associate at fair value P.A. Viva Malls for COP 104,623, COP 35,905, and COP 50,208, respectively. For further information, see Note 8. Investments in associates and joint ventures.
(2)	Corresponds to income from equity method of investments in associates as of December 31, 2023, 2022 and 2021 for COP 230,704, COP 265,885 and COP 179,032 (includes valuation of investments in associates at fair value), respectively, and joint ventures for COP (117,589), COP (46,780) and COP 20,620, respectively. For further information, see Note 8. Investments in associates and joint ventures.
(3)	For 2023, the increase is explained by the effect of the exchange of shares from Bolsa de Valores de Colombia for shares of the Holding Bursátil Regional in Chile. The Holding Bursátil Regional was constituted as of the integration of the Colombia, Perú and Chile Stock Exchanges in November 2023. For more information see Note 5.1. Financial assets investments.
(4)	In December 2022, was registered the spin-off of Protección S.A. and the creation of the company Asulado Seguros de Vida S.A., of which the Bank sold its participation to SURA Asset Management S.A., to comply with the authorized investment regime, and a loss of COP (41,434) was recognized, see Note 8 Investments in associates and joint ventures. Additionally, as a result of the sale in 2019 of the investments in the associates Avefarma S.A.S, Glassfarma Tech S.A.S. and Panamerican Pharmaceutical Holding Inc., COP 6,983 was received as contingent payment. For 2021, COP 9,896 had been received.
(5)	Corresponds to the impairment of associates and joint ventures, for 2023 in Compañía de Financiamiento TUYA S.A. recognized in the Investment Banking segment for COP 106,574, Reintegra S.A.S. for COP 2,017 and recovery of impairment in Fondo de Capital Privado Ruta del Sol compartimento A for COP 416 for impairment recorded in 2022, both recognized in the segment Others. For 2022, the impairment corresponds to Reintegra S.A.S for COP 7,688, Fondo de Capital Privado Ruta del Sol compartimiento A for COP 6,514 and Viliv S.A.S. (in liquidation) for COP 463, recognized in Others segments, offset by the recovery of impairment of the associate Internacional Ejecutiva de Aviación S.A.S for COP 5,032, impairment recognized in 2021 in the Investment Banking segment. For further information, see Note 8. Investments in associates and joint ventures.
(6)	For 2023, corresponds to gains recognized in acquisitions of P.A. Calle 84 (2) and P.A. Calle 84 (3) for COP 31,117 and P.A. Nomad Central for COP 23,757 from a bargain purchase. In 2022, this income corresponded to P.A. Fai Calle 77. For 2022, corresponds to gains recognized in acquisition of P.A. FAI Calle 77 from a bargain purchase. In 2021, corresponds to gains recognized by the Bank as the difference between book value and fair value of Wompi S.A.S. (before Vlipco S.A.S.) previous to its acquisition date, the transaction was completed in November 2021. For further information, see Note 9.3. Business combination.

NOTE 26. OPERATING EXPENSES

26.1.       Salaries and employee benefit

The detail for salaries and employee benefits for the years ended December 31, 2023, 2022 and 2021 is as follows:

Salaries and employee benefit	2023	2022	2021
In millions of COP
Salaries(1)	2,286,471	1,897,710	1,648,872
Bonuses(2)	940,292	823,517	714,353
Private premium(3)	651,048	423,261	384,056
Social security contributions	546,434	447,017	355,166
Indemnization payment	179,916	189,643	137,453
Other benefits(4)	746,073	636,508	542,696
Total Salaries and employee benefit	5,350,234	4,417,656	3,782,596
(1)	This is mainly explained by salary increases indexed to inflation.
(2)	Corresponds mainly to bonuses for employees in accordance with the variable compensation model of the Bank.
(3)	The increase corresponds to a higher provision due to a decrease in the nominal rate and the inflation rate.
(4)	Includes vacations, severance and interest on severance, pension and employee benefits, mainly policy benefits, training and recreation.

26.2.       Other administrative and general expenses

The detail for administrative and general expenses for the years ended December 31, 2023, 2022 and 2021 is as follows:

Other administrative and general expenses	2023	2022	2021
	In millions of COP
Fees(1)	943,781	864,520	758,986
Maintenance and repairs(2)	900,251	757,861	592,493
Insurance(3)	738,786	640,753	495,146
Data processing(4)	473,059	362,621	363,105
Frauds and claims(5)	346,899	258,834	182,916
Transport	233,856	232,471	198,828
Advertising	175,690	185,122	153,066
Cleaning and security services	129,460	117,966	111,717
Public services	125,433	119,949	149,029
Contributions and affiliations	109,038	116,118	101,727
Communications	74,685	72,501	71,861
Properties improvements and installation	66,438	70,845	64,554
Useful and stationery	57,061	55,045	53,476
Disputes, fines and sanctions(6)	43,499	63,519	13,106
Real estate management	33,637	30,216	28,962
Travel expenses	31,813	25,600	10,713
Publications and subscriptions	22,574	20,644	17,775
Storage services	16,321	15,013	14,666
Legal expenses	14,136	10,573	6,834
Others	497,527	539,729	351,546
Total other administrative and general expenses(7)	5,033,944	4,559,900	3,740,506
Taxes other than income tax(8)	1,433,148	929,512	719,593
(1)	Increase generated mainly by digital transformation fees.
(2)	Increase is caused mainly by vehicle maintenance for COP 85,247 and computer equipment maintenance for COP 46,626.
(3)	The increase is mainly generated by Fogafin deposit insurance due to an increase in the volume of time deposits.

(4)	In 2023, the increase generated mainly by license maintenance services, electronic data processing and technology services.
(5)	The increase is generated mainly in virtual transactions and cards frauds.
(6)	The amount for the year 2022 includes the following events: Banagrícola and subsidiaries by USD 4,000 due to out-of-court closing of contingency and in Banistmo and subsidiaries by USD 2,500 due to judgment against.
(7)	As of December 31, 2021, the Consolidated Statement of Income disclosed the line "Other expenses" for COP 218,586. Considering the nature of the operations contained in this caption, the Bank decided to reclassify this item in the Consolidated Statement of Income as of December 31, 2023, 2022 and 2021 in the line "Other administrative and general expenses". For comparative purposes, figure disclosed in 2021 in the line "Other administrative and general expenses" for COP 3,521,920 were modified to COP 3,740,506.
(8)	The increase mainly generates in industry and commerce taxes, value added tax (IVA) and Tax on Financial Movements (GMF).

26.3.       Impairment, depreciation and amortization

The detail for Impairment, depreciation and amortization for the years ended December 31, 2023, 2022 and 2021 is as follows:

Impairment, depreciation and amortization	2023	2022	2021
	In millions of COP
Depreciation of premises and equipment(1)	636,376	560,596	466,179
Depreciation of right-of-use assets(2)	229,665	212,861	190,819
Amortization of intangible assets(3)	212,317	175,991	198,169
Impairment of other assets, net(4)(5)	46,501	31,127	65,391
Total impairment, depreciation and amortization	1,124,859	980,575	920,558

(1)See Note 10 Premises and equipment, net.

(2)See Note 7.2 Lessee.

(3)See Note 9 Goodwill and intangibles assets, net.

(4) Includes value for impairment of property and equipment for COP 4,480 in 2023 and COP 3,536 in 2022.

(5)The detail of the impairment of other assets net by operating segments for the years ended December 31, 2023, 2022 and 2021 is presented in the table below:

Impairment (recovery) of other assets, net	2023	2022	2021
	In millions of COP
Banking Colombia	45,122	24,187	38,632
Banking Panama	5,290	12,599	17,962
Banking Guatemala	8,929	12,101	7,554
All other segments	4,713	1,803	848
International Banking	1,730	314	-
Banking El Salvador(1)	(19,283)	(19,877)	395
Total(2)	46,501	31,127	65,391

(1)Corresponds mainly to the Net realizable value (NRV) and higher sales generated in 2022 compared to 2021.

(2)The variation in 2023 with respect to 2022 is mainly to the Net realizable value (NRV).

During 2023, 2022 and 2021, no significant cybersecurity breaches materialized, according to the data security policies established by Management.

NOTE 27. EARNING PER SHARE (‘EPS’)

Basic EPS is calculated by reducing the income from continuing operations by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends that must be paid for the current period, considering the allocation of remaining earnings to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. EPS is determined by dividing the total earnings allocated to each security by the weighted average number of common shares outstanding.

Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Bank had no dilutive potential common shares as of December 31, 2023, 2022 and 2021.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2023, 2022 and 2021 (in millions of pesos, except per share data):

	2023	2022	2021
Income from continuing operations before attribution of non-controlling interests	6,214,971	6,996,365	4,207,787
Less: Non-controlling interests from continuing operations	98,035	212,875	120,992
Net income from controlling interest	6,116,936	6,783,490	4,086,795
Less: Preferred dividends declared	1,541,003	1,352,921	59,851
Less: Allocation of undistributed earnings to preferred stockholders	1,303,784	1,805,191	1,830,636
Net income allocated to common shareholders for basic and diluted EPS	3,272,149	3,625,378	2,196,308
Weighted average number of common shares outstanding used in basic EPS calculation (In millions)	510	510	510
Basic and diluted earnings per share to common shareholders	6,420	7,113	4,309
Basic and diluted earnings per share from continuing operations	6,420	7,113	4,309

NOTE 28. RELATED PARTY TRANSACTIONS

IAS 24 Related Party Disclosures requires that an entity discloses:

(a)	Transactions with its related parties; and
(b)	Relationships between a parent and its subsidiaries irrespective of whether there have been transactions between them.

Under IAS 24, an entity must disclose transactions with its related parties, outstanding balances, including commitments, recognized in the consolidated and separate financial statements of a parent or investors with joint control or significant influence over, an investee presented in accordance with IFRS 10 Consolidated Financial Statements.

Under this standard parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. This definition applies to the Bank in the cases below:

●	Stockholders with ownership interest equal or higher than 20% of the Bank’s capital:
-	Grupo de Inversiones Suramericana S.A.
-	Fondo Bancolombia ADR Program.
●	Members of Board of Directors and Senior Management, understood as the President and corporate Vice-presidents, as well as their close relatives (spouse and children) and the companies in which they have a participation of 10% or more of the Bank's capital.
●	Associates and joint ventures for which Bancolombia S.A. or any of the subsidiaries of the Group provide commercial banking services and deposits. For these purposes, all companies in which Grupo Bancolombia has joint control or significant influence have been included. For more information see note 8. Investments in associates and joint control.

Bancolombia S.A. or some of the subsidiaries of the Grupo Bancolombia provide banking and financial services to its related parties in order to satisfy their liquidity needs, and except for the intercompany merger agreement described below, these transactions are conducted on similar terms to third-party transactions and are not individually material. In the case of treasury operations, Bancolombia operates between its own position and its related parties through transactional channels or systems established for this purpose and under the conditions established by current regulations.

Between the Parent Company and its related parties, during the periods ending at December 31, 2023, 2022 and 2021, there were no:

-	Loans that for its contractual terms do not represent a lending transaction.
-	Loans with interest rates different to those that are ordinarily paid or charged to third parties in similar conditions of term, risk, etc.
-	Operations whose characteristics differ from those carried out with third parties
-	Guarantees, pledges or commitments given or received in respect of the aforementioned transactions.

As of December 31, 2023

	Stockholders with an
	interest equal or	Directors and	Associates and
	higher than 20% of	senior	joint ventures
	the Bank's capital(1)	management
In millions of COP
Assets
Financial assets investments	6,050	-	54,001
Derivative financial instruments	48,747	-	7,297
Loans and advances to customers	1,850,407	22,437	271,676
Allowance for loans, advances and lease losses	(1,455)	(50)	(760)
Investment in associates and joint ventures	-	-	2,997,603
Other assets	17,951	18	271,263
Total assets	1,921,700	22,405	3,601,080

Liabilities
Deposits by customers	1,434,117	16,312	141,853
Derivative financial instruments	14	209	1,068
Other liabilities	23,070	59	70,387
Total liabilities	1,457,201	16,580	213,308

Income
Interest on loans and financial leases	157,451	1,783	27,925
Valuation on financial instruments	97	-	11,998
Fees and commissions income	744,000	98	14,647
Dividends and net income on equity investments(2)	213	-	109,563
Derivatives Foreign exchange contracts	63,060	(218)	27,174
Other operating income	48,531	9	9,806
Net income	1,013,352	1,672	201,113

Expenses
Interest expenses	181,085	1,038	8,261
Credit impairment charges, net	(8,307)	4	(1,193)
Fees and commissions expenses	590	-	152,563
Employee benefits(3)	89,199	93	-
Other administrative and general expenses	159,184	2,492	23,644
Total expenses	421,751	3,627	183,275
(1)	Includes Grupo Sura conglomerate.
(2)	Includes impairment of associates and joint ventures mainly in TUYA S.A. for COP 106,574.
(3)	In case of stockholders with an interest equal or higher than 20% of the Bank’s capital, includes the benefit provided to employees for insurance policies and for directors and senior management corresponds to the benefit of special credit rates for employees.

As of December 31, 2022

	Stockholders with an
	interest equal or	Directors and	Associates and
	higher than 20% of	senior	joint ventures
	the Bank's capital(1)	management
In millions of COP
Assets
Financial assets investments	5,711	-	51,991
Derivative financial instruments	191	5	8
Loans and advances to customers	947,150	28,935	342,896
Allowance for loans, advances and lease losses	(9,746)	(49)	(3,470)
Investment in associates and joint ventures	-	-	2,915,633
Other assets(2)	17,520	41	209,350
Total assets	960,826	28,932	3,516,408

Liabilities
Deposits by customers	1,364,663	14,433	161,708
Derivative financial instruments	23	-	27,571
Other liabilities(2)	26,803	56	54,017
Total liabilities	1,391,489	14,489	243,296

Income
Interest on loans and financial leases	74,896	1,249	21,715
Valuation on financial instruments	-	-	994
Fees and commissions income	929,721	100	20,574
Dividends and net income on equity investments	30	-	224,602
Net foreign exchange and Derivatives Foreign exchange contracts	(10,158)	984	(30,484)
Other operating income	50,816	28	99,855
Net income	1,045,305	2,361	337,256

Expenses
Interest expenses	112,403	301	8,483
Credit impairment charges, net	10,171	50	(550)
Fees and commissions expenses	19	-	180,951
Employee benefits(3)	76,455	117	-
Other administrative and general expenses	161,367	2,056	30,792
Total expenses	360,415	2,524	219,676
(1)	Includes Grupo Sura conglomerate.
(2)	The values disclosed for Other assets and Other liabilities corresponding to Stockholders with an interest equal or higher than 20% as of December 31, 2022 were restated from COP 54,842 to COP 17,520 and from COP 163,385 to 26,803, respectively; this restatement has no effect on the Financial Statements and their notes, and it was also concluded that the revised figures were adjusted and disclosed on a comparative basis.
(3)	In case of stockholders with an interest equal or higher than 20% of the Bank’s capital, includes the benefit provided to employees for insurance policies and for directors and senior management corresponds to the benefit of special credit rates for employees.

As of December 31, 2021

	Stockholders with an
	interest equal or	Directors and	Associates and
	higher than 20% of	senior	joint ventures
	the Bank’s capital(1)	management
In millions of COP
Assets
Financial assets investments	2,755	-	9,635
Derivative financial instruments	-	25	-
Loans and advances to customers	937,190	17,821	234,956
Allowance for loans, advances and lease losses	(3,028)	(84)	(5,360)
Investment in associates and joint ventures	-	-	2,720,559
Other assets	7,644	913	172,636
Total assets	944,561	18,675	3,132,426

Liabilities
Deposits by customers	2,101,846	8,175	194,864
Derivative financial instruments	-	6	8,565
Other liabilities	1,120	368	36,596
Total liabilities	2,102,966	8,549	240,025

Income
Interest on loans and financial leases	29,092	759	11,443
Valuation on financial instruments	-	-	1,560
Fees and commissions income	737,402	98	13,056
Dividends and net income on equity investments	58	-	289,423
Net foreign exchange and Derivatives Foreign exchange contracts	(1,840)	1,112	(9,966)
Other operating income	278	-	55,524
Net income	764,990	1,969	361,040

Expenses
Interest expenses	16,564	93	1,403
Credit impairment charges, net	3,043	92	5,123
Fees and commissions expenses	17	-	130,950
Employee benefits(2)	60,221	19	-
Other administrative and general expenses	14,148	1,724	32,071
Total expenses	93,993	1,928	169,547
(1)	Includes Grupo Sura conglomerate.
(2)	In case of stockholders with an interest equal or higher than 20% of the Bank’s capital, includes the benefit provided to employees for insurance policies and for directors and senior management corresponds to the benefit of special credit rates for employees.

During the years ending December 31, 2023, 2022 and 2021, the Bank paid fees to the directors of  COP 2,306, COP 1,937 and COP 1,655, respectively, as compensation for attending meetings of the Board and its Committees.

The payments to senior management in the same periods were COP 18,387, COP 15,776 and COP 10,487 for short-term retributions and COP 312, COP 552 and COP 604 for long-term retributions. In 2022, there was a consolidation of the contributions of the Senior Management Pension Plan for COP 36,962 (See Note 19.3 Retirement Pension Premium Plan), and there were payments for post-employment benefits of COP 827 in 2023, COP 642 in 2022 and 3,207 in 2021.

The Parent Company, which is also the ultimate parent company, is Bancolombia S.A. Transactions between companies included in consolidation, described in the significant accounting policies, see Note 2.C.1 Subsidiaries, meet the definition of related party transactions and were eliminated from the consolidated financial statements.

NOTE 29. LIABILITIES FROM FINANCING ACTIVITIES

The following table presents the reconciliation of the balances of liabilities from financing activities as of December 31, 2023 and 2022:

			Non-cash changes
	Balance as of		Foreign
	January 1, 2023	Cash flows	currency	Interests	Other	Balance as of
			translation	accrued	movements	December 31, 2023
			adjustment
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	189,052	304,846	(23,603)	-	-	470,295
Borrowings from other financial institutions(1)	19,692,638	(1,674,476)	(4,029,947)	1,658,996	1,395	15,648,606
Debt instruments in issue(1)	19,575,988	(3,494,834)	(2,844,193)	1,426,615	-	14,663,576
Preferred shares(2)	584,204	(57,701)	-	57,701	-	584,204
Total liabilities from financing activities	40,041,882	(4,922,165)	(6,897,743)	3,143,312	1,395	31,366,681
(1)	The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 1,607,927 and COP 1,347,889, respectively, which are classified as cash flows from operating activities in the Consolidated Statement of Cash Flow.
(2)	The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the Consolidated Statement of Cash Flow, which includes the divideds paid during the year to both preferred and common shares holders.

			Non-cash changes
	Balance as of		Foreign
	January 1, 2022	Cash flows	currency	Interests	Other	Balance as of
			translation	accrued	movements	December 31, 2022
			adjustment
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	763,325	(579,488)	5,215	-	-	189,052
Borrowings from other financial institutions(1)	8,551,558	7,963,253	2,404,567	763,717	9,543	19,692,638
Debt instruments in issue(1)	21,093,864	(5,767,989)	2,921,602	1,328,511	-	19,575,988
Preferred shares(2)	584,204	(57,701)	-	57,701	-	584,204
Total liabilities from financing activities	30,992,951	1,558,075	5,331,384	2,149,929	9,543	40,041,882
(1)	The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 536,024 and COP 1,206,895, respectively, which are classified as cash flows from operating activities in the Consolidated Statement of Cash Flow.
(2)	The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the Consolidated Statement of Cash Flow, which includes the divideds paid during the year to both preferred and common shares holders.

NOTE 30. FAIR VALUE OF ASSETS AND LIABILITIES

The following table presents the carrying amount and the fair value of the assets and liabilities as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022
	Carrying	Fair	Carrying	Fair
	amount	Value	amount	Value
In millions of COP
Assets
Debt instruments at fair value through profit or loss	12,096,407	12,096,407	11,039,266	11,039,266
Debt instruments at fair value through OCI	6,148,177	6,148,177	7,977,675	7,977,675
Debt instruments at amortized cost	6,848,082	6,840,867	8,336,360	8,246,876
Derivative financial instruments	6,252,270	6,252,270	4,961,237	4,961,237
Equity securities at fair value	543,210	543,210	544,668	544,668
Other financial instruments(1)	38,319	38,319	42,171	42,171
Loans and advances to customers at amortized cost, net	237,728,544	238,771,724	254,444,099	251,336,077
Investment property	4,709,911	4,709,911	3,994,058	3,994,058
Investments in associates(2)	1,670,782	1,670,782	1,532,156	1,532,156
Total	276,035,702	277,071,667	292,871,690	289,674,184
Liabilities
Deposits by customers	247,941,180	249,340,519	250,992,323	249,503,805
Interbank deposits	606,141	606,141	902,132	902,132
Repurchase agreements and other similar secured borrowing	470,295	470,295	189,052	189,052
Derivative financial instruments	6,710,364	6,710,364	4,737,454	4,737,454
Borrowings from other financial institutions	15,648,606	15,648,606	19,692,638	19,692,638
Preferred shares	584,204	394,550	584,204	350,978
Debt instruments in issue	14,663,576	14,468,650	19,575,988	18,776,819
Total	286,624,366	287,639,125	296,673,791	294,152,878
(1)	For futher information see Note 5.1. Financial assets investments.
(2)	It corresponds to investments in associates P.A Viva Malls and Distrito Vera. See Note 8 Investments in associates and joint ventures.

Fair value hierarchy

IFRS 13 establishes a fair value hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable, that reflects the significance of inputs adopted in the measurement process. In accordance with IFRS the financial instruments are classified as follows:

Level 1: Observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities. An active market is a market in which transactions for the asset or liability being measured take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain retained residual interests in securitizations, asset-backed securities (ABS) and highly structured or long-term derivative contracts where independent pricing information was not able to be obtained for a significant portion of the underlying assets.

Valuation process for fair value measurements

The valuation to fair value prices is performed using prices, methodologies and inputs provided by the official pricing services provider (Precia) to the Bank.

All methodologies and procedures developed by the pricing services provider are supervised by the Financial Superintendence of Colombia, which has not objected to them.

On a daily basis, the back-office Service Valuation Officer (SVO) verifies the valuation of investments, and the Credit and Financial Risk Manager area reports the results of the portfolio’s valuation.

Fair value measurement

Assets and liabilities

a. Debt instruments

The Bank assigns prices to those debt investments, using the prices provided by the official pricing services provider (Precia) and assigns the appropriate level according to the procedure described above. For securities not traded or over-the-counter such as certain bonds issued by other financial institutions, the Bank generally determines fair value utilizing internal valuation and standard techniques. These techniques include determination of expected future cash flows which are discounted using curves of the applicable currencies and the Colombian consumer price index (interest rate in this case), modified by the credit risk and liquidity risk. The interest rate is generally computed using observable market data and reference yield curves derived from quoted interest in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments.

b. Equity securities and other financial instruments

The Bank performs the market price valuation of its investments in variable income using the prices provided by the official pricing services provider (Precia) and classifies those investments according to the procedure described above (Hierarchy of fair value section). Likewise, the fair value of unlisted equity securities and other financial instruments is based on an assessment of each individual investment using methodologies that include publicly-traded comparables derived by multiplying a key performance metric (e.g., earnings before interest, taxes, depreciation and amortization) of the portfolio company by the relevant valuation multiple observed for comparable companies, acquisition comparables, and if necessary considered, are subject to appropriate discounts for lack of liquidity or marketability. Interests in investment funds, trusts and collective portfolios are valued using the investment unit value determined by the fund management company. For investment funds where the underlying assets are investment properties, the investment unit value depends on the investment properties value, determined as described below in “i. Investment property”.

c. Derivative financial instruments

The Bank holds positions in standardized derivatives, such as futures over local stocks, and over the market representative rate. These instruments are evaluated according to the information provided by Precia, which perfectly matches the information provided by the Central Counterparty Clearing House – CCP.

Additionally, the Bank holds positions in Over The Counter (OTC) derivatives, which in the absence of prices, are valued using the inputs and methodologies provided by the pricing services provider, which have the no objection of the SFC.

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, the spot price of the underlying volatility, credit curves and correlation of such inputs.

d. Credit valuation adjustment

The Bank measures the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the swap, option and forward derivatives.

Counterparty credit-risk adjustments are applied to derivatives when the Bank’s position is a derivative asset and the Bank’s credit risk is incorporated when the position is a derivative liability. The Bank attempts to mitigate credit risk to third parties which are international banks by entering into master netting agreements. The agreements allow to offset or bring net amounts that are liabilities, derivates from transactions carried out by the different agreements. Master netting agreements take different forms and may allow payments to be made under a variety of other master agreements or other negotiation agreements between the same parties; some may have a monthly basis and others only apply at the time the agreements are terminated.

When assessing the impact of credit exposure, only the net counterparty exposure is considered at risk, due to the offsetting of certain same-counterparty positions and the application of cash and other collateral.

The Bank generally calculates the asset’s credit risk adjustment for derivatives transacted with international financial institutions by incorporating indicative credit related pricing that is generally observable in the market (Credit Default Swaps, “CDS”). The credit-risk adjustment for derivatives transacted with non-public counterparties is calculated by incorporating unobservable credit data derived from internal credit qualifications to the financial institutions and corporate companies located in Colombia. The Bank also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments if the Bank believes market participants would take that into account when transacting the respective instrument. The approach to measuring the impact of the Bank’s credit risk on an instrument transacted with international financial institutions is done using the asset swap curve calculated for subordinated bonds issued by the Bank in foreign currency. For derivatives transacted with local financial institutions, the Bank calculates the credit risk adjustment by incorporating credit risk data provided by rating agencies and released in the Colombian financial market.

e. Impaired loans measured at fair value

The Bank measured certain impaired loans based on the fair value of the associated collateral less costs to sell. The fair values were determined as follows using external and internal valuation techniques or third party experts, depending on the type of underlying asset.

For vehicles under leasing arrangements, the Bank uses an internal valuation model based on price curves for each type of vehicle. Such curves show the expected price of the vehicle at different points in time based on the initial price and projection of economic variables such as inflation, devaluation and customs. The prices modelled in the curves are compared every six months with market information for the same or similar vehicles and in the case of significant deviation; the curve is adjusted to reflect the market conditions.

Other vehicles are measured using matrix pricing from a third party. This matrix is used by most of the market participants and is updated monthly. The matrix is developed from values provided by several price providers for identical or similar vehicles and considers brand, characteristics of the vehicles, and manufacturing date among other variables to determine the prices.

For real estate assets, a third-party qualified appraiser is used. The methodologies vary depending on the date of the last appraisal available for the property (the appraisal is estimated based on either of three approaches: cost, sales comparison and income approach, and is required every three years). When the property has been valued in the last 12 months and the market conditions have not shown significant changes, the most recent valuation is considered the fair value of the property.

For all other cases (for example, appraisals older than 12 months) the value of the property is updated by adjusting the value in the last appraisal for weighted factors such as location, type and characteristics of the property, size, structural conditions and the expected sales prices, among others. The factors are determined based on current market information gathered from several external real estate specialists.For all other cases (for example, appraisals older than 12 months) the value of the property is updated by adjusting the value in the last appraisal for weighted factors such as location, type and characteristics of the property, size, structural conditions and the expected sales prices, among others. The factors are determined based on current market information gathered from several external real estate specialists.

f. Assets held for sale measured at fair value less cost of sale

The Bank measures certain impaired foreclosed assets and premises and equipment held for sale based on fair value less costs to sell. The fair values were determined using external and internal valuation techniques, depending on the type of underlying asset. Those assets are comprised mainly of real estate properties for which the appraisal is conducted by experts considering factors such as the location, type and characteristics of the property, size, physical conditions and expected selling costs, among others. Likewise, in some cases the fair value is estimated considering comparable prices or promises of sale and offering prices from auctions process.

g. Mortgage-backed securities (“TIPS”) and Asset-Backed securities

The Bank invests in asset-backed securities for which underlying assets are mortgages and earnings under contracts issued by financial institutions and corporations, respectively. The Bank does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and are classified as fair value through profit or loss. These asset-backed securities have different maturities and are generally classified by credit ratings.

TIPS are part of the Bank portfolio and its fair value is measured with published price by the official pricing services provider. These securities are leveled by margin and are assigned level 2 or 3 based on the Precia information.

Residual TIPS have their fair value measured using the discounted flow method, taking into account the amortization tables of the Titularizadora Colombiana, the betas in COP and UVR of Precia (used to construct the curves) and the margins; when they are residual TIPS of subordinated issues, a liquidity premium is applied. These securities are assigned level 3.

h. Investments in associates measured at fair value

The Bank recognizes its investments in P.A Viva Malls and P.A Distrito Vera as an associate at fair value. The estimated amount is provided by the fund manager as the variation of the units according to the units owned by the FCP Fondo Inmobiliario Colombia. The associate’s assets are comprised of investment properties which are measured using the following techniques: comparable prices, discounted cash flows, replacement cost and direct capitalization. For further information about techniques methodologies and inputs used by the external party see “Quantitative Information about Level 3 Fair Value Measurements”.

i. Investment property

The Bank’s investment property is valued by external experts, who use valuation techniques based on comparable prices, direct capitalization, discounted cash flows and replacement costs.

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2023 and 2022:

Financial Assets
	December 31, 2023				December 31, 2022
Type of instrument	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Investment securities
Debt instruments at fair value through profit or loss
Securities issued by the Colombian Government	4,363,135	362,470	-	4,725,605	3,960,211	300,019	-	4,260,230
Securities issued or secured by government entities	-	84,990	-	84,990	13,075	65,960	-	79,035
Securities issued by other financial institutions	41,003	654,446	78,729	774,178	77,944	451,285	81,389	610,618
Securities issued by foreign governments	3,621,960	2,652,440	-	6,274,400	3,136,636	2,831,220	-	5,967,856
Corporate bonds	125,010	97,940	14,284	237,234	17,299	104,228	-	121,527
Total debt instruments at fair value through profit or loss	8,151,108	3,852,286	93,013	12,096,407	7,205,165	3,752,712	81,389	11,039,266
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	61,427	-	2,664,295	2,725,722	-	2,590,622	-	2,590,622
Securities issued by other financial institutions	224,049	149,257	-	373,306	465,025	104,332	-	569,357
Securities issued by foreign governments	1,675,193	762,803	-	2,437,996	4,045,118	649,251	-	4,694,369
Corporate bonds	63,475	547,678	-	611,153	-	123,327	-	123,327
Total debt instruments at fair value through OCI	2,024,144	1,459,738	2,664,295	6,148,177	4,510,143	3,467,532	-	7,977,675
Total debt instruments	10,175,252	5,312,024	2,757,308	18,244,584	11,715,308	7,220,244	81,389	19,016,941
Equity securities
Equity securities	89,128	69,400	384,682	543,210	30,884	51,531	462,253	544,668
Total equity securities	89,128	69,400	384,682	543,210	30,884	51,531	462,253	544,668
Other financial assets
Other financial assets	-	-	38,319	38,319	-	-	42,171	42,171
Total other financial assets	-	-	38,319	38,319	-	-	42,171	42,171
Derivative financial instruments
Forwards
Foreign exchange contracts	-	3,308,258	1,073,648	4,381,906	-	982,212	591,740	1,573,952
Equity contracts	-	152	2,863	3,015	-	5,414	105	5,519
Total forwards	-	3,308,410	1,076,511	4,384,921	-	987,626	591,845	1,579,471
Swaps
Foreign exchange contracts	-	1,066,915	237,422	1,304,337	-	1,940,303	454,529	2,394,832
Interest rate contracts	130,792	206,011	15,621	352,424	266,708	569,749	29,170	865,627
Total swaps	130,792	1,272,926	253,043	1,656,761	266,708	2,510,052	483,699	3,260,459
Options
Foreign exchange contracts	6	136,979	73,603	210,588	-	4,240	117,067	121,307
Total options	6	136,979	73,603	210,588	-	4,240	117,067	121,307
Total derivative financial instruments	130,798	4,718,315	1,403,157	6,252,270	266,708	3,501,918	1,192,611	4,961,237
Investment properties
Lands	-	-	325,394	325,394	-	-	123,352	123,352
Buildings	-	-	4,384,517	4,384,517	-	-	3,870,706	3,870,706
Total investment properties	-	-	4,709,911	4,709,911	-	-	3,994,058	3,994,058
Investment in associates at fair value
Investment in associates at fair value	-	-	1,670,782	1,670,782	-	-	1,532,156	1,532,156
Total investment in associates at fair value	-	-	1,670,782	1,670,782	-	-	1,532,156	1,532,156
Total	10,395,178	10,099,739	10,964,159	31,459,076	12,012,900	10,773,693	7,304,638	30,091,231

Financial liabilities
	December 31, 2023				December 31, 2022
Type of instrument	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Derivative financial instruments
Forwards
Foreign exchange contracts	-	4,458,528	67,825	4,526,353	-	1,523,795	187,849	1,711,644
Equity contracts	-	8,629	1,852	10,481	-	7,203	-	7,203
Total forwards	-	4,467,157	69,677	4,536,834	-	1,530,998	187,849	1,718,847
Swaps
Foreign exchange contracts	-	1,388,113	102,973	1,491,086	-	1,757,219	160,178	1,917,397
Interest rate contracts	126,728	312,051	11,078	449,857	227,847	728,793	51,662	1,008,302
Total swaps	126,728	1,700,164	114,051	1,940,943	227,847	2,486,012	211,840	2,925,699
Options
Foreign exchange contracts	19	232,568	-	232,587	-	92,908	-	92,908
Total options	19	232,568	-	232,587	-	92,908	-	92,908
Total derivative financial instruments	126,747	6,399,889	183,728	6,710,364	227,847	4,109,918	399,689	4,737,454
Total	126,747	6,399,889	183,728	6,710,364	227,847	4,109,918	399,689	4,737,454

Fair value of assets and liabilities that are not measured at fair value in the Statement of Financial Position

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are not measured at fair value in the Statement of Financial Position, but for which the fair value is disclosed at December 31, 2023 and December 31, 2022:

Assets
	December 31, 2023				December 31, 2022
Type of instrument	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Debt instruments
Securities issued by the Colombian Government	67,514	-	-	67,514	197,749	-	-	197,749
Securities issued or secured by government entities	-	49,980	3,075,936	3,125,916	-	3,041,314	-	3,041,314
Securities issued by other financial institutions	209,178	280,662	55,112	544,952	272,157	307,960	-	580,117
Securities issued by foreign governments	150,695	377,560	-	528,255	248,735	517,661	-	766,396
Corporate bonds	774,624	12,620	1,786,986	2,574,230	1,183,046	37,977	2,440,277	3,661,300
Total – Debt instruments	1,202,011	720,822	4,918,034	6,840,867	1,901,687	3,904,912	2,440,277	8,246,876
Loans and advances to customers, net	-	-	238,771,724	238,771,724	-	-	251,336,077	251,336,077
Total	1,202,011	720,822	243,689,758	245,612,591	1,901,687	3,904,912	253,776,354	259,582,953

Liabilities
	December 31, 2023				December 31, 2022
Type of instruments	Fair value hierarchy			Total fair	Fair value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Deposits by customers	-	60,236,355	189,104,164	249,340,519	-	40,990,191	208,513,614	249,503,805
Interbank deposits	-	-	606,141	606,141	-	-	902,132	902,132
Repurchase agreements and other similar secured borrowing	-	-	470,295	470,295	-	-	189,052	189,052
Borrowings from other financial institutions	-	-	15,648,606	15,648,606	-	-	19,692,638	19,692,638
Debt instruments in issue(1)	8,021,700	4,025,322	2,421,628	14,468,650	7,714,800	8,898,934	2,163,085	18,776,819
Preferred shares	-	-	394,550	394,550	-	-	350,978	350,978
Total	8,021,700	64,261,677	208,645,384	280,928,761	7,714,800	49,889,125	231,811,499	289,415,424

(1) The decrease in level 2 for the year 2023 corresponds to maturity of securities.

IFRS requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value. Certain categories of assets and liabilities, however, are not eligible for fair value accounting. The financial instruments below are not measured at fair value on a recurring and nonrecurring basis:

Short-term financial instruments

Short-term financial instruments are valued at their carrying amounts included in the consolidated statement of financial position, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach was used for cash and cash equivalents, accrued interest receivable, customers’ acceptances, accounts receivable, accounts payable, accrued interest payable and bank acceptances outstanding.

Deposits from customers

The fair value of time deposits was estimated based on the discounted value of cash flows using the appropriate discount rate for the applicable maturity. Fair value of deposits with no contractual maturities represents the amount payable on demand as of the statement of financial position date.

Interbank deposits and repurchase agreements and other similar secured borrowings

Short-term interbank borrowings and repurchase agreements have been valued at their carrying amounts because of their relatively short-term nature. Long-term and domestic development bank borrowings have also been valued at their carrying amount because they bear interest at variable rates.

Borrowings from other financial institutions

The fair value of borrowings from other financial institutions were determined using discounted cash flow models. The cash flows projection of capital and interest was made according to the contractual terms, considering capital amortization and interest bearing. Subsequently, the cash flows were discounted using reference curves formed by the weighted average of the Bank’s deposit rates.

Debt instruments in issue

The fair value of debt instruments in issue, comprised of bonds issued by Bancolombia S.A. and its subsidiaries, was estimated substantially based on quoted market prices. The fair value of certain bonds which do not have a public trading market, were determined based on the discounted value of cash flows using the rates currently offered for bonds of similar remaining maturities and the Bank’s creditworthiness.

Preferred shares

In the valuation of the liability component of preferred shares related to the minimum dividend of 1% of the subscription price, the Bank uses the Gordon Model to price the obligation, taking into account its own credit risk, which is measured using the market spread based on observable inputs such as quoted prices of sovereign debt. The Gordon Model is commonly used to determine the intrinsic value of a stock based on a future series of dividends that are estimated by the Bank and growth at a constant rate considering the Bank’s own perspectives of the payout ratio.

Loans and advances to customers

Estimating the fair value of loans and advances to customers is considered an area of considerable uncertainty as there is no observable market. The loan portfolio is stratified into tranches and loans segments suchs as commercial, consumer, small business loans, mortgage and leasing. The fair value of loans and advances to customers and financial institutions is determined using a discounted cash flow methodology, considering each credit’s principal and interest projected cash flows to the prepayment date. The projected cash flows are discounted using reference curves according to the type of loan and its maturity date.

Items measured at fair value on a non-recurring basis

The Bank measures assets held for sale based on fair value less costs to sell. This category includes certain foreclosed assets and investments in associates held for sale. The fair values were determined using external and internal valuation techniques or third party experts, depending on the type of underlying asset. The following breakdown sets forth the fair value hierarchy of those assets classified by type:

	December 31, 2023				December 31, 2022
	Fair-value hierarchy			Total fair	Fair-value hierarchy			Total fair
	Level 1	Level 2	Level 3	value	Level 1	Level 2	Level 3	value
In millions of COP
Machinery and equipment	-	-	11,702	11,702	-	-	9,918	9,918
Real estate for residential purposes	-	-	117,476	117,476	-	-	63,283	63,283
Real estate different from residential properties	-	-	30,273	30,273	-	-	22,216	22,216
Total	-	-	159,451	159,451	-	-	95,417	95,417

Changes in level 3 fair-value category

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs during 2023 and 2022:

As of December 31, 2023

	Balance,	Included							Transfers	Transfers	Balance,
	January 1,	in	OCI	Purchases	Settlement	Reclassifications	(1)	Prepaids	in to	out of	December 31,
	2023	earnings							level 3	level 3	2023
In millions of COP
Assets
Debt instruments at fair value though profit or loss
Securities issued by the Colombian Government	-	(4,150)	-	4,150	-	-		-	-	-	-
Securities issued or secured by other financial entities	81,389	12,869	-	2,639	(12,767)	-		(9,613)	4,212	-	78,729
Corporate bonds	-	-	-	-	-	-		-	14,284	-	14,284
Total	81,389	8,719	-	6,789	(12,767)	-		(9,613)	18,496	-	93,013
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	-	-	173,648	2,490,647	-	-		-	-	-	2,664,295
Total	-	-	173,648	2,490,647	-	-		-	-	-	2,664,295
Derivative financial instruments
Foreign exchange contracts	1,163,336	(60,699)	-	1,295,089	(812,275)	(13,559)		-	46,459	(233,678)	1,384,673
Interest rate contracts	29,170	(10,694)	-	6,957	(4,593)	(38)		-	525	(5,706)	15,621
Equity contracts	105	-	-	2,863	(105)	-		-	-	-	2,863
Total	1,192,611	(71,393)	-	1,304,909	(816,973)	(13,597)		-	46,984	(239,384)	1,403,157
Equity securities
Equity securities	462,253	(3,577)	(8,087)	6,740	(72,647)	-		-	-	-	384,682
Total	462,253	(3,577)	(8,087)	6,740	(72,647)	-		-	-	-	384,682
Other financial instruments
Other financial instruments	42,171	(13,746)	-	9,894	-	-		-	-	-	38,319
Total	42,171	(13,746)	-	9,894	-	-		-	-	-	38,319
Investment in associates
PA Viva Malls	1,530,459	128,028	-	3,192	-	-		-	-	-	1,661,679
PA Distrito Vera	1,697	1,179	-	6,227	-	-		-	-	-	9,103
Total	1,532,156	129,207	-	9,419	-	-		-	-	-	1,670,782
Total Assets	3,310,580	49,210	165,561	3,828,398	(902,387)	(13,597)		(9,613)	65,480	(239,384)	6,254,248
Liabilities
Derivative financial instruments
Foreign exchange contracts	348,027	15,346	-	164,179	(329,858)	(13,559)		-	4,330	(17,667)	170,798
Interest rate contracts	51,662	(6,297)	-	3,628	(41,002)	(38)		-	3,734	(609)	11,078
Equity contracts	-	-	-	1,852	-	-		-	-	-	1,852
Total	399,689	9,049	-	169,659	(370,860)	(13,597)		-	8,064	(18,276)	183,728
Total liabilities	399,689	9,049	-	169,659	(370,860)	(13,597)		-	8,064	(18,276)	183,728
(1)	From derivative assets to derivative liabilities classified in level 3 and vice versa.

As of December 31, 2022

	Balance,	Included							Transfers	Transfers	Balance,
	January 1,	in	OCI	Purchases	Settlement	Reclassifications	(1)	Prepaids	in to	out of	December 31,
	2022	earnings							level 3	level 3	2022
In millions of COP
Assets
Debt instruments at fair value though profit or loss
Securities issued or secured by other financial entities	113,058	11,700	-	3,789	(20,031)	-		(19,181)	10,863	(18,809)	81,389
Total	113,058	11,700	-	3,789	(20,031)	-		(19,181)	10,863	(18,809)	81,389
Derivative financial instruments
Foreign exchange contracts	937,633	270,494	-	607,659	(647,914)	(777)		-	547	(4,306)	1,163,336
Interest rate contracts	46,393	19,887	-	9,323	(8,986)	(3,181)		-	49	(34,315)	29,170
Equity contracts	313	-	-	105	(313)	-		-	-	-	105
Total	984,339	290,381	-	617,087	(657,213)	(3,958)		-	596	(38,621)	1,192,611
Equity securities
Equity securities(2)	335,006	(285)	89,072	15,762	(18,848)	-		-	41,856	(310)	462,253
Total	335,006	(285)	89,072	15,762	(18,848)	-		-	41,856	(310)	462,253
Other financial instruments
Other financial instruments	-	(3,851)	-	46,022	-	-		-	-	-	42,171
Total	-	(3,851)	-	46,022	-	-		-	-	-	42,171
Investment in associates
PA Viva Malls	1,355,688	189,132	-	-	(14,361)	-		-	-	-	1,530,459
PA Distrito Vera	2,680	(983)	-	-	-	-		-	-	-	1,697
Total	1,358,368	188,149	-	-	(14,361)	-		-	-	-	1,532,156
Total Assets	2,790,771	486,094	89,072	682,660	(710,453)	(3,958)		(19,181)	53,315	(57,740)	3,310,580
Liabilities
Derivative financial instruments
Foreign exchange contracts	232,444	88,743	-	188,860	(157,374)	(777)		-	-	(3,869)	348,027
Interest rate contracts	4,312	24,825	-	26,323	(332)	(3,181)		-	396	(681)	51,662
Total	236,756	113,568	-	215,183	(157,706)	(3,958)		-	396	(4,550)	399,689
Total liabilities	236,756	113,568	-	215,183	(157,706)	(3,958)		-	396	(4,550)	399,689
(1)	From derivative assets to derivative liabilities classified in level 3 and vice versa.
(2)	Mainly in Banistmo S.A. of the Telered S.A. instrument, which also includes conversion adjustments.

Level 3 fair value rollforward

The following were the significant level 3 transfers at December 31, 2023 and 2022:

As of December 31, 2023 and 2022, net transfers in Bancolombia S.A. for COP 257,660 and COP 43,171, respectively, from level 3 to level 2 of derivatives foreign exchange contracts and interest rate contracts, it was presented due to the transfer of the credit risk of the counterparty to the own credit risk. As of December 31, 2023, net transfers for COP 55,048, from level 2 to level 3 of the derivative foreign exchange contracts and interest rate contracts, it was presented due to the transfer of the credit risk from the Bank to the credit risk of the counterparty.

As of December 31, 2023 and 2022, unrealized gains and losses on debt instruments were COP 8,719 and COP 11,700; equity securities COP (3,577) and COP (285), respectively.

Transfers between level 1 and level 2 of the fair value hierarchy

The table below presents the transfers for all assets and liabilities measured at fair value on a recurring basis between level 1 and level 2 as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022
	Transfers level 1	Transfers level	Transfers level	Transfers level
	to level 2	2 to level 1	1 to level 2	2 to level 1
In millions of COP
Debt instruments at fair value though profit or loss
Securities issued or secured by foreign government	1,712	-	-	15,885
Securities issued or secured by government entities	13,619.0	-	-	14,459
Corporate bonds	-	8,397	5,282	-
Securities issued by the Colombian Government	-	-	-	5,103
Securities issued or secured by other financial entities	1,848	-	-	-
Total	17,179	8,397	5,282	35,447
Debt instruments at fair value through OCI
Securities issued or secured by foreign government	572,800	-	-	950,235
Securities issued or secured by other financial entities	64,944	-	-	-
Corporate bonds	-	95,572	90,010	-
Total	637,744	95,572	90,010	950,235
Equity securities
Equity securities	13,740	7	-	15,858
Total	13,740	7	-	15,858

As of December 31, 2023 and 2022, the Bank transferred securities from level 1 to level 2, because such securities had lower liquidity and lower trading in an active market.

As of December 31, 2022, the transfer of COP 950,235 from level 2 to 1, corresponds mainly to Banistmo S.A. for the Republic of Panama instrument.

All transfers are assumed to occur at the end of the reporting period.

Quantitative information about level 3 fair value measurements

The fair value of financial instruments is, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable market transactions in the same instrument and are not based on observable market data. Changing one or more of the inputs to the valuation models to reasonably possible alternative assumptions would change the fair values and therefore a valuation adjustment would be recognized in profit or loss. Favorable and unfavorable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable input as described in the table below.

The following table sets forth information about significant unobservable inputs related to the Bank’s material categories of level 3 financial assets and liabilities and the sensitivity of these fair values to reasonably possible alternative assumptions.

As of December 31, 2023

						Sensitivity	Sensitivity
		Valuation	Significant	Range of	Weighted	100	100
Financial instrument	Fair Value	technique	unobservable input	inputs	average	basis point	basis point
						increase	decrease
In millions of COP
Debt instruments
Securities issued by other financial institutions
			Yield	2.06% to 10.73%	5.48%	70,982	75,852
TIPS	74,087	Discounted cash flow	Prepayment Speed	n/a	n/a	78,953	n/a
			Prepayment Speed	n/a	n/a	73,271	n/a
Time deposits	4,642	Discounted cash flow	Yield / Interest rate	2.15% to 5.70%	3.78%	4,277	4,701
Total securities issued by other financial institutions	78,729
Securities issued by the Colombian Government
Bonds by government entities	2,664,295	Discounted cash flow	Yield	0.00% to 1.18%	1.17%	2,658,010	2,679,372
Corporate bonds
Corporate bonds	14,284	Discounted cash flow	Yield	3.49% to 3.49%	3.49%	13,700	14,912
Total debt instruments	2,757,308
Equity securities
Equity securities	384,682	Price-based	Price	n/a	n/a	n/a	n/a
Other financial instruments
Other financial instruments	38,319	Internal valuation methodology	Internal valuation methodology	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	1,006,834	Discounted cash flow	Credit spread / Yield	0.00% to 50.58%	7.22%	1,004,399	1,009,283
Swaps	138,992	Discounted cash flow	Credit spread	0.00% to 63.39%	5.86%	139,451	138,577
Options	73,603	Discounted cash flow	Credit spread	0.13% to 33.77%	0.57%	73,048	73,870
Total derivative financial instruments	1,219,429
Investment in associates
P.A Viva Malls	1,661,679	Price-based	Price	n/a	n/a	n/a	n/a
P.A Distrito Vera	9,103	Price-based	Price	n/a	n/a	n/a	n/a
Total investment in associates	1,670,782

As of December 31, 2022

						Sensitivity	Sensitivity
		Valuation	Significant	Range of	Weighted	100	100
Financial instrument	Fair Value	technique	unobservable input	inputs	average	basis point	basis point
						increase	decrease
In millions of COP
Debt instruments
Securities issued by other financial institutions
TIPS	76,014	Discounted cash flow	Yield	2.06% to 9.89%	4.93%	71,208	75,021
			Prepayment Speed	n/a	n/a	77,349	n/a
Time deposits	5,375	Discounted cash flow	Interest rate	4.10% to 5.20%	5.00%	5,033	5,438
Total debt instruments	81,389
Equity securities
Equity securities	462,253	Price-based	Price	n/a	n/a	n/a	n/a
Other financial instruments
Other financial instruments	42,171	Internal valuation methodology	Internal valuation methodology	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	403,996	Discounted cash flow	Credit spread / Yield	0.00% to 59.47%	11.05%	405,806	410,413
Swaps	271,859	Discounted cash flow	Credit spread / Yield	0.00% to 39.33%	7.85%	265,949	278,192
Options	117,067	Discounted cash flow	Credit spread	0.10% to 36.40%	0.64%	116,182	117,636
Total derivative financial instruments	792,922
Investment in associates
P.A Viva Malls	1,530,459	Price-based	Price	n/a	n/a	n/a	n/a
P.A Distrito Vera	1,697	Price-based	Price	n/a	n/a	n/a	n/a
Total investment in associates	1,532,156

The following table sets forth information about valuation techniques used in the measurement of the fair value investment properties of the Bank, the significant unobservable inputs and the respective sensivity:

Methodology	Valuation technique	Significant unobservable input	Description of sensitivity

Sales Comparison Approach - SCA

The fair value assessment is based on the examination of prices at which similar properties in the same area recently sold. Since no two properties are identical the measurement valuation must take into account adjustments for the differences between the sold properties and those held by the Bank to earn rentals or for capital appreciation.

Comparable prices

The weighted average rates used in the capitalization methodology for revenues in the last quarter for 2023 are:

•   Direct capitalization: initial rate 8.07%.

•   Discounted cash flow: discount rate: 12.44%, terminal rate: 8.25%.

The same weighted rates for the last quarter of 2022 were:

•   Direct capitalization: initial rate 7.86%

•   Discounted cash flow: discount rate: 11.62%, terminal rate: 8.06%.

The ratio between monthly gross income and real estate value directly administered by the FIC (rental rate) considering the differences in placements and individual factors between properties and in a weighted way in the last quarter of 2023 are 0.82% and for December 31, 2022 was 0.61%.

An increase (light, normal, considerable, significant) in the capitalization rate used would generate a decrease (significant, considerable, normal, light) in the fair value of the asset, and vice versa.

An increase (light, normal, considerable, significant) in the leases used in the valuation would generate a (significant, light, considerable) increase in the fair value of the asset, and vice versa.

Income Approach Used to estimate the fair value of the property by taking future net cash flows and discounting them at the capitalization rate.	Direct capitalization Discounted cash flows

Cost approach

Used to estimate the fair value of the property considering the cost to replace or build a property at the same or equal conditions of the asset to be measured, deducting the accumulated depreciation charge and adding-up the amount of the land.

Replacement cost

There has been no change to the valuation technique during the year 2023 for each asset.

NOTE 31. SUBSEQUENT EVENTS

Approval of Consolidated Financial Statements

The consolidated financial statements were approved by the Board of Directors on XXX   X, 2024.

NOTE 32. IMPACTS ON APPLICATION OF NEW STANDARDS

a.	Accounting pronouncements applicable in 2023

IFRS 17, issued in May 2017 to replace IFRS 4 Insurance Contracts, applies to insurance contracts, including reinsurance contracts, issued by an entity with specified exceptions; reinsurance contracts held by an entity; and investment contracts with discretionary participation features issued by an entity that issues insurance contracts. An insurance contract is defined as “a contract under which one party (the issuer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder” (IFRS 17).

The standard requires that estimates be remeasured in each reporting period. In the statement of financial position, contracts are measured using the following core components:

•	Discounted probability-weighted cash flows,
•	An explicit risk adjustment, and
•	A Contractual Service Margin (“CSM”) representing the unearned profit of the contract which is recognised as revenue over the coverage period.

IFRS 17 requires an entity to recognise profit from a group of insurance contracts over the period the entity provides services, and as the entity is released from risk. If a group of contracts is or becomes loss-making, the entity is required to recognise the loss immediately.

The portfolio of insurance contracts are detailed below:

Direct Insurance	General Insurance
Life Insurance
Accident and Health
Reinsurance	General Insurance
Life Insurance
Accident and Health

For the measurement of direct insurance and reinsurance portfolios, the Bank adopted the Premium Allocation Approach (“PAA”). Additionally, it considered:

a) Opting to defer cash flows for the acquisition of insurance for direct insurance and reinsurance portfolios. This process involves allocating to groups of related insurance contracts, which are amortized over the coverage period of the respective group.

b) Determining that the Bank’s direct insurance and reinsurance portfolios do not need to adjust the carrying amount of the Liability for Remaining Coverage (“LRC”) to reflect the time value of money and the financial effect, as premiums were measured under the PAA approach.

c) In cases where it is expected that direct insurance and reinsurance portfolios will pay claims over a period exceeding 12 months, the Bank will adjust the carrying amount of the Liability for Incurred Claims (“LIC”) to reflect the time value of money. Otherwise, no adjustment to the carrying amount is required.

d) Recognize in the income statement the financial income and expenses arising from direct insurance and reinsurance contracts, as well as the effect on the liability for incurred claims due to changes in discount rates.

On January 1, 2023, the Bank adopted IFRS 17. This involved the identification, recognition, and measurement of each group of insurance contracts and cash flows for the acquisition of insurance, and derecognized amounts that would not exist if this standard had always been applied. The resulting net difference was recognized in equity.

The effects on the consolidated statement of financial position as of January 1, 2023, are presented below:

Concept	December 31, 2022	Adoption adjustment	January 1, 2023
In millions of COP
Insurance contracts asset(1)	68,991	22,383	91,374
Insurance contracts liability(2)	124,598	21,679	146,277
Retained earnings	-	704	704
(1)	Included in the "Other assets, net" item in the consolidated statement of financial position.
(2)	Included in the "Other liabilities" item in the consolidated statement of financial position.

RISK MANAGEMENT

The Bank’s comprehensive risk management is developed in compliance with current regulations and internal standards as defined by the Board of Directors, in relation to market, credit/ counterparty, liquidity and interest rate of the banking book, operational , business continuity, technological and cybersecurity risk, country risk, Risk Appetite Framework (MAR) and stress tests applicable. In accordance with the requirements of the External Circular (EC) 018 as of September 2021 about the “Comprehensive Risk Management System (SIAR)”, we work continues to comply with the instructions contained in numeral 10 of Part II of Chapter XXXI related to the aggregation of data on risks and reporting, which will become effective no later than December 31, 2023.

Morover, the Bank sent the “Implementation Plan” for the management of interest rate risk of the banking book (RTILB), considering the testing period and the enliquidity risktry into force of the applicable instructions.

To strengthen comprehensive risk management, the Bank has a Three Lines  Model, with a cohesive and coordinated approach, in which its independence is guaranteed. Within the Corporate Governance Framework, the roles of the responsible areas in each line are defined, according to the level of responsibility in Bancolombia, in order to guarantee effective and efficient coordination among them for risk management (in its different stages) and internal control.

First line: owns the processes, products, services, channels, whose activities manage the risks that may contribute or impede the achievement of the Bank’s objectives. The first line owns the risk and defines the design and execution of the organization's controls to respond to those risks.

The 1st line is made up of 1A and 1B, highlighting the following characteristics:

●	Identification, evaluation, control and mitigation of risks.
●	Definition of standards / Implementation of policies, standards and procedures.
●	Execution of control and risk management procedures and activities as part of your daily activity.

Second line: defines the risk and internal control framework, as well as the policies and guidelines for the 1st line to manage risks. It is a global advisory, support and control function that monitors that risks are identified, controlled and managed within appropriate limits.

The 2nd line is made up of 2A and 2B, highlighting the following characteristics and differences:

●	Provision of a risk and internal control framework.
●	Escalation of new risks.
●	Advice and support.

Third line: made up of Internal Audit. It is an independent and objective assurance and advisory function on the internal control system and risk management, highlighting the following characteristics:

●	Independent review.
●	Assurance on the Internal Control System.

●	Evaluation and improvement in the effectiveness of management in risk control.

Credit risk

Credit risk is the risk of an economic loss to the Bank due to a non-fulfillment of financial obligations by a customer or counterparty and arises principally from the decline on borrower´s creditworthiness or changes in the business climate. Credit risk is the single largest risk for the Bank's business; the Bank manages its exposure to credit risk.

The information below contains the maximum exposure to credit risk for the periods ending December 31, 2023 and December 31, 2022:

December 31, 2023

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	222,372,889	16,042,661	15,536,097	253,951,647
Commercial	120,773,927	5,453,537	8,459,932	134,687,396
Consumer	46,060,615	4,407,067	4,124,087	54,591,769
Mortgage	32,210,648	2,628,654	1,411,106	36,250,408
Small Business Loans	774,571	260,303	110,143	1,145,017
Financial Leases	22,553,128	3,293,100	1,430,829	27,277,057
Off-Balance Sheet Exposures	39,266,370	154,567	157,801	39,578,738
Financial Guarantees	12,533,868	26,889	130,441	12,691,198
Loan Commitments	26,732,502	127,678	27,360	26,887,540
Loss Allowance	(3,854,240)	(2,581,460)	(10,042,022)	(16,477,722)
Total	257,785,019	13,615,768	5,651,876	277,052,663

December 31, 2022

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	236,770,056	18,656,439	14,497,244	269,923,739
Commercial	126,530,862	8,062,435	8,944,556	143,537,853
Consumer	51,510,943	5,288,921	2,788,857	59,588,721
Mortgage	34,067,734	1,997,270	1,306,369	37,371,373
Small Business Loans	1,093,973	135,528	98,575	1,328,076
Financial Leases	23,566,544	3,172,285	1,358,887	28,097,716
Off-Balance Sheet Exposures	39,476,630	338,136	50,829	39,865,595
Financial Guarantees	11,399,726	202,240	22,948	11,624,914
Loan Commitments *	28,076,904	135,896	27,881	28,240,681
Loss Allowance	(3,017,368)	(3,227,440)	(9,516,738)	(15,761,546)
Total	273,229,318	15,767,135	5,031,335	294,027,788

*The informational disclosed value of loan commitments has been updated.

Other Financial Instruments

Maximum Exposure to Credit Risk - Other Financial Instruments
	Maximum Exposure		Collateral *		Net Exposure
	2023	2022	2023	2022	2023	2022
Maximum Exposure to Credit Risk
Debt instruments	25,148,469	27,418,197	(1,407,484)	(741,197)	23,740,985	26,677,000

Derivatives **	1,824,750	9,189,488	(698,662)	(138,416)	1,126,088	9,051,072
Equity	543,210	544668	-	-	543,210	544,668
Other financial instruments	38,319	42171	-	-	38,319	42,171
Total	27,554,748	37,194,524	(2,106,146)	(879,613)	25,448,602	36,314,911

Maximum exposure to credit risk of the loans and advances refers to the carrying amount at the end of the period. It does not take into account any collateral received or any other credit risk mitigants.

Maximum exposure to credit risk of financial guarantees and loan commitments corresponds to the total amount guaranteed at the end of the period. It does not take into account any collateral received or any other credit risk mitigants.

Maximum exposure to derivatives refers to the fair value at the end of the period, without considering any guarantee received or any other credit risk mitigants.

Maximum exposure to credit risk of debt instruments and equity securities refers to the carrying amount at the end of the period without considering any guarantee received.

Country Risk

In addition, for the Bank's financial companies, which are subject to the application of the Comprehensive Risk Management System (SIAR), the framework for the management of country risk is included, which refers to the possibility of an entity incurring losses as a result of financial operations abroad due to adverse economic and/or political conditions in the country receiving those operations, either because of restrictions on the transfer of foreign exchange or because of factors not attributable to the commercial and financial condition of the country receiving those operations. This definition includes, but is not limited to, sovereign risk (SR) and transfer risk (TR) associated with such factors.

The framework has guidelines, processes and methodologies that evaluate periodically the country risk to which it is exposed in its Equity Investments, such as equity investments, those that are executed in jurisdictions different from Colombia that could have a high economic materiality, individually or aggregated by country, and whose purpose is to remain in the country.

Country risk management includes different stages to identificate, measure, control and monitor the risk to which the entity is being exposed. For this management, the business plan, type of operations, their materiality, current and future vocation, as well as the characteristics of the country in which the investment is made. Additionally, it is supported by methodologies and processes used in the management of country risk, developed by the Vice President of Risk and approved by the Board of Directors.

The definition of investment appetite takes into account the assessment of country risk as defined in the SIAR and must ensure compliance with solvency and liquidity indicators, seeking to be consistent with the strength and financial health of the entity.

At the end of 2023, there were no alerts on any investments, nor were any adjustments made for deterioration in investments that could affect or deteriorate the Bank's financial strength.

a.     Credit Risk Management - Loans and Advances

Management of credit risk is carried out through all the credit life cycle. These estages are defined in the following way:

●	Origination: Knowing the borrower, payment capacity analysis, payment behavior and credit approval and structure.
●	Monitoring: Knowing the borrower’s situation during the life of the credit.
●	Recovery: Collection management during the different stages of the same credit.

In order to support the credit origination processes, the Bank develops models, methodologies and analytic techniques based on statistical information or criteria from experts, which differentiate the risk levels of potential borrowers in order to support the decision-making process.

In 2023, the dynamics of the Bank’s portfolio were affected by the global economic slowdown and high inflation rates in all the regions where the Bank is present.This, in addition to the uncertainty in the political and social environment and the appreciation of the peso against the dollar, which mainly affected Colombia, had a significant impact on the performance of the portfolio, leaving significant impairments as a result, in particular in the individual portfolios of natural persons., both consumer and mortgage. This led to early interventions in the origination, monitoring and collection policies of portfolios with greater deterioration, with the aim of improving the risk profile of new business, resulting in a reduction in payouts. about that, proactive credit risk management was maintained through the monitoring and follow-up of customers and portfolios, the evaluation of the conditions and specific requirements of each one, as well as the development of methods, tools and models to optimize collection..

Monitoring and reviewing the credit portfolio continues to be a key factor in identifying and applying strategies at different stages of the credit cycle, which has generated the development of new processes and models with traditional, alternative and sectorial information, allowing the management of customers in a timely manner, through local and transversal tools in the countries where the Bank is present, behavioral models and early warning systems, which allow the identification of possible deviations in the projection of portfolio composition.

Risk management during the credit life cycle is developed through the fulfillment of the policies, procedures and methodologies stipulated in the “Comprehensive Risk Management System (SIAR)”, )”, which include the general criteria for evaluating, measuring, assuming, monitoring, controlling and hedging credit risk. In addition, Management has developed process and methodology manuals that specify the policies and procedures for the different products and segments served by the organization in accordance with the strategy approved by the Board of Directors for monitoring and controlling such risk.

The Credit Risk Administration System also contains general criteria to evaluate, classify, measure and mitigate credit risk. In addition, the credit risk department has developed methodologies and manuals that specify the policies and procedures for different products and segments managed by the Bank.

To maintain credit quality and manage the risk arising from its lending activities, the Bank has established general loan policies, including the following:

●	Credit exposure limits: Contains guidelines with regards to the establishment of credit exposure limits. This is set as a result of legal requirements and according to the Bank’s internal guidelines.
●	Origination policies: These policies aim to acquire ample and sufficient knowledge of the characteristics of potential borrowers and to select them properly. The risk level of the individual and legal entities is determined using rating and scoring models which define cut-off points that are applied in the process of issuing credit. These models use information such as the credit history of the borrower, sociodemographic particularities, the type of business the borrower engages in, the borrower’s ability to repay the loan, and information received from the credit risk bureaus. In addition, sectorial and macroeconomic behavior is taken into account. Loan applications, depending on their amount and risk level, are presented for approval at the level of management authority required.
●	Collaterals policies: For the purpose of mitigating risk associated with non-fulfillment of obligations agreed upon by the borrower, the Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral.
●	Allowance policies: The objective of this policy is to fulfill legal requirements and the Bank’s business policies. In addition, this policy is meant to provide the guidelines to analyze the client’s status and take the necessary actions in order to mitigate credit risk to which the Bank is exposed. For further information, please see Note 2.

●	Monitoring policies: Contains various monitoring procedures, portfolio reports and policies for the purpose of overseeing, in an adequate and timely manner, the evolution of credit risk. These procedures include a continuous process of classification and reassessment of credit operations and they maintain consistency with the policies implemented for granting loans.
●	Portfolio recovery policies: Through these policies, the Bank aims to establish those mechanisms that allow it to anticipate the action to be taken in the event of possible delays and minimize the impact resulting from non-fulfillment of payment or delays by the borrower. Additionally, the aspects established in this policy delimit what the Bank has defined as collection management and that make it possible to obtain information to improve the origination policies and the allowances for loans and advances and lease losses models. The established actions are combined with strategies to adjust to the economy, market and costumer conditions, allowing the Bank to offer alternatives tailored to each case, such as payment deals, foreclosed assets, cession agreements, modifications, restructuring, and so on.

The Risk Corporate Vice Presidency is in charge of defining and documenting the specific characteristics of the models, methodologies and analytics techniques, as well as the parameters, variables and the cut-off points that are applied in the process of issuing credit, according to market and product conditions, as well as the appetite framework approved by the board of directors. Those models, methodologies and analytic techniques can incorporate different kinds of variables such as social demographic, qualitative issues, internal and external behavior, product parameters, etc. In addition, as defined for regulatory basis, Risk Corporate Vice Presidency performs back testing to these models and methodologies in order to evaluate their effectiveness, reporting their results to the board of directors.

The Risk Corporate Vice Presidency establishes through internal guidelines the scoring or cut-off points required in the different process of issuing credit. In the same way, this Vice Presidency can adjust parameters to give a different score considering relevant qualitative and quantitative information, such as customer´s sector, financial indicators, historical payment behavior, etc. Moreover, on a monthly basis, large part of the  portfolio is rated considering the established internal models for the purpose of evaluating the credit risk of each borrower and constitutes the required allowance for loans and advances and lease losses.

In addition to the evaluation and qualification of the portfolio, the monthly allowance for loans and advances and lease losses serves to measure the present condition of the portfolio and the methodologies used for its calculation serve as a tool to evaluate risk, be it in a collective or individual manner. Collective evaluation of the portfolio applies the following parameters for measuring risk: probability of default (PD), loss given default (LGD) and exposure at default (EAD). For further details please see Note 2 Significant Accounting Policies, section 7.4.5 Impairment of financial assets at amortized cost.

An individual’s risk evaluation is made in respect of consumers classified in stage 3 with significant exposure and corporate clients classified in stage 2 who were previously in stage 3. The analysis is based on the projection of the individual client cash flow, parameters such as recovery rates estimated by models that include financial, behavioral information, collaterals and qualitative variables, which serve as elements to measure risk and define allowances for loans, advances and lease losses for each borrower.

Periodically backtesting must be performed on the allowances for loans and advances and lease losses models for the purpose of maintaining suitable hedge levels in accordance with the Bank’s risk appetite.

The Bank is continuously monitoring the concentration of risk groups, as well as carrying out a daily control of the exposure to different economic groups, evaluating the legal limits of indebtedness in order to fulfill the norms established about the concentration limits.

The Bank performs international references determined by the rankings of external risks that allow the analysis of concentration levels in different geographic areas. On the other hand, at the legal level, the Bank is governed by the concepts and methodologies established by the external norms regarding the construction, administration and control of the concentration of economic groups.

The following classifications are established for the analysis of concentration:

●	By country: Based on the country where the loans were originated.
●	By sector: According to the sectorial sub-segmentation defined by the Bank based mainly on the code CIIU[1].
●	By categories: According to the portfolio category of each agreement (commercial, financial leases, consumer loans, small business loans and mortgages).
●	By economic group: According to the characteristics of economic groups as established by regulations.
●	By maturity: According to the remaining term to loan maturity.
●	By past due days: This concentration evaluates loans that are more than one month overdue.

1 CIIU: International Standard Industrial Classification of All Economic Activities.

b.     Credit Quality Analysis - Loans and Financial Leases

Rating System for Credit Risk Management

The principal aim of this rating system is to determine the risk profile of the borrower, which is obtained through a rating.

The rating for corporate loans is assigned principally based on the analysis of the interrelation of both qualitative and quantitative elements that can affect the fulfillment of the financial commitments acquired by a borrower. Information from financial statements, profit and loss statements, historical payment behavior both with the Bank and with other entities, and qualitative information on variables that are not explicit in the financial statements are taken into account, as well as client transactional information such as alternative variables. The rating model is applied at the origination of the loan and is updated by a central qualification office to undertake a periodical evaluation of the loan portfolio.

In the case of a retail customer, granting and behavior scoring models are used in order to identify the level of risk associated with the borrower. These models include information such as personal details, financial information and transactional, historical behavior, the total number of credit products and external information from credit bureaus.

Description of Loans and Financial Leases

In order to evaluate and manage credit risk, the credits and financial leasing operations have been classified as:

•      Commercial and Financial Leases:

Loans granted to individuals or companies in order to carry out organized economic activities and are not classified as small business loans.

The borrowers in this portfolio are mainly made up of companies, segmented in homogenous groups that are constituted according to size, annual sales or main activity. The following variables are part of this classification:

Segment	Incomes/Sales
Corporate

Companies with consolidated annual sales by economic group >= COP 100,000 M. Banistmo places borrowers with annual sales >= USD 10 M. Banco Agrícola and BAM place borrowers with annual sales >= USD 25 M.

Business

Companies with consolidated annual sales by economic group > = COP 13,000 M and < COP 100,000 M. For Banco Agricola borrowers with annual sales >= USD 7 MM y < USD 25 MM and BAM, with annual sales >= USD 5 M and < USD 25 M.

Commercial	For BAM, companies with annual sales >= USD 2 M y < USD 5 M.
Business Construction

Constructors who dedicate themselves professionally to the construction of buildings to be sold or rented as their main activity, with consolidated annual sales by economic group >= COP 58,000 M and <= COP 200,000 M or commercial size > = $15,000 M and < $70,000 MM, or project size >= $500,000 M and < $2,200 billion

Corporate Construction

Constructors who dedicate themselves to the construction of buildings to be sold or rented as their main activity, with consolidated annual sales by economic group > COP 200,000 M or commercial size > = $70,000 M or project size >= $2,200 billion

SME Construction

Constructors who dedicate themselves professionally to the construction of buildings to be sold or rented as their main activity with consolidated annual sales by economic group >= COP 380 M and <= COP 58,000 M or commercial size < $715,000 M or project size < $500,000 M.

Institutional Financing	Financial sector institutions.
Government	Municipalities, districts, departments with their respective decentralized organizations and entities at the national level with incomes >= COP 20,000 M.
SME

Annual sales < COP 13,000 M, with a classification between small, medium, large and plus except for Banistmo which places borrowers < USD 10 M in annual sales. For Banco Agrícola, borrowers with annual sales < USD 7 M and BAM, borrowers with annual sales < USD 2 M.

•      Consumer:

Loans and advances, regardless of amount, granted to individuals for the purchase of consumer goods or to pay for non-commercial or business services. These loans are classified as follows:

Classification
Vehicles	Credits granted for the acquisition of vehicles and motorcycles. The vehicle financed is used as collateral for the loan.
Credit cards	Revolving credit limits for the acquisition of consumer goods, utilized by means of a plastic card, a virtual card or a token in digital wallets.
Payroll loans	It is a credit line attached to an authorized individual payroll and pension amount.
Other loans	Loans granted for the acquisition of consumer goods other than vehicles and Payroll loans Credit cards are not included in this segment.

The counterparties in this portfolio are mainly individuals, segmented in homogenous groups, which are formed according to their size, which is calculated by their monthly income.

•      Mortgage:

These are loans, regardless of amount, granted to individuals for the purchase of a new or used house, commercial real estate or construction of a home. These loans include loans denominated in local units or local currency that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of 5 to 30 years.

The counterparties in the mortgage portfolio are mainly made up of individuals segmented in homogenous groups, which are formed according to their size, which is calculated by their monthly income.

•      Small Business Loans:

These are issued for the purpose of encouraging the activities of small business and are subject to the following requirements in Colombia: (i) their indebtedness with all entities cannot exceed 120 minimum wages (excluding mortgage obligations for housing financing); (ii) the client's total assets, excluding mortgage assets, are less than 500 minimum wages.

The borrowers in this portfolio are mainly individuals, segmented in homogenous groups, which are formed according to their commercial size, which is calculated by their monthly income.

Analysis of the behavior and impairment of the loan portfolio and financial lease operations

As of December 31, 2023, the Bank’s total loan portfolio, valued in Colombian pesos, registered an decrease of 5.9% compared to December 2022, driven by to the appreciation of the peso against the dollar during the analysis period, which affected the re-expression in pesos of the foreign currency portfolio of the Bank and the contraction in consumer and small business loans, mainly for Bancolombia, added to the reduction in the commercial portfolio of Banco Agricola, Banistmo and BAM, a fact attributable to a greater extent to the global economic slowdown. The 30-day past due loan ratio (consolidated) reaching at 5.39% in December 2023 compared to 3.55% in December 2022, associated with macroeconomic effects that affect both natural person and legal entity, such as high levels of inflation, interest rates and slowdown in most sectors. During the period, different strategies were developed throughout the credit cycle, which allowed the implementation of anticipated and coherent actions to the reality of customers and their environment, in order to limit the deterioration and place them in better risk profiles.

●	Commercial loans and financial leases amounted to COP 161,964 billion, which represented a decrease of 5.6% compared to 2022. The 30-day past due loan ratio was 3.50% compared to 2.39% as of December 2022.
●	Consumer loans amounted to COP 54,592 billion, which represented a decrease of 8.4% compared to 2022. The 30-day past due loan ratio was 9.48% compared to 5.82% as of December 2022.
●	Mortgage loans totaled to COP 36,250 billion, which represented a decrease of 3.0% compared to 2022. The 30-day past due loan ratio was 7.52% compared to 4.95% as of December 2022.
●	Small Business loans ended at COP 1,145 billion, which represented a decrease of 13.8% with respect to 2022. The 30-day past due loan ratio was 12.17% compared to 11.48% as of December 2022.

In order to monitor credit risk associated with clients, the Bank has established regular meetings conducted by the AEC Committee to identify events that can lead to a reduction in borrowers’ ability to pay. Generally, clients with good credit behavior could be included in the watch list in case of detecting any event that can lead to future financial difficulties to repay their loans; for instance, internal factors such as the economic activity and sector, financial weakness, impacts of macroeconomic conditions, changes in corporate governance and other situations that could affect clients’ business. The amount and allowance of clients included in the described watch list, as of December 31, 2023 and December 2022 is shown below:

December 2023:

Watch List december 31, 2023
In millions of COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	14,358,838	1.02%	146,014
Level 2 – Medium Risk	4,744,341	7.38%	349,972
Level 3 – High Risk	2,886,649	53.31%	1,538,882
Level 4 – High Risk	5,239,356	73.24%	3,837,196
Total	27,229,184	21.57%	5,872,064

December 2022:

Watch List december 31, 2022
In millions of COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	10,467,361	1.50%	157,131
Level 2 – Medium Risk	7,408,528	9.36%	693,260
Level 3 – High Risk	2,265,069	52.04%	1,178,800
Level 4 – High Risk	6,442,895	82.16%	5,293,593
Total	26,583,853	27.55%	7,322,784

Loans and Financial Leases Collateral

The Bank obtains collateral for loans and leases in order to mitigate credit risk by foreclosing the collateral when the borrower cannot fully repay the loan or lease. Collateral is considered in the determination of the allowance for loans and advances and lease losses when it complies with the following conditions:

●	Its fair value was established according to technical and objective criteria.
●	The Bank is granted a preference to obtain the payment of the obligation, becoming an effective legal mechanism over it.
●	Its performance is reasonably possible.

The Bank has defined the criteria for collateral enforceability, which are established according to the classification of the loan portfolio. In addition, the Bank has set guidelines to value collateral and the frequency of such valuations, as well as those guidelines related to the legalization, registry and maintenance of the collateral. Likewise, the Bank has defined the criteria for insurability, custody and the necessary procedures for their cancellation.

The update of the fair value of mortgages and vehicles collaterals for the loan portfolio is made at least once a year. The methodology used to estimate the fair value of the properties is applied by external and independent entities. Updating the fair value of the vehicles is done through guides and valid values commonly used as reference to set the value of a vehicle. The fair value of real state and vehicles are classified in levels 2 and 3 depending on the observability and significance of the inputs used in the valuation techniques according to the hierarchy established by IFRS 13.

To determine the suitability of appraiser’s selection, there are internal guidelines to be fulfilled related to independence, professional certification, reputation and experience. In a similar way, to validate the appraisal´s suitability, the bank has defined guidelines based on current regulations which are related to methodologies, report quality and commercial value.

During the reporting period, the Bank’s collateral policies have not changed significantly in relation to the way collateral is held and its overall quality.

The following table shows loans and financial leases, classified in commercial, consumer, mortgage, financial leases and small business loans, and disaggregated by type of collateral:

December 31, 2023
Amount Covered by Collateral
In Millions of COP
				Financial	Small
Nature of the Collateral	Commercial	Consumer	Mortgage	Leasing	Business	Total
Real Estate and Residential	23,368,950	1,693,007	34,253,140	10	319,038	59,634,145
Goods Given in Real Estate Leasing	-	-	189	17,104,180	-	17,104,369
Goods Given in Leasing Other Than Real Estate	-	26	-	8,580,543	-	8,580,569
Stand by Letters of Credit	1,052,764	-	-	-	-	1,052,764
Security Deposits	447,306	370,286	-	-	103,013	920,605
Guarantee Fund	4,012,115	191	-	60,242	52,222	4,124,770
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	6,673,320	57,306	-	-	420	6,731,046
Other Collateral (Pledges)	2,957,482	7,286,581	39,432	-	2,499	10,285,994
Without Guarantee (Uncovered Balance)	96,175,459	45,184,372	1,957,647	1,532,082	667,825	145,517,385
Total loans and financial leases	134,687,396	54,591,769	36,250,408	27,277,057	1,145,017	253,951,647

December 31, 2022
Amount Covered by Collateral
In Millions of COP
				Financial	Small
Nature of the Collateral	Commercial	Consumer	Mortgage	Leasing	Business	Total
Real Estate and Residential	28,426,583	2,094,966	34,941,415	13	494,198	65,957,175
Goods Given in Real Estate Leasing	-	-	193	17,031,277	-	17,031,470
Goods Given in Leasing Other Than Real Estate	-	39	-	7,975,353	-	7,975,392
Stand by Letters of Credit	604,309	-	-	-	3,375	607,684
Security Deposits	450,157	464,940	-	-	133,112	1,048,209
Guarantee Fund	4,976,395	1,168	-	77,695	132,290	5,187,548
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	6,048,311	54,112	-	-	437	6,102,860
Other Collateral (Pledges)	3,382,334	7,963,563	57,360	-	3,696	11,406,953
Without Guarantee (Uncovered Balance)	99,649,764	49,009,933	2,372,405	3,013,378	560,968	154,606,448
Total loans and financial leases	143,537,853	59,588,721	37,371,373	28,097,716	1,328,076	269,923,739

The Bank closely monitors financial assets that are classified in Stage 3, to the point that a specific methodology for calculating expected credit losses is applied using a sophisticated approach named “ECL model under collateral Methodology”, which considers components like the forecasts of future collateral valuations, including expected sale discounts; time to realization of collateral, cure rates, external costs of realization of collateral, among others; as a consequence of the higher likelihood that the bank will take possession of these collaterals in order to mitigate potential credit losses.

The Financial assets that are classified in Stage 3 and are evaluated under this methodology are shown below:

December 31, 2023
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	700,120	274,641	425,479	1,176,130
Consumer
Mortgage	383,878	94,260	289,618	331,738
Small Business Loans
Financial Leases	699,803	383,127	316,676	1,263,274
Total credit assets	1,783,801	752,028	1,031,773	2,771,142

December 31, 2022
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	653,619	317,950	335,669	1,185,888
Consumer
Mortgage	350,380	82,378	268,002	406,990
Small Business Loans
Financial Leases	669,804	267,200	402,604	1,083,968
Total credit assets	1,673,803	667,528	1,006,275	2,676,846

A portion of the Bank’s financial assets originated by the mortgage and commercial business has sufficiently low ‘loan to value’ (LTV) ratios, which results in no loss allowance being recognized in accordance with The Bank’s expected credit loss model. The carrying amount of such financial assets is COP 206,871 as at December 31, 2022 and COP 204,268 as at 31 December 2021.

Foreclosed assets and other credit mitigants

Assets received in lieu of payment (foreclosed assets) are recognized on the statement of financial position when current possession of the asset takes place.

Foreclosed assets such as immovable and movable property, equity securities and other financial assets, are received based on a commercial valuation, and their net realizable value is given by a specialized team.

During the years ended December 31, 2023 and 2022, the Bank entered into non-cash operating and investing activities related to restructured loans and returned properties that were transferred to assets held for sale and inventories amounting to COP 1,361,465 and COP 889,752, respectively.

The Bank classifies foreclosed assets after acknowledgment of the exchange operation according to the intention of use, as follows:

●	Non-current assets held for sale.
●	Other marketable assets.
●	Other non-marketable assets.
●	Inventories.

Collateral classified as non-current assets held for sale are those expected to be sold in the following 12 months. When there are market restrictions that do not allow their realization in less than 12 months and this period is extended, retroactive depreciation must be charged to results and the asset value will be reduced by the depreciation value.

Foreclosed assets classified as non-current assets held for sale are those expected to be sold in the following 12 months. The non-current assets held for sale that cease to comply with the guidelines of immediately sell, must be classified as “Other marketable assets” and if it’s necessary, their book value would be adjusted.

c.     Risk Concentration – Loans and Advances

The analysis of credit risk concentration is done by monitoring the portfolio by groups such as: loan categories, maturity, past due days, economic sector, country and economic group, as shown here:

●      Loans concentration by category

The composition of the credit portfolio in commercial, consumer, mortgage, financial leases and small business loans categories for the periods ending on December 31, 2023 and December 31, 2022, it is as follows:

Composition	December 31, 2023	December 31, 2022
In millions of COP
Commercial	134,687,396	143,537,853
Corporate	69,843,654	79,766,203
SME	14,200,557	15,864,828
Others	50,643,185	47,906,822
Consumer	54,591,769	59,588,721
Credit card	11,207,731	11,388,043
Vehicle	5,409,226	5,173,235
Payroll loans	9,461,889	10,838,679
Others	28,512,923	32,188,764
Mortgage	36,250,408	37,371,373
VIS[2]	12,997,624	12,318,512
Non- VIS	23,252,784	25,052,861
Financial Leases	27,277,057	28,097,716
Small Business Loans	1,145,017	1,328,076
Loans and advances to customers and financial institutions	253,951,647	269,923,739
Allowance for loans and advances and lease losses	(16,223,103)	(15,479,640)
Total net loan and financial leases	237,728,544	254,444,099

•      Concentration of loan by maturity

The following table shows the ranges of maturity for the credit loans and financial leases, according for the remaining term for the completion of the contract of loans and financial leases at the end of December 2023 and December 2022:

December 31, 2023
		Between 1 and 5	Between 5 and 15	Greater Than 15
Maturity	Less Than 1 Year	Years	Years	Years	Total
In millions of COP
Commercial	40,601,345	57,828,301	35,936,869	320,881	134,687,396
Corporate	22,360,108	27,329,312	19,970,727	183,507	69,843,654
SME	4,486,326	7,497,307	2,200,274	16,650	14,200,557
Others	13,754,911	23,001,682	13,765,868	120,724	50,643,185
Consumer	1,289,150	26,549,043	26,086,537	667,039	54,591,769
Credit card	417,390	1,755,518	9,034,823	-	11,207,731
Vehicle	55,295	2,982,439	2,371,163	329	5,409,226
Order of payment	57,211	1,872,546	7,061,605	470,527	9,461,889
Others	759,254	19,938,540	7,618,946	196,183	28,512,923
Mortgage	75,189	1,005,831	9,601,783	25,567,605	36,250,408
VIS	23,303	264,232	2,157,322	10,552,767	12,997,624
Non-VIS	51,886	741,599	7,444,461	15,014,838	23,252,784
Financial Leases	1,639,218	9,165,622	12,939,908	3,532,309	27,277,057
Small business loans	208,429	737,255	194,581	4,752	1,145,017
Total gross loans and financial leases	43,813,331	95,286,052	84,759,678	30,092,586	253,951,647

December 31, 2022
		Between 1 and 5	Between 5 and 15	Greater Than 15
Maturity	Less Than 1 Year	Years	Years	Years	Total
In millions of COP
Commercial	41,624,418	63,696,431	38,127,660	89,344	143,537,853
Corporate	22,737,806	32,474,514	24,547,720	6,163	79,766,203
SME	4,715,405	9,011,823	2,110,855	26,745	15,864,828
Others	14,171,207	22,210,094	11,469,085	56,436	47,906,822
Consumer	1,276,398	36,662,101	20,790,945	859,277	59,588,721
Credit card	341,644	9,658,986	1,387,413	-	11,388,043
Vehicle	56,869	2,453,692	2,662,171	503	5,173,235
Order of payment	53,455	1,955,842	8,274,849	554,533	10,838,679
Others	824,430	22,593,581	8,466,512	304,241	32,188,764
Mortgage	65,252	1,017,950	10,018,853	26,269,318	37,371,373
VIS	16,905	246,203	1,934,490	10,120,914	12,318,512
Non-VIS	48,347	771,747	8,084,363	16,148,404	25,052,861
Financial Leases	2,215,774	8,560,553	13,798,615	3,522,774	28,097,716
Small business loans	199,488	834,176	282,515	11,897	1,328,076
Total gross loans and financial leases	45,381,330	110,771,211	83,018,588	30,752,610	269,923,739

2 VIS: Social Interest Homes, corresponds to mortgage loans granted by the financial institutions of amounts less than 135 minimum wages.

•      Concentration by past due days

The following table shows the loans and financial leases according to past due days for the periods ending on December 31, 2023 and December 31, 2022. Loans or financial leases are considered past due if it is more than one month overdue (i.e. 31 days):

December 31, 2023
Past-due
					More Than 360
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	Days	Total
In millions of COP
Commercial	129,866,971	500,794	205,141	1,777,620	2,336,870	134,687,396
Consumer	49,418,431	2,244,017	794,005	1,994,748	140,568	54,591,769
Mortgage	33,524,034	1,290,817	212,433	599,351	623,773	36,250,408
Financial Leases	26,436,493	247,124	56,434	196,578	340,428	27,277,057
Small Business Loans	1,005,725	50,138	14,859	58,244	16,051	1,145,017
Total	240,251,654	4,332,890	1,282,872	4,626,541	3,457,690	253,951,647

December 31, 2022
Past-due
					More Than 360
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	Days	Total
In millions of COP
Commercial	140,277,356	427,127	140,582	604,363	2,088,425	143,537,853
Consumer	56,121,232	1,578,302	521,407	1,201,421	166,359	59,588,721
Mortgage	35,520,689	578,116	144,580	524,619	603,369	37,371,373
Financial Leases	27,250,876	205,639	53,469	117,808	469,924	28,097,716
Small Business Loans	1,175,668	66,979	15,262	54,439	15,728	1,328,076
Total	260,345,821	2,856,163	875,300	2,502,650	3,343,805	269,923,739

•      Concentration of loans by economic sector

The following table contains the detail of the portfolio of loans and financial leases by main economic activity of the borrower for the periods ending on December 31, 2023 and December 31, 2022:

December 31, 2023
Economic sector	Loans and advances
	Local	Foreign	Total
	In millions of COP
Agriculture	5,162,973	2,488,789	7,651,762
Petroleum and Mining Products	1,846,238	234,523	2,080,761
Food, Beverages and Tobacco	9,147,936	888,429	10,036,365
Chemical Production	4,299,308	25,409	4,324,717
Government	8,369,707	887,448	9,257,155
Construction	16,202,035	5,561,782	21,763,817
Commerce and Tourism	23,803,830	11,068,049	34,871,879
Transport and Communications	9,574,318	351,176	9,925,494
Public Services	11,758,265	1,286,561	13,044,826
Consumer Services	59,032,642	32,965,565	91,998,207
Commercial Services	27,474,593	7,217,591	34,692,184
Other Industries and Manufactured Products	8,679,684	5,624,796	14,304,480
Total	185,351,529	68,600,118	253,951,647

December 31, 2022
Economic sector	Loans and advances
	Local	Foreign	Total
	In millions of COP
Agriculture	4,822,190	3,306,216	8,128,406
Petroleum and Mining Products	751,401	144,373	895,774
Food, Beverages and Tobacco	9,725,211	1,213,217	10,938,428
Chemical Production	5,029,722	31,773	5,061,495
Government	6,826,772	4,707	6,831,479
Construction	17,828,783	8,066,352	25,895,135
Commerce and Tourism	24,841,275	13,691,154	38,532,429
Transport and Communications	10,345,263	724,740	11,070,003
Public Services	10,121,410	1,684,858	11,806,268
Consumer Services	59,437,125	39,168,939	98,606,064
Commercial Services	24,688,401	10,195,601	34,884,002
Other Industries and Manufactured Products	9,748,529	7,525,727	17,274,256
Total	184,166,082	85,757,657	269,923,739

•      Credit concentration by country

The following information shows the concentration of the loans and financial leases by country in which the Bank are located as of December 31, 2023 and December 31, 2022:

December 31, 2023
			Allowance for loans and
Country	Loans and advances	% Participation	advances and lease losses	% Participation
Colombia	181,951,462	71.65%	(13,133,577)	80.96%
Panama	38,599,152	15.20%	(1,645,802)	10.14%
El Salvador	15,373,156	6.05%	(552,236)	3.40%
Guatemala	16,958,954	6.68%	(887,518)	5.47%
Puerto Rico	1,068,923	0.42%	(3,970)	0.02%
Other Countries	-	0.00%	-	0.00%
Total	253,951,647	100.00%	(16,223,103)	100.00%

December 31, 2022
			Allowance for loans and
Country	Loans and advances	% Participation	advances and lease losses	% Participation
Colombia	178,168,073	66.01%	(11,505,443)	74.33%
Panama	50,813,521	18.83%	(2,223,118)	14.36%
El Salvador	18,971,871	7.03%	(729,238)	4.71%
Guatemala	20,866,364	7.73%	(950,068)	6.14%
Puerto Rico	1,103,910	0.41%	(71,773)	0.46%
Other Countries	-	0.00%	-	0.00%
Total	269,923,739	100.00%	(15,479,640)	100.00%

•      Credit concentration by economic group

As of December 31, 2023 and 2022, concentration of the 20 largest economic groups amounted to COP 34,134,547 M and COP 33,413,138 M, respectively. This exposure corresponds to all credit active operations of these groups.

d.     Credit quality – Loans and Advances

The following information about credit quality of the borrower for the periods ending December 31, 2023 and December 31, 2022:

December 31 2023
Classification	Stage 1	Stage 2	Stage 3	Total
	In millions of COP
Commercial	120,773,927	5,453,537	8,459,932	134,687,396
Consumer	46,060,615	4,407,067	4,124,087	54,591,769
Mortgage	32,210,648	2,628,654	1,411,106	36,250,408
Small Business Loans	774,571	260,303	110,143	1,145,017
Financial Leases	22,553,128	3,293,100	1,430,829	27,277,057
Loans and Advances	222,372,889	16,042,661	15,536,097	253,951,647

December 31 2022
Classification	Stage 1	Stage 2	Stage 3	Total
	In millions of COP
Commercial	126,530,862	8,062,435	8,944,556	143,537,853
Consumer	51,510,943	5,288,921	2,788,857	59,588,721
Mortgage	34,067,734	1,997,270	1,306,369	37,371,373
Small Business Loans	1,093,973	135,528	98,575	1,328,076
Financial Leases	23,566,544	3,172,285	1,358,887	28,097,716
Loans and Advances	236,770,056	18,656,439	14,497,244	269,923,739

In order to determine the expected credit loss, the Bank considers the economic conditions and performance of the borrower’s industry, the analysis of payments behavior, events that could negatively affect the borrower’s ability to pay, among others factors.

The expected credit loss is determined either by a collective or individual evaluation according to the amount and characteristics of the loan. For further details please see Note 2 Significant Accounting Policies, section 7.4.5 Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVOCI”.

Impairment loan portfolio analyzed by individual evaluation at COP 5.7 billion, which represented 2.3% of the total portfolio of the Bank.

The table below shows Stage 3 loans and advances according to their type of evaluation for the periods ending December 31, 2023 and December 31, 2022:

December 31 2023
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	ECL	Carrying Amount	ECL
In millions of COP
Commercial	5,198,384	2,825,357	3,261,548	2,401,344
Consumer	-	-	4,124,087	3,460,299
Mortgage	-	-	1,411,106	553,370
Financial Leases	562,716	315,979	868,113	356,526
Small Business Loan	-	-	110,143	77,923
Total	5,761,100	3,141,336	9,774,997	6,849,462

December 31 2022
Impairment	Individual Evaluation		Collective Evaluation
	Carrying Amount	ECL	Carrying Amount	ECL
In millions of COP
Commercial	5,990,389	3,650,680	2,954,167	2,202,638
Consumer	-	-	2,788,857	2,354,412
Mortgage	-	-	1,306,369	561,016
Financial Leases	554,698	276,392	804,189	346,434
Small Business Loan	-	-	98,575	67,447
Total	6,545,087	3,927,072	7,952,157	5,531,947

Sensitivity analysis

The variables with the greatest influence for each country on the expected credit loss (ECL) assessment for the loan portfolio and financial leasing are:

Colombia:

•GDP growth: due to the impact on the performance of companies and the valuation of collaterals;

•Interest rates: because of its direct impact on the obligations’ repayment.

Panama:

•GDP growth: due to the impact on the performance of companies and the valuation of collaterals;

•Consumer price index: due to its significant impact on the clients’ repayment capacity.

El Salvador:

•GDP growth: due to the impact on the performance of companies and the valuation of collaterals;

•Consumer price index: due to its significant impact on the clients’ repayment capacity.

Guatemala:

•GDP growth: due to the impact on the performance of companies and the valuation of collaterals;

•Interest rates: because of its direct impact on the obligations’ repayment.

The change in the expected credit losses (ECL) at 31 of December 2023, as a result of a possible positive or negative 1% (100 basis points) change in those variables were assessed based on the assumptions used to calculate the ECL for each of the scenarios: base, optimistic and pessimistic, as following:

		Fiscal Budget Balance – Current account deficit – Inflation – Interest Rate
		In Millions of COP
		[+1%]	Unchanged	[-1%]
	[+1%]	73,940	-141,718	-344,396

GDP Growth	Unchanged	215,658	-	-202,678

	[-1%]	389,759	174,101	-28,576

The Bank has estimated the impact on the expected credit loss (ECL) assuming the forward-looking scenarios (e.g. optimistic and pessimistic) were weighted 100% instead of applying scenario probability weights across the two scenarios. The table below shows the impact on the expected credit loss (ECL) for each methodology:

	2023		2022
As of 31 December	Optimistic	Pessimistic	Optimistic	Pessimistic
In millions of COP
Collective methodology	(437,294)	343,209	(306,602)	277,296
Collateral methodology	(149,983)	137,172	(150,312)	115,074
Individual methodology*	(240,474)	605,152	(825,111)	817,330
Total	(827,751)	1,085,533	(1,282,025)	1,209,700

*For individual methodology, the applied scenarios are the base in the optimistic scenario and the alternative in the pessimistic scenario with a weighting of 100% each.

e.     Credit Risk Management – Other Financial Instruments:

Each one of the positions that make up the portfolio complies with the policies and limits that seek to diminish credit risk exposure. Those policies are, among others:

●	Term Limits: The Credit Committee evaluates and reviews the result of the authorized model for the different counterparties according to quantitative and qualitative variables, allowing it to establish the maximum term to which the Bank wishes to have exposure..
●	Credit Limits: Approved limits under the model and with authorization from the Credit Committee, as well as the exposure, are monitored in line or batch, in such a way as to mitigate the occurrence of excesses and, in the event that there is a need for them, applies to the current attribution system..
●	Counterparty Limits: These limits, derived from the credit limits or from allocation models and are verified by the Front Office prior to the close of operations.
●	Master Agreement: These bilateral agreements describe the handling of operations between the counterparties in accordance with good international practices and that limit the legal and financial risk under the occurrence of events of default (failure to pay or delivery). Mitigation mechanisms, procedures to be carried out in the case of these events of default, special conditions by type of operation and that are applied to OTC derivatives, Repos and other securities financing transactions, are all agreed upon.
●	Margin Agreements: For OTC derivatives operations and other securities financing transactions, agreements that regulate the administration of guarantees, haircuts, adjustment periods, minimum transfer amounts, etc., and that limit risk for a period of time (one day, one week, etc.), are established for counterparties involved in the operation.
●	Counterparty Alerts: There are financial, qualitative and market indicators that allow the Bank to establish damages to the credit quality of an issuer or counterparty.

f.     Credit Quality Analysis - investment financial instruments:

In order to evaluate the credit quality of a counterparty or issuer (to determine a risk level or profile), the Bank relies on two rating systems: an external one and an internal one, both of which allow to identify a degree of risk differentiated by segment and country and to apply the policies that have been established for issuers or counterparties with different levels of risk, in order to limit the impact on liquidity and/or the income statement of the Bank.

External credit rating system is divided by the type of rating applied to each instrument or issuer; in this way the geographic location, the term and the type of instrument allow the assignment of a rating according to the methodology that each examining agency uses.

Internal credit rating system: the “ratings or risk profiles” scale is created with a range of levels that go from low risk to high risk (this can be reported in numerical or alphanumerical scales), where the rating model is sustained by the implementation and analysis of qualitative and quantitative variables at sector level, which according to the relative analysis of each variable, determine credit quality; in this way the internal credit rating system aims to establish adequate margin in decision-making regarding the management of financial instruments.

Credit Quality Analysis of the Bank

	Debt instruments		Equity			Other financial instruments(1)			Derivatives(2)
	2023	2022	2023	2022		2023		2022	2023	2022
Maximum Exposure to Credit Risk
Low Risk	21,078,496	21,851,178	220,967	222,843		21,976		12,821	1,711,788	9,119,402
Medium Risk	827,469	2,090,039	17,354	19,074		-		-	316	14,464
High Risk	3,242,504	3,476,980	587	13,728		2,966		-	17,327	55,622
Without Rating	-	-	304,302	289,023		13,377		29,350	95,319	-
Total	25,148,469	27,418,197	543,210	544,668	-	38,319	-	42,171	1,824,750	9,189,488
(1)	Corresponds to SAFE "Simple Agreement for Future Equity", in Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios, S.A. and Banagrícola S.A (For 2023). For the year 2022 were revealed as debt securities and equity.
(2)	For derivatives transactions counterparty risk is disclosed as long as the valuation is positive.

In accordance with the criteria and considerations specified in the internal rating allocation and external credit rating systems methodologies, the following schemes of relation can be established, according to credit quality given to each one of the qualification scales:

Low Risk: All investment grade positions (from AAA to BBB-), as well as those issuers that according to the information available (financial statements, relevant information, external ratings, CDS, among others) reflect adequate credit quality.

Medium Risk: All speculative grade positions (from BB+ to BB-), as well as those issuers that according to the available information (Financial statements, relevant information, external qualifications, CDS, among others) reflect weaknesses that could affect their financial situation in the medium term.

High Risk: All positions of speculative grade (from B+ to D), as well as those issuers that according to the information available (Financial statements, relevant information, external qualifications, CDS, among others) reflect a high probability of default of financial obligations or that already have failed to fulfill them.

•      Financial credit quality of other financial instruments that are not in default nor impaired in value

Debt instruments: 100% of the debt instruments are not in default.

Equity: The positions do not represent significant risks.

Derivatives: 99.9% of the credit exposure does not present incidences of material default. The remaining percentage corresponds to default events at the end of the period.

•      Maximum exposure level to the credit risk given:

	Maximum Exposure		Collateral*		Net Exposure
	2023	2022	2023	2022	2023	2022
Maximum Exposure to Credit Risk
Debt instruments	25,148,469	27,418,197	(1,407,484)	(741,197)	23,740,985	26,677,000
Derivatives **	1,824,750	9,189,488	(698,662)	(138,416)	1,126,088	9,051,072
Equity	543,210	544,668	-	-	543,210	544,668
Other financial instruments	38,319	42,171	-	-	38,319	42,171
Total	27,554,748	37,194,524	(2,106,146)	(879,613)	25,448,602	36,314,911

●	Analysis of the maturity of other financial instruments past due but not impaired
-	Debt instruments: Portfolio does not present past due nor impaired assets.
-	Equity: Portfolio does not present impaired assets.
-	Derivatives: The past due assets are not material.

●	The information corresponding to the individual evaluation of impairment at the end of the period for other financial instruments, is detailed as follows:

Debt instruments

	Exposure		Impairment		Final Exposure
	2023	2022	2023	2022	2023	2022
Maximum Exposure to Credit Risk
Fair Value	18,244,584	19,016,935	5,562	2,286	18,239,022	19,014,648
Amortized Cost	6,903,885	8,401,262	55,803	64,903	6,848,082	8,336,360
Total	25,148,469	27,418,197	61,365	67,189	25,087,104	27,351,008

Equity

	Exposure		Impairment		Final Exposure
	2023	2022	2023	2022	2023	2022
Maximum Exposure to Credit Risk
Fair Value through profit or loss	98,853	90,538	-	-	98,853	90,538
Fair Value through OCI	444,357	454,130	-	-	444,357	454,130
Total	543,210	544,668	-	-	543,210	544,668

Collateral- investment financial instruments:

Level of collateral: respect to the type of asset or operation, a collateral level is determined according to the policies defined for each product and the market where the operation is carried out.

Assets held as collateral in organized markets: the only assets that can be received as collateral are those defined by the central counterparties, the stock market where the operation is negotiated, those assets that are settled separately in different contracts or documents, which can be managed by each organization and must comply with the investment policies defined by the Bank, taking into account the credit limit for each type of asset or operation received or delivered, which collateral received are the best credit quality and liquidity.

Assets received as bilateral collateral between counterparties: the collateral accepted in international OTC derivative operations is agreed on bilaterally in the Credit Support Annex (CSA)1 and with fulfillment in cash in dollars and managed by Citibank N.A.. This company acts on behalf of Bancolombia for making international margin calls and providing a better management of the collateral.

Collateral adjustments for margin agreements: the adjustments will be determined by the criteria applied by both the external and internal regulations in effect, and at the same time, mitigation standards are maintained so that the operation fulfills the liquidity and solidity criteria for settlement. Among the main characteristics by product or market, we have:

-	With respect to the derivative operations, these are carried out daily, with threshold levels of zero for the majority of counterparties, which reduces the exposure to a term that does not exceed 10 days, according to Basel.

-	For buy-sell backs, repos and other securities financing transactions, daily monitoring is done in order to establish the need to adjust the collateral in such a way that these are applied in as little time as possible, according to the contracts or market conditions.

1 A Credit Support Annex (CSA) provides credit protection by setting forth the rules governing the mutual posting of collateral. CSAs are used in documenting collateral arrangements between two parties that trade privately negotiated (over-the-counter) derivative securities. The trade is documented under a standard contract called a master agreement, developed by the International Swaps and Derivatives Association (ISDA).

-	For all international counterparties, margin agreements that limit exposure to the maximum and with a daily adjustment period are celebrated. These margin agreements are celebrated under ISDA(International Swaps and Derivatives Association)[2] and GMRA (Global Master Repurchase Agreement)[3] both for OTC derivatives and securities financing transactions.

-	For every local counterparty, the local framework agreement is signed (agreement developed by the industry) and the mitigating actions to apply in each operation are agreed upon, whether for margin agreements, re-couponing, early termination, among others.

-	For repos, buy-sell backs and other securities financing transactions, these are agreed upon by organized markets that in general implicate complying with haircut or additional collateral rules.

-	The central counterparty carries out daily control and monitoring processes in order to comply with the rules imposed by these organizations in such a way that we are always making daily adjustments at the demanded collateral level.

●Level of collateral held:

	Collateral*		Main type of collateral
	2023	2022	2023	2022
Maximum Exposure to Credit Risk
Debt Securities	(1,407,483)	(741,197)	Government bonds (TES)	Government bonds (TES)
Derivatives	(698,663)	(138,416)	Cash	Cash
Equity	-	-
Total	(2,106,146)	(879,613)

*      Collateral Held (-) and Collateral Pledged (+).

g.     Credit risk concentration - other financial instruments:

According to the regulations, the Bank must control on a daily basis the risk of positions of the Bank’s companies where the same issuer or counterparty stands, below the legal limits.

By the same way, the positions of the Bank are verified in respect of the authorized risk levels in each country in order to guarantee the alerts and positions limits, that are considered outside of the Bank risk appetite.

Privately negotiated (over-the-counter) derivative securities. The trade is documented under a standard contract called a master agreement, developed by the International Swaps and Derivatives Association (ISDA).

2 ISDA: Organization of participants in the OTC derivatives markets. Its main objective is to establish a reference framework through standard contracts for OTC derivatives trading.

3  GMRA: It is a model legal agreement designed for parties transacting repos and is published by the International Capital Market Association (ICMA).

	Debt instruments		Equity		Other financial instruments(1)		Derivatives(2)
	2023	2022	2023	2022	2023	2022	2023	2022
Maximum Exposure to Credit Risk
Sector Concentration
Corporate	3,675,913	4,197,844	279,396	329,249	23,887	42,171	951,573	1,403,527
Financial	4,626,294	5,268,337	211,037	199,760	14,432	-	870,598	7,096,094
Government	16,827,596	17,924,261	-	-	-	-	-	-
Funds ETF	18,666	27,755	52,777	15,659	-	-	2,579	689,867
Total	25,148,469	27,418,197	543,210	544,668	38,319	42,171	1,824,750	9,189,488
Concentration by Region
North America	4,666,195	5,686,298	197	125	-	-	344,639	3,285,822
Latin America	20,440,893	20,004,790	529,033	473,259	38,319	29,187	1,009,595	2,102,995
Europe	41,381	-	-	-	-	12984	467,937	3117284
Others (Includes Funds and ETF)	-	1,727,109	13,980	71,284	-	-	2,579	683,387
Total	25,148,469	27,418,197	543,210	544,668	38,319	42,171	1,824,750	9,189,488
(1)

Corresponds to SAFE "Simple Agreement for Future Equity", in Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios, S.A. and Banagrícola S.A (For 2023). For the year 2022 were revealed as debt securities and equity.

(2)   For derivatives transactions counterparty risk is disclosed as long as the valuation is positive.

Risk exposure by credit rating

	Other financial instruments
	2023	2022
Maximum Exposure to Credit Risk
Sovereign Risk	7,520,002	7,025,658
AAA	9,613,353	14,570,753
AA+	2,934,561	1,448,837
AA	761,139	723,019
AA-	285,253	794,748
A+	763,754	3,549,222
A	465,025	516,950
A-	396,755	1,628,479
BBB+	604,672	1,395,620
BBB	243,820	1,027,745
BBB-	1,808,396	1,332,161
Other	1,745,020	2,862,959
Not rated	412,998	318,373
Total	27,554,748	37,194,524

Note: * Internal homologation

At the end of the year, the Bank’s positions are not in excess of the concentration limit, according to the applicable laws.

Relevant facts

In 2023 inflation rate decreased to 9.28% vs 13.12% in December 2022, Banco de la República de Colombia (Central bank) placed rates at the end of December 2023 up to 13% vs 12% in December 2022, this condition maintains the devaluation of portfolios as its main consequence. According to the economic expectations survey, inflation rate would be located in the range of 5.2% - 5.7% by the end of December 2024 and whether the restrictive monetary stance continues, stress in the financial system will be maintained, generating possible devaluations in some sectors in Economy.

In the International fixed income international market, there was a change in the monetary expansion posture with an increase in the interest rate by the Federal Reserve from 4.05% in December 2022 to 5.50% in July 2023, which was maintained until December 2023, an CPI control measure that closed at 3.4% for the US. The changes in monetary policy, the global economic recession and the resurgence of geopolitical tensions, deepen the risks of devaluation in some markets or the opportunities for appreciation in others.

The Colombian stock market closed December 2023 with an annual devaluation of (-7.07%), explained by several factors, among which are the uncertainty due to political tensions corresponding to the pension, health and energy reforms, in addition to the increase in the prices of products and the behavior of supply, which further drive the country's inflation rate upwards, with which, risks could materialize for the companies in this market until these effects are contained.

The international market closed by December with annual appreciation in the S&P 500 of (+24.23%) and in the Euro Stoxx 50 with annual appreciation of (+19.19%), however, fears of a possible economic recession continue, which as a consequence will affect the financial indicators of the companies in these markets, added to the volatility caused by the increase in military conflicts worldwide.

Negotiation of the different derivative products as of 2023 increased vs 2022 due to increase in the negotiation of interest rate futures (+24.7%) and currency futures (+12.8%) as a consequence of a higher uncertainty regarding the behavior of the monetary policy rate and the behavior of the exchange rate. The USD/COP closed December at COP 3,822.05 with an annual appreciation of (+20.54%) for the Colombian peso.

Concerning of a possible economic recession due to current global inflationary landscape, along with the rise in interest rates and geopolitical tensions, it is possible that records in these macroeconomic variables will be reached, influencing further devaluation of securities in the short and medium term; however, the central banks' measures are expected to contain these macroeconomic effects that continue to negatively impact the markets.

Market risk

Market risk refers to the risk of losses in the Bank’s treasury book due to changes in equity prices, interest rates, foreign-exchange rates and other indicators whose values are set in a public market. It also refers to the probability of unexpected changes in net interest income and equity economic value of equity as a result of a change in market interest rates.

Market risk stems from the following activities at the Bank:

a)	Trading: includes purchase - sale and positioning mainly in fixed income securities, equities, currencies and derivatives, as well as the financial services provided to customers, such as brokerage. Trading instruments are recorded in the treasury book and are managed by the Treasury Division which is also responsible for the aggregated management of exchange rate exposures arising from the banking book and treasury book.

Market risk can also arise from the crypto market fluctuations that affect our crypto assets portafolio held in reserve to facilitate our clients activitivies of Wenia, our digital asset company in Bermudas, which is the only company in Grupo Bancolombia authorized to take this kind of assets, according to our internal policies.

b)    Balance sheet management: refers to the assets and liabilities management, due to mismatches in maturities and repricing of them. The Assets Liability Management Division is responsible for the balance sheet management, preserving the stability of the financial margin and the economic value of equity, maintaining adequate levels of liquidity and solvency. Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.

In the Bank, the market risks are identified, measured, monitored, controlled and reported in order to support the decision-making process for their mitigation, and to create greater shareholder value added.

The guidelines, policies and methodologies for market risks management are approved by the Board of Directors, thus guaranteeing the congruence and consistency in the risk appetite among subsidiaries. Each country has a local Market and

Liquidity Risk Management Office that applies at an individual level the principles of the Bank´s Market Risks Management Strategy. The Board of Directors and senior management have formalized the policies, procedures, strategies and rules of action for market risk administration in its “Market Risk Manual”. This manual defines the roles and responsibilities within each subdivision of the Bank and their interaction to ensure adequate market risk administration.

The Bank´s Market and Liquidity Risks Management Office, responsible for monitoring and permanently controlling compliance with the limits established, is set up with clear independence from the trading and businesses units, ensuring enforcement authority. This independent control function is complemented by regular reviews conducted by the Internal Audit.

The Bank’s Market and Liquidity Risks Management Office is responsible for: (a) identifying, measuring, monitoring, and controlling the market risk inherent in the Bank’s businesses: (b) the Bank’s exposure under stress scenarios and confirming compliance with the Bank’s risk management policies: (c) designing the methodologies for valuation of the market value of certain securities and financial instruments: (d) reporting to senior management and the Board of Directors any violation of the Bank’s risk management policies: (e) reporting to the senior management on a daily basis the levels of market risk associated with the trading instruments recorded in its treasury book, and (f) proposing policies to the Board of Directors and to senior management that ensure the maintenance of predetermined risk levels. The Bank has also implemented an approval process for new products across each of its subdivisions. This process is designed to ensure that each subdivision is prepared to incorporate the new product into its procedures, that every risk is considered before the product is incorporated and that approval is obtained from the Board of Directors before the new product can be sold.

Market risks arising from trading instruments are measured at the Bank using two different Value at Risk (VaR) methodologies: the standard methodology required by the SFC, and the internal methodology of historical simulation. The standard methodology is established by “Chapter XXXI of the Basic Accounting Circular”, based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee, and is reflected in the Bank’s Capital Adequacy (Solvency) ratio. The internal methodology of weighted historical simulation uses a confidence level of 99%, a holding period of 10 days, and a time frame of one year or at least 250 days from the reference date of the VaR calculation is used, for digital assets the internal methodology uses a holding period of 3 days and a time frame of 4 years, using a multivariate GARCH family model. The standard methodology is used to report the market risk exposure to the Financial Superintendency and is also used to measure the capital requirements for the Bank, therefore the analysis below is based on information obtained from this model.

The Bank’s VaR limits structure for trading activities, is sufficiently granular to conduct an effective control of the various types of market risk factors on which an exposure is held. It ensures that the market risk is not concentrated in certain asset classes and maximizes the portfolio diversification effect. These limits are defined by companies, products or by risk takers. The majority of the limits are based on the maximum VaR values to which a certain portfolio can be exposed, nevertheless, loss triggers, stop loss and sensitivity warning levels are also set, especially in the derivatives portfolios. The limits are approved by the Board of Directors, and set based on factors such as tolerance for losses, capital resources and market´s complexity and volatility. They are monitored daily, and their excesses or violations are reported to the Board of Directors and the Risk Committee.

In order to capture the tail risks, the Expected Shortfall is estimated, with a confidence interval of 97.5%, which corresponds to the expected value of the losses that are greater than or equal to the VaR.Additional measurements such as stress tests are performed, to identify extreme unusual situations that could cause severe losses. Stress simulations include historical events and hypothetical scenarios. Back testing or model validation techniques through comparison of predicted and actual loss level are applied on a regular basis to analyze and contrast the accuracy of the VaR calculation methodology in order to confirm its reliability, and make adjustments to the models if necessary.

Within the control and monitoring processes of market risks, reports are elaborated on a daily and monthly basis. They include an analysis of the most relevant risk measures and allow for monitoring the exposure levels to market risks and to the legal and internal limits established for each one of the levels of the Bank. These reports are taken as an input for the decision-making process in the different Committees and management of the Bank.

For management and control of the market risks of activities other than trading, the Bank uses a comprehensive approach, with a short-term vision, measuring the sensitivity of the net interest margin over a one-year horizon, and a long-term vision, estimating the impact on the economic value of equity through different scenarios. Additionally, triggers are defined for monitoring and controling exposure to the interest rate risk of the banking book positions, which are periodically reported to Senior Management..

The market risk management of the positions in the banking book is carried out in a decentralized and independent manner in each of the banking entities of the Bank, by the Asset and Liability Management areas, in the Finance Department.

Market Risk Management

The following section describes the market risks to which the Bank is exposed and the tools and methodologies used to measure these risks as of December 31, 2023. The Bank faces market risk as a consequence of its lending, trading and investments businesses.

The Bank uses VaR calculation to limit its exposure to the market risk of its Treasury Book. The Board of Directors is responsible for establishing the maximum VaR based on its assessment of the appropriate level of risk for Bancolombia. The Risks Committee is responsible for establishing the maximum VaR for each company and the Propietary Trading Risks Committee is responsible for establishing the maximum VaR by type of investment. These limits are supervised on a daily basis by the Market Risk Management Office.

For managing the interest rate risk from banking activities, the Bank analyzes the interest rate mismatches between its interest earning assets and its interest bearing liabilities and estimates the impact on the net interest income and the economic value of equity. In addition, the foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.

a.     Measurement of market risk of trading instruments

The Bank currently measures the treasury book exposure to market risk (including OTC derivatives positions) as well as the currency risk exposure of the banking book, which is provided to the Treasury Division, using a VaR methodology established in accordance with “Chapter XXXI of the Basic Accounting Circular”, issued by the SFC.

The VaR methodology established by “Chapter XXXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee, which focuses on the treasury book and excludes investments classified as amortized cost which are not being given as collateral and any other investment that comprises the banking book, such as non-trading positions excluding the currency the risk position stemming from investment in affiliated but not consolidated entities denominated in foreign currencies. In addition, the methodology aggregates all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.

The total market risk for the Bank is calculated by the arithmetical aggregation of the VaR calculated for each subsidiary. The aggregated VaR is reflected in the Bank’s Capital Adequacy (Solvency) ratio, in accordance with Decree 2555 de 2010.

For purposes of VaR calculations, a risk exposure category is any market variable that is able to influence potential changes in the portfolio value. Taking into account a given risk exposure, the VaR model assesses the maximum loss not exceeded, over a given period of time. The fluctuations in the portfolio’s VaR depend on volatility, modified duration and positions changes relating to the different instruments that are subject to market risk.

The relevant risk exposure categories for which VaR is computed by the Bank according to “Chapter XXXI, Appendix VI of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk; (iv) fund risk. and (v) credit default swaps risk.

•      Interest Rate Risk (Treasury Book)

The interest rate risk is the probability of decrease in the market value of the position due to fluctuations in market interest rates. The Bank calculates the interest rate risk for positions in local currency, foreign currency and UVR separately; in accordance with Chapter XXXI of the Basic Accounting Circular issued by the SFC.

In the first instance, the interest rate risk exposure is determined by the sensitivity calculation for the net position of each instrument. This sensitivity is calculated as the net present value (NPV) of each instrument, its corresponding modified duration and the estimated variation of interest rates. The possible variations in the interest rates are established by the SFC according to the historical behavior of these variables in the markets, and they are a function of the duration and currency, as seen in the following table:

		Modified Duration		Changes in Interest Rates (bps)
Zone	Band	Lower Limit	Upper Limit	Legal Currency	UVR	Foreign Currency
	1	0	0.08	274	274	100
Zone 1	2	0.08	0.25	268	274	100
	3	0.25	0.5	259	274	100
	4	0.5	1	233	274	100
	5	1	1.9	222	250	90
Zone 2	6	1.9	2.8	222	250	80
	7	2.8	3.6	211	220	75
	8	3.6	4.3	211	220	75
	9	4.3	5.7	172	200	70
	10	5.7	7.3	162	170	65
Zone 3	11	7.3	9.3	162	170	60
	12	9.3	10.6	162	170	60
	13	10.6	12	162	170	60
	14	12	20	162	170	60
	15	20		162	170	60

Once the sensitivity factor is calculated for each position, the modified duration is then used to classify each position within its corresponding band. A net sensitivity is then calculated for each band, by determining the difference between the sum of all long-positions and the sum of all short-positions. Then a net position is calculated for each zone (which consists of a series of bands) determined by the SFC. The final step is to make adjustments within each band, across bands and within each zone, which results in a final number that is the interest rate risk VaR by currency. Each adjustment is performed following the guidelines established by the SFC.

The Bank’s exposure to interest risk primarily arises from investments in Colombian government’s treasury bonds (TES).

•      Currency (Treasury and Banking Book), Equity (Treasury Book) and Fund (Treasury Book) Risk

The VaR model uses a sensitivity factor to calculate the probability of loss due to fluctuations in the price of stocks, funds and currencies in which the Bank maintains a position. As previously indicated, the methodology used in these financial statements to measure such risk consists of computing VaR, which is derived by multiplying the position by the maximum probable variation in the price of such positions (“∆p”). The (“∆p”) is determined by the SFC, as shown in the following table:

Currency	Sensitivity Factor
United States Dollar	12.49%
Euro	11.00%
Other currencies	13.02%
Equity and Fund Risk	14.70%

The SFC according to historical market performance establishes the interest rate’s fluctuations and the sensitivity factors for currency, equity and fund risk used in the model.

•      Total Market Risk VaR

The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk, fund risk and the credit default swaps risk which are calculated as the algebraic sum of the Parent Company and each of its subsidiaries’ exposure to these risks. Currently, the Bank not present exposure to credit default swaps risk.

The total market risk VaR had a 22.9% increase, from COP 891,569 in December 31, 2022 to COP 1,096,000 as of December 31, 2023. This increase was highlighted by the currency risk VaR, driven by an increase in exposure to the US Dollar for Bancolombia's book. The interest rate risk arise as a result of the increase in the position in Colombian government’s treasury bonds (TES). The equity risk VaR registered a higer risk level and the fund risk VaR registered a lower risk level driven by the detailed risk analysis of the Fund Colombia Inmobiliario that generated a reassign of the market risk factors exposure. This change does not imply an impact on the Bank’s exposure as the sensitivity factors are the same.

The following table presents the total change in market risk and other risk factors.

December 2023
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate Risk VaR	405,467	418,472	542,464	383,914
Foreign Exchange Rate Risk VaR	332,662	185,624	374,407	51,410
Equity Risk VaR	342,024	332,443	347,539	312,136
Fund Risk VaR	15,847	23,292	27,923	15,847
Total Value at Risk	1,096,000	959,831

December 2022
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate Risk VaR	340,107	381,094	410,605	340,107
Foreign Exchange Rate Risk VaR	78,165	118,620	201,927	78,165
Equity Risk VaR	85,345	98,401	105,263	85,345
Fund Risk VaR	387,952	294,468	387,952	225,401
Total Value at Risk	891,569	892,583

•    Assumptions and Limitations of VaR Models

Although VaR models represent a recognized tool for risk management, they have inherent limitations, including reliance on historical data that may not be indicative of future market conditions or trading patterns. Accordingly, VaR models should not be viewed as predictive of future results. The Bank may incur losses that could be materially in excess of the amounts indicated by the models on a particular trading day or over a period of time, and there have been instances when results have fallen outside the values generated by the Bank’s VaR models. A VaR model does not calculate the greatest possible loss. The results of these models and analysis thereof are subject to the reasonable judgment of the Bank’s risk management personnel.

•      The Bank’s results could adversely affected with high inflation rate

High level of inflation increases interest rates and reduces the market value of the Bank´s debt instruments and increases the market risk in general. Inflation also impacts the real interest rate. When the inflation rate is higher than the nominal interest rate, negative real interest rates discourage saving and the greater variability increases uncertainty and risk, not only in the loan market but also in the stock market.

b. Non-trading instruments market risk measurement

The banking book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income or in the economic value of equity as a result of a change in market interest rates. Changes in interest rates affect the Bank’s earnings because of timing differences on the repricing of the assets and liabilities. The Bank manages the interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities, and estimates the impact on the net interest income and the economic value of equity. The foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.

•      Interest Risk Exposure (Banking Book)

The Bank has performed a sensitivity analysis of market risk sensitive instruments estimating the impact on the net interest income of each position in the Banking Book, using a repricing model and assuming positive parallel shifts of 100 basis points (bps).

The table 1 provides information about Bancolombia’s interest rate sensitivity for the statement of financial position items comprising the Banking Book.

Table 1. Sensitivity to Interest Rate Risk of the Banking Book

The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
In millions of COP
Assets sensitivity 100 bps	1,152,782	1,060,949
Liabilities sensitivity 100 bps	595,749	545,911
Net interest income sensitivity 100 bps	557,033	515,038

The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (US dollars) at December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
In millions of USD
Assets sensitivity 100 bps	75,052	84,883
Liabilities sensitivity 100 bps	74,800	71,737
Net interest income sensitivity 100 bps	252	13,146

A positive net sensitivity denotes a higher sensitivity of assets than of liabilities and implies that a rise in interest rates will positively affect the Bank´s net interest income. A negative sensitivity denotes a higher sensitivity of liabilities than of assets and implies that a rise in interest rates will negatively affect the Bank´s net interest income. In the event of a decrease in interest rates, the impacts on net interest income would be opposite to those described above.

Total Exposure:

The net interest income sensitivity in local currency for the banking book instruments, entered for other than trading purposes with positive parallel shifts of 100 basis points was COP 557,033. The variation in the sensitivity of the net interest margin between December 2022 and December 2023 is  due to the increase in the floating loans compensated by the increase in the fixed time deposits.

On the other hand, the sensitivity to the net interest margin in foreign currency, assuming the same parallel shift of 100 basis points, presented a decrease between December 2023 and December 31, 2022, due to the reduction in fixed rate loans and and the increase in fixed rate time deposits.

•Assumptions and Limitations

Net interest income sensitivity analysis is based on the repricing model and considers the following key assumptions: (a) does not consider prepayments, new operations, defaults, etc., (b); the fixed rate instruments sensitivity, includes the amounts with maturity lower than one year and assumes these will be disbursed at market interest rates and (c) changes in interest rate occur immediately and parallel in the yield curves from assets and liabilities for different maturities.

•      Structural equity risk exposure (Banking Book)

Bancolombia’s investment banking affiliate, in its role of financial corporation, holds, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in the industrial and financial sectors. The market value of those investments decreased by 27.4% during the year, from COP 56,607 million as of December 31, 2022 to COP 41,096 million as of December 31, 2023, mainly, as a result of the reduction in the market value of the investments in Enka Shares.

The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	December 31, 2023	December 31, 2022
Fair Value	41,096	56,607
Delta	14.70%	14.70%
Sensitivity	6,041	8,321

A negative impact of 14.7%, applied to the market value, produces a decrease of COP 6 billion in the structural equity investments market value, from COP 41 billion to COP 35 billion.

Liquidity risk

Liquidity risk is defined as the inability of a financial firm to meet its debt obligations without incurring unacceptably large losses. Thus, funding liquidity risk is the risk that a firm will not be able to meet its current and future cash flow and collateral needs, both expected and unexpected, without materially affecting its daily operations or overall financial condition. The Bank is sensitive to funding liquidity risk since debt maturity transformation is one of its key business areas.

At the Bank, liquidity prevails over any objective of growth or revenue. Managing liquidity has always been a fundamental pillar of its business strategy, together with capital, in supporting its statement of financial position.

The Bank’s liquidity management model promotes the autonomy of subsidiaries, which must be self-sufficient in their structural funding. Each subsidiary is responsible for meeting the liquidity needs of its current and future activity, within a framework of management coordination at the Bank level. The metrics used to control liquidity risk are developed based on common and homogeneous concepts, but analysis and adaptation are made by each subsidiary.

In line with best governance practices, the Bank has established a clear division of function between executing liquidity management, responsibility of the Asset and Liability Division, and their monitoring and control, responsibility of the Market and Liquidity Risks Management Office.

The different authorities of senior management define the policies and guidelines for managing liquidity risk. These authorities are the Board of Directors, the Risk Committee, and senior management of the Parent Company, which set the risk appetite and define the financial strategy. The ALCO committees (Asset and liability committee) define the objective positioning of liquidity and the strategies that ensure the funding needs derived from businesses. The ALM division (Asset and liability management) and the Market and Liquidity Risks Management Office support the mentioned committees, which elaborate analysis and management proposals, and control compliance with the limits established.

Liquidity Risks Management Office is responsible for proposing the minimum amount of the liquidity reserve, the policies of the liquidity portfolio, defining premises and metrics in order to model the behaviour of the cash flows, proposing and monitoring liquidity limits in line with the Bank's risk appetite, simulating stress scenarios, evaluating and reporting the risks inherent to new products and operations; and submitting the reports required by the internal authorities for decision-making, as well as by regulators. All of the above activities are verified and evaluated by the Internal Audit.

The measures to control liquidity risk include maintaining a portfolio of highly liquid assets, and the definition of triggers and liquidity limits, which enable evaluating the level of exposure of each one of the entities in a proactive way.

The methodologies used to control liquidity risk include the liquidity gaps and stress scenarios. The liquidity gaps measure the mismatches of assets, liabilities and off-balance sheet position´s cash flows, separately for local currency and foreign currency. Regulatory metrics are also applied, in which the contractual maturities are used; and internal models in which the cash flows are adjusted by different ratios, to reflect a more accurate behaviour.

Periodically, a validation of the policies, limits, processes, methodologies and tools to evaluate liquidity risk exposure is performed, in order to establish its pertinence and functionality, and to carry out the necessary adjustments. The Market and Liquidity Risks Management Office elaborate reports daily, weekly and monthly basis in order to monitor the exposure levels and the limits and triggers set up, and to support the decision-making process.

Each subsidiary has its own liquidity contingency plan, which is tested annually. These contingency plans procure the optimization of different funding sources, including obtaining additional funding from the Parent Company.

Liquidity risk management

The Bank’s Board of Directors sets the strategy for managing liquidity risk and delegates responsibility for oversight of the implementation of this policy to ALCO committee that approves the Bank’s liquidity policies and procedures. The Treasury Division manages the Bank’s liquidity position on a day-to-day basis and reviews daily reports covering the liquidity position. A summary report, including any exceptions and remedial action taken, is submitted regularly to Risk Committee and ALCO committees.

a.     Liquidity risk exposure:

In order to estimate liquidity risk, the Bank measures a liquidity coverage ratio to ensure holding liquid assets sufficient to cover potential net cash outflows over 30 days. This indicator allows the Bank to meet liquidity coverage for the next month. The liquidity coverage ratio is presented as follows:

Liquidity Coverage Ratio	December 31, 2023	December 31, 2022
Net cash outflows into 30 days	13,752,496	18,227,019
Liquid Assets	50,680,823	48,059,179
Liquidity coverage ratio **	368.52%	263.67%

*    The minimum level required of the liquidity coverage ratio by the legal norm is 100%.

b.     Liquid Assets

One of the main guidelines of the Bank is to maintain a solid liquidity position, therefore, the ALCO Committee, has established a minimum level of liquid assets, based on the funding needs of each subsidiary, to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Bank’s reputation.

The following table shows the liquid assets held by Bank:

Liquid Assets(1)	December 31, 2023	December 31, 2022
High quality liquid assets*
Cash	25,273,317	26,299,990
High quality liquid securities	19,951,771	17,739,501
Other Liquid Assets
Other securities**	5,455,735	4,019,688
Total Liquid Assets	50,680,823	48,059,179
(1)	Cash and those liquid assets received by the Central Bank for its operations expansion and monetary contraction are the assets with highest liquidity. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.

*      High-quality liquid assets: cash and shares that are eligible to be reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in paragraph 3.1.1 of the Foreign Regulatory Circular DODM-142 of the Bank of the Republic.

**   Other Securities: Securities issued by financial and corporate entities.

c.     Contractual maturities of financial assets

The tables below set out the remaining contractual maturities of principal and interest balances of the Bank’s financial assets:

Contractual maturities of financial assets December 31, 2023

Financial Assets	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	24,461,384
Interbank borrowings - Repurchase agreements	14,497,024	452,847
Financial assets investments	2,467,493	12,311,055	5,462,198	2,597,787	5,525,545
Loans and advances to customers	12,474,473	90,653,852	96,770,268	57,038,679	104,103,871
Derivative financial instruments	3,922,735	12,977,266	4,141,896	1,699,943	1,405,850
Total financial assets	57,823,109	116,395,020	106,374,362	61,336,409	111,035,266

Contractual maturities of financial assets December 31, 2022

Financial Assets	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	24,721,168	-	-	-	-
Interbank borrowings - Repurchase agreements	6,354,954	1,369,698	-	-	-
Financial assets investments	5,191,479	10,620,793	4,595,406	2,715,738	3,788,041
Loans and advances to customers	11,980,037	80,781,681	95,394,236	60,072,303	108,373,306
Derivative financial instruments	1,486,797	5,636,620	3,413,710	1,481,485	1,348,645
Total financial assets	49,734,435	98,408,792	103,403,352	64,269,526	113,509,992

d.     Contractual maturities of financial liabilities

The tables below set out the remaining contractual maturities of principal and interest balances of the Bank’s financial liabilities:

Contractual maturities of financial liabilities December 31, 2023:

Financial Liabilities	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	143,307,149
Time deposits from customers	15,107,203	57,588,430	17,737,464	6,671,911	18,331,091
Interbank deposits-Repurchase agreements	809,027	242,810	23,431
Borrowings from other financial institutions	763,580	5,604,327	6,651,228	2,403,786	2,661,657
Debt securities in issue	124,055	3,913,687	4,363,593	6,023,469	3,836,353
Preferred Shares		57,701	115,403	115,403	295,697
Derivative financial instruments	3,337,039	13,511,532	4,146,259	1,688,473	1,484,149
Total financial liabilities	163,448,053	80,918,487	33,037,378	16,903,042	26,608,947

Contractual maturities of financial liabilities December 31, 2022:

Financial Liabilities	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	158,943,073	-	-	-	-
Time deposits from customers	9,814,980	47,401,947	18,441,478	7,318,807	17,384,283
Interbank deposits-Repurchase agreements	921,917	158,179	-	-	-
Borrowings from other financial institutions	1,601,799	12,736,576	10,673,653	4,325,218	2,479,635
Debt securities in issue	807,242	2,117,609	9,501,683	8,220,719	1,472,558
Preferred Shares	62,083	374,780	540,358	136,414	322,982
Derivative financial instruments	1,488,518	5,167,852	2,579,407	1,501,967	1,417,894
Total financial liabilities	173,639,612	67,956,943	41,736,579	21,503,125	23,077,352

The expected cash flows for some financial assets and liabilities may vary significantly from their contractual maturity. The main differences are the following:

●	The demand deposits historically have maintained a tendency to remain stable.
●	The mortgages loans, in spite of having contractual maturity between 15 and 30 years, its average life is less than these terms.

e.     Financial guarantees

The tables below set out the remaining contractual maturities of the Bank’s financial guarantees

December 31, 2023	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	826,699	9,388,345	1,489,899	450,875	535,380

December 31, 2022	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	757,658	6,981,309	3,660,806	134,611	90,530

Interest Rate Benchmark Reform

As part of the LIBOR benchmark reform that is being implemented since 2017 by the Financial Conduct Authority of the UK, in March of the present year, it was announced that the publication of LIBOR on a representative basis will cease for the one-week and two-month USD LIBOR settings immediately after December 31, 2021, and the remaining USD LIBOR settings immediately after June 30, 2023.

The Bank has taken the necessary measures to identify and implement the action plans required to address de discontinuation process of the LIBOR rate. The replacement of th LIBOR rate in USD with the SOFR rate was approved by the Asset and Liability Management (ALM) Committee and the Risk Committee of the Board of Directors. The development of products indexed to the new reference rate (SOFR) has commenced.

The following tables provide a breakdown by currency and nature of financial instruments exposed to the LIBOR rate for the periods ending in December 2022 and December 2023:

December 31, 2022
In millions of COP
USD LIBOR[1]
Assets
Loans	12,448,204
Bonds	693,302
Derivatives	(1,784,991)
Total Assets	11,356,515
Liabilities
Loans	2,209,628
Term deposits	11,458
Total Liabilities	2,221,086

1Cessation date: USD LIBOR 06/30/23. Portfolio balances and market value of derivative transactions outstanding at December 30, 2021.

December 31, 2023
In millions of COP
USD LIBOR[1]
Assets
Loans	66,351
Bonds
Derivatives
Total Assets	66,351
Liabilities
Loans	323
Term deposits	6,750
Total Liabilities	7,073

1Cessation date: USD LIBOR 06/30/23. Portfolio balances and market value of derivative transactions outstanding at December 31, 2023.

Risk

Any failure by market participants, such as the Bank, and regulators to successfully introduce benchmark rates to replace LIBOR and implement effective transitional arrangements to address the discontinuation of LIBOR could result in disruption of the financial and capital markets. In addition, the transition process to an alternative reference rate could impact the Bank’s business, financial condition or result of operations, as a result of:

•An adverse impact in pricing, liquidity, value, return and trading for a broad array of financial products, loans and derivatives that are included in the Bank’s financial assets and liabilities.

•Extensive changes to internal processes and documentation that contain references to LIBOR or use formulas that depend on LIBOR.

•The transition and development of appropriate systems and models to effectively transition the Bank’s risk management processes from LIBOR -based products to those based on one or more alternative reference rates in a timely manner; and

•An increase in prepayments of LIBOR -linked loans by the Bank’s clients.

From January 2022, products indexed to the SOFR rate began to be offered, additionally it was defined not to carry new operations indexed to the LIBOR rate. In turn, as an organization, we will continue to focus during 2024 on the transition process of operations that are indexed to LIBOR.

Capital management

The Capital Management function oversees Shareholders’ equity and Bancolombia’s capital structure, aiming for value generation through businesses related to financial activities and investments.

The goal is to have the enough capital to cover unexpected losses, and develope the business plan. To do so, the Capital and Corporate Investments area oversees Bancolombia’s capital ratios and uses several mechanisms to optimize such ratios according to forecasted business conditions.

The monitoring of corporate investments and shareholders’ equity, as well as different components of assets and associated risks, is executed for internal and external purposes. The results are presented to the Board of Directors and some support committees to make sure that all risks are properly managed and within risks appetite, guidelines, and regulation.

Bancolombia’s management has the goal of maintaining the balance between an adequate capital allocation and value generation for shareholders. This way, business opportunities can be financed with internal funding or capital markets resources.

Bancolombia’s lending and deposit-taking activities are supervisor by the Superintendencia Financiera de Colombia, and that implies complying with Decree 1477 of 2018.

This decree standardized the definitions of regulatory capital according to Basel III standards. It also updated the risk adjusted capital consumption of assets and added capital buffers. New capital measures will be implemented from the current 4.5% basic solvency level and the 9% total solvency level.

Additionally, Bancolombia conducts stress test to estimate how the bank’s balance sheet, results and ratios during adverse scenarios. None of the stress test runs implies reaching solvency ratios below regulatory levels and therefore, we consider that capital levels are optimal at the end of 2023.

Between 2021 and 2024, after the complete implementation of the new capital standards, a minimum basic capital of 6% and a total capital ratio of 11.5% will be required, according to the following formulas::

The following table indicates Bancolombia’ s capital ratios for 2023 according to the new regulation implemented in Colombia:

Technical Capital	Asof
	December 31, 2023	December 31, 2022
In millions of COP
Primary capital	39,704,542	40,652,350
Share Capital	480,914	480,914
Additional paid-in capital	4,857,454	4,857,454
Preferred shares	584,204	584,204
Legal reserve	14,541,561	14,534,766
Occasional reserves	7,250,712	3,162,401
Non-controlling interest	960,217	908,648
Other comprehensive income	4,065,182	7,749,234
Net income attributable to equity holders of the Parent Company	6,116,936	6,783,490
Retained earnings	847,362	1,591,239
Less:	(8,919,345)	(11,001,874)
Prior-year losses	(79,587)	(79,577)
Intangibles assets	(7,818,125)	(9,836,661)
Revaluation property, plant and equipment	(350,061)	(351,871)
Other intangibles	(671,572)	(602,531)
Deferred net income tax	-	(131,234)
Primary capital (Tier I)	30,785,197	29,650,476
Hybrid bonds	4,283,448	6,109,531
Subordinated bonds	678,797	794,881
General provisions	375,902	12,759
Computed secondary capital (Tier II)	5,338,147	6,917,171
Less:	(10,687)	(16,136)
Technical capital	36,112,657	36,551,511
Capital Ratios
Primary capital to risk-weighted assets (Tier I)	11.42%	10.37%
Secondary capital to risk-weighted assets (Tier II)	1.98%	2.41%
Risk-weighted assets including market risk and operational risk	269,591,211	285,878,639
Technical capital to risk-weighted assets	13.40%	12.79%

Calculations based on the new definitions of Decree 1477 of 2018.